7/13

04035494

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangzhou Pharmaceutical Co Ltd

*CURRENT ADDRESS

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

FILE NO. 82- 34656   FISCAL YEAR 12-31-03

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

- 12G3-2B (INITIAL FILING) ☐
- AR/S (ANNUAL REPORT) ☑
- 12G32BR (REINSTATEMENT) ☐
- SUPPL (OTHER) ☐
- DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 7/14/04

ARI S
12-31-03



年 2003

annual report

報

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

GPC

Company Profile 2
Financial Data and Financial Highlights 4
Change in Share Capital and Shareholders 9
Directors, Supervisors, Senior Management and Staff 13
Corporate Governance 19
Summary of Shareholders' Meetings 21
Report of the Board of Directors
Management discussion and analysis 22
Daily operations of the Board 32
Proposed scheme of profit distribution and increase in share capital from capital reserve 33
Other matters 34
Report of the Supervisory Committee 40
Major Events 42
Financial Reports
Prepared in accordance with PRC accounting standards and systems 44
Prepared in accordance with Generally Accepted Accounting Principles in Hong Kong 108
Documents Available for Inspection 156

Important Notice:

The Board of Directors of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") and each Director collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this annual report and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, that there are no material omissions from, or misrepresentations or misleading statements contained in this annual report.

Guangzhou Yangcheng Certified Public Accountants Co., Ltd., the domestic auditors, and PricewaterhouseCoopers, the international auditors, have audited the accounts of the Group and the Company for the year ended 31 December 2003 (the "Reporting Period" or the "year") and issued unqualified auditors' reports thereon.

Mr. Cai Zhixiang, Chairman of the Board, Mr. Zhou Yuejin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Finance Manager, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this annual report.

Mr. Liu Jinxiang, an Independent Non-executive Director of the Company, being unable to attend the Board meeting held on 26 March 2004 due to other business commitment, has appointed Mr. Zhang Bohua to attend and to vote on his behalf.

This annual report is drafted in both English and Chinese. In the event that different interpretation occurs, with the exception of the accounts prepared in accordance with HK GAAP and the international auditors' report thereon, the Chinese version shall prevail.

1.	Legal name:	
	Chinese name:	廣州藥業股份有限公司
	Chinese name abbreviation:	廣州藥業
	English name:	Guangzhou Pharmaceutical Company Limited
	English name abbreviation:	GPC
2.	Legal representative:	Mr. Cai Zhixiang
3.	Company secretary:	Mr. He Shuhua
	Representative of securities affairs:	Ms. Huang Xuezhen
	Address:	45 Sha Mian North Street, Guangzhou City Guangdong Province, PRC
	Telephone:	(8620) 8121 8119
	Fax:	(8620) 8121 6408
	E-mail:	hesh@gpc.com.cn/ huangxz@gpc.com.cn
4.	Registered address:	45 Sha Mian North Street, Guangzhou City Guangdong Province, PRC
	Postal code:	510130
	Website:	http://www.gpc.com.cn
	E-mail:	sec@gpc.com.cn
	Principal place of business address in Hong Kong:	Room 2005, 20th Floor, Tower Two, Lippo Center 89 Queensway, Hong Kong
5.	Designated newspapers for information disclosure:	Shanghai Securities Hong Kong Economic Daily The Standard
	Internet website designated by the China Securities Regulatory Commission for publishing this annual report:	http://www.sse.com.cn
	Internet website designated by The Stock Exchange of Hong Kong Limited for publishing this annual report:	http://www.hkex.com.hk
	Place where this annual report is available for inspection:	The Secretariat to the Board of Directors of Guangzhou Pharmaceutical Company Limited
6.	Place of listing, name and codes of the Company's shares:	A Shares: The Shanghai Stock Exchange Stock Code: 600332 Stock Abbreviation: GZ Phar. H Shares: The Stock Exchange of Hong Kong Limited Stock code: 0874 Stock Abbreviation: GZ Phar.

7. Other corporate information:

First registration date:	1 Septermber 1997
Place of first registration:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Registration date for change:	17 January 2001
Place of first registration for change:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Business licence number:	4401011101830
Tax registration number:	44010063320680x
Auditors:	International auditors: PricewaterhouseCoopers Certified Public Accountants 22nd Floor, Prince's Building Central, Hong Kong PRC auditors: Guangzhou Yangcheng Certified Public Accountants Co., Ltd. 25th Floor, Jianlibao Tower 410 Dongfeng Road Central Guangzhou 510030, Guangdong, PRC





DETAILS OF RESULTS OF THE COMPANY AND ITS SUBSIDIARIES (COLLECTIVELY THE "GROUP") FOR THE YEAR ENDED 31 DECEMBER 2003

Extracted from the accounts prepared in accordance with PRC accounting standards and systems:

Items	**2003** *RMB'000*
Total profit	284,773
Net profit	139,795
Net profit after non-operating items (note)	144,460
Profit from principal operations	1,372,714
Profit from other operations	43,332
Operating profit	296,060
Income from investments	2,715
Government grants and subsidies	276
Net non-operating results	(14,278)
Net cash inflows from operating activities	(6,830)
Net increase in cash and cash equivalents	(201,038)

Note: Non-operating items included:	*RMB'000*
Losses on disposal of long-term equity investment	*3,015*
Government grants and subsidies	*276*
Gain from short-term investments	*738*
Net non-operating results	*2,232*
Non-operating expenses after deducting assets impairment	*10,328*
Reversal of assets impairment provided in the previous years	*3,490*
Income tax adjustment	*1,942*

Differences between the accounts of the Company and the Group for the year ended 31 December 2003 prepared in accordance with PRC accounting standards and systems and the accounting principles generally accepted in Hong Kong ("HK GAAP"):

	Group		**Company**	
		As restated		As restated
	As at 31 December 2003	As at 31 December 2002	**As at 31 December 2003**	As at 31 December 2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Net assets under PRC accounting standards and systems	**2,429,476**	2,335,583	**2,432,159**	2,332,111
Provision for bad debts	**—**	(26,067)	**—**	—
Intangible assets capitalised	**58,571**	69,017	**1,458**	1,701
Difference on fixed assets revaluation	**132,808**	134,783	**—**	—
Overprovision of research and development cost	**—**	4,228	**—**	—
Provision for employee benefits	**(66,782)**	(71,762)	**—**	—
Deferred taxation	**12,708**	26,590	**—**	—
Reversal of payables write-off	**—**	(5,144)	**—**	—
Difference in monority interests	**(15,364)**	(13,148)	**—**	—
Reversal from net assets attributable to subsidiaries	**—**	—	**(221,905)**	(165,539)
Net assets under HK GAAP	**2,551,417**	2,454,080	**2,211,712**	2,168,273

	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Net profit under PRC accounting standards and systems	**139,795**	158,478	**143,516**	151,794
Amortisation of intangible assets capitalised	**(10,446)**	(10,446)	**—**	—
Additional depreciation on revalued fixed assets	**(1,975)**	(1,975)	**(243)**	(243)
Research and development cost undercharged	**(4,228)**	(8,530)	**—**	—
Government subsidies recognised as income	**290**	3,600	**—**	—
Reversal/(provision) of employee benefits	**4,980**	(71,762)	**—**	—
Deferred taxation (charged)/credited	**(13,882)**	30,341	**—**	—
Provision for staff bonus and welfare fund	**(2,507)**	(2,144)	**—**	—
Reversal of bad debt provision	**26,067**	—	**—**	—
Income arising from dilution of interest in a subsidiary	**3,565**	—	**3,565**	—
Payables written-off recognised as income	**7,224**	—	**—**	—
Difference in monority interests	**(2,216)**	3,593	**—**	—
Reversal of share of results of subsidiaries	**—**	—	**(54,745)**	(85,872)
Net profit under HK GAAP	**146,667**	101,155	**92,093**	65,679

PRINCIPAL FINANCIAL DATA AND FINANCIAL INDICATORS

1. *Extracted from the accounts prepared in accordance with PRC accounting standards and systems*

Indicators	**2003**	2002 Before adjustment	2002 After adjustment	2001 Before adjustment	2001 After adjustment
Income from principal operations (RMB'000)	**6,971,963**	5,943,823	5,943,823	5,334,029	5,334,029
Net profit (RMB'000)	**139,795**	158,478	158,478	146,134	146,134
Total assets (RMB'000)	**4,707,039**	4,173,194	4,173,194	3,702,113	3,702,113
Shareholders' equity (excluding minority interests) (RMB'000)	**2,429,476**	2,286,929	2,335,583	2,172,916	2,221,570
Earnings per share (RMB)	**0.17**	0.20	0.20	0.18	0.18
Net assets per share (RMB)	**3.00**	2.82	2.88	2.68	2.74
Adjusted net assets per share (RMB)	**2.92**	2.74	2.80	2.59	2.65
Net cash inflows from operating activities per share (RMB)	**(0.01)**	0.21	0.21	0.17	0.17
Return on net assets (fully diluted)(%)	**5.75**	6.93	6.79	6.73	6.58
Return on net assets (weighted average)(%)	**5.87**	7.04	6.96	7.04	6.96
Return on net assets after deducting non-operating items (weighted average) (%)	**6.06**	7.20	7.12	7.11	7.02
Ratio of shareholders' equity (excluding minority interests) (%)	**51.61**	54.80	55.97	58.69	60.00
Gearing ratio (%) (Note)	**44.84**	41.94	40.78	38.19	36.87

2. *Extracted from the accounts prepared in accordance with HK GAAP*

Indicators	**2003**	As restated 2002	2001	2000	1999
Turnover (RMB'000)	**6,973,113**	5,943,823	5,334,029	4,222,857	3,454,492
Profit before taxation (RMB'000)	**307,829**	196,360	205,987	204,572	178,115
Net profit for the year (RMB'000)	**146,667**	101,155	95,868	135,250	128,688
Total assets (RMB'000)	**4,954,091**	4,410,210	3,877,969	3,256,426	3,072,057
Total liabilities (RMB'000)	**2,402,674**	1,956,130	1,469,539	1,657,609	1,593,832
Shareholders' equity (RMB'000)	**2,551,417**	2,454,080	2,408,430	1,598,817	1,478,225
Earnings per share (RMB)	**0.181**	0.125	0.119	0.185	0.176
Net assets per share (RMB)	**3.15**	3.03	2.97	2.18	2.02
Return on net assets (%)	**5.75**	4.12	3.98	8.46	8.71
Ratio of shareholders' equity (%)	**51.50**	55.65	62.11	49.10	48.12
Gearing ratio (%) (Note)	**48.50**	44.35	37.89	50.90	51.88

Note: Gearing ratio is calculated according to the following formula: total liabilities/total assets x 100%

FINANCIAL INDICATORS AS REQUIRED BY THE INFORMATION DISCLOSURE FOR COMPANIES ISSUING LISTED SECURITIES (NO. 9) PROMULGATED BY THE CHINA SECURITIES REGULATORY COMMISSION (PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS)

	Return on net assets (%)		Earnings per share (RMB)	
Profit for the Reporting Period	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
Profit from principal operations	56.50	57.65	1.69	1.69
Operating profit	12.19	12.43	0.37	0.37
Net profit	5.75	5.87	0.17	0.17
Net profit after deducting non-operating items	5.95	6.06	0.18	0.18

CHANGE IN CONSOLIDATED SHAREHOLDERS' EQUITY DURING THE YEAR

Extracted from the accounts prepared in accordance with PRC accounting standards and systems

Items	Share capital *RMB*	Capital reserve *RMB*	Surplus reserve *RMB*	Include: Statutory public welfare fund *RMB*	Retained earnings *RMB*	Total equity *RMB*
Opening balance	810,900,000.00	1,114,334,224.64	336,429,845.16	109,728,912.38	73,918,608.87	2,335,582,678.67
Additions	—	5,237,977.77	80,670,425.74	24,892,774.22	140,471,391.49	226,379,795.00
Deductions	—	—	654,587.83	163,126.19	131,831,503.43	132,486,091.26
Closing balance	810,900,000.00	1,119,572,202.41	416,445,683.07	134,458,560.41	82,558,496.93	2,429,476,382.41

Reasons for change:

1. Addition in capital reserve is mainly due to capital contribution by minority shareholders into Guangzhou Han Fang Contemporary Chinese Medicine Research and Development Co., Ltd. ("Guangzhou Han Fang"), a subsidiary of the Company in April 2003 and government grants related to fixed assets and waived liabilities.

2. Change in surplus reserve is mainly due to the amount transferred from the Group's net profit for the year.

Extracted from the accounts prepared in accordance with HK GAAP

Items	Share capital	Share premium	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Retained earnings	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1 January 2003, as previouly reported	810,900	781,134	443,355	160,635	109,729	66,066	83,247	2,455,066
Change in accounting policies - provision for net deferred tax liabilities	—	—	(53,184)	—	—	—	52,198	(986)
Restated as at 1 January 2003	810,900	781,134	390,171	160,635	109,729	66,066	135,445	2,454,080
Profit for the year	—	—	—	—	—	—	146,667	146,667
2002 final dividend paid	—	—	—	—	—	—	(48,654)	(48,654)
Transfers	—	—	7,418	33,978	24,893	21,821	(88,110)	—
Release upon disposal of a subsidiary	—	—	—	(307)	(163)	(206)	—	(676)
As at 31 December 2003	810,900	781,134	397,589	194,306	134,459	87,681	145,348	2,551,417



CHANGE IN SHARE CAPITAL

1. Movement in share capital and its components

Unit: share

	Before change	Change (+/-) Right issues	Bonus issues	Reserves capitalised	New issues	Others	Sub-total	After change
A. Unlisted shares								
1. Founders' shares								
Including:								
State-owned shares	513,000,000	–	–	–	–	–	–	513,000,000
Domestic legal entities' shares	–	–	–	–	–	–	–	–
Overseas legal entities' shares	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–
2. Collective legal entities' shares	–	–	–	–	–	–	–	–
3. Inner staff shares	–	–	–	–	–	–	–	–
4. Preferred shares or others	–	–	–	–	–	–	–	–
Total unlisted shares	513,000,000	–	–	–	–	–	–	513,000,000
B. Listed shares	–	–	–	–	–	–	–	–
1. RMB-denominated ordinary shares	78,000,000	–	–	–	–	–	–	78,000,000
2. Domestic listed foreign capital shares	–	–	–	–	–	–	–	–
3. Overseas listed foreign capital shares (H shares)	219,900,000	–	–	–	–	–	–	219,900,000
4. Others	–	–	–	–	–	–	–	–
Total listed shares	297,900,000	–	–	–	–	–	–	297,900,000
C. Total shares	810,900,000	–	–	–	–	–	–	810,900,000

2. Shares issued to the public

The Company issued 219,900,000 H shares in Hong Kong on 24 October 1997, with the issue price of HK$1.65 per share. The H shares were listed on The Stock Exchange of Hong Kong Limited ("HKEX") on 30 October 1997.

The Company issued 78,000,000 A shares in the PRC on 10 January 2001, with the issue price of RMB9.80 per share. These A shares were listed on The Shanghai Stock Exchange ("SSE") on 6 February 2001.

Subsequent to the issue of the A shares, the total number of shares issued by the Company amounted to 810,900,000 shares.

3. The inner staff shares

The Company does not have any inner staff shares.

INTRODUCTION OF SHAREHOLDERS

1. Number of shareholders at end of the Reporting Period

As at 31 December 2003, there were 52,718 shareholders in total, out of which only one shareholder holding the State-owned shares, 52,674 shareholders holding the A shares and the remaining 43 shareholders holding the H shares.

2. Shareholders' interests and short positions in the shares and underlying shares of the Company

(1) As at 31 December 2003, the interests and short positions of persons (not being the Directors, Supervisors and Senior Management of the Company) in the shares and underlying shares of the Company which were notified to the Company and HKEX pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") and required to be entered in register maintained by the Company under Section 336 of the SFO were as follows:

Shareholders	Nature of shares held	Number of shares held (share)	% of total issued State-owned shares	% of total issued H shares
Guangzhou Pharmaceutical Holdings Limited ("GPHL")[1]	State-owned shares	513,000,000	100%	—
The Hong Kong and Shanghai Banking Corporation Limited[2]	H shares	41,212,194	—	18.74%
Guotai Junan (Hong Kong) Securities Company Limited[2]	H shares	21,138,000	—	9.61%
Bank of China (Hong Kong) Company Limited[2]	H shares	18,803,000	—	8.55%
Hang Seng Bank Limited[2]	H shares	11,464,274	—	5.21%
Citibank[2]	H shares	11,228,000	—	5.11%

As far as the Directors are aware, as at 31 December 2003, other than those listed above, there was no other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of any class of the issued share capital of the Company.

Notes:

1. *During the Reporting Period, GPHL disposed part of its interests in the Company's State-owned shares for the purpose of financing the debt restructuring of Guangzhou Baiyunshan Pharmaceutical Co., Ltd. The total number of the State-owned shares involved is 152,600,000 shares, including a proposed disposal of 12,480,000 State-owned shares to the Guangzhou Office of China Huarong Asset Management Corporation and 22,000,000 State-owned shares to the Guangzhou Office of China Greatwall Asset Management Corporation. Relevant procedures to complete the disposals are currently in progress. The remaining State-owned shares of the Company held by GPHL and as involved are still pledged as collateral.*

2. *As notified by HKSCC Nominees Limited, as at 31 December 2003, the H shares held by each corporation in its securities account with the Central Clearing and Settlement System amounted to more than 5% of the total issued H shares of the Company.*

(2) The top ten shareholders of the Company as at 31 December 2003 are set out as follows:

Shareholders	No. of shares (Share)	Type of shares	% of the issued share capital	Nature of shares
GPHL	513,000,000	Unlisted	Approximately 63.26	State-owned shares
HKSCC Nominees Limited	218,170,999	Listed	Approximately 26.90	H shares
HSBC Nominees (Hong Kong) Limited	862,000	Listed	Approximately 0.11	H shares
Wong Chung King	308,000	Listed	Approximately 0.04	H shares
Deng Da Kai	305,746	Listed	Approximately 0.04	A shares
Xing He Securities Investment Fund	302,415	Listed	Approximately 0.04	A shares
Chen Yu Liang	166,557	Listed	Approximately 0.02	A shares
Zhang La	123,000	Listed	Approximately 0.02	A shares
Liu Zhi Zhong	120,000	Listed	Approximately 0.01	A shares
Xie Feng Hua	115,000	Listed	Approximately 0.01	A shares

Notes:

(1) According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.

(2) GPHL is not connected with the other nine shareholders listed above. The Company is not aware of any connection among the nine shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

3. Information of the shareholders holding 10% or more of the Company's total issued shares

Name of shareholder:	GPHL
Legal representative:	Mr. Cai Zhixiang
Date of establishment:	7 August 1996
Registered capital:	RMB1,007,700,000
Type of legal entity:	State-owned enterprise with limited liability
Shareholding structure:	100% state-owned

GPHL's business scope is to invest in and manage State-owned assets, to sell and manufacture chemical medicine, Chinese Patent Medicine ("CPM"), Chinese raw medicine, biological products, medical apparatus, packing materials for pharmaceutical products, health drinks and food, hygienic materials and medicine-related merchandise; to undertake medicine-related import and export affairs and to develop real estate.

4. Other shareholders holding 10% or more of the Company's total issued shares

During the Reporting Period, the Company had no other shareholders holding 10% or more of the Company's total issued shares.

5. **The top ten shareholders holding the listed shares of the Company as at 31 December 2003 are set out as follows:**

Shareholders	No. of listed shares held (Share)	Nature of shares
HKSCC Nominees Limited	218,170,999	H shares
HSBC Nominees (Hong Kong) Limited	862,000	H shares
Wong Chung King	308,000	H shares
Deng Da Kai	305,746	A shares
Xing He Securities Investment Fund	302,415	A shares
Chen Yu Liang	166,557	A shares
Zhang La	123,000	A shares
Liu Zhi Zhong	120,000	A shares
Xie Feng Hua	115,000	A shares
Jiangsu Jianghai Grain and Oil Trade Company	100,000	A shares

Notes:

(1) According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.

(2) The Company is not aware of any connection among the ten shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

6. **Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the year.**

7. **During the Reporting Period, there was no change in the controlling shareholder of the Company.**

PRE-EMPTIVE RIGHTS

According to the laws of the PRC and the Articles of Association of the Company, there is no pre-emptive right which would oblige the Company to issue new shares to existing shareholders on a pro-rata basis.





PROFILES

1. **Directors:**

Mr. Cai Zhixiang, aged 54, Chairman of the Board of the Company, joined GPHL in 1981 and has over 20 years' experience in the pharmaceutical industry. Mr. Cai graduated from Guangzhou Administration College in 1991 with a Diploma in Business Administration. In 2000, he received a Master degree in management from University of Management and Technology in the United States. He is also the Chairman of GPHL, an executive member and Vice Chairman of the Executive Committee of Guangzhou Red-Cross Association, the Honorary Vice Chairman of Guangdong Medical Association of Industry and Commerce, an executive member of the Guangzhou Association Enterpreneurs, the Vice Chairman of Guangzhou Enterprise Assessment Association, an executive member of the China Enterpreneurs National Executive Committees and an executive member of the Executive Committee of the Cultural Construction Association of China Top 100 Enterprises.

Mr. Li Yimin, aged 53, Vice Chairman of the Board of the Company and Chief Pharmacist , joined GPHL in 1970 and has 33 years' experience in the Chinese pharmaceutical industry. Mr. Li further studied at the Faculty of Biology of Zhong Shan University in 1976. He received a Master degree in management from University of Management and Technology in the United States in 2000. At present, he is the Vice Chairman and General Manger of GPHL, the Chairman of Guangzhou Baiyunshan Pharmaceutical Co., Ltd. and an Independent Director of Guangzhou Steel Holdings Ltd. Mr. Li is also an executive member of Chinese Medicine Society of China, Chairman of the Association of Pharmaceutical Industry of Guangdong Province, Vice Chairman of the Guangdong Medicine Society, Vice Chairman of the Chinese Medicine Society of Guangdong Province, and Vice Chairman of Guangzhou Chain Store Operations Association respectively.

Mr. Feng Zansheng, aged 53, a Director of the Company, joined GPHL in 1970. He graduated from Guangzhou Medical College in 1977 with a Diploma in Medical Treatment. Mr. Feng is the Chairman and General Manager of Guangzhou Pharmaceutical Corporation, Vice Chairman of the Chinese Medical Commerce Association, an executive member of Guangdong Medical Society and Vice Commissioner of Trading Specialty.

Mr. Zhou Yuejin, aged 46, is a Director and the General Manager of the Company. Mr. Zhou obtained a Bachelor degree of Industrial Study and a Master degree in Economics, and qualified as a Senior Economist and a Certified Pharmacist. He joined GPHL in 1975. He was the supervisor of the business department of, assistant to the factory manager of, vice factory manager of and factory manager of the Guangzhou He Ji Gong Pharmaceutical Co., Ltd., Director and Deputy General Manager of Po Lian Development Co., Ltd. He has been the General Manager of the Company since December 2001. He has extensive experience in business management and investment.

Independent Non-executive Directors:

Mr. Chu Youlin, David, aged 59, has been appointed as an Independent Non-executive Director of the Company since 1997. Mr. Chu is a member of the Legislative Council of the Hong Kong Special Administrative Region and the Chairman of Wah Tak Fung Holdings Limited. Mr. Chu received a Master degree in Management from Northwest University and a Master degree in Business Administration from Harvard University in the United States.

Mr. Zhang Bohua, aged 71, has been appointed as an Independent Non-executive Director of the Company since 1997. Mr. Zhang is the Chairman of Yue Xiu China Investment Co., Ltd and China Canton Investment Ltd.

Mr. Liu Jinxiang, aged 64, has been appointed as an Independent Non-executive Director of the Company since 2000. Mr. Liu was previously the Managing Director of Yue Xiu Enterprises (Holdings) Limited, Guangzhou Investment Co., Ltd, and Yue Xiu Transportation Co., Ltd. Mr. Liu graduated from Xi'an Construction Technology University in 1964 and has over 40 years' management experience in areas of industrial technology, enterprise management and economic affairs. He was Vice-Mayor of Guangzhou City and head of Guangzhou Economic Committee.

Mr. Wu Zhang, aged 46, has been appointed as an Independent Non-executive Director of the Company since 2000. Mr. Wu is currently the Chairman of the Board of Directors of Guangzhou Securities Co., Ltd, Chairman of Golden Eagle Asset Management Co., Ltd and an Independent Director of Guangzhou Zhujiang Corporation Co., Ltd. Mr. Wu received a Master degree in Management from Murdoch University in Australia and has a strong theoretical knowledge in economics and finance and sound experience in securities management. From 1989 to 1999, he was General Manager of Guangzhou Yue Yin Finance Development Company, Director and Deputy General Manager of Hong Kong Yue Xiu Finance Company Limited and Hong Kong Yue Xiu Securities Co., Ltd.

Mr. Huang Buren, aged 68, has been appointed as an Independent Non-executive Director of the Company since 2000. Mr. Huang was qualified as a China Tax Specialist and a Certified Tax Specialist in 1996. He has over 40 years' experience in fiscal and tax affairs. Mr. Huang has previously been the Chief of a branch of the Guangzhou Finance Bureau, Vice commissioner of the Guangzhou Finance and Tax Bureau and Commissioner of the Guangzhou Price Bureau.

Supervisors:

Mr. Chen Canying, aged 54, Chairman of the Supervisory Committee of the Company, joined GPHL in 1973. Mr. Chen graduated from Guangzhou Administration College in 1985. He is also the Chairman of the Labor Union of GPHL and the Company. Mr. Chen is also an executive member of the Guangzhou Entrepreneurs Association, a member of the Editorial Committee of the "Chinese Medicine Affairs Paper", and an executive member of the Chinese Medicine Economic Research Association.

Mr. Tan Sima, aged 40, has been appointed as Supervisor of the Company since 2000. Mr. Tan is currently the Vice Chairman and General Manager of Guangzhou Securities Co., Ltd. He has a Master degree in Economics from Zhong Shan University and has rich experience and strong theoretical knowledge of management of securities. Mr. Tan was the Deputy General Manager of Hong Kong Yue Xiu Finance Co., Ltd, Managing Director of Guangzhou Yue Yin Finance Development Company. He is also Deputy General Manager of Yue Xiu Securities Co., Ltd.

Mr. Luo Jidong, aged 50, has been appointed as Supervisor of the Company since 2000. He is a Senior Economist and the Chief of the China Merchant Bank, Guangzhou branch. He obtained a Master degree in Economics from Southwest Finance University and has rich experience in financial management.

Senior management:

Mr. He Shuhua, aged 47, Deputy General Manager and Secretary of the Company, joined GPHL in 1982. He graduated from Zhong Shan University in 1982 with a Bachelor degree in Biology. In 1995, he obtained a Master degree in Statistics from the same university. He is also an executive member of Guangdong Statistics Society and a representative of the 12th Guangzhou Municipal People's Congress.

Mr. Li Decheng, aged 43, is the Deputy General Manager of the Company and the General Manager of Guangzhou Pan Gao Shou Pharmaceutical Co. Ltd. He joined GPHL in 1978. Mr. Li graduated from Guangzhou Teaching College in 1988 with a University Diploma in Political Science and Economic Management and a post-graduate of the Northeast Finance University. He is an executive member of the China Chinese Medicine Association.

Mr. Gao Fang, aged 45, joined the Company in 2002. He is the Financial Controller of the Company. Mr. Gao received post-graduate education and is a qualified lawyer, Certified Public Accountant and Senior Economist. He was previously in charge of the audit department of the Shenzhen Stock Exchange, a Director and Deputy General Manager of Hong Kong Guangxin Enterprise Company and Deputy General Manager and Financial Controller of Beijing Bi Te Technology (Holdings) Co., Ltd.

2. Directors', Supervisors' and Senior Management's interests in shares (A shares) during the Reporting Period

Name	Position	Shares held as at 1 January 2003 (share)	Shares held as at 31 December 2003 (share)	Reason for change
Mr. Cai Zhixiang	Director	14,700	14,700	Note
Mr. Li Yimin	Director	14,700	14,700	Note
Mr. Zhou Yuejin	Director	3,700	28,900	Note
Mr. Feng Zansheng	Director	—	—	
Mr. Chu Youlin	Independent Non-executive Director	—	—	
Mr. Zhang Bohua	Independent Non-executive Director	—	—	
Mr. Liu Jinxiang	Independent Non-executive Director	—	—	
Mr. Wu Zhang	Independent Non-executive Director	—	—	
Mr. Huang Buren	Independent Non-executive Director	—	—	
Mr. Chen Canying	Chairman of the Supervisory Committee	9,800	9,800	Note
Mr. Tan Sima	Supervisor	—	—	
Mr. Luo Jidong	Supervisor	—	—	
Mr. He Shuhua	Deputy General Manager and Company Secretary	11,200	27,700	Note
Mr. Li Decheng	Deputy General Manager	—	—	
Mr. Gao Fang	Financial Controller	—	—	

Note: *According to the long-term incentive scheme approved at the Company's 2002 first Extraordinary General Meeting, the senior management of the Company is entitled to an incentive bonus, provided that the target of operating profit of the relevant year is achieved. Part of the bonus can be used to subscribe for the Company's issued A Shares. The senior management's interests in the Company have been reported to SSE in accordance with relevant rules and regulations.*

3. Directors', Supervisors' and Senior Management's interests and short positions in the shares, underlying shares and debentures of the company

(1) As at 31 December 2003, the interests or short positions of the Directors, Supervisors and Senior Management in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were notified to the Company and HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and HKEX, were as follows:

Directors:

Name	Type of interests	Company	Number of shares (share)
Mr. Cai Zhixiang	Personal	A shares of the Company	14,700
	Family	Guangzhou Xing Qun Pharmaceutical Co., Ltd. ("Guangzhou Xing Qun")	1,900
	Family	Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd. ("Guangzhou Pan Gao Shou")	1,670
	Family	Guangzhou Yang Cheng Pharmaceutical Co., Ltd. ("Guangzhou Yang Cheng")**	1,960
	Family	Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd ("Guangzhou Jing Xiu Tang")	2,240
	Family	Guangzhou Guang Hua Pharmaceutical Co., Ltd. ("Guangzhou Guang Hua")	1,670
	Family	Guangzhou Tian Xin Pharmaceutical Co., Ltd. ("Guangzhou Tian Xin")	1,670
	Trust*	Po Lian Development Company Limited ("Po Lian")	200,000
Mr. Li Yimin	Personal	A shares of the Company	14,700
	Family	Guangzhou Xing Qun	1,900
	Family	Guangzhou Pan Gao Shou	1,670
	Family	Guangzhou Yang Cheng	1,960
	Family	Guangzhou Jing Xiu Tang	2,240
	Family	Guangzhou Tian Xin	1,670
	Family	Guangzhou Guang Hua	1,670
	Trust *	Po Lian	200,000
Mr. Zhou Yuejin	Personal	A shares of the Company	28,900
	Trust *	Po Lian	200,000

Supervisors:

Name	Type of interests	Company	Number of shares (share)
Mr. Chen Canying	Personal	A shares of the Company	9,800
	Personal	Guangzhou Yang Cheng	22,150

Senior Management:

Name	Type of interests	Company	Number of shares (share)
Mr. He Shuhua	Personal	A shares of the Company	27,700
Mr. Li Decheng	Personal	Guangzhou Jing Xiu Tang	3,820
	Personal	Guangzhou Yang Cheng	1,680

* *Messrs. Cai Zhixiang, Li Yimin and Zhou Yuejin hold the said shares in Po Lian as trustees only. The above said shares, except those in Po Lian and the A shares of the Company, are inner staff shares.*

** *Guangzhou Yang Cheng changed its name as Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd effected from 5 February 2004.*

(2) Save as disclosed above, as at 31 December 2003, none of the Directors, Supervisors, Senior Management and their associates had any personal, family, corporate or other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which would have to be notified to the Company and HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and HKEX.

4. Annual emoluments for the year

During the year, the total emoluments paid by the Group to Directors, Supervisors and Senior Management of the Company amounted to RMB5,130,000. The total emoluments of the three highest paid Directors of the Company amounted to RMB2,700,000 and the total emoluments of the three highest paid Senior Management amounted to RMB890,000.

Allowances and other emoluments of the Independent Non-executive Directors are as follows:

Name	**Allowance for the year**	**Other emoluments**
	RMB'000	*RMB'000*
Mr. Chu Youlin, David	94.3	Nil
Mr. Wu Zhang	42.0	Nil
Mr. Liu Jinxiang	58.9	Nil
Mr. Zhang Bohua	94.3	Nil
Mr. Huang Buren	19.8	Nil

Number of Directors, Supervisors and Senior Management who received their emoluments from the Group was 15. The number of Directors, Supervisors and Senior Management of the Company classified according to their emoluments are as follows:

Below RMB100,000	7
RMB 100,000 -RMB 400,000	2
Over RMB 400,000	6

Note: Details of the five highest paid employees are set out on the notes to the financial statements on page 130.

Policy on determining emoluments:

Emoluments of Directors and Supervisors were proposed by the Board of the Company. A resolution was passed at the 2002 Annual General Meeting ("AGM") authorising the Board to determine the amount of emoluments and method of payment for services of the Company's Directors and Supervisors. The amount of emoluments and payment method of Senior Management were determined after taking into account the Company's operating results and individual performance.

None of the Directors, Supervisors and Senior Management received emoluments other than from the Group.

5. Resignation of Directors, Supervisors and Senior Managemet during the Reporting Period

During the Reporting Period, no Directors, Supervisors or Senior Management resigned nor any new Directors, Supervisors and Senior Mangement has been appointed.

Note: Post the Reporting Period, as approved at the 28th meeting of the Second Section of the Board, Mr. Li Decheng resigned as the Deputy General Manager of the Company due to work relocation.

6. Directors' and Supervisors' service contracts

A Summary of the service contracts between the Company and the Directors and Supervisors is set out as follows:

The term of each contract entered into between the Company and the Directors of the Second Section of the Board and the Supervisors of the Second Secion of the Supervisory Committee was from 18 October 2000 to the date of election of the Third Section of the Board and the Third Section of the Supervisory Committee. The term of appointment of each Director and Supervisor of the Company is approximately three years until the date of election of the Third Section of the Board and the Third Section of the Supervisory Committee. All Directors and Supervisors are eligible to offer themselves for re-election.

The service contracts with the Directors and Supervisors do not contain any terms of compensation for termination of contract, or for failure in being re-elected after expiration of the appointment.

7. Employees of the Group

As at 31 December 2003, the number of employees on the payroll register of the Group was 8,772, including:

	No. of employees
Production	4,883
Sales	1,756
Technical engineering	870
Finance	273
Administration	990

Among the employees, 66 of the employees hold a master degree and 735 hold a bachelor degree. The number of retirees was 4,362. The total salary payment for the year were approximately RMB381 million.

The remuneration of the employees of the Group includes salaries, bonuses and other statutory benefits. Remuneration of employee is determined according to their performance, experience, position and other factors and in compliance with the relevant PRC rules and regulations.

STATUS

The Company has been operating in strict compliance with the PRC Company Law, the Securities Law and other relevant rules and regulations issued by the China Securities Regulatory Commission (the "CSRC") *in order to continuously improve its corporate governance, regulate its operation and to enhance* the Company's information disclosure.

1. During the year, the Company has been devoted to the improvement of its corporate structure with a view to enhancing its corporate governance. Based on the Company's Articles of Association, the Company has set up a set of rules for corporate governance, including The Rules of Shareholders' Meetings, The Rules of Board Meetings, The Rules for the Supervisory Committee, Working Regulations of General Manager, The Rules for Independent Directors and the respective regulations for the Audit Committee, the Remuneration & Evaluation Committee and the Investment Management Committee, which has further strengthened the internal management of the Company.

2. The Company and its controlling shareholder

   GPHL has standardised its operations and would not act beyond the shareholders' meetings to interfere directly or indirectly in the Company's decision making or operations. It has not utilized the Company's capital nor demanded the Company to provide guarantees to it or other parties. The Company and its controlling shareholder worked separately in respect of business, human resources, assets, organisation and financing. For this reason, the Board, the Supervisory Committee and the internal organisation mechanism were able to function independently and appropriately. The Company's connected transactions have been entered into on an arm's length basis. Details on pricing method, the agreements and their execution were adequately and timely disclosed.

3. Directors and the Board

   The Directors were elected in accordance with the Company's Articles of Association. The number of Directors and the composition of the Board met the requirements of the relevant rules and regulations. Each Director was able to carry out his duty in a trustworthy, responsible and diligent manner and actively took part in training courses, had strong knowledge in the relevant rules and regulations, and fully understood their rights, responsibilities and obligations. The Company has appointed Independent Non-executive Directors and formed specialised committees. The Independent Non-executive Directors have fully exercised their functions.

4. Supervisors and the Supervisory Committee

   The number of Supervisors and the composition of the Supervisory Committee are in compliance with the relevant rules and regulations. In doing their best to maintain the overall interests of the shareholders, the Supervisors fulfilled their duties in a diligent manner and monitored the legitimacy of performance of the Directors and management.

5. Evaluation and incentive mechanism

   The Company has set up the Remuneration & Evaluation Committee under the Board and established relevant evaluation mechanism and incentive measures, to further improve its evaluation and incentive mechanism on the performance of the Directors and the Senior Management of the Company.

6. Interested parties

   The Company respected and safeguarded the interests of the banks and other creditors, employees, customers and other interested parties, paid attention to environmental protection and social welfare issues so as to mutually promote the sustainable and healthy development of the Company.

7. Information disclosure and transparency

   The Company delegated the Company Secretary the responsibility for the Company's information disclosure, handling queries and consultations from shareholders, responding to correspondence from shareholders and posting out requested information. In accordance with the relevant rules and regulations and the Articles of Association, the Company continued to disclose information in an honest, diligent, objective, truthful, accurate, timely, and comprehensive manner. The Company also ensured that shareholders have fair access to information relating to the Company.

DUTIES OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Independent Non-executive Directors have fulfilled their duties by actively protecting the overall interests of the Company and ensuring that the legal rights of the minority shareholders are not impaired, and providing constructive advice towards the Company's development in accordance with the relevant rules and regulations. In fulfilling their duties, the Independent Non-executive Directors were independent from the major shareholders, controlling person and other persons or companies with relevant interests in the Company.

SEPARATION OF BUSINESS, HUMAN RESOURCES, ASSETS, ORGANISATION AND FINANCIAL ARRANGEMENTS FROM THE CONTROLLING SHAREHOLDER

1. Separation of business

   The Group operates with an extensive business scope that is independent from the controlling shareholder.

2. Human resources

   The Group maintains independency in areas of staffing, personnel and payroll management. The General Manager, Deputy General Manager, Company Secretary, Financial Controller, and other senior executives of the Company are remunerated by the Group and do not take up any position in any companies of the Company's controlling shareholder or its subsidiaries.

3. Assets

   The Company is equipped with an independent manufacturing system, a supplementary manufacturing system and related equipments. It also has independent purchases and sales systems. There are currently 38 trademarks used by the Company, the titles of which belong to GPHL. The Company has an agreement with GPHL in relation to the use of trademarks. In addition, the Company owns 4 trademarks, the registration of which are still valid.

4. Organisation

   The Company has established an independent and comprehensive organizational structure. The Board, the Supervisory Committee and other departments are operating independently, possessing independent decision making mechanisms and complete production unit. There does not exist any supervisory or reporting relationships with the functional departments of the controlling shareholder of the Company.

5. Finance

   The Company has established an independent finance department, set up an accounting system and formulated independent financial management policy. In addition, the Company has maintained independent bank accounts which are used for its business activities.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT'S PERFORMANCE ASSESSMENT, INCENTIVE MECHANISM AND RELEVANT REWARD SYSTEM

A Remuneration & Evaluation Committee under the Board has been established and is responsible for investigating and approving performance evaluation standards and remuneration policies and schemes for the Directors, Supervisors and Senior Management. A long-term incentive scheme had been discussed and approved at the 2002 1st Extraordinary General Meeting of the Company, and became effective in 2001. The scheme is available for the Directors (excluding Independent Non-executive Directors), the Supervisors (excluding external Supervisors), Senior Management, middle-level Management and key technical staff. The incentive scheme aims to link the responsibilities, risk exposure and performance of the Senior Management and key personnel with the Company's long-term developments, so as to maintain the continuous growth of the it's operation results.

During the Reporting Period and up to the date of this report, one AGM has been convened

A resolution to convene the 2002 AGM of the Company was passed at the 22nd meeting of the Second Section of the Board and a notice to convene such meeting was published on Shanghai Securities, Hong Kong Economic Daily and The Standard on 24 March 2003. The 2002 AGM was held at the conference room of the Company on 16 May 2003. Three shareholders and authorized representatives holding a total of 513,216,000 shares, representing approximately 63.29% of the total issued share capital of the Company, were present and were sufficient to form a quorum for the meeting in accordance with the PRC Company Law and the Company's Articles of Association. The 2002 AGM was chaired by Mr. Cai Zhixiang, the Chairman of the Board and the Directors, Supervisors and Senior Management of the Company as well as the Company's laywers were present at the meeting.

The following matters were considered and passed at the 2002 AGM:

(1) the 2002 Directors' Report;

(2) the 2002 Report of the Supervisory Committee;

(3) the 2002 audited financial accounts;

(4) the 2002 auditors' reports;

(5) the re-appointment of Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers as domestic and international auditors respectively, and the authorization to the Board to determine the auditors' remunerations;

(6) the scheme of profit distribution and dividend payment for 2002;

(7) the authorization to the Board to determine the remuneration of the Directors for 2003;

(8) the authorization to the Board to determine the remuneration of the Supervisors for 2003;

(9) the authorization to the Board to allot and issue new shares in accordance with the relevant rules and regulations during the relevant period and the authorization to the Board to make any necessary amendments to the Company's Articles of Association and to register such changes with the relevant authorities.

The resolutions of the 2002 AGM were published on Shanghai Securities, Hong Kong Economic Daily and The Standard on 19 May 2003.

(Unless otherwise stated, the financial data contained in this report is extracted from the accounts prepared in accordance with PRC accounting standards and systems.)

MANAGEMENT DISCUSSION AND ANALYSIS

Business scope and analysis of operations

1. *Scope of business*

The Group is principally engaged in (1) manufacture and sales of CPM; (2) wholesale, retail, import and export of Western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

2. *Analysis of operating results*

(1) Principal activities and geographical analysis of operations

During the year, great impact had been caused to the domestic pharmaceutical market owing to the following reasons: (i) due to the outbreak of SARS, demand for certain pharmaceutical products changed significantly and purchases from medical institutions dropped tremendously in some areas due to the decrease in the number of inpatients; (ii) the implementation of the State regulations on pharmaceutical products has caused the reduction in the price of certain pharmaceutical products; (iii) gross profit margin of the pharmaceutical manufacturing operations decreased as a result of the increase in cost of certain raw materials; (iv) the increasingly fierce competition in the pharmaceutical market in certain large cities of the country as a result of the springing up of cheap chain pharmacies has brought direct impact on the pharmaceutical trading business. Facing severe market conditions, the Group analyzed the changes in the pharmaceutical market, adjusted its marketing strategies on a timely basis and strengthened market expansion, so as to increase its sales and ensure the stable growth of the Group's results.

According to the Group's consolidated accounts for the year ended 31 December 2003, turnover of the Group under PRC accounting standards and systems was RMB6,971,963,000, representing an increase of 17.30% over that of 2002. Turnover under HK GAAP amounted to RMB6,973,113,000, representing an increase of 17.32% over that of 2002. Profit before taxation under PRC accounting standards and systems amounted to RMB284,773,000, representing a decrease of 0.95% over that of 2002. Profit before taxation under HK GAAP amounted to RMB307,829,000, representing an increase of 56.77% over that of 2002.

An analysis of the Group's turnover and profit from principal activities for the year by segment is set out as follows:

	Turnover		Profit from principal activities	
	Under PRC accounting standards and systems	Under HK GAAP	Under PRC accounting standards and systems	Under HK GAAP
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Principal activities:				
Manufacturing	1,889,215	1,890,364	990,842	1,009,308
Trading				
Wholesale	4,544,134	4,544,134	288,774	293,271
Retail	354,438	354,438	82,913	84,144
Import and export	184,177	184,177	10,185	10,226
Sub-total	5,082,749	5,082,749	381,872	387,641
Total	6,971,963	6,973,113	1,372,714	1,396,949

Geographical analysis of sales of manufacturing and trading operations is set out as follows:

	Manufacturing		Trading			
Region	Turnover	% of the manufacturing turnover	Turnover	% of the trading turnover	Total turnover	% of the turnover
Southern China	1,192,253	63.11	4,322,167	85.04	5,514,420	79.09
Eastern China	243,940	12.91	225,862	4.44	469,802	6.74
Northern China	140,232	7.42	129,146	2.54	269,378	3.86
North-eastern China	110,342	5.84	75,014	1.48	185,356	2.66
South-western China	101,433	5.37	171,321	3.37	272,754	3.91
North-western China	61,693	3.27	80,926	1.59	142,619	2.05
Exports	39,322	2.08	78,312	1.54	117,634	1.69
Total	1,889,215	100.00	5,082,749	100.00	6,971,963	100.00

(2) CPM manufacturing business (the "Manufacturing Operations")

Turnover of the Manufacturing Operations in 2003 under PRC accounting standards and systems was RMB1,889,215,000, representing an increase of 8.36% over that of 2002. Turnover of the Manufacturing Operations in 2003 under HK GAAP was RMB1,890,364,000, representing an increase of 8.43% over that of 2002. Profit before taxation of the Manufacturing Operations under PRC accounting standards and systems was RMB213,086,000, representing a decrease of 0.23% over that of 2002. Profit before taxation of the Manufacturing Operations under HK GAAP was RMB238,690,000, representing an increase of 61.82% over that of 2002.

In 2003, the Group has taken the following measures in its Manufacturing Operations: (i) it has strengthened the connection and cooperation with large pharmaceutical enterprises. During the year, several large exhibitions and technical promotion meetings were conducted, which has effectively improved the brand image of the Group and increased its sales. (ii) it has done its best to improve the promotion and marketing in some major products such as Xiao Ke Wan and Hua Tuo Zai Zao Wan, set up manager responsibility system for major products and strengthened its market control and management on certain major products; (iii) it has further improved the marketing of some major products with high market potential such as Hua Zhi Quan, Xu Han Ting, Mi Lian Chuan Bei Pi Pa Gao and Wu Ji Bai Feng Wan, striving to explore new profit source for the Group; (iv) it further strengthened promotions of pharmaceutical products to end-users such as hospitals and medical institutions, endeavouring to make up for the loss caused by the decrease in sales to hospitals.

The implementation of the aforementioned strategies have good impact. In 2003, the sales of certain key products such as Mi Lian Chuan Bei Pi Pa Gao, the series of Wang Lao Ji Liang Cha, Hua Zhi Quan and Xu Han Ting increased significantly by 59.95%, 33.25%, 54.67% and 51.08% respectively as compared with 2002.

As affected by SARS, the turnover of the Company's diabetes curing medicine decreased by 14.58% as compared with 2002.

Sales analysis of major products is as follows:

Products	Turnover 2003 *RMB'000*	Gross profit 2003 *RMB'000*
Heat clearing and antitoxic	475,617	236,707
Diabetes curing	311,501	207,160
Cough and phlegm clearing	248,569	121,894
Arthritis curing	210,935	123,204
Gastric	102,690	47,796

The Group emphasizes on accelerating the process of the technology upgrades. During the year, twelve projects which utilised proceeds from issue of A shares have been completed, including the technology upgrade of Xiao Ke Wan, technology upgrade for syrup production, automation of pill production and syrup workshop upgrade. During the Reporting Period, Guangzhou Qi Xing Pharmaceutical Co., Ltd, Guangzhou Jing Xiu Tang, Guangzhou Huan Ye Pharmaceutical Co., Ltd, Guangzhou Xing Qun, Guangzhou Chen Li Ji Pharmaceutical Factory and Guangzhou Yang Cheng have been granted the GMP certification for their completed renovation. Currently, all of the Company's eight manufacturing subsidiaries, except Guangzhou Zhong Yi Pharmaceutical Co., Ltd due to relocation of production plant, have passed GMP examination (Guangzhou Pan Gao Shou has passed the GMP examination, but has not been granted with GMP certification yet).

During the year, inventory turnover days of the Manufacturing Operations decreased by 5.77 days, while accounts receivable turnover days increased by 1.07 days as compared with 2002.

The Group continued to push the research and development of new products and the redevelopment of certain major products. In 2003, two new drugs applied for approval of clinical research, one product was approved for clinical research, one product applied for new drug certification, one product was under clinical research and 18 products such as Zhi Yan Xiao Granules (sugar free), Compound Tui Re Quan for Children and Ke Gan Li Yan Syrup were granted with production approvals.

In 2003, the implementation of the ERP system in the Company's seven manufacturing subsidiaries has been completed. The Company's ERP project in the Manufacturing Operations passed the examination by the assessment team organized by Guangzhou Economic Commission and gained the recognition by the experts. Currently, the Company is in the progress of implementing the ERP system in the Trading Operations.

(3) Pharmaceutical trading business, including wholesale, retail, import and export (the "Trading Operations")

Turnover of the Group's Trading Operations in 2003 under both PRC accounting standards and systems and HK GAAP was RMB5,082,749,000, representing an increase of 20.01% over that of 2002. According to the accounts prepared in accordance with PRC accounting standards and systems, profit before taxation of the Trading Operations amounted to RMB71,687,000, with a decrease of 3.02% over that of 2002. According to the accounts prepared in accordance with HK GAAP, profit before taxation was RMB69,139,000, representing an increase of 41.51% over that of 2002.

In 2003, due to the impact caused by changes in the pricing policy for pharmaceutical products and the tendering system adopted by hospitals, gross profit margin of the Trading Operations continued to decline and accounts receivable as at the end of the Reporting Period climbed. The trading subsidiaries of the Company carried out effective measures to react to the above market conditions. Firstly, they made timely adjustments to its marketing strategies according to market changes, focused on the logistics management for the SARS related medicine and tried to maintain their market share. They also strengthened the promotion on the SARS related medicine, especially to end-users such as hospitals and retail pharmacies, so as to ensure a continuous sales growth. Secondly, they continued to seek and develop new famous pharmaceutical products and their agency and distribution rights, and tap up the market in major cities and rural areas outside Guangdong Province. Thirdly, they strengthened its wholesale business and tried to maintain its rapid growth. Fourthly, they made timely adjustments to their development strategies in the retail business according to the market changes. Fifthly, they made efforts to accelerate the construction of the pharmaceutical logistics center, further streamlined their business, accelerated delivery speed and shortened inventory turnover days.

As at 31 December 2003, the Group had 224 chain pharmacies, including 124 "Cai Zhi Lin" Traditional Chinese Medicine (TCM) chain pharmacies and 100 "Jian Min" chemical medicine chain pharmacies. The number of the clients of the Trading Operations increased by 2,103, products with distribution rights increased by 2,077 types and products with exclusive distribution rights grew by 36 types. That has been crucial to the sales growth of the Trading Operations of the Group.

3. *Details and operating results of the Company's major subsidiaries*

Name	Principal activities and major products	Total assets as at 31 December 2003 RMB'000	Net assets as at 31 December 2003 RMB'000	Net profit for the year RMB'000
Guangzhou Zhong Yi Pharmaceutical Co., Ltd	Production and sales of CPM; major products are Xiao Ke Wan etc.	469,808	332,680	56,999
Guangzhou Chen Li Ji Pharmaceutical Factory	Production and sales of CPM; major products are Wu Ji Bai Feng Wan etc.	265,364	189,545	20,130
Guangzhou Qi Xing Pharmaceutical Factory	Production and sales of CPM; major products are Hua Tuo Zai Zhao Wan etc.	178,517	166,969	12,906
Guangzhou Xing Qun Pharmaceutical Co., Ltd	Production and sales of CPM; major products are Xia Shang Ju etc.	304,468	202,840	27,202
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd	Production and sales of CPM; major products are Qing Re Xiao Yan Ning, etc.	183,939	100,467	5,270
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd	Production and sales of CPM; major products are Mi Lian Chuan Bei Pi Pa Gao, etc.	299,628	177,489	3,029
Guangzhou Yang Cheng Pharmaceutical Co., Ltd	Production and sales of CPM; major products are Bao Ji Wan, etc.	178,657	141,373	18,810
Guangzhou Huan Ye Pharmaceutical Co., Ltd	Production and sales of phytochemical medicine	34,303	24,152	253
Guangzhou Bai Di Bio-Technology Pharmaceutical Co., Ltd	Research and production of bio-tech medicine	67,831	62,575	(4,704)
Guangzhou Han Fang Contemporary Medicine Research & Development Co., Ltd	Research and production of CPM	85,382	71,205	(4,131)
Guangzhou Pharmaceutical Corporation	Trading of chemical pharmaceutical products and medical apparatus	1,824,061	391,118	40,173
Guangzhou Chinese Medicine Corporation	Trading of CPM and Chinese raw medicine	351,949	92,231	(1,126)
Guangzhou Pharmaceutical Import & Export Corporation	Import and export of TCM and chemical medicine	121,144	19,821	848

None of the Company's subsidiaries investment income account for more than 10% of the Group's net profit for the year.

4. *Major customers and suppliers*

During the year, purchases of goods and services by the Group from the 5 largest suppliers amounted to RMB972,248,000, representing approximately 16.51% of the total purchases. The purchases from the largest supplier amounted to RMB255,763,000, representing 4.34% of the total purchases. Goods and services sold to the 5 largest customers amounted to RMB388,693,000, representing 5.58% of the total sales. Sales to the largest customer amounted to RMB145,646,000, representing 2.09% of the total sales of the Group.

Acknowledged by the Board, none of the Directors, their associates or shareholders holding more than 5% of the Company's total issued share capital had any interest in any of the major suppliers or customers noted above.

5. *Issues arising from operations and solutions*

The changes in the pricing policy for pharmaceutical products, the increase in the price of certain raw medicine and the springing up of cheap chain pharmacies have brought certain impact on the Group's operation. In response to the severe market conditions, the Group made timely adjustment to its marketing on the basis of prudent analysis of market changes, made greater efforts in market expansion and endeavor to improve the sales of the Group, so as to ensure the steady growth of the Group's results.

The Company's investments

1. *Use of net proceeds from the issue of A shares*

Upon the approval from the CSRC, the Company issued 78,000,000 A shares at the issue price of RMB9.80 per share in the PRC on 10 January 2001. The net proceeds raised from the issue of A shares was RMB737,990,000. As at 31 December 2003, an aggregate of RMB583,770,000 of the net proceeds from the issue of A shares were utilised. The remaining unused proceeds amounting to RMB154,220,000 are currently placed as bank deposits or used as working capital. The Company will gradually utilise the funds according to the requirement of the projects.

2. As at 31 December 2003, the use of the proceeds from the issue of A shares was in line with the undertakings made in the prospectus for the issue of A shares. Details of the application of the proceeds are set out as follows:

Category	Projects	Budgeted injection from the proceeds *RMB'000*	Amount injected during the year *RMB'000*	Stage of completion *(%)*
Projects for the technology upgrade and industrialisation of new products				
Pills	Xiao Ke Wan upgrade	29,800	29,800	100
	Bao Ji Wan upgrade	11,000	11,000	100
	Industrialisation of Wei Re Qing Capsules	29,000	7,990	80
	Automation of pill production	11,000	11,000	100
	Technology upgrade of Hua Tuo Zai Zao Wan	17,000	17,000	100
	Technology upgrade of throat, spleen and intestine pills	29,100	17,580	70
Syrup	Technology upgrade for syrup production	29,500	29,500	100
	Industrialisation of Ke Gan Li Yan Syrup	19,600	19,600	100
Granules	Technology upgrade of Xu Han Ting Granules	12,000	12,000	100
	Automation of granules upgrade	29,900	29,900	100
	Technology upgrade of flu granules for children	23,000	23,000	100
Tablets	Industrialisation of Fu Yan Xiao Solutable Tablets	29,500	8,640	45
	Technology upgrade of spleen, intestine and pimples tablets	17,800	17,800	100
	Technology upgrade of syrup workshops	29,500	29,500	100
	Technology upgrade of suppository workshops	12,000	12,000	100
Industrialisation foundations			29,900	30,920
	Modernisation of extraction and purification technology	29,900	23,720	83
	Critical purification of CO_2 technology foundation	29,900	13,180	80
Trading				
Expansion of chain pharmacies				
Jian Min		89,300	84,230	94
Cai Zhi Lin		59,500	20,840	60
Logistics centre upgrade		20,000	20,000	81
ERP upgrade for the Trading Operations		20,000	15,620	80
Bio-tech research centre		80,000	50,180	63
Additional working capital		50,000	79,690 (Note)	—
Total		708,300	583,770	

Note: The proceeds from the issue of A shares were approximatelyRMB737,990,000. The portion exceeded the budgeted proceeds amounted to RMB29,690,000 was used as additional working capital.

(1) Explanatory note on returns on projects and the stage of completion

During the Reporting Period, additional sales and gross profit from the completed projects amounted to RMB437,590,000 and RMB246,250,000, respectively.

Among the above projects, the completion of industrialisation of Fu Yan Xiao Solutable Tablets and industrialisation of Wei Re Qing Capsules were delayed till the end of 2004 due to the relocation of production plants, while the expansion of chain pharmacies slowed as a result of fierce competition in the domestic pharmaceutical market.

(2) At end of the Reporting Period, there was no change in the proposed use of the proceeds from the issue of A shares as disclosed in the prospectus for the issue of A shares.

3. Investments with the funds generated from the Group's operations during the Reporting Period

(1) As approved at the meeting of the Investment Management Committee of the Company held on 3 January 2003, the Company invested RMB1.2 million in the construction of the Financial Information Control Platform of Guangzhou Pharmaceutical Company Limited. The investment proposal has been considered and approved by the experts delegated by Guangzhou Economic Commission. Guangzhou Economic Commission has agreed to provide grants for the project.

(2) As approved at the meeting of the Investment Management Committee of the Company held on 26 May 2003, the Company entered into a joint venture agreement with Guangzhou New Oasis Life Technology Co., Ltd and the Traditional Chinese Medicine Hospital of Guangdong Province to establish Guangzhou Jin Shen Pharmaceutical Technology Co., Ltd, in which the Company injected RMB675,000, representing 45% of the equity interest thereof. The Company is the largest shareholder of Guangzhou Jin Shen Pharmaceutical Technology Co., Ltd. Guangzhou Jin Shen Pharmaceutical Co., Ltd is principally engaged in the research, development and operation of TCM and TCM related healthcare products.

(3) As approved at the meeting of the Investment Management Committee of the Company held on 28 August 2003, Guangzhou Bai Di Bio-Technology Pharmaceutical Co., Ltd ("Guangzhou Bai Di"), one of the Company's major subsidiaries, invested RMB1 million in the establishment of Guangzhou Hua Yin Bio-Technology Co., Ltd, in cooperation with Guangzhou Han Shi Bio-Technology Co., Ltd and Guangzhou Bio-Technology Centre. The registered capital of Guangzhou Hua Yin Bio-Technology Co., Ltd was RMB1 million, out of which RMB150,000 was contributed by Guangzhou Bai Di, representing 15% of the registered capital thereof. In addition, Guangzhou Bai Di provides Guangzhou Hua Yin Bio-Technology Co., Ltd a plant with an area of 500 m^2 which is in compliance with GMP for a period of 5 years without any charges.

(4) As approved at the meeting of the Investment Management Committee of the Company held on 28 August 2003, Guangzhou Pharmaceutical Corporation ("Guangzhou Pharmaceutical"), one of the Company's major subsidiaries, set up Guangyao An Kang Pharmaceutical Company Limited in Hubei Province in association with two individual shareholders of Hubeiren Fu An Kang Pharmaceutical Materials Company. The registered capital of the joint venture amounted to RMB6 million, out of which RMB3.06 million was contributed by Guangzhou Pharmaceutical, representing 51% of the registered capital thereof. The establishment of the joint venture is expected to facilitate Guangzhou Pharmaceutical to expand the retail market in Hubei Province, improve its service to end-users, and greatly increase the sales of its products outside Guangdong Province.

(5) As approved at the meeting of the Investment Management Committee of the Company held on 10 September 2003, the Company injected RMB20.1 milliom into Guangzhou Bai Di which is a subsidiary of the Company.

The above investments provide more investment channels for the Company.

Financial conditions

1. Financial conditions

Prepared in accordance with PRC accounting standards and systems

Item	2003 RMB'000	2002 Before adjustment RMB'000	2002 After adjustment RMB'000	Change %
Total assets	**4,707,039**	4,173,194	4,173,194	12.79
Shareholders' equity	**2,429,476**	2,286,929	2,335,583	4.02
Profit from principal activities	**1,372,714**	1,289,409	1,289,409	6.46
Net profit	**139,795**	158,478	158,478	(11.79)
Net increase in cash and cash equivalents	**(201,038)**	126,211	126,211	(259.29)

Prepared in accordance with HK GAAP

Items	2003 RMB'000	2002 RMB'000	Change %
Total assets	**4,954,091**	4,410,210	12.33
Shareholders' equity	**2,551,417**	2,454,080	3.97
Operating profit	**307,365**	219,485	40.03
Net profit	**146,667**	101,155	44.99
Net increase in cash and cash equivalents	**(181,895)**	104,988	(273.25)

Reason for changes:

Cash and cash equivalents of the Group for the Reporting Period decreased by of 259.29% as compared with 2002 due to the significant increase of capital expenditure into GMP renovation.

2. Liquidity, financial resources and capital structure

As at 31 December 2003, long-term borrowings of the Group amounted to RMB107,180,000 (at 31 December 2002: RMB89,680,000). These borrowings were fixed interest loans denominated in RMB and repayable within two to three years. As at 31 December 2003, the cash and cash equivalents of the Group amounted to RMB816,440,000 (at 31 December 2002: RMB1,019,900,000), out of which approximately 95.66% was denominated in RMB and 4.34% was denominated in Hong Kong dollars.

3. Capital expenditure

The Group's capital expenditure for 2004 is around RMB367,000,000 (2003: RMB363,000,000). The Group has sufficient financial resources to meet the capital expenditure and daily working capital requirements.

4. Exposure to fluctuations in exchange rates

As majority of the revenue, expenses, assets and liabilities of the Group are denominated in RMB, the Group does not have significant risks in exposure to fluctuations in exchange rates.

5. Contingent liabilities

Up to 31 December 2003, the Group has no significant contingent liabilities.

6. Charge on Group assets

   As at 31 December 2003, the net book value of fixed assets pledged as collateral for the Group's bank loans amounted to RMB118,400,000 (at 31 December 2002: RMB118,030,000).

Impact caused by the changes in operation environment and macro economy on the Company

The implementation of GMP in the Manufacturing Operations will lead to the increase in the costs of the Group. In addition, the gross profit margin of the Trading Operations will keep decreasing due to keen competition in the domestic pharmaceutical market. It is expected that the above factors will cause certain impact on the Group's operating results.

The accounts of the Group and the Company for the year ended 31 December 2003 have been audited by Guangzhou Yangcheng Certified Public Accountants Co., Ltd, the domestic auditors, and PricewaterhouseCoopers, the international auditors. The Company's domestic and international auditors have both issued unqualified auditors' reports thereon, respectively.

Operation plans for 2004

Year 2004 is a year full of challenges. Following the opening of the domestic pharmaceutical market, especially the pharmaceutical trading market, competion in the domestic pharmaceutical market is expected to be increasingly severe, and the Company will be encountered with new challenges and opportunities. In strict adherence to its development strategy, the Company will further enhance its corporate governance, strengthen its management and internal control, expand its core business and explore new profitable business.

The Company's operation plans for 2004 include:

1. To further strengthen the marketing and promotion of certain major products and products with high market potential, and to explore more major products with great competitiveness, seeking to increase the Group's turnover and profit to a higher level;

2. To accelerate the construction of technology platforms, and to push the production and marketing of new products such as Feng Shi Ping Capsules. In addition, it will continue to make great efforts to enhance its competitiveness in technology.

3. To further regulate and perfect the SAP system of the Company and to accomplish the upgrading of SAP system in the Manufacturing Operations in the first half of 2004, at the same time to accelerate the implementation and training of the ERP system in the Trading Operations;

4. To continue seeking opportunities for cooperations with quality domestic pharmaceutical enterprises through acquisition and merger, with a view to broadening the profit base of the Group; and

5. To gradually improve its existing evaluation mechanism and long-term incentive scheme so as to enhance the activity and creativity of the key staff.

In 2004, the Company will continue to strive generating favourable returns for its shareholders.

DAILY OPERATIONS OF THE BOARD

Board meetings

All Directors of the Company have fulfilled their duties in strict compliance with the PRC Company Law and the Company's Articles of Association, and diligently executed the resolutions passed at the general shareholders' meetings. During the Reporting Period, seven board meetings have been convened, details of which are set out as follows:

1. The 21st meeting of the Second Section of the Board was held on 23 January 2003, at which the following resolution was passed:

   - The adoption of HK GAAP in the accounting treatment in relation to the medical insurance taken out by the Group for its retired and retiring employees within 10 years as required by circular No. 17 Provisional Rules of Basic Medical Insurance for Employees in Guangzhou City promulgated by the Guangzhou People's Municipal Government.

2. The first extraordinary board meeting of 2003 was held on 12 March 2003 by means of written resolution:

   - To authorize HKEX to submit the announcements and relevant information disclosed by the Company to the Hong Kong Securities and Futures Commission for records on behalf of the Company, and to appoint Mr. Zhou Yuejin to sign on such authorization.

3. The 22nd meeting of the Second Section of the Board was held on 21 March 2003, at which the following resolutions were passed:

   - the 2002 Directors' Report;
   - the 2002 audited accounts;
   - the 2002 auditors' reports;
   - to re-appoint Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers, as domestic and international auditors respectively, and to recommend the 2002 AGM to authorise the Board to determine the auditors' remuneration;
   - the scheme of profit distribution and dividend payment for 2002;
   - the projected profit distribution policy of the Company for 2003;
   - the aggregate amount of emoluments to be paid to the Directors and Supervisors;
   - to recommend the 2002 AGM to authorize the Board to allot and issue new shares; and
   - to convene the 2002 AGM.

4. The 23rd meeting of the Second Section of the Board was held on 25 April 2003, at which the following resolution was passed:

   - the 2003 1st quarterly report of the Company.

5. The 24th meeting of the Second Section of the Board was held on 7 August 2003, at which the following resolution was passed:

   - the connected transaction in relation to the increase in the registered capital of Guangzhou Han Fang, one of the Company's subsidiaries, with contributions by the Company's controlling shareholder namely GPHL and five other individual shareholders such as Mr. Liu Ju Yan.

6. The 25th meeting of the Second Section of the Board was held on 15 August 2003, at which the following resolutions were passed:

   - the 2003 interim report of the Company; and

   - the unaudited financial report and profit distribution scheme for the first half of 2003.

7. The 26th meeting of the Second Section of the Board was held on 28 October 2003, at which the following resolutions were passed:

   - the 2003 3rd quarterly report of the Company;

   - to purchase the liabilities insurance for the Company's Directors and Senior Management, which was proposed to be submitted to the Company's shareholders' meeting for consideration and approval;

   - the Working Rules of the Audit Committee under the Board of the Company;

   - the Working Rules of the Remuneration & Evaluation Committee under the Board of the Company; and

   - the Working Rules of the Investment Management Committee under the Board of the Company.

The progress of execution in respect of the resolution passed at the general shareholders' meetings

2002 final dividend

Pursuant to the resolutions passed at the 2002 AGM, a final dividend of RMB0.06 per share for 2002 had been paid to the Company's shareholders in June 2003. The registration date for H Shares' shareholders for the final dividend was 24 April 2003, while the closing date was 25 April 2003. The registration date for A Shares' shareholders for the final dividend was 29 May 2003 and the closing date was 30 May 2003.

PROPOSED SCHEME OF PROFIT DISTRIBUTION AND INCREASE IN SHARE CAPITAL FROM CAPITAL RESERVE

According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with PRC accounting standards and systems and the amount determined in accordance with HK GAAP. The Board recommended a final dividend of RMB0.06 per share (including withholding tax for A Shares) (2002: RMB0.06) for the year ended 31 December 2003. The proposed final dividend will be submitted to the forthcoming 2003 AGM for consideration and approval (the notice to convene the 2003 AGM will be published separately).

During the year, there was no increase in share capital from the capital reserve.

CHANGE IN THE NEWSPAPERS DESIGNATED BY THE COMPANY FOR INFORMATION DISCLOSURE

During the Reporting Period, there was no change in the newspapers designated by the Company for information disclosure.

OTHER MATTERS

1. **Accounts**

   The results of the Group for the year ended 31 December 2003 are set out in the consolidated profit and loss account prepared in accordance with PRC accounting standards and systems and HK GAAP on pages 47 and 109.

   The financial conditions of the Group as at 31 December 2003 are set out in the consolidated balance sheet prepared in accordance with PRC accounting standards and systems and HK GAAP on page 45 and page 110, respectively.

   The cash flows of the Group for the year ended 31 December 2003 is set out in the consolidated cash flow statement prepared in accordance with PRC accounting standards and systems and HK GAAP on page 50 and page 113, respectively.

   The cash flows of the Company for the year ended 31 December 2003 is set out in the cash flow statement prepared in accordance with PRC accounting standards and systems on page 56.

2. **Financial summary**

   A summary of the results and of the assets and liabilities of the Group for the last five financial years prepared in accordance with HK GAAP is set out on page 6.

   A summary of the results and of the assets and liabilities of the Group for the last three financial years prepared in accordance with PRC accounting standards and systems is set out on page 6.

3. **Reserves**

   Movements in the reserves of the Group and the Company during the year prepared in accordance with PRC accounting standards and systems and HK GAAP are set out on page 88 and pages 140 to 141.

4. **Distributable reserves**

   In accordance with the Company's Articles of Associations, the profit available for distribution to shareholders is the lower between the amount determined in accordance with HK GAAP and the PRC accounting standards and systems. The distributable reserves of the Company as at 31 December 2003 amounted to RMB76,050,000, calculated under HK GAAP.

5. **Fixed assets**

   Details of fixed assets movement of the Group in accordance with PRC accounting standards and systems and HK GAAP are set out on pages 73 to 74 and pages 132 to 133.

6. **Directors' and Supervisors' interests in contracts**

   No contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding company was a party and in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

7. Connected transactions

Details of the connected transactions were set out on pages 95 to 103 and pages 153 to 154.

Other transactions with jointly controlled entities and associated companies as disclosed on notes to the accounts which do not constitute connected transactions under the Listing Rules.

The Directors believe that the above-mentioned connected transactions fully comply with the waivers granted by HKEX.

The Independent Non-Executive Directors have reviewed the connected transactions and regarded the transactions as being carried out within the Company's ordinary operations and under ordinary business terms. The relative terms were considered normal business terms or at least no more favourable than the preferential terms offered to third parties.

8. Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

9. Compliance with the code of best practice

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

10. Audit Committee

The Audit Committee had reviewed the accounting policies, accounting regulations and methods adopted by the Group and discussed with the Company's management about the audit, internal controls and financial reporting. The Committee also reviewed the audited accounts for the year ended 31 December 2003.

11. Tax exemption

Pursuant to circular No. 45 of the Taxation Law of the PRC issued in 1993, companies established in the PRC and expatriates working in the PRC are exempt from income tax on dividend income derived from holdings shares in companies listed on overseas stock exchange. Except for the above, there is no other tax preferential scheme.

12. Retirement scheme

Details of the retirement scheme and amounts of contributions charged to the profit and loss account for the year are set out on page 120 and page 126.

13. **Staff quarters**

Pursuant to the Accommodation Service Agreement entered into between the Company and GPHL, GPHL agreed to sell the staff quarters to the employees of the Group at a preferential price. The Company shall pay to GPHL the staff quarters reform costs, which represent the difference between the preferential price and the cost net of depreciation paid by GPHL on buildings acquired for such staff quarters. The total staff quarters reform costs, which are payable to GPHL, amounted to approximately RMB62,030,000 (2002: RMB62,030,000).

In addition, the Group has constructed or acquired certain staff quarters. As at 31 December 2003, the difference between the construction cost or acquisition cost and the revenue from disposal of the quarters totalled RMB42,437,000 (2002: RMB42,437,000).

The above mentioned staff quarters reform costs amounted to RMB104,467,000 as at 31 December 2003 (2002: RMB104,467,000). According to the regulation in Caiqi [2000] No.29, the Notice on Accounting Treatment Method of Housing Reform Initiated in Enterprises, issued by the Ministry of Finance, the costs arising there from should be dealt with in retained earnings as at 1 January 2003. Subject to the approval by the Board, any deficit balance should be appropriated to the statutory public welfare fund, statutory surplus reserve fund, and capital reserve. This accounting treatment has been adopted in the accounts prepared in accordance with PRC accounting standards and systems.

For the accounts prepared in accordance with HK GAAP, the staff quarters reform costs have been deferred and amortised on a straight-line basis to the profit and loss account over a period of 10 years, which is the estimated remaining average service life of the employees. The total accumulated amortisation as at 31 December 2003 was approximately RMB45,896,000, and the amortisation for 2003 was RMB10,446,000. As at 31 December 2003, the net carrying value of the deferred staff quarters reform costs was RMB58,571,000. In the opinion of the Board of the Company, if the aforesaid deferred staff quarter reform cost had been completely written off in 2003, the consolidated net assets of the Group as as 31 December 2003 would have been reduced by approximately RMB58,571,000. With respect to the document (Suifu [2000] 18) issued by the Guangzhou People's Municipal Government concerning the one-time cash accommodation allowance to (i) those employees to whom the Group has not allocated staff quarters and (ii) those aged employees whose allocated staff quarters do not meet required standards, the Directors consider that the said document is not legally binding on the Group. From 2001 onwards, the Group has formulated its own cash accommodation allowance policy to employees based on the Group's situation.

14. **Project under development and for sales**

During the Reporting Period, the Group did not hold any properties for the purpose of development and /or sale or for investment purpose of which the net book value is above 15% of the net book value of tangible assets of the Group or the contribution to profit before tax from these properties is over 15% of the Group's total profit before tax.

15. **Bank loans, overdraft and other loans**

As at 31 December 2003, the details of the bank loans, overdrafts, and other liabilities of the Group are set out on pages 83 and 86, and payes 138 and 144. Company with 2002, there have been no material adverse changes in respect of the amounts of bank loans, short-term borrowings and total liabilities as at 31 December 2003.

16. **Gearing ratio**

Up to 31 December 2003, there has been no material adverse change in the gearing ratio of the Group.

17. **Auditors**

Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers were respectively appointed as domestic and international auditors of the Company for the year 2003, as approved at the 2002 AGM.

A resolution for the re-appointment of Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers as domestic and international auditors respectively of the Company for the year 2004 is to be proposed at the forthcoming 2003 AGM.

There was no change in auditors in the past 3 years.

EXPLANATION OF CERTIFIED PUBLIC ACCOUNTANTS IN RESPECT OF FUNDS USED BY THE CONTROLLING SHAREHOLDER AND OTHER CONNECTED PARTIES OF THE COMPANY

Guangzhou Yang Cheng Certified Public Accountants Co., Ltd, the domestic auditors of the Company, has made an explanation in respect of the flow of funds with the controlling shareholder and other connected parties of the Company.

In accordance with the requirements as set out in the Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Connected Parties and the Provision of Guarantees by Listed Companies to External Parties (Zheng Jian Fa [2003] Directive No. 56) promulgated by CSRC and the State Asset Management Commission under the State Council, the statement on the application of funds by the Company's controlling shareholder and other connected parties for the year ended 31 December 2003 was set out below:

Connected parties	Relationship with the Company	Account	Balance as at 31 December 2003 RMB'000	Balance as at 1 January 2003 RMB'000	Transaction amount (Debit) RMB'000	Transaction amount (Credit) RMB'000	Nature
GPHL	Parent company	Other receivables	7,226.8	8,130.3	—	903.5	Deposits
Guangzhou Qiao Guang Pharmaceutical Factory	Under the same parent company	Accounts receivable	5,572.5	7,236.5	35,815.7	37,479.7	Trade
		Other receivables	—	197.1	—	197.1	Deposits
Guangzhou Ming Xing Pharmaceutical Factory	Under the same parent company	Accounts receivable	288.4	2	1,666.1	1,379.7	Trade
Guangzhou Tian Xin Pharmaceutical Co., Ltd	Under the same parent company	Accounts receivable	3,140	917.6	17,527.8	15,305.4	Trade
Guangzhou He Ji Gong Pharmaceutical Factory	Under the same parent company	Accounts receivable	17.6	17.1	120.5	120	Trade
Guangzhou Guang Hua Pharmaceutical Co., Ltd	Under the same parent company	Accounts receivable	433.8	336.9	3,237.8	3,140.9	Trade
Guangzhou Pharmaceutical Mechanics Factory	Under the same parent company	Other receivables	—	33.3	—	33.3	Deposits
Guangzhou Wei Cai Factory	Under the same parent company	Accounts receivable	329.3	1,141.7	1,806.5	2,618.9	Trade
Guangzhou Hua Nan Medical Apparatus Co., Ltd	Under the same parent company	Other receivables	100	100	—	—	Deposits
Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd	Under the same parent company	Accounts receivable	1,763.3	3,507	22,498.9	24,242.6	Trade
		Other receivables	5,000	5,029.6	—	29.6	Borrowings
Guangzhou Pharmaceutical Economic Development Company	Under the same parent company	Accounts receivable	25.8	—	25.8	—	Trade
Po Lian Development Co., Ltd	Under the same parent company	Other receivables	8,221.6	5,796.2	4,088.6	1,663.2	Deposits
Guangzhou Zhong Fu Medical Co., Ltd	Affiliated company	Accounts receivable	187.6	477.3	1,416	1,705.7	Trade
		Other receivables	3.4	—	227.2	223.8	Deposits
Guangzhou Pharmaceutical Industrial Institute	Under the same parent company	Other receivables	—	2,000	—	2,000	Borrowings
Guangzhou Baiyunshan Enterprise Group	Under the same parent company	Accounts receivable	—	6,413.6	—	6,413.6	Trade
Guangzhou Baiyunshan Pharmaceutical Factory	Under the same parent company	Accounts receivable	7,765.6	—	22,742.7	14,977.1	Trade
Guangzhou Baiyunshan Chinese Medicine Factory	Under the same parent company	Accounts receivable	851.9	370.4	1,581.5	1,100	Trade
Total		Other receivables	20,551.8	21,286.5	4,315.8	5,050.5	
		Accounts receivables	20,375.8	20,420.1	108,439.3	108,483.6	

EXPLANATION AND INDEPENDENT OPINIONS OF INDEPENDENT NON-EXECUTIVE DIRECTORS IN RESPECT OF ACCUMULATED AND CURRENT EXTERNAL GUARANTEES GRANTED BY THE COMPANY AND FUNDS USED BY THE CONTROLLING SHAREHOLDER AND OTHER CONNECTED PARTIES OF THE COMPANY

Pursuant to the principle as implied in the Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Connected Parties and the Provision of Guarantees by Listed Companies to External Parties (Zheng Jian Fa [2003] Directive No. 56), the Independent Non-executive Directors of the Company have conducted examination of policies towards the guarantees provided to the external parties by the Company in a serious manner. The relevant details are as follows:

As at 31 December 2003, the Company has not provided any guarantee to its controlling shareholder or any other connected parties.

On behalf of the Board
Cai Zhixiang
Chairman

Guangzhou, the PRC
26 March 2004

To all the shareholders:

On behalf of the Supervisory Committee of the Company (the "Supervisory Committee"), I hereby report for your review, the duties performed by the Supervisory Committee during the year ended 31 December 2003 in accordance with the Company's Articles of Association.

During the year, four meetings were held by the Supervisory Committee, details of which are set out as follows:

1. The 12th meeting of the Second Section of the Supervisory Committee was held on 21 March 2003, at which the following resolutions were passed: .

   - the 2002 Directors' Report;
   - the 2002 audited accounts;
   - the 2002 auditors' reports;
   - the re-appointment of Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers, as domestic and international auditors respectively, and to recommend the 2002 AGM to authorise the Board to determine the auditors' remuneration;
   - the scheme of profit distribution and dividend payment for 2002;
   - the projected profit distribution policy of the Company for 2003;
   - the aggregate amount of emoluments to be paid to the Directors and Supervisors in 2003;
   - to recommend the 2002 AGM to authorise the Board to allot and issue new shares; and
   - to convene the 2002 AGM.

2. The 13th meeting of the Second Section of the Supervisory Committee was held on 15 August 2003, at which the connected transaction in relation to the increase in the registered capital of Guangzhou Han Fang by the Company's controlling shareholder namely GPHL and five individuals such as Mr. Liu Ju Yan was passed.

3. The 14th meeting of the Second Section of the Supervisory Committee was held on 15 August 2003, at which the following resolutions were passed:

   - the interim report of the Company for the first half of 2003;

   - the unaudited financial accounts and the profit distribution scheme for the first half of 2003.

4. The 15th meeting of the Second Section of the Supervisory Committee was held on 17 October 2003, at which the 2003 3rd quarterly report was passed.

During Reporting Period, all the Supervisors of the Company have complied with the PRC Company Law, the Company's Articles of Association, and the Listing Rules, have fulfilled their responsibilities, safeguarded the interests of the Company and the shareholders, abided by the principal of honesty and trustworthiness, and devoted themselves to working cautiously and diligently. The Supervisory Committee considered that the operation decisions made by management of the Company during the year are in compliance with the rules and regulations of the State, the Articles of Association as well as the Listing Rules, and are in the interests of the Company's prospects and its shareholders. The Company's Directors and management have not committed any acts in breach of rules and regulations, the Articles of Association, nor have they engaged in any acts involving the infringement of the Company's interest or infringement of shareholder interests.

The Supervisory Committee carefully reviewed the 2003 auditors' reports issued by domestic and international auditors and was in line with their opinion that the audited accounts of the Group and the Company for the year ended 31 December 2003 exhibited a true and view of the state of the Group and the Company as at 31 December 2003 and the results of the Group for the year then ended. The domestic and international auditors issued unqualified auditors' reports respectively on the accounts of the Company and the Group for the year ended 31 December 2003.

The Company issued 78,000,000 A shares on 10 January 2001, and the net proceeds raised amounted to RMB737.99 million. The use of the proceeds from the issue of A shares was in line with the undertakings make in the prospectus for the issue of A shares. All of the proceeds were utilised in prospective projects. During the year, there was no improper use of the proceeds.

The considerations for the purchase and sales of the assets are reasonable and on an arm's length basis. There have been no inside dealing transactions or transactions which harm the interests of shareholders or led to the loss of the Company's assets. The connected transactions are conducted on an arm's length basis and do not involve any actions which may harm the interests of the Company.

On behalf of the Supervisory Committee
Chen Canying
Chairman

Guangzhou, PRC
26 March 2004

1. Significant litigation or arbitration

The Group had no significant litigation or arbitration during the Reporting Period.

2. Significant disposal of assets, merger and acquisition

During the Reporting Period, there was no significant disposal of assets, merger or acquisition activities occurred in the Company, subsidiaries or associated companies.

3. Significant connected transactions

During the Reproting Period, Guangzhou Han Fang, in which the Group originally owned 97.44% equity interest, increased its registered capital with contributions by some new investors upon the approval by the board of directors of Guangzhou Han Fang. GPHL, the Company's controlling shareholder, made an investment of RMB25,634,300 in the form of revalued fixed assets to Guangzhou Han Fang. Huadong Chinese Patent Medicine Engineering Holdings Limited made cash investment of RMB5,000,000 to Guangzhou Han Fang while Liu Ju Yan, Mo Shang Zhi, Cai Xing Chun, Zhao Xiang Yong and Ge Fa Huan, directors and senior management of Guangzhou Han Fang totally made cash investment of RMB2,650,000. The change of business registration was completed on 17 April 2003. Upon the completion of capital contribution, the Company directly and indirectly holds 58.66% equity interest in Guangzhou Han Fang. Details of the above connected transaction were published on Shanghai Securities, Hong Kong Economic Daily and The Standard on 12 August 2003.

Post the Reporting Period and up to the date of this report, the following connected transactions have been entered into by the Company:

(1) The Company acquired 51% of the equity interest held by GPHL in Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd at the consideration of RMB3,888,713.99. Upon the completion of the transaction, the Company holds 51% equity interest in Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd.

(2) The connected transactions in relation to the lease of 2nd and 3rd Floor, Rear portion, 45 Shamian North Street, Guangzhou from GPHL by the Company and renewal of the lease of 2nd Floor, Front portion, 45 Shamian North Street, Guangzhou from GPHL by the Company.

Details of the above connected transactions were published on Shanghai Securities, Hong Kong Economic Daily and The Standard on 9 February 2004.

The above connected transactions were in accordance with the requirements of relevant rules and regulations.

Details of the connected transactions were set out in the notes to the financial accounts prepared in accordance with PRC accounting standards and systems.

4. Major contracts and their performance

   (1) During the Reporting Period, the Group did not hold on trust, sub-contract or rent assets of other companies or vice versa, which generated profit that accounted for 10% or more of the total profits for the year.

   (2) The Group did not provide any guarantee in favor of any third parties during the Reporting Period.

   (3) Trusted fund management

   During the Reporting Period, the Group has not had any trusted fund management activities.

   Save as aforementioned, the Group was not involved in other major contracts.

5. As at 1 December 2003, capital commitments and lease commitments that were contracted but not provided for by the Company amounted to RMB231,101,000 and RMB69,360,000 respectively. During the Reporting Period, the contracted projects were completed as scheduled.

6. In 2003, the Group paid auditors's remuneration of RMB910,000 and RMB2,270,000 to Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers, respectively. Of the amount paid to Guangzhou Yangcheng Certified Public Accountants Co., Ltd., RMB800,000 was for the 2002 annual audit, RMB100,000 was for the 2003 interim review and RMB10,000 was for capital verification. An amount of RMB1,940,000 paid to PricewaterhouseCoopers was for the 2002 annual audit and RMB330,000 was for the 2003 interim review. Both the domestic and international auditors have provided audit services to the Group for 7 years.

7. No punishment was imposed on the Company or any of its Directors, Supervisors or Senior Management by the regulatory bodies during the Reporting Period.

8. Save as those disclosed above, the Group did not have any other major event during the Reporting Period.

(English version translated for reference only)
Our reperence: (2004) YC 2297)

To the Shareholders of Guangzhou Pharmaceutical Company Limited

We have audited the balance sheet of the Company and the Group as at 31 December 2003 and the related profit and loss account, profit appropriation statement and cash flow statement for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with China's Independent Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the accounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above conform with the Accounting Standards for Business Enterprise and the Accounting System for Business Enterprise promulgated by the Central Government of the People's Republic of China and present fairly, in all material respects, the financial position of the Company and the Group as at 31 December 2003 and the results of their operations and their cash flows for the year then ended.

Guangzhou Yangcheng Certified Public Accountants Co., Ltd

Certified Public Accountant
Huang Weicheng

Certified Public Accountant
Zhang Ning

Guangzhou, PRC
26 March 2004

As at 31 December 2003

Form 1-1
In Rmb Yuan

	Notes	31 December 2003	31 December 2002
ASSETS			
Current Assets			
Cash	7-1	**816,439,041.14**	1,019,903,178.95
Short-term investments	7-2	**49,499,310.37**	61,194,385.90
Notes receivable	7-3	**52,280,755.19**	180,000.00
Dividends receivable	7-4	**6,316,510.00**	5,474,684.92
Interest receivable		**—**	—
Accounts receivable	7-5	**878,361,678.85**	716,482,532.62
Other receivables	7-6	**130,980,738.37**	122,975,499.77
Advances to suppliers	7-7	**120,102,331.41**	80,700,451.50
Subsidy receivable	7-8	**10,325,834.50**	10,064,712.63
Inventories	7-9	**1,067,439,529.10**	848,519,074.31
Prepaid expenses	7-10	**91,300,355.06**	81,727,619.19
Long-term investments maturing within one year		**—**	—
Other current assets		**—**	—
Total current assets		**3,223,046,083.99**	2,947,222,139.79
Long-Term Investments			
Long-term equity investments	7-11	**74,867,192.97**	86,789,969.55
Long-term debt investments		**—**	—
Total long-term investments		**74,867,192.97**	86,789,969.55
Fixed Assets			
Fixed assets - cost	7-12	**1,505,442,749.56**	1,247,479,589.50
Less: Accumulated depreciation	7-12	**498,586,610.77**	442,207,260.76
Fixed assets - net amount		**1,006,856,138.79**	805,272,328.74
Less: Fixed assets impairment provision	7-12	**25,786,824.47**	29,564,343.45
Fixed assets - net book value		**981,069,314.32**	775,707,985.29
Construction supplies		**—**	—
Construction in progress	7-13	**305,928,588.83**	236,616,437.79
Fixed assets pending disposal		**—**	—
Total fixed assets		**1,286,997,903.15**	1,012,324,423.08
Intangible and Other Assets			
Intangible assets	7-14	**93,715,205.21**	93,768,566.32
Long-term prepaid expenses	7-15	**28,413,060.66**	33,089,392.45
Other long-term assets		**—**	—
Total intangible and other assets		**122,128,265.87**	126,857,958.77
DEFERRED TAXES			
Deferred tax debits		**—**	—
TOTAL ASSETS		**4,707,039,445.98**	4,173,194,491.19

As at 31 December 2003

Form 1-2
In Rmb Yuan

	Notes	31 December 2003	31 December 2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term loans	7-16	**664,230,000.00**	555,340,000.00
Notes payable	7-17	**212,533,538.69**	78,178,584.40
Accounts payable	7-18	**644,880,577.38**	580,755,642.12
Advances from customers	7-19	**34,182,508.08**	46,266,805.26
Accrued payroll		**77,634,473.67**	81,003,162.42
Welfare benefits payable		**56,334,037.21**	57,057,212.15
Dividends payable	7-20	**11,178.03**	470,722.36
Taxes payable	7-21	**21,605,390.47**	48,773,628.89
Other levies payable	7-22	**2,651,595.11**	3,954,085.03
Other payables	7-23	**199,619,096.28**	124,069,695.90
Accrued expenses	7-24	**4,456,292.55**	4,625,106.82
Provisions for foreseeable liabilities		**—**	—
Portion of long-term liabilities due within one year	7-25	**30,000,000.00**	—
Other current liabilities		**—**	—
Total current liabilities		**1,948,138,687.47**	1,580,494,645.35
Long-Term Liabilities			
Long-term loans	7-26	**107,180,000.00**	89,680,000.00
Debentures payable		**—**	—
Payables due after one year	7-27	**3,616,783.17**	3,619,897.61
Government grants payable	7-28	**46,893,897.48**	22,893,288.18
Other long-term payables		**5,000,000.00**	5,000,000.00
Total long-term liabilities		**162,690,680.65**	121,193,185.79
Defferred taxes:			
Deferred tax credits		**—**	—
Total liabilities		**2,110,829,368.12**	1,701,687,831.14
Minority interest		**166,733,695.45**	135,923,981.38
Shareholders' equity:			
Share capital	7-29	**810,900,000.00**	810,900,000.00
Less: investment returned		**—**	—
Net share capital		**810,900,000.00**	810,900,000.00
Capital surplus	7-30	**1,119,572,202.41**	1,114,334,224.64
Surplus reserve	7-31	**416,445,683.07**	336,429,845.16
Including: statutory public welfare fund	7-31	**134,458,560.41**	109,728,912.38
Retained earnings	7-32	**82,558,496.93**	73,918,608.87
Including: cash dividend		**48,654,000.00**	48,654,000.00
Total Shareholders' equity		**2,429,476,382.41**	2,335,582,678.67
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**4,707,039,445.98**	4,173,194,491.19

For the Year ended 31 December 2003

Form 2-1
In Rmb Yuan

Item		Notes	2003	2002
I.	**Revenues from main operations**	7-33	**6,971,963,246.21**	5,943,823,330.51
	Less: Cost of main operations	7-34	**5,575,381,494.57**	4,630,442,992.22
	Tax and levies on main operations	7-35	**23,867,921.27**	23,971,060.12
II.	**Profit from main operations**		**1,372,713,830.37**	1,289,409,278.17
	Add: Profit from other operations	7-36	**43,331,577.75**	31,799,024.38
	Less: Selling expenses		**480,112,918.89**	418,080,004.45
	General and administrative expenses		**617,672,250.86**	557,186,117.00
	Financial expenses	7-37	**22,200,163.99**	15,329,165.53
III.	**Operating profit**		**296,060,074.38**	330,613,015.57
	Add: Income from investment	7-38	**2,714,764.17**	(16,898,852.55)
	Subsidy income		**276,208.28**	314,068.00
	Non-operating income	7-39	**2,616,643.99**	2,858,663.60
	Less: Non-operating expenses	7-40	**16,894,247.44**	29,380,807.14
IV.	**Total profit**		**284,773,443.38**	287,506,087.48
	Less: Income tax		**134,425,044.95**	113,122,444.16
	Less: Minority interest		**10,552,991.99**	15,905,895.38
V.	**Net profit**		**139,795,406.44**	158,477,747.94

Supplementary information:

		2003	2002
1.	Profit from sale, disposal of a business unit or investments	**969,762.78**	—
2.	Loss due to natural disaster	—	—
3.	Increase/(decrease) in total profit as a result of changes in accounting policies	—	—
4.	Increase/(decrease) in total profit as a result of changes in accounting estimates	—	—
5.	Losses from debt restructuring	—	—
6.	Other	—	—

(Supplementary Information)
For the Year ended 31 December 2003

Form 2-2
In Rmb Yuan

	2003				2002			
	Return on net assets		Earnings per share		Return on net assets		Earning per share	
	Fully diluted	Weighted average	Fully diluted	Weighted average	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from main operations	56.50%	57.65%	1.69	1.69	55.21%	56.64%	1.59	1.59
Profit from operations	12.19%	12.43%	0.37	0.37	14.16%	14.52%	0.41	0.41
Net profit for the year	5.75%	5.87%	0.17	0.17	6.79%	6.96%	0.20	0.20
Net profit after deduction of extraordinary items	5.95%	6.06%	0.18	0.18	6.95%	7.12%	0.20	0.20

For the Year ended 31 December 2003

Form 3
In Rmb Yuan

Item		Notes	2003	2002
1.	**Net profit**		**139,795,406.44**	158,477,747.94
	Add: Retained earnings at beginning of year	7-32	**74,594,593.92**	49,665,627.95
	Add: Transfer from others		—	3,972,143.34
2.	**Distributable profit**		**214,390,000.36**	212,115,519.23
	Less: Transfer to statutory surplus reserve	7-31	**32,076,133.21**	34,419,291.99
	Less: Transfer to public welfare fund	7-31	**24,892,774.22**	26,812,654.95
	Less: Transfer to staff bonus and welfare fund		**2,507,077.69**	2,144,451.47
	Less: Transfer to reserve fund		**940,154.13**	804,169.31
	Less: Enterprise expansion fund		**940,154.13**	804,169.31
	Less: Profit return on investments		—	—
3.	**Profit distributable to shareholders**		**153,033,706.98**	147,130,782.20
	Less: Dividend for preferred shares		—	—
	Less: Transfer to discretionary surplus reserves	7-31	**21,821,210.05**	24,558,173.33
	Less: Dividend for ordinary shares	7-32	**48,654,000.00**	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital		—	—
4.	**Retained earnings at end of year**		**82,558,496.93**	73,918,608.87

For the Year ended 31 December 2003

Form 4-1

		Notes	*In Rmb Yuan*
I.	**Cash flows from operating activities:**		
	Cash received from sale of goods or rendering of services		7,949,850,555.19
	Refund of tax and levies		7,702,554.51
	Other cash received relating to operating activities	7-42	76,171,204.49
	Sub-total of cash inflows		8,033,724,314.19
	Cash paid for goods and services		6,463,193,346.47
	Cash paid to and on behalf of employees		491,208,618.60
	Payments of all types of taxes		439,393,768.03
	Other cash paid relating to operating activities	7-43	646,758,977.06
	Sub-total of cash outflows		8,040,554,710.16
	Net cash flows from operating activities		(6,830,395.98)
II.	**Cash flows from investing activities:**		
	Cash received from disposal of investments		24,138,436.81
	Including: cash received from disposal of subsidiaries		3,077,200.00
	Cash received from returns on investments		4,900,136.83
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		2,777,805.04
	Other cash received relating to investing activities		—
	Sub-total of cash inflows		31,816,378.68
	Cash paid to acquire fixed assets, intangible assets and other long-term assets		367,176,513.22
	Cash paid to acquire investments		9,825,000.00
	Other cash paid relating to investing activities		—
	Sub-total of cash outflows		377,001,513.22
	Net cash flows from investing activities		(345,185,134.54)
III.	**Cash flows from financing activities**		
	Cash received from capital contribution		—
	Cash received from capital contribution by minority shareholders		7,650,000.00
	Cash received from borrowings		678,230,000.00
	Other proceeds relating to financing activities		107,687,857.13
	Sub-total of cash inflows		793,567,857.13
	Cash repayments of amounts borrowed		521,840,000.00
	Cash payments for interest expenses and distribution of dividends or profits		81,376,182.62
	Cash payments for dividends to minority shareholders		9,105,010.88
	Other cash payments relating to financing activities		30,422,628.06
	Sub-total of cash outflows		642,743,821.56
	Net cash flows from financing activities		150,824,035.57
IV.	**Effect of foreign exchange rate changes on cash**		153,235.76
V.	**Net decrease in cash and cash equivalents**		(201,038,259.19)

For the Year ended 31 December 2003

Form 4-2
In Rmb Yuan

Supplemental Information

1. Reconciliation of net profit to cash flows from operating activities:	
Net profit	139,795,406.44
Minority interest	10,552,991.99
Add: Provision for asset impairment	32,743,975.65
Depreciation of fixed assets	88,008,290.55
Amortization of intangible assets	3,684,535.13
Amortization of long-term prepaid expenses	10,506,483.88
Decrease in prepaid expenses (less: increase)	(9,572,735.87)
Increase in accrued expenses (less: decrease)	(168,814.27)
Losses on disposal of fixed assets, intangible assets and other long-term assets (less: gains)	1,311,332.19
Losses on scrapping of fixed assets	3,606,761.89
Financial expenses (less: gains)	32,678,736.34
Losses arising from investments (less: gains)	(2,714,764.17)
Deferred tax credit (less: debit)	—
Decrease in inventories (less: increase)	(218,920,454.79)
Decrease in operating receivables (less: increase)	(292,781,383.90)
Increase in operating payables (less: decrease)	190,126,875.89
Others	4,312,367.07
Net cash flows from operating activities	(6,830,395.98)
2. Investing and financing activities that do not involve cash receipts or payments	
Conversion of debt into capital	—
Reclassification of convertible bonds expiring within one year as current liabilities	—
Fixed assets acquired under finance lease	—
3. Net decrease in cash and cash equivalents:	—
Cash at the end of period	816,439,041.14
Less: Cash at the beginning of the period	1,019,903,178.95
Add: Cash equivalents at the end of the period	—
Less: Cash equivalents at the beginning of period	—
Net decrease in cash and cash equivalents	(203,464,137.81)

Note: There is a difference of Rmb2,425,878.62 of the "Net decrease in cash and cash equivalents" between the Consolidated Cash Flow Statement and which in the supplemental information, which is due to the change in consolidation scope (please refer to Note 4 for details).

As at 31 December 2003

Form 5-1
In Rmb Yuan

ASSETS	Notes	31 December 2003	31 December 2002
CURRENT ASSETS			
Cash		**231,542,044.04**	204,624,119.72
Short-term investments		**49,499,310.37**	61,194,385.90
Notes receivable		—	—
Dividends receivable		**6,316,510.00**	5,106,895.00
Interest receivable		—	—
Accounts receivable		—	—
Other receivables	8-1	**319,285,854.82**	285,792,292.21
Advances to suppliers		—	—
Subsidy receivable		—	—
Inventories		—	—
Prepaid expenses		—	—
Long-term investments maturing within one year		—	—
Other current assets		—	—
Total current assets		**606,643,719.23**	556,717,692.83
Long-term investments:			
Long-term equity investments	8-2	**1,853,732,823.78**	1,772,278,585.65
Long-term debt investments		—	—
Total long-term investments		**1,853,732,823.78**	1,772,278,585.65
Fixed Assets			
Fixed assets - cost		**37,407,029.02**	31,605,410.76
Less: Accumulated depreciation		**10,215,684.50**	7,279,372.15
Fixed assets - net amount		**27,191,344.52**	24,326,038.61
Less: Fixed assets impairment provision		**7,109,752.25**	7,109,752.25
Fixed assets - net book value		**20,081,592.27**	17,216,286.36
Construction supplies		—	—
Construction in progress		—	4,330,352.17
Fixed assets pending disposal		—	—
Total fixed assets		**20,081,592.27**	21,546,638.53
Intangible and Other Assets			
Intangible assets		—	—
Long-term prepaid expenses		**1,997,842.14**	2,404,510.41
Other long-term assets		—	—
Total intangible and other assets		**1,997,842.14**	2,404,510.41
Deferred taxes			
Deferred tax debits		—	—
TOTAL ASSETS		**2,482,455,977.42**	2,352,947,427.42

As at 31 December 2003

Form 5-2
In Rmb Yuan

LIABILITIES AND SHAREHOLDERS' EQUITY	31 December 2003	31 December 2002
Current liabilities:		
Short-term loans	—	—
Notes payable	—	—
Accounts payable	—	—
Advances from customers	—	—
Accrued payroll	**2,485,598.66**	2,629,148.66
Welfare benefits payable	**3,074,976.99**	2,568,305.87
Dividends payable	**11,137.00**	22,917.14
Taxes payable	**716,641.71**	408,494.06
Other levies payable	**13,161.85**	9,880.96
Other payables	**40,995,862.85**	11,947,614.68
Accrued expenses	**2,000,000.00**	3,250,000.00
Provisions for foreseeable liabilities	—	—
Portion of long-term liabilities due within one year	—	—
Other current liabilities	—	—
Total current liabilities	**49,297,379.06**	20,836,361.37
Long-Term Liabilities		
Long-term loans	—	—
Debentures payable	—	—
Payables due after one year	—	—
Government grants payable	**1,000,000.00**	—
Other long-term payables	—	—
Total long-term liabilities	**1,000,000.00**	—
Deferred taxes		
Deferred tax credits	—	—
Total liabilities	**50,297,379.06**	20,836,361.37
Shareholders' equity :		
Share capital	**810,900,000.00**	810,900,000.00
Less: investment returned	—	—
Net share capital	**810,900,000.00**	810,900,000.00
Capital surplus	**1,119,405,462.95**	1,114,220,189.56
Surplus reserve	**145,803,875.54**	124,276,436.70
Including: statutory public welfare fund	**59,176,788.16**	52,000,975.21
Retained earnings	**356,049,259.87**	282,714,439.79
Including: cash dividend	**48,654,000.00**	48,654,000.00
Total shareholders' equity	**2,432,158,598.36**	2,332,111,066.05
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,482,455,977.42**	2,352,947,427.42

For the Year ended 31 December 2003

Form 6
In Rmb Yuan

	Item	Notes	2003	2002
I.	**Revenues from main operations**		**—**	—
	Less: Cost of main operations		**—**	—
	Tax and levies on main operations		**—**	—
II.	**Profit from main operations**		**—**	—
	Add: Profit from other operations		**4,267,200.40**	3,299,534.99
	Less: Selling expenses		**—**	—
	General and administrative expenses		**31,534,143.01**	27,642,298.17
	Financial expenses		**(4,365,400.55)**	(5,006,323.96)
III.	**Operating profit**		**(22,901,542.06)**	(19,336,439.22)
	Add: Income from investment	8-3	**166,528,032.74**	178,636,602.10
	Subsidy income		**—**	—
	Non-operating income		**725.46**	216,632.01
	Less: Non-operating expenses		**110,957.22**	7,141,463.06
IV.	**Total profit**		**143,516,258.92**	152,375,331.83
	Less: Income tax		**—**	581,635.02
V.	**Net profit**		**143,516,258.92**	151,793,696.81

For the Year ended 31 December 2003

Form 7
In Rmb Yuan

Item		2003	2002
1.	**Net profit**	**143,516,258.92**	151,793,696.81
	Add: Retained earnings at beginning of year	**282,714,439.79**	201,269,113.29
	Add: Transfer from others	—	1,074,684.21
2.	**Distributable profit**	**426,230,698.71**	354,137,494.31
	Less: Transfer to statutory surplus reserve	**14,351,625.89**	15,179,369.68
	Less: Transfer to public welfare fund	**7,175,812.95**	7,589,684.84
	Less: Transfer to staff bonus and welfare fund	—	—
	Less: Transfer to reserve fund	—	—
	Less: Enterprise expansion fund	—	—
	Less: Profit returns on investments	—	—
3.	**Profit distributable to shareholders**	**404,703,259.87**	331,368,439.79
	Less: Dividend for preferred shares	—	—
	Less: Transfer to discretionary surplus reserves	—	—
	Less: Dividend for ordinary shares	**48,654,000.00**	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital	—	—
4.	**Retained earnings at end of year**	**356,049,259.87**	282,714,439.79

Cash Flow Statement

Form 8-1
In Rmb Yuan

I.	**Cash flows from operating activities:**	
	Cash received from sale of goods or rendering of services	—
	Refund of tax and levies	—
	Other cash received relating to operating activities	6,267,728.25
	Sub-total of cash inflows	6,267,728.25
	Cash paid for goods and services	—
	Cash paid to and on behalf of employees	10,467,841.34
	Payments of all types of taxes	233,370.03
	Other cash paid relating to operating activities	8,449,750.42
	Sub-total of cash outflows	19,150,961.79
	Net cash flows from operating activities	(12,883,233.54)
II.	**Cash flows from investing activities:**	
	Cash received from disposal of investments	20,000,000.00
	Cash received from returns on investments	109,477,064.46
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	2,600.00
	Other cash received relating to investing activities	225,941,418.07
	Sub-total of cash inflows	355,421,082.53
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,824,350.35
	Cash paid to acquire investments	29,775,000.00
	Other cash paid relating to investing activities	235,496,743.73
	Sub-total of cash outflows	267,096,094.08
	Net cash flows from investing activities	88,324,988.45
III.	**Cash flows from financing activities**	
	Cash received from capital contribution	—
	Cash received from borrowings	—
	Other proceeds relating to financing activities	—
	Sub-total of cash inflows	—
	Cash repayments of amounts borrowed	—
	Cash payments for interest expenses and distribution of dividends or profits	48,677,066.35
	Other cash payments relating to financing activities	—
	Subtotal of cash outflows	48,677,066.35
	Net cash flows from financing activities	(48,677,066.35)
IV.	**Effect of foreign exchange rate changes on cash**	153,235.76
V.	**Net increase in cash and cash equivalents**	26,917,924.32

Form 8-2
In Rmb Yuan

Supplemental Information

1. Reconciliation of net profit to cash flows from operating activities:	
Net profit	143,516,258.92
Add: Provision for asset impairment	100,408.71
Depreciation of fixed assets	3,137,038.85
Amortization of intangible assets	—
Amortization of long-term prepaid expenses	1,186,247.13
Decrease in prepaid expenses (less: increase)	—
Increase in accrued expenses (less: decrease)	(1,250,000.00)
Losses on disposal of fixed assets, intangible assets and other long-term assets (less: gains)	—
Losses on scrapping of fixed assets	43,703.78
Financial expenses (less: gains)	153,235.76
Losses arising from investments (less: gains)	(166,528,032.74)
Deferred tax credit (less: debit)	—
Decrease in inventories (less: increase)	—
Decrease in operating receivables (less: increase)	5,225,701.10
Increase in operating payables (less: decrease)	1,532,204.95
Others	—
Net cash flows from operating activities	(12,883,233.54)
2. Investing and financing activities that do not involve cash receipts or payments	
Conversion of debt into capital	—
Reclassification of convertible bonds expiring within one year as current liabilities	—
Fixed assets acquired under finance lease	—
3. Net increase in cash and cash equivalents:	
Cash at the end of period	231,542,044.04
Less: Cash at the beginning of the period	204,624,119.72
Add: Cash equivalents at the end of the period	—
Less: Cash equivalents at the beginning of period	—
Net increase in cash and cash equivalents	26,917,924.32

Form 9
In Rmb Yuan

Item		1 January 2003	Additions	Reversals: Recovery of assets value	Reversals: Written off	Reversals: Sub-total	31 December 2003
1.	Total provision for bad debts	45,769,189.55	28,802,542.77	—	9,089,155.46	9,089,155.46	65,482,576.86
	Including: Accounts receivable	38,791,512.37	19,781,958.13	—	3,025,977.87	3,025,977.87	55,547,492.63
	Other receivables	6,977,677.18	9,020,584.64	—	6,063,177.59	6,063,177.59	9,935,084.23
2.	Total provision for short-term investments	2,395,536.76	1,677,300.00	2,366,536.76	—	2,366,536.76	1,706,300.00
	Including: Share investment	920,003.76	—	920,003.76	—	920,003.76	—
	Debt investment	—	1,677,300.00	—	—	—	1,677,300.00
	Fund investment	1,475,533.00	—	1,446,533.00	—	1,446,533.00	29,000.00
3.	Total provision for inventories	689,096.81	311,626.12	—	140,988.74	140,988.74	859,734.19
	Including: Merchandise	390,344.03	311,626.12	—	140,988.74	140,988.74	560,981.41
	Raw materials	298,752.78	—	—	—	—	298,752.78
4.	Total provision for long-term investment	32,555,294.68	522,553.95	1,123,370.42	30,171,779.81	31,295,150.23	1,782,698.40
	Including: Long-term equity investment	32,555,294.68	522,553.95	1,123,370.42	30,171,779.81	31,295,150.23	1,782,698.40
	Long-term debt investment	—	—	—	—	—	—
5.	Total provision for fixed assets	29,564,343.45	1,183,270.00	—	4,960,788.98	4,960,788.98	25,786,824.47
	Including: Land and buildings	21,648,669.49	—	—	3,508,844.99	3,508,844.99	18,139,824.50
	Machinery and equipment	7,505,296.38	1,157,064.00	—	1,422,947.96	1,422,947.96	7,239,412.42
6.	Provision for intangible assets	966,151.46	—	—	—	—	966,151.46
	Including: Patent	—	—	—	—	—	—
	Trademark	—	—	—	—	—	—
7.	Provision for construction work in progress	—	80,000.00	—	—	—	80,000.00
8.	Provision for loan by trust	—	—	—	—	—	—
9.	Total	111,939,612.71	32,577,292.84	3,489,907.18	44,362,712.99	47,852,620.17	96,664,285.38

1. Company backgroup Information

Guangzhou Pharmaceutical Company Limited (the "Company") is a joint stock company with limited liability established initially in this form in the People's Republic of China pursuant to a reorganization of eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities formerly under the supervision and control of Guangzhou Pharmaceutical Holdings Limited (the "Holding") with the capital injection of operating assets and the state owned equity in accordance with the TGS [1997] 139 article issued by the Economic Structure Reform Committee of the State. The Company obtained an enterprise legal person business license with the official code of 4401011101830 on 1 September 1997.

Pursuant to the document with ref. TGS [1997] 145 issued by the Economic Structure Reform Committee of the State and the ZWF [1997] 56 article issued by the Securities Committee of the State Council, the Company issued 219.9 million H shares of stock listed on The Stock Exchange of Hong Kong Limited in October 1997. Approved by the China Securities Regulatory Committee, the Company issued 78 million A shares on 10 January 2001. The total amount of shares of the Company is RMB810,900,000, including RMB513,000,000 shares owned by the State, representing 63.26% of the total shares, and public shares of RMB297,900,000, representing 36.74% of the total shares.

The Company and its subsidiaries (the "Group") engage in capital management, investment, development, financing, the development and manufacturing of Chinese patent medicine, the manufacturing of biological products, health protection medicines and drinks, and the wholesale, retail and import & export of Chinese patent medicine, western pharmaceutical products and various medical apparatus.

The Group's current structure includes seven Chinese patent medicine manufacturing entities, one chemical materials medicine manufacturing entity, two medical research & development entities and three pharmaceutical trading entities.

2. Principal Accounting Policies, Accounting Estimates and Method for Preparation of Consolidated Financial Statements

1. Accounting System

The Group adopts the Accounting Standard for Business Enterprises and the Accounting System for Business Enterprises and the supplementary stipulations.

2. Accounting Period

The Groups accounting year starts on 1 January and ends on 31 December.

3. Recording Currency

The recording currency of the Group is the Renmibi ("RMB").

4. Basis of Accounting and Measurement Bases

The Group follows the accrual basis of accounting. And assets are recorded at historical cost.

5. Foreign Currency Translation

Foreign currency transactions during the year are translated into Renminbi at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recorded as financial expenses of the current period.

6. Cash Equivalents

Cash equivalents refer to short-term and highly liquid, investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

7. Provision for Bad Debts

The Group provides provision for bad debts. The balances will be written off against provision when bad debts recognised.

Bad debts are recognised when:

A. If the debtor becomes bankrupt or dies, the amount remaining after repayment by liquidation property or legacy, will be the bad debts.

B. If the debtor does not make repayment for over three years and there is obvious evidence showing that the receivables can not be recalled, the amount remaining will be bad debts upon the approval of the board of directors.

The Group provides provision based on aging of receivables, as approved by the Board. In addition, specific provisions made against balances which may not be collectible, after individual assessment of the financial position, repayment ability etc. of the creditor.

Details of the provision method is as follows:

Aging	**Provision for bad debts as a percentage of receivables**
Within 1 year	1%
1~2 years	10%
2~3 years	30%
3~4 years	50%
4~5 years	80%
Over 5 years	100%

Debtors comprise accounts receivable and other receivables. The Group provides provision for other receivables excluded inter-company, unreimbursed balances and other receipts on behalf of others.

8. Inventories

Inventories of the Group include finished goods, merchandise, work in progress, raw materials, goods in transit, low-value consumables and packaging materials.

Inventories are recorded at cost using the perpetual method.

Subsidiaries of the Company are segmented as manufacturing and trading enterprises, which adopt inventory valuation policies detailed as follows:

(1) Manufacturing enterprises:

Raw materials and finished goods are recorded at standard cost. Cost variances are allocated between cost of sold and inventory using reasonable basis. For these enterprises not using standard cost method, raw materials and inventories are recorded using weighted average method or first-in-first-out method.

Low-value consumables and packaging materials are recorded at cost and enter into profit and loss account upon consumption.

(2) Trading enterprises:

Inventories of wholesale enterprises are stated at cost. Inventories are accounted for using the first-in-first-out method.

Inventories of retail enterprises are accounted for using the selling price method. The amount is adjusted for price variances to arrive at actual cost at month end.

The Group will examine the status of inventories at each month end. Provisions are made against damaged, obsolete stocks, and those stocks with decreased selling prices. Inventories are presented at lower of cost and net realisable value.

9. Short-term Investments

(1) Short-term investments of the Group are recorded at acquisition cost deducting any cash dividends or interest which have been declared but not received. Cash dividends or interest shall be net against the carrying amount of investments upon receipt. On disposal of an investment, the difference between the sale proceeds received and the carrying amount of the investment shall be recognized as an investment gain or loss.

(2) Short-term investments of the Group are measured at the lower of cost and market value. An impairment provision is made against dimination in short-term investment values make when market value is lower than cost.

10. Long-term Equity Investments

Long-term equity investments by the Group are stated at the actual cost.

The cost method shall be applied if the Group holds less than 20% of the voting capital of the investee, or it holds 20% or more of the voting capital of the investee but dose not have significant influence over the investee. The equity method shall be applied if the Group holds 20% or more of the voting capital of the investee, or it holds less than 20% of the voting capital of the investee but has significant influence over the investee. The equity method shall be applied and consolidated accounting statements shall be prepared if the Group holds 50% or more of the voting capital of the investee, or it holds less than 50% of the voting capital of the investee but has significant influence over the investee.

When the equity method is adopted, the Group recognizes investment gain or loss according to its attributable share of the investee's net profit or loss. When the cost method is adopted, profits or cash dividends declared to be distributed by the investee are recognized as investment income in the current period.

Equity investment differences are amortized averagely over the investment period, if any, as stipulated in the investment contract. If the investment period is not specified in the contract, the excess of the investment cost over the investor's share of owner's equity of the investee is amortized over a period not more than 10 years. The shortfall of investment cost over the investor's share of owner's equity of the investee is amortized over a period of not less than 10 years.

11. Long-term Debt Investments

Long-term debt investments of the Group are stated at investment cost and investment income is accounted for at cost method.

Premiums or discounts are amortized at a straight-line method when recognizing related interest income over the period between the acquisition date and the maturity date of the debenture.

12. Provision for Long-term Investments

Approved by the board of directors, provision is made against long-term investments if its recoverable amount is lower than its carrying amount, and the decline other than temporary occurred, or operation of the investee deteriorate to such an extent that the decline with persist to the foreseeable future, the carrying amount of such investments will be reduced to its recoverable value.

13. Fixed Assets and Depreciation

Fixed assets include land and buildings, motor vehicles, machinery and equipment which have useful lives over one year and whose unit costs are greater than RMB2,000. Fixed assets are stated at cost. Fixed assets are depreciated over their useful lives using straight-life method, taking into account the estimated residual value of 0% to 10%. The annual rates of depreciation are as follows:

Fixed assets category	Depreciation life	Depreciation rate
Land and buildings	15-50 years	1.80%-6.60%
Machinery equipment	4-18 years	5%-24.75%
Vehicles	5-10 years	9%-19.80%
Electric equipment	5-10 years	9%-19.80%
Office equipment	4-8 years	11.25%-24.75%
Renovation of fixed assets	5 years	20%
Other equipment	4-15 years	6%-24.75%

When depreciation is provided to the assets with provision for impairment, the depreciation rate and amount are recomputed based on the book value of assets (i.e., original cost less accumulated depreciation and provision for impairment), and the remaining useful lives; in case the value of fixed assets with provision is recovered, the depreciation rate and amount shall be recomputed at the new book value and the remaining useful life.

In the event that the fixed assets' recoverable amounts are less than the carrying value due to a continuing decline in market value or obsolesce, damage, long idleness or other economic reasons, the Group will provide provision for the difference.

14. Construction in Progress

(1) Project cost of construction work in progress is determined based on the actual cost, and transferred to fixed assets when the work reaches its expected usable condition.

(2) In the event that the construction work is suspended for a long period and will not restart in the foreseeable future, or is outdated in function or technology, and the economic proceeds which the work will bring are very uncertain, or with other full elements evidencing that value of the construction work is impaired, provision will be provided for the difference between the carrying amount and the lower recoverable amount.

15. **Intangible Assets and Amortization**

Intangible assets, which are mainly land use rights and non-proprietary technologies, are stated at acquisition cost and amortized averagely over their expected useful lives commencing from the month in which they are acquired.

At the end of period intangible assets of the Group are measured at the lower of book value and recoverable amount. If recoverable amount is lower than book value, provision will be made for the difference.

16. **Long-term Prepaid Expenses**

Long-term deferred expenses are stated at cost. Amortization is provided to write off the cost evenly over the anticipated beneficial period.

Organization expenses are recorded in long-term deferred expenses upon occurrence, and fully amortized in the first month of formal operation.

17. **Borrowing Cost**

Borrowing costs relating to operations are expensed when incurred.

The borrowing costs incurred in the acquisition of long-term assets such as fixed assets are capitalized before the project is delivered for use, and included as a project cost.

The capitalization amount of borrowing costs is calculated on the weighted average amount of accumulated expenditures incurred for the acquisition or construction of long-term assets like fixed assets at the period-end timing the capitalization rate.

18. **Revenue Recognition**

Revenue from sales of goods is recognized when goods are dispatched, the title to the goods and its major risks and rewards are passed to customers, the Group will not execute the right of supervision and control over the goods, either the proceeds are received or the entitlement to proceeds is evidenced, and the cost of sale of goods can be measured reliably.

Revenue from rendering of services is recognized upon having rendered service and obtained the payment or payment evidence.

19. **Accounting treatment for income tax**

The Group accounts for income tax using the tax payable method.

20. **Basis of Preparation of Consolidated Financial Statements**

The consolidated financial statements are prepared in accordance with ref. [1995] 11 "Temporary regulation of consolidation on financial statements" and CKEZ [1996] 2 "Reply on the consolidation scope for the consolidated financial statements" issued by the Ministry of Finance. The consolidated financial statements have included all principal subsidiaries in the consolidation scope and eliminated sufficiently the business activities between the Company and its subsidiaries or between subsidiaries, based on the individual financial statements of the Company and each subsidiary in the consolidation scope.

3. Taxation and Other Additional Taxes

The type and rate of tax applicable to the Group is as follows:

1. Turnover tax and other additional taxes

(1) Turnover tax

Taxable item	Tax	Rate
Revenue from sale of products	Value-added tax	17%
Revenue from transfer of materials	Value-added tax	17%
Revenue from rendering services	Business tax	5%
Revenue of rental	Business tax	5%
Revenue of capital employed	Business tax	5%
Revenue from sale of wine products	Consumption tax	10%

(2) City construction tax

The city construction tax is calculated and paid based on 7% of the total amount of turnover tax. Subsidiaries of the Group which are foreign invested enterprises are exempted from city construction tax in accordance with PRC regulations.

(3) Education surcharge

The education surcharge is calculated and paid based on 3% of total turnover tax. Subsidiaries of the Group which are foreign invested enterprises are exempted from education surcharge in accordance with PRC regulations.

2. Enterprise income tax

The Group accrues and pays enterprise income tax at the rate of 33% in accordance with "Temporary regulation of corporate income tax in the People's Republic of China".

Pursuant to "Enterprise Income Tax Law for Foreign Invested Enterprise in the People's Republic of China", Guangzhou Qixing Pharmaceutical Co., Ltd., one of the Company's subsidiary, applies the enterprise income tax rate of 24% and local income tax rate of 3%.

4. Subsidiaries and Joint Ventures

(1) Major subsidiaries in the consolidation scope of the consolidated financial statements

Name of the Company	Stock capital RMB'000	Invested amount of the Group to its subsidiaries RMB'000	% of equity interest	Principal activities
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	83,280	48,850	58.66	Research & development of medicine and products of health care
Guangzhou Bio-technology Co., Ltd.	70,100	66,500	94.87	Research & development of medicine
Guangzhou Huanye Pharmaceutical Co., Ltd.	6,000	3,580	59.701	Manufacturing chemical material medicine
Guangzhou Xingqun Pharmaceutical Co., Ltd.	77,170	68,670	88.99	Production of Chinese patent medicine
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	166,000	161,050	97.016	Production of Chinese patent medicine
Guangzhou Chenliji Pharmaceutical Factory	94,000	94,000	100	Production of Chinese patent medicine
Guangzhou Qixing Pharmaceutical Factory	82,420	82,420	100	Production of Chinese patent medicine
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	76,230	88.4	Production of Chinese patent medicine
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	65,440	57,440	87.77	Production of Chinese patent medicine
Guangzhou Yangcheng Pharmaceutical Co., Ltd.	106,380	98,380	92.48	Production of Chinese patent medicine
Guangzhou Pharmaceuticals Corporation	222,000	215,330	96.9941	Trading of western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation	69,700	69,700	100	Trading of Chinese patent medicine and Chinese raw medicine
Guangzhou Pharmaceutical Import & Export Corporation	15,000	15,000	100	Import and export of medicine

(2) Subsidiaries with over 50% equity interest held by the Group but not included in the consolidation scope are as follows:

The Group holds 80% equity interest in Guangzhou Medicine Commodities Exhibition Store, but does not include it in the consolidation as it commenced its liquidation stage in the current year.

The Group holds 65% equity interest of Guangzhou Chenliji Xingma Health Care Products Co., Ltd., but does not include it in the consolidation as it plans to cease operation.

The Group holds 72% equity interest in Shenzhen Qixing Lanzao Bio-technology Co., Ltd., but does not include it in the consolidation as it commenced its liquidation stage.

(3) Guangzhou Pharmaceutical Import & Export Corporation, a subsidiary, used to hold 100% of the interests of Guangzhou Yongxin Medicine Trading Company and assigned 90% of it to an external party in August 2003. The Group has taken the sold subsidiary's related income, cost and profit from the beginning of the reporting period to the assigning date into the current consolidated income statement, while the related assets, liabilities and equities are not considered in the consolidated balance sheet at the period-end.

Financial data of Guangzhou Yongxin Medicine Trading Company are as follows (in RMB'000):

Item	31 December 2002	Equity interests transfer date
Total assets	13,454	1,174
Total liabilities	9,125	(23)
Owner's equity	4,329	1,197
	2002	**1 January 2003 to equity interests transfer date**
Main operating income	59,085	1,919
Main operating profit	2,236	151
Total profit	657	(250)
Net profit	522	(275)

(4) Guangzhou Xingqun Pharmaceutical Co., Ltd. and Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd. held 41% and 12% respectively of Guangdong Xinghua Health Drink Co., Ltd.. According to the equity interests Transfer Agreement signed by Guangzhou Xingqun Pharmaceutical Co., Ltd., Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd. with Nanhai Weimei Food Trading Co., Ltd. in August 2003, the former two companies sold their equity interests in Guangdong Xinghua Health Drink Co., Ltd. to the latter one at the price of RMB6.765 million and RMB1.98 million respectively.

5. Profit Appropriation

The profit after tax shall be applied in the following order:

(1) allocated against losses;

(2) allocation to statutory surplus reserve fund;

(3) allocation to statutory public welfare fund;

(4) allocation to discretionary surplus reserve fund;

(5) payment of dividends.

The distribution of profit after tax and payment of dividends shall be proposed by the board of directors and approved by the shareholders' general meeting. Unless the shareholders come to another agreement, the board of directors is authorized by the shareholders' general meeting to declare and pay interim dividends.

6. Effect of current change in accounting policy

In accordance with the "Accounting Standards for Business Enterprises-Events Occurring after the Balance Sheet Date" promulgated by the Ministry of Finance on April 14, 2003, the Group made retroactive adjustment on the cash dividends in the profit distribution plan made by the board of directors between the balance sheet date and the date on which the financial reports are authorized for issue. The adjustment affects the financial status as follows:

	2002	2001	2000
Undistributed profit:			
Before adjustment	25,264,608.87	1,011,627.95	(26,958,138.43)
Adjustment amount	48,654,000.00	48,654,000.00	26,133,000.00
After adjustment	73,918,608.87	49,665,627.95	(825,138.43)

7. Notes to Consolidated Financial Statements (All amounts are stated in RMB Yuan unless otherwise stated)

1. Cash

	31 December 2003	31 December 2002
Cash on hand	**1,636,651.51**	1,613,278.00
Cash in bank	**813,935,035.65**	993,825,484.15
Other cash	**867,353.98**	24,464,416.80
	816,439,041.14	1,019,903,178.95

(1) Breakdown of cash in bank

	31 December 2003	31 December 2002
Current deposit	**795,273,557.32**	964,825,484.15
Fixed deposit	**18,661,478.33**	29,000,000.00
	813,935,035.65	993,825,484.15

(2) Breakdown of other cash

	31 December 2003	31 December 2002
Out-port bank deposit	**49,292.78**	—
Credit card deposit	**257,790.04**	238,696.27
L/C guaranty deposit	**453,121.55**	7,387,026.21
Bank bill deposit	**—**	16,838,694.32
Other	**107,149.61**	—
	867,353.98	24,464,416.80

At the year-end, the Group holds current deposit of HKD161,185.65 (equiv. to RMB171,775.55) and USD851.89 (equiv. to RMB7,050.84) in Hongkong.

2. **Short-term investments**

	31 December 2003	Impairment provision	Market price at 31 December 2003
Stock	3,565,014.57	—	5,175,021.15
Treasury bond	29,720,600.00	1,677,300.00	28,043,300.00
Fund	17,919,995.80	29,000.00	18,275,435.96
	51,205,610.37	1,706,300.00	

Note: According to the closing price of the Shanghai Stock Exchange and the Shenzhen Stock Exchange on 31 December 2003, the Group made provision for the amount of which the market price was lower than cost.

3. **Notes receivable**

	31 December 2003	31 December 2002
Bank acceptance Notes	**35,611,830.71**	180,000.00
Commercial acceptance Notes	**16,668,924.48**	—
	52,280,755.19	180,000.00

Notes receivables as at 31 December 2003 increased by RMB52,101 thousand than year 2002 which mainly due to more customers of the Group use notes to settle the debtors.

4. **Dividend receivable**

	31 December 2003	31 December 2002
Nanhai Southern Packing Company Limited	**6,316,510.00**	5,106,895.00
GETDD Yongcheng Medicine Trading Co., Ltd.	—	367,789.92
	6,316,510.00	5,474,684.92

5. **Accounts receivable**

(1) Aging analysis of accounts receivable

	31 December 2003			
Age	**Balance**	**Percentage**	**Bad debt provision**	**Provision Percentage**
Within 1 year	870,056,908.56	93.16%	8,856,680.31	1.02%
1-2 years	22,879,523.01	2.45%	13,419,533.32	58.65%
2-3 years	8,144,462.74	0.87%	3,185,631.44	39.11%
3-4 years	6,774,493.37	0.73%	4,570,482.67	67.47%
4-5 years	7,191,215.04	0.77%	6,652,596.13	92.51%
Over 5 years	18,862,568.76	2.02%	18,862,568.76	100.00%
	933,909,171.48	100.00%	55,547,492.63	5.95%

	31 December 2002			
Age	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	702,018,180.98	92.95%	7,463,417.61	1.06%
1-2 years	13,915,260.16	1.84%	1,396,272.50	10.03%
2-3 years	9,243,624.58	1.23%	3,026,900.14	32.75%
3-4 years	8,174,940.32	1.08%	6,028,518.11	73.74%
4-5 years	5,680,233.64	0.75%	4,634,598.70	81.59%
Over 5 years	16,241,805.31	2.15%	16,241,805.31	100.00%
	755,274,044.99	100.00%	38,791,512.37	5.14%

No shareholders holding 5% or more ordinary shares of the Company have payable balances included in the above.

(2) Included in balance as at 31 December 2003, RMB61,799,467.27 is due from the top five customers which representing 6.62% of the total balance.

(3) During the year, totaling 119 accounts receivable balances had been written off amounted to RMB3,025,977.87, included in which there were no intercompany balances.

(4) Accounts receivable aged 1-2 years included an amount of RMB11,720,123.47 which is due from Puning Honghai Pharmaceutical Co., Ltd.. Due to conflicts exist, the Group provide full provision against the due balance based on conservative concept.

6. Other receivables

(1) Aging analysis of other receivables

	31 December 2003			
Age	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	93,173,619.62	66.12%	119,286.94	0.13%
1-2 years	6,873,747.02	4.88%	63,544.95	0.92%
2-3 years	13,298,935.52	9.44%	26,706.28	0.20%
3-4 years	8,057,699.86	5.72%	512,939.25	6.37%
4-5 years	2,202,650.53	1.56%	265,780.12	12.07%
Over 5 years	17,309,170.05	12.28%	8,946,826.69	51.69%
	140,915,822.60	100.00%	9,935,084.23	7.05%

	31 December 2002			
Age	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	71,525,059.73	55.04%	811,666.25	1.13%
1-2 years	19,685,420.24	15.15%	1,862,697.62	9.46%
2-3 years	13,800,383.35	10.62%	41,052.51	0.30%
3-4 years	4,449,861.62	3.42%	50,000.00	1.12%
4-5 years	7,570,986.98	5.83%	668,841.08	8.83%
Over 5 years	12,921,465.03	9.94%	3,543,419.72	27.42%
	129,953,176.95	100.00%	6,977,677.18	5.37%

(2) Details of other receivables at end of year:

	Amount
Petty cash	2,076,005.92
Deposits and prepayments	6,802,582.70
Downpayment for the project and the equipment	17,762,100.48
Advance for operation	13,708,930.15
Staff borrowings	882,418.13
Current account between related parties	20,551,803.91
Other receivables	24,858,965.66
Current account with external company	54,273,015.65
	140,915,822.60

Among the other receivable accounts, the amount due from shareholder with 5% or more shareholding is that due from the Holding with an amount of RMB7,226,782.86.

(3) The five largest balances of RMB38,685,880.12, accounting for 27.45% of the total.

(4) The current 29 reversals of other receivables amount to 2,873,992.95 and all are not related to related party transactions.

7. **Advance to suppliers**

(1) From the balance aforementioned, no advance is prepaid to shareholders with 5% or more shareholding.

(2) Advance to suppliers as at 31 December 2003 increased by 39,402 thousand, with an increase of 49%, as compared with 1 January 2003, because more downpayments are required for obtaining the sole agent of Some medicine.

8. **Subsidy receivable**

	31 December 2003	31 December 2002
Output VAT refundable	**10,325,834.50**	10,064,712.63

9. **Inventories**

	31 December 2003		31 December 2002	
	Balance	**Provision**	Balance	Provision
Goods in transit	**3,697,330.09**	—	3,920,280.65	—
Raw materials	**80,703,963.41**	**298,752.78**	78,262,771.39	298,752.78
Work in progress	**62,052,049.41**	—	35,133,621.26	—
Finished goods	**80,545,553.20**	**111,066.72**	85,135,120.98	—
Low-value Consumables	**1,916,496.77**	—	1,554,527.27	—
Packing Materials	**32,111,255.96**	—	28,032,228.25	—
Consigned goods for process	**600,394.57**	—	1,342,025.86	—
Goods in stock	**802,786,887.82**	**449,914.69**	613,928,504.51	390,344.03
Others	**3,885,332.06**	—	1,899,090.95	—
	1,068,299,263.29	**859,734.19**	849,208,171.12	689,096.81

At end of 2003, the Group provide net realisable value provision with an amount of RMB859,734.19 for inventories. In accordance with the stipulations with ref. GYJZ [2003] 96 issued by the State Drug Administration, the document ref. of ratification for all medicines are labeled as "GYZZ" and at the same time all medicines with local document reference of ratification cease to be produced from 1 January 2004. The commercial enterprises subordinate to the Company provided write-down provision with a sum of 449,914.69 for medicines with local document reference of ratification. Net realizable value of damaged inventories is determined at the expected recoverable value and that of long idled ones are measured at the market price.

10. Prepaid expense

	31 December 2002	Addition	Amortization	31 December 2003
Insurance premium prepaid	2,600,600.95	2,356,736.66	3,140,588.06	1,816,749.55
Repair and maintenance of fixes assets	582,927.48	3,247,962.85	3,830,890.33	—
Road toll	31,253.28	125,460.00	30,280.00	126,433.28
Advertising	1,152,000.00	14,990,380.00	9,903,222.00	6,239,158.00
Deductible input VAT	76,886,436.31	307,794,393.54	302,284,720.93	82,396,108.92
Others	474,401.17	2,878,681.75	2,631,177.61	721,905.31
	81,727,619.19	331,393,614.80	321,820,878.93	91,300,355.06

11. Long-term equity investment

(1) Details of long-term equity investment are as follows:

Investee	Period	Holding percentage	Investment cost
Indonesia Sanyou Industrial Company Limited	2014	50.00%	1,521,562.82
Guangzhou Zhongfu Pharmaceutical Company Limited	N/A	50.00%	400,000.00
Shanghai Jiuhe Tang Chinese Medicine Company Limited	2007	31.56%	615,000.00
Guangzhou Chenliji Xingma Health Care Products Co., Ltd.	2004	65.00%	963,950.00
Hangzhou Zhe Da Han Fang Chinese Medicine Co.	N/A	44.00%	440,000.00
Ming Tai Industrial (Thailand) Company Limited	2007	40.00%	516,930.33
East China Pharmaceutical Co., Ltd.	N/A	13.47%	264,000.00
Guangzhou Medicine Commodities Exhibition Store	N/A	80.00%	861,392.58
Guangzhou Medicine Company Beijing Road Chinese Medicine Bazaar	N/A	20.00%	160,000.00
Guangzhou Yongxin Medicine Trading Co., Ltd.	N/A	10.00%	119,700.00
Golden Eagle Asset Management Co.	N/A	20.00%	20,000,000.00
Jihua Medical Appliance Company Limited	N/A	24.00%	3,000,000.00
Guangzhou Jinshen Pharmaceutical Co., Ltd.	N/A	45.00%	675,000.00
Nanhai Nanfang Packaging Co., Ltd.	2011	21.42%	30,000,000.00
Guoyao Group Industrial Co., Ltd.	N/A	10.00%	8,000,000.00
Guangzhou Huayin Bio-technology Co., Ltd.	N/A	15.00%	150,000.00
Shenzhen Qixing Lanzao Bio-technology Co., Ltd.	2016	72.00%	3,600,000.00
Qixing Mazhong Pharmaceutical Co., Ltd.	2005	40.00%	362,826.38
Communication Bank Guangdong Branch	N/A		362,750.00
Everbright Bank	N/A	0.30%	10,725,000.00

(2) Movement of long-term equity investment during 2003 is as follows

Investee	31 December 2003	2003 equity pickup	Accumulated equity pickup	Provision	Note
Indonesia Sanyou Industrial Company Limited	1,260,144.45	—	(261,418.37)	1,260,144.45	[1]
Guangzhou Zhongfu Pharmaceutical Company Limited	1,707,895.91	504,969.53	1,307,895.91	—	
Shanghai Jiuhe Tang Chinese Medicine Company Limited	615,000.00	—	—	—	
Guangzhou Chenliji Xingma Health Care Products Co., Ltd.	346,209.02	(55,097.29)	(617,740.98)	—	
Hangzhou Zhe Da Han Fang Chinese Medicine Co.	347,062.55	(53,009.20)	(92,937.45)	—	
Ming Tai Industrial (Thailand) Company Limited	320,843.90	9,094.58	(196,086.43)	—	
East China Pharmaceutical Co., Ltd.	264,000.00	—	—	—	
Guangzhou Medicine Commodities Exhibition Store	542,241.53	12,422.70	(319,151.05)	—	
Guangzhou Chinese Medicine Corporation Beijing Road Chinese Medicine Bazaar	218,399.05	—	58,399.05	—	
Guangzhou Yongxin Medicine Trading Co., Ltd.	119,700.00	—	—	—	
Golden Eagle Asset Management Co.	15,328,623.40	(4,671,376.60)	(4,671,376.60)	—	
Jihua Medical Appliance Company Limited	1,972,052.79	(417,613.74)	(1,027,947.21)	—	
Guangzhou Jinshen Pharmaceutical Co., Ltd.	675,000.00	—	—	—	
Nanhai Nanfang Packaging Co., Ltd.	30,000,000.00	—	—	—	
Guoyao Group Industrial Co., Ltd.	8,000,000.00	—	—	—	
Guangzhou Huayin Bio-technology Co., Ltd.	150,000.00	—	—	—	
Shenzhen Qixing Lanzao Bio-technology Co., Ltd.	870,923.25	(487,106.25)	(2,729,076.75)	522,553.95	[2]
Qixing Mazhong Pharmaceutical Co., Ltd.	362,826.38	—	—	—	
Communication Bank Guangdong Branch	362,750.00	—	—	—	
Everbright Bank	10,725,000.00	—	—	—	
Guangzhou Pangaoshou Natural Health Product Co., Ltd. (Consolidation variance)	1,294,828.94	—	—	—	[3]
Guangzhou Huanye Pharmaceutical Co., Ltd. (Consolidation variance)	893,107.07	—	—	—	[4]
Guangzhou Bio-technology Co., Ltd. (Consolidation variance)	273,283.13	—	—	—	[5]
	76,649,891.37	(5,157,716.27)	(8,549,439.88)	1,782,698.40	

Note 1: As the Group can not know the financial position of Indonesia Sanyou Industrial Company Limited and thus is not aware of the present condition of the investee, provision is made in full amount for this investment on the basis of conservatism principle.

Note 2: Shenzhen Qixing Lanzao Bio-technology Co., Ltd. has suffered significant losses and it is hard to continue to operate, therefore it began liquidation at the end of 2003. According to the recoverability estimated by the liquidation committee, the Group accrued provision for impairment at the rate of 60%.

Note 3: Consolidation variance of Guangzhou Pangaoshou Natural Health Product Co., Ltd. amounts to 1,294,828.94, representing the remaining amortized amount of the difference between the subsidiary, Guangzhou Pangaoshou Pharmaceutical Co., Ltd.'s payments for purchase of 32% and 15% of Guangzhou Pangaoshou Natural Health Product Co., Ltd. in October 1999 and November 2002 respectively, and the share of owners' equity of Guangzhou Pangaoshou Natural Health Product Co., Ltd.. The initial amount of the equity investment difference is 1,990,885.94, which is to be amortized averagely over the investment period from the next month of obtaining the investment as stipulated in the contract. The current amortization is 171,853.68 and the accumulated amortization is 696,057.00.

Note 4: Consolidation variance of Guangzhou Huanye Pharmaceutical Co., Ltd. amounts to 893,107.07, representing the difference between the total payments for purchase of the equity interests and the increment of capital in December 2002, and the share of owners' equity acquired. The difference is amortized evenly from January 2003. The current amortization is 99,234.12 and the accumulated amortization is 99,234.12.

Note 5: Consolidation variance of Guangzhou Bio-technology Co., Ltd. amounts to 273,283.13, representing the difference between the Company's payments for purchases of the equity interests of Guangzhou Bio-technology Co., Ltd. in June 2002 and November 2003, and the share of owners' equity of Guangzhou Bio-technology Co., Ltd.. The current amortization is 18,072.26 and the accumulated amortization is 18,072.26.

12. Fixed assets and accumulated depreciation

Cost	31 December 2002	Addition	Disposal	31 December 2003
Land & buildings	681,829,795.79	173,225,895.05	13,368,409.29	841,687,281.55
Machinery	419,142,341.08	94,631,301.11	39,627,882.63	474,145,759.56
Motor Vehicles	83,408,757.51	13,136,584.86	4,978,379.27	91,566,963.10
Electronic equipment	23,786,362.81	3,042,414.03	1,182,191.56	25,646,585.28
Office equipment	39,312,332.31	17,616,936.55	2,342,307.17	54,586,961.69
Renovation of fixed assets	—	17,809,198.38	—	17,809,198.38
	1,247,479,589.50	319,462,329.98	61,499,169.92	1,505,442,749.56

Accumulated depreciation	31 December 2002	Change for the year	Disposals	31 December 2003
Land & buildings	137,809,341.32	29,460,932.03	3,892,445.99	163,377,827.36
Machinery	226,314,756.01	34,039,731.38	20,775,141.76	239,579,345.63
Motor Vehicles	47,056,018.35	8,803,947.81	3,984,353.62	51,875,612.54
Electronic equipment	12,069,418.42	3,152,271.06	1,122,880.12	14,098,809.36
Office equipment	18,957,726.66	9,247,628.33	1,854,119.05	26,351,235.94
Renovation of fixed assets	—	3,303,779.94	—	3,303,779.94
	442,207,260.76	88,008,290.55	31,628,940.54	498,586,610.77

Provision for impairment:	31 December 2002	Provision for the year	Written off	31 December 2003
Land & buildings	21,648,669.49	—	3,508,844.99	18,139,824.50
Machinery	7,505,296.38	1,157,064.00	1,422,947.96	7,239,412.42
Motor Vehicles	280,857.44	26,206.00	28,996.03	278,067.41
Electronic equipment	—	—	—	—
Office equipment	129,520.14	—	—	129,520.14
Renovation of fixed assets	—	—	—	—
	29,564,343.45	1,183,270.00	4,960,788.98	25,786,824.47

(1) The Group re-classified part of fixed assets in the current year and the beginning balance is adjusted retroactively.

Cost:	**1 January 2003**	31 December 2002	**Variance**
Land & buildings	681,829,795.79	681,829,795.79	—
Machinery	419,142,341.08	439,590,073.71	(20,447,732.63)
Motor Vehicles	83,408,757.51	83,408,757.51	—
Electronic equipment	23,786,362.81	11,877,149.99	11,909,212.82
Office equipment	39,312,332.31	30,773,812.50	8,538,519.81
	1,247,479,589.50	1,247,479,589.50	—

Accumulated depreciation:	**1 January 2003**	31 December 2002	**Variance**
Land & buildings	137,809,341.32	137,809,341.32	—
Machinery	226,314,756.01	235,017,893.00	(8,703,136.99)
Motor Vehicles	47,056,018.35	47,056,018.35	—
Electronic equipment	12,069,418.42	7,063,937.52	5,005,480.90
Office equipment	18,957,726.66	15,260,070.57	3,697,656.09
	442,207,260.76	442,207,260.76	—

Provision for impairment:	**1 January 2003**	31 December 2002	**Variance**
Land & buildings	21,648,669.49	18,763,309.95	2,885,359.54
Machinery	7,505,296.38	10,390,655.92	(2,885,359.54)
Motor Vehicles	280,857.44	280,857.44	—
Electronic equipment	—	—	—
Office equipment	129,520.14	129,520.14	—
	29,564,343.45	29,564,343.45	—

(2) During the year, construction in progress transferred to fixed assets amounted to RMB252,214 thousand.

(3) As at 31 December 2003, the Group has pledged its fixed assets with net book value of RMB118,400 thousand (Last year: RMB118,030 thousand) for bank loans.

(4) At the year-end, the Group provided provision of RMB25,787 thousand for the difference between recoverable amount and the book value owing to their technology obsolescence, damage or long idleness.

13. Construction in progress

(1) Details of construction in progress are as follows:

Project	Budget	Financing source	% of fund used to budget
Relocation of Guangzhou Xingqun Pharmaceutical Company	243,688,046.72	Working Capital and loan	77%
Xingqun Manufacture Workshop project at phase 3	16,835,778.76	Working Capital	97%
Xingqun Repair Workshop project at phase 2	465,000.00	Working Capital	100%
Zhong Yi dust removing project		Working Capital, loan and government appropriation	—
Zhong Yi relocation of Yunpu workshop	197,030,000.00	Working Capital	42%
Relocation and expansion of Chenliji factory	126,000,000.00	Working capital	101%
Chinese medicine absorbing base of Chenliji		Working capital and stock capital	—
Chenliji product technical alteration	29,100,000.00	Working capital and stock capital	80%
Chenliji product show room	4,000,000.00	Working capital	48%
Chenliji noise renovation project	38,000.00	Working Capital	95%
Hanfang Conghua base construction	118,840,000.00	Stock capital and government appropriation	35%
Hanfang equipment installation project	3,786,349.50	Stock capital and government appropriation	100%
Jingxiutang prepayment for equipment		Working capital and loan	—
Jingxiutang Anbike equipment installed		Working capital	—
Jingxiutang suppository production line	12,821,045.48	Working capital and stock capital	100%
Jingxiutang Zhuifengtouguwan production line	11,339,612.77	Working capital and stock capital	96%
Jingxiutang GMP upgrade project	30,300,000.00	Working capital and loan	28%
Jingxiutang Wanhuayou GMP	4,196,978.09	Working capital	96%
Jingxiutang sewage treatment pool		Working capital	—
Pangaoshou vehicles		Working capital	—
Pangaoshou office equipment		Working capital	—
Pangaoshou GMP reconstruction project	104,910,000.00	Loan and government appropriation	64%
Pangaoshou office in Fuqian Building	7,707,542.02	Working capital	100%
Yangcheng inter-factory maintenance	1,000,000.00	Working capital	99%
Yangcheng manufacturing GMP workshop	23,000,000.00	Working capital and loan	99%
Alteration of Yangcheng sewage treatment	400,000.00	Working capital	61%
Alteration of Yangcheng boiler project	600,000.00	Working capital	12%
Alteration of Yangcheng distilling workshop technology	1,700,000.00	Working capital	109%
Yangcheng pill workshop	11,000,000.00	Working capital and stock capital	87%
Yangcheng technology renovation for Jianpilichangpian & Anchuangpian	17,800,000.00	Stock capital and loan	54%
Logistics in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	52,680,000.00	Working capital, stock capital and loan	81%
Jianmin Yirentiandi	6,000,000.00	Working capital	4%
Computer installation of Guangzhou Pharmaceuticals Corporation	1,120,260.00	Working capital and stock capital	100%
Office building renovation of Guangzhou Pharmaceuticals Corporation	6,160,000.00	Working capital	92%
Caizhiling store in Jiahong Garden	2,179,473.00	Working capital and stock capital	100%
Caizhilin store in Wanfeng Garden	2,385,100.00	Working capital and stock capital	100%
Chinese medicine GMP reconstruction project	5,000,000.00	Working capital	59%
Medicine imp. & exp. ERP project	600,000.00	Stock capital	16%
Business ERP project	4,080,000.00	Stock capital	100%
Baidi thunder-proof project	37,499.00	Working capital	70%
Baidi GMP renovation project	104,770.00	Working capital	60%
Baidi equipment installation	2,000,000.00	Government appropriation	64%
Baidi equipment installation	2,739,972.00	Working capital	100%

Project	Budget	Financing source	% of fund used to budget
Huanye development zone office building	323,120.00	Working capital	149%
Huanye solid preparation workshop project	4,738,900.00	Working capital	52%
Huanye development zone testing	115,500.00	Working capital	100%
Treatment & renovation of Huanye before plantation	304,153.06	Working capital	100%
Renovation of Huanye Fangcun district	—	Working capital	—
Huanye raw materials workshop project	4,198,100.00	Working capital	100%
Qixing Xinchuangju office building	16,872,455.01	Working capital	100%
Tianbao GMP workshop reinforcement and renovation project	—	Working capita	—

(2) Changes of construction in progress in the current period are as follows:

Project	31 December 2002	Addition	Transferred to fixed asset	Other reduction	31 December 2003
Relocation of Guangzhou Xingqun Pharmaceutical Company	136,019,083.45	50,631,019.39	184,922,416.16	—	1,727,686.68
Xingqun Manufacture Workshop project at phase 3	4,498,512.02	11,881,640.13	—	15,750.00	16,364,402.15
Xingqun Repair Workshop project at phase 2	33,636.64	431,749.68	—	14,940.00	450,446.32
Zhong Yi dust removing project	80,000.00	—	—	—	80,000.00
Zhong Yi relocation of Yunpu workshop	23,172,973.19	51,570,427.26	—	—	74,743,400.45
Relocation and expansion of Chenliji factory	3,320,038.08	322,578.00	1,280,461.82	1,025,878.50	1,336,275.76
Chinese medicine absorbing base of Chenliji	7,692.00	—	—	—	7,692.00
Chenliji product technical alteration	9,909,891.37	3,396,829.14	—	—	13,306,720.51
Chenliji product show room	29,400.00	1,893,848.86	—	—	1,923,248.86
Chenliji noise renovation project	—	36,100.00	—	—	36,100.00
Hanfang Conghua base construction	1,686,180.99	38,423,833.40	—	—	40,110,014.39
Hanfang equipment installation project	2,029,731.25	1,765,025.75	2,506,426.50	34,403.50	1,253,927.00
Jingxiutang prepayment for equipment	1,641,085.18	4,939,867.15	3,919,071.73	542,082.00	2,119,798.60
Jingxiutang Anbike equipment installed	50,000.00	—	—	—	50,000.00
Jingxiutang suppository production line	7,631,363.06	3,304,976.35	6,572,312.93	411,360.00	3,952,666.48
Jingxiutang Zhuifengtouguwan production line	7,985,355.32	1,227,537.46	1,740,604.14	640,031.00	6,832,257.64
Jingxiutang GMP upgrade project	1,080,040.06	804,917.60	—	157,093.50	1,727,864.16
Jingxiutang Wanhuayou GMP	1,152,200.00	2,274,073.43	470,720.00	—	2,955,553.43
Jingxiutang sewage treatment pool	—	558,281.00	—	—	558,281.00
Pangaoshou vehicles	532,200.00	—	532,200.00	—	—
Pangaoshou office equipment	45,800.00	—	45,800.00	—	—
Pangaoshou GMP reconstruction project	7,427,043.52	59,638,317.45	1,462,052.88	—	65,603,308.09
Pangaoshou office in Fuqian Building	80,000.00	—	80,000.00	—	—
Yangcheng inter-factory maintenance	170,000.00	817,119.48	140,000.00	453,119.48	394,000.00
Yangcheng manufacturing GMP workshop	5,774,285.37	15,847,916.84	21,622,202.21	—	—
Alteration of Yangcheng sewage treatment	11,007.64	586,094.75	—	—	597,102.39
Alteration of Yangcheng boiler project	10,000.00	91,851.96	—	—	101,851.96
Alteration of Yangcheng distilling workshop technology	649,019.72	1,200,403.00	1,849,422.72	—	—
Yangcheng pill workshop	—	730,000.00	630,000.00	—	100,000.00

Project	31 December 2002	Addition	Transferred to fixed asset	Other reduction	31 December 2003
Yangcheng technology renovation for Jianpilichangpian & Anchuangpian	—	7,222,700.57	6,843,265.57	—	379,435.00
Logistics in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	8,542,407.42	34,267,152.19	—	—	42,809,559.61
Jianmin Yirentiandi	—	210,940.00	—	—	210,940.00
Computer installation of Guangzhou Pharmaceuticals Corporation	336,078.00	—	336,078.00	—	—
Office building renovation of Guangzhou Pharmaceuticals Corporation	800,000.00	4,896,000.00	5,696,000.00	—	—
Caizhiling store in Jiahong Garden	2,179,473.00	—	—	—	2,179,473.00
Caizhilin store in Wanfeng Garden	—	84,500.00	—	—	84,500.00
Chinese medicine GMP reconstruction project	—	2,955,874.12	—	—	2,955,874.12
Medicine imp. & exp. ERP project	97,909.45	—	—	—	97,909.45
Business ERP project	4,330,352.17	—	4,330,352.17	—	—
Baidi thunder-proof project	—	26,249.13	—	—	26,249.13
Baidi GMP renovation project	—	62,862.00	—	—	62,862.00
Baidi equipment installation	—	1,283,400.00	—	—	1,283,400.00
Baidi equipment installation	2,678,291.02	61,681.00	2,678,291.02	—	61,681.00
Huanye development zone office building	402,919.11	78,623.46	159,436.57	75,170.00	246,936.00
Huanye solid preparation workshop project	67,928.23	2,413,528.04	141,414.07	1.14	2,340,041.06
Huanye development zone testing	115,500.00	—	—	115,500.00	—
Treatment & renovation of Huanye before plantation	329,967.80	225,225.96	480,023.76	75,170.00	—
Renovation of Huanye Fangcun district	40,000.00	464,528.06	364,682.48	75,170.00	64,675.58
Huanye raw materials workshop project	—	1,146,336.72	1,071,166.72	75,170.00	—
Qixing Xinchuangju office building	—	16,872,455.01	—	—	16,872,455.01
Tianbao GMP workshop reinforcement and renovation project	1,669,072.73	670,337.14	2,339,409.87	—	—
	236,616,437.79	325,316,801.48	252,213,811.32	3,710,839.12	306,008,588.83

Balance of construction in progress as at 31 December 2003 increased by 69,392,000 than the beginning balance, representing 29.33%, mainly resulting from the additional injection for Zhong Yi relocation of Yunpu workshop of Guangzhou Zhongyi Pharmaceutical Co., Ltd., Hanfang Conghua base construction of Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd., logistics center in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation.

(3) At the year-end the Group made provision for impairment for Zhong Yi dust removing project in a full amount of 80,000 because the project has been suspended for a long time and may not be resumed in the foreseeable future.

(4) Capitalized interest expense included in the construction in progress are as follows:

Project	31 December 2002	Addition	Transferred to fixed asset	Other reduction	31 December 2003
Relocation of Guangzhou Xingqun Pharmaceutical Company	13,048,046.72	—	13,048,046.72	—	—
GMP reconstruction of Pangaoshou workshop	—	62,540.00	—	—	62,540.00
Logistics in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	80,202.80	—	—	80,202.80	—
	13,128,249.52	62,540.00	13,048,046.72	80,202.80	62,540.00

14. Intangible assets

(1) Details of intangible assets are as follows:

Items	Acquisition method	Cost	Provision	Remaining amortization period (No. of month)
Land use right of Nanzhou Road factory	Purchase	4,301,046.00	—	504.00
Land use right of Renmin Road factory	Purchase	2,686,602.00	—	504.00
Land use right of No.34 of Guanlv Road	Purchase	40,873.95	—	468.00
Malotilate emulsion technology	Purchase	1,500,000.00	—	117.00
Famciclovir soft capsule technology	Purchase	480,000.00	—	114.00
Land use right of No.19-29 of Ningxiheng Street	Purchase	1,618,067.38	—	474.00
Land use right of Conggui Road	Purchase	245,477.00	—	528.00
Land use right of No. 77 of Shanmulan	Purchase	199,200.00	—	557.00
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3	Purchase	1,465,822.00	—	199.00
Land use right of No. 194 of Beijing Road	Purchase	2,362,581.08	—	533.00
Land use right of No. 1688 of Southern Guangzhou Avenue	Purchase	27,006,173.92	—	524.00
Land use right of No. 1688 of Southern Guangzhou Avenue at the gate	Purchase	325,818.02	—	476.00
Land use right of Songgang Factory	Purchase	20,417,970.00	—	480.00

Items	Acquisition method	Cost	Provision	Remaining amortization period (No. of month)
Land use right of Nanhai Huangqi	Purchase	4,090,000.00	—	469.00
Land use right of Panyu Dongsha Development Distric	Purchase	15,947,019.00	—	504.00
Land use right of Guangzhou Baiyun District Jiangcun factory	Purchase	3,463,092.00	—	522.00
Land use right of Shi Er Pu New Street	Purchase	3,509,041.00	—	403.00
Land use right of He Ping West Road No. 136-138	Purchase	1,535,744.00	—	403.00
Land use right of Huang Jin Wei	Purchase	1,051,697.00	—	403.00
Land use right of No.103 of Da Tong Road	Land appraisal appreciation	17,928,863.00	—	358.00
Land use right of No.328 in Beijing Road	Purchase	1,306,988.00	—	102.00
Land use right of A area of Xin Zhou Warehouse	Purchase	1,096,704.00	—	502.00
Land use right of B area of Xin Zhou Warehouse	Purchase	2,676,141.00	480,700.24	503.00
Land use right of Sai Ba Kou Warehouse	Purchase	402,518.00	—	502.00
Land use right of Chang An Warehouse	Purchase	114,675.00	—	444.00
Land use right of Jiu Fo Warehouse	Purchase	65,136.00	—	387.00
Land use right of No.85 of Shang Jiu Road	Purchase	3,195,793.33	—	432.00
Land use right of No.26 of Hong Chang Street	Purchase	309,046.00	—	502.00
Land use right of No.20 of Bao Hua Bei Road	Purchase	163,591.00	—	387.00
Land use right of No.44 of Bing Jiang Xi Road	Purchase	577,360.00	—	444.00
Land use right of No.54 of Xi Hua Road	Purchase	21,541.00	—	534.00
Land use right of No.69 of Hong De Road	Purchase	58,567.64	—	528.00
Land use right of No.265 of Da Xin Road	Purchase	330,153.00	—	516.00
Land use right of No.1 of Sha Yuan 3rd Street	Purchase	37,120.00	—	660.00

Items	Acquisition method	Cost	Provision	Remaining amortization period (No. of month)
Land use right of No.22 of Guang Zhi Road	Purchase	109,032.00	—	660.00
Land use right of No.29 of Tong Fu Zhong Lu Long Dao Tong Jin	Purchase	27,045.00	—	660.00
Land use right of No.12 of Fangcun Sai Ba Road	Purchase	1,764,522.90	—	521.00
Langcheng financial software	Purchase	1,649,746.91	485,451.22	51.00
New medicine technology transfer fee	Purchase	1,000,000.00	—	114.00
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	Investment accepted	1,755,288.00	—	540.00
Land use right of No. 5 of Panyu Dongsheng Factory	Purchase	3,078,097.91	—	480.00
Medicine recipe and techniques	Investment accepted	338,640.00	—	—
Proprietary technology of Luoxuanzao	Investment accepted	500,000.00	—	—
		130,752,800.40	966,151.46	

Provision for impairment of intangible assets is accrued at the difference of the carrying amount and the lower recoverable amount.

(2) Movement of intangible assets during 2003 is as below:

Project	31 December 2002	Addition	Current amortization	Accumulated amortization	31 December 2003
Land use right of Nanzhou Road factory	3,875,255.85	—	88,377.56	514,167.71	3,786,878.29
Land use right of Renmin Road factory	2,365,584.82	—	54,828.63	375,845.81	2,310,756.19
Land use right of No.34 of Guanlv Road	35,531.27	—	890.26	6,232.94	34,641.01
Malotilate emulsion technology	—	1,500,000.00	37,500.00	37,500.00	1,462,500.00
Famciclovir soft capsule technology	—	480,000.00	24,000.00	24,000.00	456,000.00
Land use right of No.19-29 of Ningxiheng Street	1,390,974.72	17,520.38	34,420.37	243,992.65	1,374,074.73
Land use right of Conggui Road	220,929.32	—	10,186.03	34,733.71	210,743.29
Land use right of No. 77 of Shanmulan	188,908.00	—	17,902.02	28,194.02	171,005.98
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3	1,196,782.00	73,678.00	68,664.00	264,026.00	1,201,796.00
Land use right of No. 194 of Beijing Road	2,151,148.77	—	47,251.62	258,683.93	2,103,897.15
Land use right of No. 1688 of Southern Guangzhou Avenue	24,125,515.36	—	540,123.48	3,420,782.04	23,585,391.88
Land use right of No. 1688 of Southern Guangzhou Avenue at the gate	251,801.95	16,643.02	6,183.50	63,556.55	262,261.47

Project	31 December 2002	Addition	Current amortization	Accumulated amortization	31 December 2003
Land use rightof Songgang Factory	1,820,381.37	—	44,989.64	18,642,578.27	1,775,391.73
Land use right of Nanhai Huangqi	3,703,220.86	—	473,589.92	860,369.06	3,229,630.94
Land use right of Panyu Dongsha Development Distric	14,051,869.00	—	318,941.00	2,214,091.00	13,732,928.00
Land use right of Guangzhou Baiyun District Jiangcun factory	3,153,970.17	—	70,875.72	379,997.55	3,083,094.45
Land use right of Shi Er Pu New Street	3,279,846.75	—	94,839.00	324,033.25	3,185,007.75
Land use right of He Ping West Road No. 136-138	1,435,436.48	—	41,506.56	41,814.08	1,393,929.92
Land use right of Huang Jin Wei	983,004.99	—	28,424.28	97,116.29	954,580.71
Land use right of No.103 of Da Tong Road	15,287,410.16	—	495,272.40	3,136,725.24	14,792,137.76
Land use right of No.328 in Beijing Road	1,135,445.93	—	35,397.57	206,939.64	1,100,048.36
Land use right of A area of Xin Zhou Warehouse	938,794.64	—	21,934.08	179,843.44	916,860.56
Land use right of B area of Xin Zhou Warehouse	2,307,494.74	—	42,483.60	411,129.86	2,265,011.14
Land use right of Sai Ba Kou Warehouse	344,561.48	—	8,050.32	66,006.84	336,511.16
Land use right of Chang An Warehouse	96,889.37	—	2,548.32	20,333.95	94,341.05
Land use right of Jiu Fo Warehouse	54,128.97	—	1,628.40	12,635.43	52,500.57
Land use right of No.85 of Shang Jiu Road	2,373,105.58	361,514.33	158,076.92	619,250.34	2,576,542.99
Land use right of No.26 of Hong Chang Street	264,547.69	—	6,180.96	50,679.27	258,366.73
Land use right of No.20 of Bao Hua Bei Road	135,946.78	—	4,089.72	31,733.94	131,857.06
Land use right of No.44 of Bing Jiang Xi Road	487,818.92	—	12,830.28	102,377.36	474,988.64
Land use right of No.54 of Xi Hua Road	19,602.40	—	430.80	2,369.40	19,171.60
Land use right of No.69 of Hong De Road	57,321.52	—	1,246.11	2,492.23	56,075.41
Land use right of No.265 of Da Xin Road	290,534.64	—	6,603.06	46,221.42	283,931.58
Land use right of No.1 of Sha Yuan 3rd Street	32,866.88	—	927.96	5,181.08	31,938.92
Land use right of No.22 of Guang Zhi Road	96,538.85	—	2,725.80	15,218.95	93,813.05
Land use right of No.29 of Tong Fu Zhong Lu Long Dao Tong Jin	23,945.77	—	676.20	3,775.43	23,269.57
Land use right of No.12 of Fangcun Sai Ba Road	1,568,821.87	—	35,290.44	230,991.47	1,533,531.43
Langcheng financial software	871,253.94	—	342,478.64	1,120,971.61	528,775.30
New medicine technology transfer fee	—	1,000,000.00	50,004.00	50,004.00	949,996.00
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	1,614,863.96	—	35,104.76	175,528.80	1,579,759.20
Land use right of No. 5 of Panyu Dongsheng Factory	2,146,382.01	181,818.29	60,781.20	810,678.81	2,267,419.10
Medicine recipe and techniques	156,360.00	—	156,360.00	338,640.00	—
Proprietary technology of Luoxuanzao	199,920.00	—	199,920.00	500,000.00	—
	94,734,717.78	3,631,174.02	3,684,535.13	36,071,443.37	94,681,356.67

15. Long-term prepaid expense

(1) Details of long-term prepaid expense are as follows:

Item	Amortization period	Cost	Remaining amortization period
Renovation	5 years	35,542,916.42	1 to 5 years
Expenditure on leasehold improvement	5 years	1,982,790.62	Fully amortized
Installation of telephone	5 years	2,756,400.00	6 months
Maintenance expenditure on fixed assets	5 years	7,162,070.45	6 months
Revaluation surplus of H shares	5 years	8,199,065.99	Fully amortized
Computer system	5 years	5,798,076.31	12 months
GMP project improvement	5 years	4,426,817.44	12 months
ERP system	5 years	5,257,364.82	12 months
Medical fund for retired staff	5 years	2,414,500.00	2 to 4 years
Transitional medical fund for retired staff	10 years	3,049,676.46	12 months
Labor insurance premium	5 years	417,623.11	1 to 3 years
Others	2-5 years	5,840,569.96	1 to 5 years
		82,847,871.58	

(2) Movement of long-term prepaid expense during 2003 are as below:

Item	31 December 2002	Current Addition	Current Amortization	Accumulated Amortization	31 December 2003
Renovation	17,108,045.83	4,294,936.79	2,230,402.17	16,370,335.97	19,172,580.45
Expenditure on leasehold improvement	231,192.50	—	231,192.50	1,982,790.62	—
Installation of telephone	152,859.00	—	46,899.74	2,650,440.74	105,959.26
Maintenance expenditure on fixed assets	5,104,460.57	322,790.06	3,417,309.89	5,152,129.71	2,009,940.74
Revaluation surplus of H shares	195,927.46	—	195,927.46	8,199,065.99	—
Computer system	1,506,826.80	122,128.00	1,076,702.24	5,245,823.75	552,252.56
GMP project improvement	351,528.60	—	222,018.00	4,297,306.84	129,510.60
ERP system	1,926,353.84	479,270.00	1,291,378.90	4,143,119.88	1,114,244.94
Medical fund for retired staff	1,410,759.11	—	527,992.18	1,531,733.07	882,766.93
Transitional medical fund for retired staff	2,897,121.96	—	206,109.02	358,663.52	2,691,012.94
Labor insurance premium	250,573.93	—	83,524.56	250,573.74	67,049.37
Others	1,953,742.85	611,027.24	977,027.22	4,252,827.09	1,587,742.87
	33,089,392.45	5,830,152.09	10,506,483.88	54,434,810.92	28,413,060.66

16. Short-term loans

	31 December 2003	31 December 2002
Loan by credit	**50,000,000.00**	—
Loan by mortgage and pledge	**148,300,000.00**	123,590,000.00
Loan by guaranty	**465,930,000.00**	431,750,000.00
	664,230,000.00	555,340,000.00

17. Notes payable

	31 December 2003	31 December 2002
Bank acceptance bill	**212,533,538.69**	75,396,044.40
Commercial acceptance bill	—	2,782,540.00
	212,533,538.69	78,178,584.40

Balance of notes payable as at 31 December 2003 increased by 134,355 thousand, representing 172%, than the beginning balance, mainly because the purchase rose to meet the dramatic increase of sales in the commercial enterprises of the Group, and on this condition bank acceptance bills are used more often for settlement for the purpose of management of fund.

18. Accounts payable

Of the balance as at 31 December 2003, no current account is due to shareholders with 5% or more shareholding.

19. Advances from customers

Within the balance aforementioned, no advance is paid to shareholders with 5% or more shareholding.

20. Dividend payable

Name of shareholder	31 December 2003	Note
Minor shareholders	**41.03**	Dividend of 2002 unpaid
Overseas public shareholder	**11,137.00**	Balance of the dividends for previous years
	11,178.03	

21. Taxes payable

	31 December 2003	31 December 2002
Business tax	**912,882.34**	740,573.03
Value added tax	**(27,869,188.13)**	1,333,586.80
City construction tax	**948,807.24**	1,003,648.19
Enterprise income tax	**44,824,745.71**	42,033,131.60
Property tax	**273,815.82**	284,122.75
Withholding tax	**2,318,100.42**	3,218,901.49
Others	**196,227.07**	159,665.03
	21,605,390.47	48,773,628.89

Taxes payable decreased by RMB27,168 thousand, representing a decrease of 56%, mainly because input VAT is larger than output VAT, owing to the great increase in purchase by the commercial enterprises of the Group.

22. Other liabilities

	Note	**31 December 2003**	31 December 2002
Education surcharge	(1)	**410,733.97**	434,453.48
Flood prevention levy	(2)	**2,216,500.01**	3,383,546.08
Others		**24,361.13**	136,085.47
		2,651,595.11	4,171,680.15

(1) Paid at 3% of the payable amount of VAT, business tax and consumption tax.

(2) Flood prevention levy is paid at 0.05% to 0.13% of taxable revenue (VAT, Business tax, consumption tax and resources tax).

Other liabilities decreased by RMB1,302 thousand, representing a decrease of 34%, mainly resulting from the decrease of flood prevention levy rate from 0.13% to 0.05% for the commercial enterprises of the Group in the current year.

23. Other payables

(1) Break down of other payables as at 31 December 2003

	31 December 2003	31 December 2002
Deposits	**8,975,189.47**	8,780,521.04
Technology improvement	**1,236,707.46**	5,768,611.34
Rental	**518,746.38**	390,321.04
Labor union fund	**1,216,230.20**	1,052,161.41
Staff education fund	**10,443,909.59**	9,813,531.62
Current accounts to external companies	**35,358,597.55**	51,578,116.68
Tax addition and government levies	**248,990.64**	1,556.10
Advance from staff	**2,894,381.70**	640,345.21
Labor insurance	**413,811.12**	609,183.24
Monetary subsidies of staff housing	**14,089,890.99**	2,051,227.59
Payables to Guangzhou Pharmaceutical Holdings Limited	**13,813,546.79**	10,806,457.07
Staff bonus and welfare fund	**1,964,745.69**	6,473,607.43
Centralization fund	**11,937,942.10**	14,212,615.04
Operator incentive fund	**3,800,000.00**	5,522,549.41
Payables to Communication Bank Guangzhou Branch (Collected on behalf)	**79,954,738.54**	—
Estimated payment for fixed assets	**9,883,917.00**	—
Others	**2,867,751.06**	6,368,891.68
	199,619,096.28	124,069,695.90

(2) Among the other payable accounts, the amount payable to the shareholder who holds 5% or above of the total share was payable to the Holding RMB13,813,546.79.

(3) Other payables as at 31 December 2003 increased by 75,549 thousand, representing an increase of 61%. The increment is from payables to Communication Bank Guangzhou Branch, mainly because Guangzhou Pharmaceuticals Corporation, a subsidiary, has sold part of its accounts receivable to the bank for quick cash turnaround by signing an agreement, and thereafter assisted the bank with fund collection as stated in the agreement. The closing balance represented the amount collected on behalf but not returned to the bank.

24. Accrued expenses

	31 December 2003	31 December 2002
Interest on loan	**675,992.25**	683,341.90
Rental	**408,735.53**	539,648.30
Audit fee	**2,000,000.00**	3,250,000.00
Flood prevention project	**139,981.86**	—
Advertising expense	**911,582.91**	—
Others	**320,000.00**	152,116.62
	4,456,292.55	4,625,106.82

25. Portion of long-term liabilities due within one year

Long-term liabilities due within 1 year at end of 2003 amounted to RMB30,000,000.00, which was guaranteed by the Company.

26. Long-term loans

Lender	Period	Interest rate per annum	31 December 2003	Security
ICBC Guangzhou No. 1 Branch	2003.07~222005.07.21	4.94%	**20,000,000.00**	Guaranty
ICBC Guangzhou No. 13 Sub-branch	2003.1.6~2006.1.2	5.49%	**59,500,000.00**	Mortgage
China Construction Bank Liwan Branch	2002.12.2~2005.12.2	5.49%	**27,680,000.00**	Guaranty
			107,180,000.00	

Long-term loan at end of 2003 increased by 17,500 thousand, representing an increase of 20%. The main reasons are: (1) Guangzhou Pangaoshou Pharmaceutical Co. Ltd., a subsidiary, borrowed 27,500 thousand from bank for its GMP renovation project; (2) Guangzhou Zhongyi Pharmaceutical Co., Ltd. borrowed 20,000 thousand from bank for relocation of Yunpu workshop.

27. Payables due after one years

Creditor	Content	31 December 2003	31 December 2002
Guangzhou Finance Bureau	State dividends	**2,732,919.49**	2,732,919.49
Others		**883,863.68**	886,978.12
		3,616,783.17	3,619,897.61

28. Government grants payable

	31 December 2003	31 December 2002
Government appropriation as science and technology fund	**28,402,491.94**	20,719,649.94
Interest subsidies of government	**16,926,405.54**	1,468,638.24
Special fund for technology export	**925,000.00**	25,000.00
GMP relocation project-draining project	**640,000.00**	680,000.00
	46,893,897.48	22,893,288.18

Balance at end of 2003 increased by RMB24,001 thousand than 2002, representing an increase of 105%, mainly resulting from the special appropriation of 22,292 thousand from Guangzhou Finance Bureau in the current year.

29. Share Capital

Item	31 December 2002	Addition	Decrease	31 December 2003
Shares owned by the State	513,000,000.00	—	—	**513,000,000.00**
Domestic public shares	78,000,000.00	—	—	**78,000,000.00**
Overseas public shares	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

The share capital of the Company has been verified by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. with a capital verification report with ref. [2001] YYZ No. 4526.

30. Capital Surplus

	31 December 2002	Addition	Decrease	31 December 2003
Share premium	912,565,150.29	3,564,622.18	—	**916,129,772.47**
Provision for donation in the form of non-cash	1,773,107.29	—	—	**1,773,107.29**
Donation in the form of cash	219,652.84	—	—	**219,652.84**
Transfer from appropriation	14,206,086.32	253,730.00	—	**14,459,816.32**
Other capital surplus	185,196,334.81	1,419,625.59	—	**186,615,960.40**
Exchange gain on foreign currency capital	373,893.09	—	—	**373,893.09**
	1,114,334,224.64	5,237,977.77	—	**1,119,572,202.41**

Capital surplus increased by RMB5,237 thousand, mainly due to:

(1) The increment of provision for equity investment comes from the Group's proportion of share premium from new shareholder in the capital increment of Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd. in April 2003.

(2) The increase of transfer from appropriation represents the special fund for technology export appropriated by Guangzhou Finance Bureau to Guangzhou Chenliji Pharmaceutical Factory and Guangzhou Huanye Pharmaceutical Co., Ltd., which was transferred to the account of capital surplus;

(3) Other capital surplus is mainly accounts payable that should not be paid.

31. Reserve fund

	31 December 2002	Addition	Decrease	31 December 2003
Statutory reserve fund	160,635,151.61	33,016,287.34	306,675.31	**193,344,763.64**
Statutory public welfare fund	109,728,912.38	24,892,774.22	163,126.19	**134,458,560.41**
Discretionary reserve fund	61,092,288.10	22,761,364.18	184,786.33	**83,668,865.95**
Transfer from tax exemption	4,973,493.07	—	—	**4,973,493.07**
	336,429,845.16	80,670,425.74	654,587.83	**416,445,683.07**

(1) The addition mainly represented the reserve fund based on the current net profit. According to the resolution of Session 20 of the second meeting of the board of directors, the Company accrued statutory reserve fund and statutory public welfare fund at the rate of 10% and 5% of the profit after tax respectively; the industrial enterprises subordinate to the Company accrued statutory reserve fund, statutory public welfare fund and discretionary reserve fund and at the same rate of 10% of the profit after tax; the commercial enterprises subordinate to the Company accrued statutory reserve fund and statutory public welfare fund at the rate of 10% of the profit after tax and discretionary reserve fund at the rate of 20% of the profit after tax.

(2) The reduction represented the beginning reserve fund with an amount of 675,985.05 of the subsidiaries that are eliminated from the altered consolidation scope after the Company changed its consolidation scope in the current year.

32. Undistributed profit

Please refer to Consolidated Profit Appropriation Statement for the details of undistributed profit.

(1) In accordance with the "Accounting System for Business Enterprises-Events Occurring after the Balance Sheet Date" promulgated by the Ministry of Finance on April 14, 2003, the Group made retroactive adjustment on the cash dividends in the profit distribution plan made by the board of directors between the balance sheet date and the date on which the financial reports are authorized for issue (See Article 6 of Notes to the Consolidated Accounting Statements).

(2) Guangzhou Pharmaceutical Import & Export Corporation, a subsidiary, used to hold 100% of the share of Guangzhou Yongxin Medicine Trading Company and assigned 90% of it to external party in August 2003. The Group has taken the subsidiary's related income, cost and profit from the beginning of the reporting period to the assigning date into the current consolidated income statement, while the related assets, liabilities and equities are not considered in the consolidated balance sheet at the period-end. That is, the balance of the reserve fund of the Group did not include the beginning balance of Guangzhou Yongxin Medicine Trading Company with a sum of 675,985.05 and correspondingly the beginning balance of undistributed profit was raised by the same amount.

(3) The profit distribution policy of the Company is stated in Note 5.

(4) In accordance with the dividends allocation plan for the year 2002, the Company allocated RMB0.06 per share, therefore the total dividends allocated summed up to 48,654,000.00 at the total share of 810,900,000.

33. Revenue from main operations

		2003	2002
(1)	Manufacturing	**1,889,214,683.01**	1,743,449,746.47
(2)	Trading		
	Wholesale	**4,544,133,795.01**	3,794,685,908.00
	Retail	**354,437,902.37**	307,500,860.52
	Import & export sales	**184,176,865.82**	98,186,815.52
		5,082,748,563.20	4,200,373,584.04
		6,971,963,246.21	5,943,823,330.51

Sales from the top five customers totals to RMB388,692,569.74, representing 5.58% of the total net sales.

34. Cost of main operations

		2003	2002
(1)	Manufacturing and selling	**880,274,084.73**	789,366,023.51
(2)	Trading		
	Wholesale	**4,250,863,145.85**	3,524,050,881.74
	Retail	**270,293,631.73**	227,241,620.52
	Import & export sales	**173,950,632.26**	89,784,466.45
		4,695,107,409.84	3,841,076,968.71
		5,575,381,494.57	4,630,442,992.22

35. Sales tax and levies

	2003	2002
Business tax	**820,395.64**	650,094.22
City construction tax	**16,185,358.55**	16,372,409.64
Education surcharge	**6,852,172.95**	6,751,985.69
Others	**9,994.13**	196,570.57
	23,867,921.27	23,971,060.12

36. Profit from other operations

	2003	2002
(1) Income from other operations		
Rental	**33,362,108.14**	35,521,912.81
Sales of raw materials	**4,198,632.65**	1,645,826.79
Warehouse rental and conference fee	**3,706,150.13**	230,954.96
Import and export agency charge	**318,018.27**	695,978.20
Income of member store	**633,927.34**	341,000.00
Products promotion income	**2,386,347.53**	2,699,778.97
Consultancy income	**6,593,540.01**	3,199,388.44
Others	**1,297,774.61**	1,339,829.29
	52,496,498.68	45,674,669.46
(2) Cost of other operations		
Rental	**4,338,101.44**	5,029,383.20
Sales of raw materials	**3,147,317.56**	5,478,554.09
Tax payable and sur-tax	**1,106,800.99**	852,020.38
Others	**572,700.94**	2,515,687.41
	9,164,920.93	13,875,645.08
	43,331,577.75	31,799,024.38

Profit from other operations increased by RMB11,533 thousand compared with that of 2003 representing an increase of 36% which due to:

(1) The group performed market research on new products for medicine manufacturers in the current year, and the consulting income was increased by 3,394 thousand.

(2) The group rented part of warehouses in the current year, and renting income was increased by 3,577 thousand accordingly.

37. Financial expenses

	2003	2002
Net interest expense	**20,236,580.46**	14,091,898.54
Exchange loss	**266,959.39**	186,310.31
Financial institution charges	**1,623,259.20**	1,041,175.39
Others	**73,364.94**	9,781.29
	22,200,163.99	15,329,165.53

The financial expense increased by RMB6,871 thousand, representing an increase of 45% compared to that of last year. The reason is that the loans increased in 2003.

38. Investment income

		2003	2002
Stock investment		**294,447.72**	78,094.09
Debt investment	Debenture	**698,950.74**	—
	Consigned loan	—	—
	Other debt investment	—	3,150,000.00
Profit form associate enterprises or joint-ventures		**4,872,521.97**	5,394,255.36
Net increase or decrease of stock investment under equity method		**(5,410,972.27)**	(2,475,585.78)
Provision for impairment of investment		**1,290,053.23**	(23,045,616.22)
Disposal income of stock investment		**969,762.78**	—
		2,714,764.17	(16,898,852.55)

(1) There is an increase of the current investment income of RMB19,614 thousand than that of last year, mainly because the Group accrued provision for impairment of 22,096 thousand for the investment on Guangdong Xinghua Health Drink Co., Ltd. last year. The Group sold the equity interest and recorded the difference, RMB934 thousand, between the transfer proceeds and the book amount of the investment as current investment income.

(2) The Group recorded the attributable share of Golden Eagle Asset Management Co.'s net loss as investment loss with an amount of RMB4,671 thousand.

(3) The proceeds from equity interests transfer of Guangzhou Yongxin Medicine Trading Co., Ltd. amounted to RMB800 thousand in the current year.

39. Non-operating income

Items	2003	2002
Net profit from disposal of fixed assets	**384,949.31**	617,288.05
Sales of obsolete material	**88,308.85**	7,758.14
Fine	**58,014.50**	56,099.15
MTR removal compensation	**603,472.42**	1,563,295.02
Compensation for dismantling	**519,520.00**	—
Transfer gain	**466,555.00**	—
Others	**495,823.91**	614,223.24
	2,616,643.99	2,858,663.60

40. Non-operating expenses

	2003	2002
Net loss on disposal of fixed assets	**5,303,043.39**	11,322,791.63
Provision for impairment of fixed assets	**1,263,270.00**	11,802,296.39
Donation	**3,814,592.99**	1,553,131.13
Fine	**153,383.69**	404,519.41
Exceptional loss	—	4,227.75
Urban dyke protecting expenses	**5,130,331.66**	2,846,536.82
Family control bonus	**923,350.13**	147,071.00
Others	**306,275.58**	1,300,233.01
	16,894,247.44	29,380,807.14

The non-operating expenses for 2003 decreased by RMB12,487,000, representing a drop of 42% as compared with 2002, because the Group made provision of RMB1,263,000 for assets impairment in 2003, in comparison with the amount of RMB11,802,000 made in 2002, representing a reduction of RMB10,539,000 as compared with 2002.

41. Extraordinary gain or loss

	2003
Gain or loss from disposal of long-term equity investment	**(3,014,823.54)**
Government subsidies	**276,208.28**
Gain or loss from short-term investment	**738,155.98**
Gain or loss from consigned investment	—
Non-operating income	**2,231,694.68**
Non-operating expense less the accrued provision for assets impairment	**(10,327,934.05)**
Reversal of provision for impairment accrued in previous year	**3,489,907.18**
	(6,606,791.47)

42. Other cash received relating to operating activities

Main Item	2003 (RMB'000)
Non-operating income	2,272
Interest income	12,175
Financial subsidies	23,078
Discount income	30,321
Meeting fee collected on behalf	8,365

43. Cash paid relating to other operating activities

Main item	2003 (RMB'000)
Selling expenses paid in cash	333,634
General and administrative expenses paid in cash	278,634
Non-operating expense	10,321
Financial expense-bank charge	1,697
Meeting expense paid on behalf	8,310

8. Notes to the Accounts of the Company (amounts are in RMB unless otherwise stated)

1. Other receivables

(1) Aging analysis of other receivable as at 31 December 2003

	31 December 2003			
Age	Balance	Proportion to the total	Bad debts provision	Accrual proportion
Within 1 year	129,998,940.69	40.65%	—	—
1~2 years	24,461,984.40	7.65%	—	—
2~3 years	82,625,413.97	25.84%	—	—
3~4 years	22,298,715.76	6.97%	—	—
4~5 years	59,900,000.00	18.73%	—	—
Over 5 years	502,843.54	0.16%	502,043.54	99.84%
	319,787,898.36	100%	502,043.54	0.16%

	31 December 2002			
Age	Balance	Proportion to the total	Bad debts provision	Accrual proportion
Within 1 year	25,411,541.19	8.88%	—	—
1~2 years	119,059,174.05	41.60%	—	—
2~3 years	63,853,054.95	22.31%	—	—
3~4 years	76,443,870.77	26.71%	—	—
4~5 years	1,425,486.08	0.50%	401,634.83	28.18%
Over 5 years	800.00	—	—	—
	286,193,927.04	100.00%	401,634.83	0.14%

Within the aforesaid balance, receivables due from shareholders holding 5% or above of the total shares include those receivable from the Holding with an amount of 5,889,426.36.

2. Long-term equity investments

Name of investee	Cost	Holding percentage	Accumulated increase (decrease) of the equity	31 December 2003
Guangzhou Xingqun Pharmaceutical Co., Ltd.	125,322,318.71	88.99%	55,184,875.40	**180,507,194.11**
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	156,209,321.79	90.36%	144,405,305.21	**300,614,627.00**
Guangzhou Chenliji Pharmaceutical Factory	98,465,344.60	100.00%	91,079,904.31	**189,545,248.91**
Guangzhou Qixing Pharmaceutical Factory	126,775,482.62	100.00%	36,412,786.15	**163,188,268.77**
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	101,489,814.94	88.40%	(12,677,043.73)	**88,812,771.21**
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	144,298,132.51	87.77%	11,483,228.36	**155,781,360.87**
Guangzhou Yangcheng Pharmaceutical Co., Ltd.	102,035,124.44	92.48%	28,707,063.83	**130,742,188.27**
Guangzhou Pharmaceuticals Corporation	230,189,155.53	90.09%	122,169,082.66	**352,358,238.19**
Guangzhou Chinese Medicine Corporation	69,051,978.34	100.00%	23,179,160.64	**92,231,138.98**
Guangzhou Pharmaceutical Import & Export Corporation	17,957,328.73	100.00%	1,863,849.74	**19,821,178.47**
Guangzhou Huanye Pharmaceutical Co., Ltd.	15,331,246.76	59.70%	(19,169.22)	**15,312,077.54**
Guangzhou Bio-Technology Co., Ltd.	66,500,000.00	94.86%	(6,861,577.59)	**59,638,422.41**
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	45,000,000.00	54.04%	(6,520,567.15)	**38,479,432.85**
Nanhai Nanfang Packing Company Limited	30,000,000.00	21.42%	—	**30,000,000.00**
Jihua Medical Apparatus Company Limited	3,000,000.00	24.00%	(1,027,947.21)	**1,972,052.79**
Guoyao Group Industrial Co., Ltd.	8,000,000.00	10.00%	—	**8,000,000.00**
Golden Eagle Asset Management Co.	20,000,000.00	20.00%	(4,671,376.60)	**15,328,623.40**
Guangzhou Jinshen Pharmaceutical Co., Ltd.	675,000.00	45.00%	—	**675,000.00**
Everbright Bank	10,725,000.00	0.30%	—	**10,725,000.00**
	1,371,025,248.97		482,707,574.80	**1,853,732,823.77**

3. Income from investment

		2003	2002
Stock investment		**281,205.24**	(2,002,393.21)
Debt investment	Debenture	**698,950.74**	—
	Entrusted loan	—	—
	Other debt investment	—	—
Profit from associate enterprises or joint-ventures		**4,324,345.00**	3,992,165.00
Net increase or decrease of stock investment under equity method		**160,534,295.00**	176,646,830.31
Provision for impairment of investment		**689,236.76**	—
		166,528,032.74	178,636,602.10

9. Related Party Relationships & Transactions

(1) Related parties with control relationship

Name	Registered address	Principal business	Relationship with the Company	Economic nature and type	Legal representative
Guangzhou Pharmaceutical Holdings Company Limited	45 Shamian North Guangzhou	Production and sales	Holding	Company with limited liabilities	Cai Zhixiang
Guangzhou Xingqun Pharmaceutical Co., Ltd.	252 Renmin Central Road Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Li Xinghua
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	77 Shanmulan Road Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Mai Qijie
Guangzhou Chenliji Pharmaceutical Factory	1688 Guangzhou Dadao Guangzhou	Production and sales	Subsidiary	Controlled by the State	Li Guoju
Guangzhou Qixing Pharmaceutical Factory	33 Cigang North Street, Xingang Central Road, Guangzhou	Production and sales	Subsidiary	Controlled by the State	Wen Xianwen
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	179 Renmin South Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Huang Haitao
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	618~620 Jiefang North Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Liu Runfa
Guangzhou Yangcheng Pharmaceutical Co., Ltd.	Bridge side, Jiang Village, Baiyun District, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Shi Shaobin
Guangzhou Pharmaceuticals Corporation	97 Datong Road, Guangzhou	Wholesale and retail	Subsidiary	Company with limited liability	Feng Zansheng
Guangzhou Chinese Medicine Corporation	140 Guangfu South Road, Guangzhou	Wholesale and retail	Subsidiary	Controlled by the State	Su Degui

Name	Registered address	Principal business	Relationship with the Company	Economic nature and type	Legal representative
Guangzhou Pharmaceutical Import & Export Corporation	59 Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	Controlled by the State	Tu Kejin
Guangzhou Huanye Pharmaceutical Co., Ltd.	195 Fangcun Dadao East, Fangcun District, Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Feng Jinglin
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	134 Jiangnan Dadao Central, Haizhu District, Guangzhou	Wholesale & retail, research & development	Subsidiary	Company with limited liabilities	Zhou Yuejin
Guangzhou Bio-Technology Co., Ltd.	Room 412, 134 Jiangnan Dadao Central, Haizhu District, Guangzhou	Wholesale & retail, research & development	Subsidiary	Company with limited liabilities	Zhang Mingsen

(2) **Registered capital (paid-in capital) of related parties with control relationship and its change**

Company name	31 December 2002	Addition	Decrease	31 December 2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Guangzhou Pharmaceutical Holdings Limited	1,007,700	—	—	**1,007,700**
Guangzhou Xingqun Pharmaceutical Co., Ltd.	77,170	—	—	**77,170**
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	166,000	—	—	**166,000**
Guangzhou Chenliji Pharmaceutical Factory	94,000	—	—	**94,000**
Guangzhou Qixing Pharmaceutical Factory	82,420	—	—	**82,420**
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	—	—	**86,230**
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	65,440	—	—	**65,440**
Guangzhou Yangcheng Pharmaceutical Co., Ltd.	106,380	—	—	**106,380**
Guangzhou Pharmaceuticals Corporation	222,000	—	—	**222,000**
Guangzhou Chinese Medicine Corporation	69,7000	—	—	**69,700**
Guangzhou Pharmaceutical Import & Export Corporation	15,000	—	—	**15,000**
Guangzhou Huanye Pharmaceutical Co., Ltd.	6,000	—	—	**6,000**
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	50,000	33,280	—	**83,280**
Guangzhou Bio-Technology Co., Ltd.	50,000	20,100	—	**70,100**

(3) **Shareholding or equity interest held by related parties with control relationship and its change**

Company name	31 December 2002		Addition		Reduction		31 December 2003	
	Amount *RMB'000*	%	Amount *RMB'000*	%	Amount *RMB'000*	%	Amount *RMB'000*	%
Guangzhou Pharmaceutical Holdings Company Limited	513,000	63.26	—	—	—	—	**513,000**	**63.26**
Guangzhou Xingqun Pharmaceutical Co., Ltd.	68,670	88.99	—	—	—	—	**68,670**	**88.99**
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	150,000	90.36	—	—	—	—	**150,000**	**90.36**
Guangzhou Chenliji Pharmaceutical Factory	94,000	100	—	—	—	—	**94,000**	**100**
Guangzhou Qixing Pharmaceutical Factory	82,420	100	—	—	—	—	**82,420**	**100**
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	76,230	88.40	—	—	—	—	**76,230**	**88.40**
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	57,440	87.77	—	—	—	—	**57,440**	**87.77**
Guangzhou Yangcheng Pharmaceutical Co., Ltd.	98,380	92.48	—	—	—	—	**98,380**	**92.48**
Guangzhou Pharmaceuticals Corporation	200,000	90.09	—	—	—	—	**200,000**	**90.09**
Guangzhou Chinese Medicine Corporation	69,700	100	—	—	—	—	**69,700**	**100**
Guangzhou Pharmaceutical Import & Export Corporation	15,000	100	—	—	—	—	**15,000**	**100**
Guangzhou Huanye Pharmaceutical Co., Ltd.	3,580	59.70	—	—	—	—	**3,580**	**59.70**
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	45,000	90.00	—	—	—	35.96	**45,000**	**54.04**
Guangzhou Bio-Technology Co., Ltd.	46,400	92.80	20,100	2.07	—	—	**66,500**	**94.87**

(4) Related party transactions

1. Nature of related parties with no control relationship

Name	Relationship with the Company
Guangzhou Qiaoguang Pharmaceutical Factory	Fellow subsidiary
Guangzhou Mingxing Pharmaceutical Factory	Fellow subsidiary
Guangzhou Tianxin Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Hejigong Pharmaceutical Factory	Fellow subsidiary
Guangzhou Guanghua Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Medicinal Glasses Factory	Fellow subsidiary
Guangzhou Pharmaceutical Machinery Factory	Fellow subsidiary
Guangzhou Sanitation Production Factory	Fellow subsidiary
Gunagzhou South-china Medical Appliance Co., Ltd.	Fellow subsidiary
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary
Guangzhou Pharmaceutical Trade Center	Fellow subsidiary
Guangzhou Pharmaceutical Holdings Limited Ying Bang Marketing Co., Ltd.	Fellow subsidiary
Guangzhou Pharmaceutical Economic Development Company	Fellow subsidiary
Baolian Development Company Limited	Fellow subsidiary
Guangzhou Zhongfu Medical Company Limited	Associated company
Guangzhou Medical Industry Research Center	Fellow subsidiary
Guangzhou Medical Industry Design Institute	Fellow subsidiary
Guangzhou Baiyunshan Enterprise Group	Fellow subsidiary
Guangzhou Baiyunshan Pharmaceutical Factory	Fellow subsidiary
Guangzhou Baiyunshan Chinese Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan External Use Medicine Factory	Fellow subsidiary

2. Purchase of goods

Company name	2003 RMB'000	2002 RMB'000
Guangzhou Qiaoguang Pharmaceutical Factory	**26,602**	15,798
Guangzhou Mingxing Pharmaceutical Factory	**24,975**	18,106
Guangzhou Tianxin Pharmaceutical Company Limited	**6,815**	6,259
Guangzhou Hejigong Pharmaceutical Factory	**3,081**	1,264
Guangzhou Guanghua Pharmaceutical Company Limited	**29,538**	26,480
Guangzhou Medicinal Glasses Factory	**413**	—
Guangzhou Sanitation Production Factory	**4,581**	6,611
Gunagzhou South-china Medical Appliance Co., Ltd.	**124**	60
Guangzhou Pharmaceutical Goods and Supply Company	**19**	—
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	**46,395**	34,074
Guangzhou Pharmaceutical Economic Development Company	**15**	—
Baolian Development Company Limited	**6,244**	1,601
Guangzhou Baiyunshan Enterprise Group	**109**	—
Guangzhou Baiyunshan Pharmaceutical Factory	**785**	181
Guangzhou Baiyunshan Chinese Medicine Factory	**3,601**	306
Guangzhou Baiyunshan External Use Medicine Factory	**—**	150
	153,297	110,890

The above purchases are all based on the price approved by government authority or using the pricing method in accordance with the regulation of government authority.

3. **Sales of goods**

Company name	2003 RMB'000	2002 RMB'000
Guangzhou Qiaoguang Pharmaceutical Factory	**37,068**	29,800
Guangzhou Mingxing Pharmaceutical Factory	**1,424**	397
Guangzhou Tianxin Pharmaceutical Company Limited	**17,776**	8,567
Guangzhou Hejigong Pharmaceutical Factory	**1,066**	—
Guangzhou Guanghua Pharmaceutical Company Limited	**2,767**	1,917
Guangzhou Sanitation Production Factory	**1,544**	2,488
Gunagzhou South-china Medical Appliance Co., Ltd.	**1**	—
Guangzhou Pharmaceutical Goods and Supply Company	**152**	288
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	**19,839**	29,767
Guangzhou Zhongfu Medical Company Limited	**1,459**	1,853
Guangzhou Medical Industry Research Center	**62**	—
Guangzhou Baiyunshan Enterprise Group	**—**	5,927
Guangzhou Baiyunshan Pharmaceutical Factory	**22,756**	5,045
Guangzhou Baiyunshan Chinese Medicine Factory	**1,352**	824
	107,266	87,504

The above sales are all based on the price approved by government authority or using the method in accordance with the regulations set by government authority.

4. **Receivables and payables**

Company name	31 December 2003 RMB'000	31 December 2002 RMB'000
Accounts receivable:		
Guangzhou Qiaoguang Pharmaceutical Factory	**5,572**	7,237
Guangzhou Mingxing Pharmaceutical Factory	**288**	2
Guangzhou Tianxin Pharmaceutical Company Limited	**3,140**	918
Guangzhou Hejigong Pharmaceutical Factory	**18**	17
Guangzhou Guanghua Pharmaceutical Company Limited	**434**	337
Guangzhou Sanitation Production Factory	**329**	1,142
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	**1,763**	3,507
Guangzhou Pharmaceutical Economic Development Company	**26**	—
Guangzhou Zhongfu Medical Company Limited	**188**	477
Guangzhou Baiyunshan Enterprise Group	**0**	6,414
Guangzhou Baiyunshan Pharmaceutical Factory	**7,766**	—
Guangzhou Baiyunshan Chinese Medicine Factory	**852**	370

Accounts payable:		
Guangzhou Qiaoguang Pharmaceutical Factory	**987**	20
Guangzhou Mingxing Pharmaceutical Factory	**487**	59
Guangzhou Tianxi Pharmaceutical Company Limited	**438**	322
Guangzhou Hejigong Pharmaceutical Factory	**106**	127
Guangzhou Guanghua Pharmaceutical Company Limited	**782**	584
Guangzhou Sanitation Production Factory	**962**	345
Gunagzhou South-china Medical Appliance Co., Ltd.	**23**	—
Guangzhou Pharmaceutical Goods and Supply Company	**22**	—
Guangzhou Pharmaceutical Group Yingbang Marketing Co., Ltd.	**844**	517
Baolian Development Company Limited	**17**	—
Guangdong Xinhua Health Drinks Company Limited	**361**	3,311
Guangzhou Medical Industry Research Center	**18**	18
Guangzhou Baiyunshan Pharmaceutical Factory	**47**	—
Guangzhou Baiyunshan Chinese Medicine Factory	**297**	24
Other receivables:		
Guangzhou Pharmaceutical Holdings Company Limited	**7,227**	8,130
Guangzhou Qiaoguang Pharmaceutical Factory	**—**	197
Guangzhou Pharmaceutical Machinery Factory	**—**	33
Gunagzhou South-china Medical Appliance Co., Ltd.	**100**	100
Guangzhou Pharmaceutical Group Yingbang Marketing Co., Ltd.	**5,000**	5,030
Baolian Development Company Limited	**8,222**	5,796
Guangzhou Zhongfu Medical Company Limited	**3**	—
Other payables:		
Guangzhou Pharmaceutical Holdings Company Limited	**13,814**	10,806
Guangzhou Zhongfu Medical Company Limited	**207**	—
Guangzhou Medical Industry Research Center	**831**	—
Guangzhou Qiaoguang Pharmaceutical Factory	**—**	36
Guangzhou Pharmaceutical Goods and Supply Company	**—**	1,024

5. Provision or receipt of services

Item	Note	2003 *RMB'000*	2002 *RMB'000*
Service fee on staff housing	[1]	**361**	463
Comprehensive service fee	[2]	**857**	522
		1,218	985

Note[1] Pursuant to the Accommodation Service Agreement entered into by the Group and the Holding on 1 September 1997 and supplemented by a notice dated 31 December 1997, the Holding has agreed providing continuously staff quarters to the employees of the Company. The Company agreed to pay a service fee equal to 6% of the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.

Note[2] Pursuant to the Composite Services Agreement entered into by the Company and the Holding on 1 September 1997, the Holding agreed to provide certain welfare facilities to the Group. The Company agreed to be responsible for the operation, management and maintenance of the facilities and pay a fee equal to the Holding's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the fee rate of the previous year. The Composite Service Agreement will expire on 31 December 2007.

6. Rental

Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Group and the Holding on 1 September 1997, the Holding has granted to the Company the right to use certain premises such as warehouses and offices (the term for offices is 3 years and will be renewed when expired) at a fixed annual rate (and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau), plus public facilities and other outgoings which are payable based on the actual consumption; other property tenancy agreements will expire on 1 September 2007.

Pursuant to the Office Tenancy Agreement entered into by the Group and the Holding on 6 February 2004 from 1 January 2003, the Company rents the back tower of the Holding's building at No. 45 Shamian Beijie at a fixed annual rent (and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau), the lease shall be expired until the rental prepayment is fully utilized.

The Group shall pay such rental charges of RMB3,242 thousand for the current period (2002: RMB2,621 thousand).

7. License fee

Pursuant to the Trademark License Agreement entered into by the Group and the Holding on 1 September 1997, the Holding has granted the Company an exclusive right to use 38 trademarks owned by the Holding for a term of 10 years commencing at the signature date. The Company agreed to pay license fees for the use of the trademarks at 0.1% of its aggregate net sales. The Trademark License Agreement will expire on 1 September 2007. The Group shall pay the above License fee of RMB7,542 thousand for the current period (2002: RMB5,879 thousand).

8. Prepaid rental

Pursuant to the Premises Agreement entered into by the Company and the Holding on 28 August 1998, the Holding agreed to grant the Company the right to use certain units of the new office building it had built. The rental payable by the Company will be determined by reference to a 38% discount on the market rental rate at the time the formal tenancy agreement is signed. As the Holding requires funds for constructing the new office building, the Company made an advance payment of RMB6,000 thousand to the Holding during the year. The advance payment shall be used by the Holding exclusively for the construction of the new office building and shall offset the rental for the premises payable to the Holding by the Company. The lease shall be expired until the advance payment is fully utilized. The Company has prepaid such rental charges of RMB5,448 thousand as at December 31, 2003.

X. Contingent events

1) The Group

At 31 December 2003, the Group does not provide any guarantee to external parties.

2) The Company

As at 31 December 2003, the Company has provided guarantee for the following subsidiaries:

Company guaranteed	Guaranty content	Amount *RMB'000*	Term
Guangzhou Pharmaceuticals Corporation	Woring capital	360,000	1 year
Guangzhou Pharmaceuticals Corporation	Discounts of bank acceptance	71,500	1 year
Guangzhou Chinese Medicine Corporation	Working capital	35,000	1 year
Guangzhou Chinese Medicine Corporation	Discounts of bank acceptance	29,520	1 year
Guangzhou Pharmaceutical Import & Export Corporation	Working capital	22,000	1 year
Guangzhou Pharmaceutical Import & Export Corporation	Guarantee for credit facility	3,110	1 year
Total		521,130	

11. Commitments

Up to 31 December 2003, material commitments of the Group are as follows:

	2003	2002
	RMB'000	*RMB'000*
Contracted but not provided for construction in progress and machinery and equipment	**231,101**	159,643
Lease commitment for non-cancellable contracts	**69,355**	49,675
Contracted but not provided for-unit trust	**—**	8,000

12. Non-adjusting events occurring after the balance sheet date

1. In accordance with the Stock Transfer Contract sign between the Company and GPHL on 6 February 2004, GPHL sold 51% of its equity interests in Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd. to the Company. The Company has paid 3,888,713.99 on a lump-sum basis to the Holding for the equity interests transfer on 27 February 2004, thereby obtaining 51% of the stock of Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd..

2. Proposed by the board of directors, profit distribution plan for the year 2003 is: the Company plans to allocate RMB0.06 per share, therefore the total dividends to be allocated sums up to RMB48,654,000.00 at the total shares of 810,900,000.

13. Debt restructuring events

Up to 31 December 2003, there are no debt restructuring events in the Group.

14. Non-monetary transactions

Up to 31 December 2003, there are no material non-monetary transactions in the Group.

15. Other significant events

The Group decided to liquidate Shenzhen Lan Zhao Biological Co., Ltd. and Guangzhen Chen Li Ji Co., Ltd. in 2004.

16 AN ANALYSIS ON SIGNIFICANT CHANGES IN THE ITEMS OF THE ACCOUNTS

The items in the Group's consolidated balance sheet as at 31 December 2003, which recorded a change of 30% or more as compared with that as at 31 December 2002 and accounted for 5% or more of the Group's total assets as at 31 December 2003 and those items in the consolidated profit and loss accounts for the year which recorded a change of 30% or more and accounted for 10% or more of the Group's total profit for the year are set out as follows:

Items	**2003**	**2002**	**Differences**	
			Amount	**Change**
	RMB	*RMB*	*RMB*	*%*
Profit from other operations	43,331,577.75	31,799,024.38	11,532,553.37	36.27
Net cash flow from operating activities	(6,830,395.98)	169,014,289.92	(175,844,685.90)	(104.04)

(1) Profit from other operations for 2003 recorded increased by RMB11,533,000, representing a growth of 36.27% compared with that of 2002, which was contributed by the consulting fees of RBM3,394,000 from market research for new products on behalf of the manufacturers conducted by the Group and rental income of RMB3,577,000 from warehouses leased to others.

(2) Net cash flow from operating activities for 2003 decreased by 104.04% as compared with that of 2002, which was mainly due to the increase in accounts receivable and inventory of the Group as at 31 December 2003.

17. EXPLANATIONS OF DIFFERENCE IN NET ASSETS AND NET PROFITS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP

		Group	
	Note	**31 December 2003** ***RMB'000***	As restated As at 31 December 2002 *RMB'000*
Net assets under PRC accounting standards and systems		**2,429,476**	2,335,583
Provision for bad debts	1	**—**	(26,067)
Intangible asset capitalised	2	**58,571**	69,017
Difference in fixed assets revaluation	3	**132,808**	134,783
Overprovision of research and development cost	4	**—**	4,228
Provision for employee benefits	5	**(66,782)**	(71,762)
Deferred taxation	6	**12,708**	26,590
Reversal of payables write-off	10	**—**	(5,144)
Difference in minority interests	11	**(15,364)**	(13,148)
Net assets under HK GAAP		**2,551,417**	2,454,080

		2003 ***RMB'000***	As restated 2002 *RMB'000*
Net profit under PRC accounting standards and systems		**139,795**	158,478
Amortisation of intangible asset capitalised	2	**(10,446)**	(10,446)
Additional depreciation on revalued fixed assets	3	**(1,975)**	(1,975)
Research and development cost undercharged	4	**(4,228)**	(8,530)
Government subsidies recognised as income	7	**290**	3,600
Reversal/(Provision) of employee benefits	5	**4,980**	(71,762)
(Reversal)/Provision of deferred taxation	6	**(13,882)**	30,341
Provision for staff bonus and welfare fund	9	**(2,507)**	(2,144)
Reversal of bad debts provision	1	**26,067**	—
Income arising from dilution of interest in a subsidiary	8	**3,565**	—
Payables write-off recognised as income	10	**7,224**	—
Difference in minority interests	11	**(2,216)**	3,593
Net profit under HK GAAP		**146,667**	101,155

Explanations for differences:

1. This is the provision for bad debts made under HK GAAP in prior years. It has been taken up in the accounts prepared under PRC accounting standards and systems in 2003 or it has an indication to prove that bad debts previously written-off can be recovered. Therefore, provision for bad debts was released under HK GAAP in 2003.

2. This is an amortisation of staff quarter reform costs incurred by the Group prior to 2000 in relation to purchases of staff quarters by its employees. Under HK GAAP, such cost are recognised as an asset and are subject to amortisation on a straight line basis over a period of not more than 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognised. Under PRC accounting standards and systems, the staff quarter reform costs are written off against retained earnings when it incurred.

3. The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing of the Company's H shares. Although the revaluation has been taken into the accounts of the Group prepared under HK GAAP, this is not acceptable to the accounts prepared under PRC accounting standards and systems. Accordingly, the depreciation charge under HK GAAP is higher than that calculated under PRC accounting standards and systems as the depreciation charge under HK GAAP is based on the revalued amount of fixed assets.

4. Prior to 2003, the Company made provision for research and development cost based on certain percentage on turnover in the accounts prepared in accordance with PRC accounting standards and systems. In 2003, the Company changed its accounting policy in respect of provision for research and development cost, which is to recognise a provision in light of a legal or constructive obligation and reliable estimate. This is consistent with HK GAAP. Provision for research and development cost made under PRC accounting standards and systems in 2002 but used in 2003 has been taken up in the profit and loss account prepared under HK GAAP in 2003.

5. On 1 December 2001, the Group has participate in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Provisional Rules of Medical Insurance issues by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognized as expenses in prior years under HK GAAP. However, in the accounts prepared under PRC accounting standards and systems, medical insurance for the past service is recognised as expenses on cash basis. Cash basis is not acceptable to HK GAAP.

6. The Group has not made provision for deferred tax in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, deferred tax is accounted for using the balance sheet liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

7. Government subsidies are recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, government subsidies are recognised as other income in the profit and loss account and is transferred from profit after taxation to capital reserve.

8. Income arising from dilution of interest in a subsidiary is recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, it is recognised as other income in the profit and loss account and is transferred from profit after taxation to capital reserve.

9. This is staff bonus and welfare fund appropriated from profit after taxation in the accounts prepared under PRC accounting standards and systems. Under HK GAAP, it is recognised as expenses in the profit and loss account.

10. Payables write-off is recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, it is recognised as other income in the profit and loss account and is transferred from profit after taxation to capital reserve.

11. This is resulted from the above difference in the accounts prepared under PRC accounting standards and systems and HK GAAP.

TO THE SHAREHOLDERS OF GUANGZHOU PHARMACEUTICAL COMPANY LIMITED
(a joint stock company established in the People's Republic of China with limited liability)

We have audited the accounts on pages 109 to 155 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 March 2004

For the year ended 31 December 2003
(Prepared in accordance with HK GAAP)

	Note	2003 Rmb'000	As restated 2002 Rmb'000
Turnover	2	**6,973,113**	5,943,823
Cost of sales		**(5,576,164)**	(4,630,443)
Gross profit		**1,396,949**	1,313,380
Other revenue	2	**74,923**	68,373
Distribution costs		**(504,230)**	(442,051)
Administrative expenses		**(606,298)**	(677,678)
Other operating expenses		**(19,807)**	(13,735)
Operating profit	3	**341,537**	248,289
Finance costs	4	**(34,172)**	(28,804)
Share of profits less losses of			
Jointly controlled entities		**—**	(23,435)
Associated companies		**464**	310
Profit before taxation		**307,829**	196,360
Taxation	5	**(148,393)**	(82,892)
Profit after taxation		**159,436**	113,468
Minority interests		**(12,769)**	(12,313)
Net profit for the year		**146,667**	101,155
Dividends	22(c)	**48,654**	48,654
Earnings per share	7	**Rmb0.181**	Rmb0.125

As at 31 December 2003
(Prepared in accordance with HK GAAP)

	Note	2003 Rmb'000	As restated 2002 Rmb'000
Non-current assets			
Intangible assets	9	**61,483**	69,017
Fixed assets	10	**1,231,917**	1,032,234
Construction in progress	11	**305,929**	236,616
Interests in joint ventures	13	**—**	6,208
Interests in associated companies	14	**5,292**	2,930
Investment securities	15	**68,873**	77,802
Deferred tax assets	24	**56,533**	72,462
		1,730,027	1,497,269
Current assets			
Inventories	17	**1,067,900**	848,519
Trade and other receivables	18	**1,289,775**	983,325
Trading securities	16	**49,500**	61,194
Bank balances and cash		**816,889**	1,019,903
		3,224,064	2,912,941
Current liabilities			
Trade and other payables	19	**1,271,128**	1,004,416
Taxation payable		**44,825**	48,774
Current portion of long-term liabilities	23	**30,000**	—
Short-term bank loans	20	**664,230**	555,340
		2,010,183	1,608,530
Net current assets		**1,213,881**	1,304,411
Total assets less current liabilities		**2,943,908**	2,801,680
Financed by:			
Share capital	21	**810,900**	810,900
Reserves	22	**1,740,517**	1,643,180
Shareholders' funds		**2,551,417**	2,454,080
Minority interests		**182,627**	149,072
Non-current liabilities			
Long-term liabilities	23	**107,180**	89,680
Employee benefits	26	**58,858**	62,975
Deferred tax liabilities	24	**43,826**	45,873
		2,943,908	2,801,680

Cai Zhixiang
Director

Li Yimin
Director

As at 31 December 2003
(Prepared in accordance with HK GAAP)

	Note	2003 *Rmb'000*	As restated 2002 *Rmb'000*
Non-current assets			
Intangible assets	9	**1,458**	1,701
Fixed assets	10	**21,740**	19,620
Construction in progress	11	**—**	4,330
Investments in subsidiaries	12	**1,504,535**	1,484,435
Investment in associated companies		**2,648**	—
Investment securities	15	**68,527**	70,725
		1,598,908	1,580,811
Current assets			
Other receivables	18	**382,125**	342,543
Trading securities	16	**49,500**	61,194
Bank balances and cash		**231,542**	204,624
		663,167	608,361
Current liabilities			
Other payables	19	**50,363**	20,492
Taxation payable		**—**	407
		50,363	20,899
Net current assets		**612,804**	587,462
Total assets less current liabilities		**2,211,712**	2,168,273
Financed by:			
Share capital	21	**810,900**	810,900
Reserves	22	**1,400,812**	1,357,373
		2,211,712	2,168,273

Cai Zhixiang
Director

Li Yimin
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2003
(Prepared in accordance with HK GAAP)

	Note	2003 *Rmb'000*	2002 *Rmb'000*
Total equity at 1 January, as previously reported		**2,455,066**	2,408,430
Effect of changes in accounting policies	22	**(986)**	(7,580)
Total equity at 1 January, as restated		**2,454,080**	2,400,850
Profit for the year	22	**146,667**	101,155
Release from reserves upon disposal of a subsidiary	22	**(676)**	—
Dividends	22	**(48,654)**	(48,654)
Share issue expenses	22	**—**	729
Total equity at 31 December		**2,551,417**	2,454,080

For the year ended 31 December 2003
(Prepared in accordance with HK GAAP)

	Note	2003 Rmb'000	As restated 2002 Rmb'000
Cash generated from operations	25(a)	**106,268**	273,711
Interest paid		**(34,252)**	(27,918)
Taxation paid-PRC enterprise income tax		**(131,633)**	(94,200)
Net cash (outflow) / inflow generated from operating activities		**(59,617)**	151,593
Investing activities			
Purchase of fixed assets		**(46,620)**	(100,936)
Payments for construction in progress		**(314,313)**	(134,255)
Purchase of intangible assets		**(2,980)**	—
Sale of fixed assets		**5,254**	11,072
Sale of a subsidiary, net of cash disposed	25 (d)	**1,569**	—
Government grants received		**23,075**	30,968
Interest received		**11,202**	13,475
Purchase of a subsidiary, net of cash acquired		**—**	2,285
Dividends received from investments		**3,671**	4,652
Dividends received from an associated company		**281**	182
Sale of trading securities		**20,000**	3,151
Purchase of trading securities		**(8,000)**	—
Proceeds received from disposal of a joint venture		**—**	173
Purchase of associated companies		**(1,675)**	—
Purchase of investment securities		**(150)**	(29,468)
Net cash outflow from investing activities		**(308,686)**	(198,701)
Net cash outflow before financing activities		**(368,303)**	(47,108)
Financing activities	25(b)		
Capital contribution from minority shareholders		**7,650**	6,545
New loans payable		**882,685**	662,310
Repayment of amounts borrowed		**(646,340)**	(461,820)
Dividends paid		**(48,654)**	(48,654)
Dividends paid to minority shareholders		**(8,933)**	(6,285)
Net cash inflow from financing activities		**186,408**	152,096
(Decrease)/increase in cash and cash equivalents		**(181,895)**	104,988
Cash and cash equivalents at 1 January		**998,784**	893,796
Cash and cash equivalents at 31 December	25(e)	**816,889**	998,784

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

In the current year, the Group adopted SSAP 35 "Government Grants and Disclosure of Government Assistance" and SSAP 12 "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1 July 2002 and 1 January 2003, respectively.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note(l).

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1 Principal accounting policies *(continued)*

(b) Group accounting *(continued)*

(ii) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

(iii) Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(iv) Translation of foreign currencies

The Company and its principal subsidiaries maintain their books and records in Renminbi ("Rmb").

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

1 Principal accounting policies *(continued)*

(c) Intangibles

(i) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/ joint venture/ associated company at the date of acquisition.

Goodwill on acquisitions occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a maximum period of 15 years. For all other acquisitions goodwill is generally amortised over 5-10 years.

Goodwill on acquisitions that occurred prior to 1 January 2001 was eliminated against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1 January 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1 January 2001, negative goodwill was taken directly to reserves on acquisition.

(ii) Patents

Expenditure on acquired patents is capitalised and amortised using the straight-line method over their useful lives, but not exceeding 20 years. Patents are not revalued as there is no active market for these assets.

(iii) Staff quarters reform costs

Staff quarters reform costs are expenditures incurred by the Group prior to year 2000 in relation to purchases of staff quarters by its employees. Such costs are recognised as an asset. These costs are amortised on a straight-line basis over a period of not more than 10 years to reflect the estimated remaining average service life of the employees of the Group in which the related economic benefits are recognised.

1 Principal accounting policies *(continued)*

(c) Intangibles *(continued)*

(iv) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(v) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(d) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Property, plant and equipment

Land use rights and buildings other than investment properties are stated at cost less accumulated amortisation and depreciation and accumulated impairment losses.

Amortisation of land use rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over the unexpired land use period of 20 to 50 years.

Depreciation of buildings is calculated to write off their cost less accumulated impairment losses on a straight-line basis over the unexpired land use period of 20 to 50 years or their expected useful lives to the Group, whichever is shorter, after taking into account their estimated residual value.

1 Principal accounting policies *(continued)*

(d) Fixed assets *(continued)*

(ii) Property, plant and equipment *(continued)*

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis after taking into account their estimated residual value. The principal estimated useful lives are as follows:

Plant, machinery and equipment	5 - 15 years
Motor vehicles and office equipments	5 - 10 years

(iii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in properties under construction and property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(iv) Construction in progress

Construction in progress is stated at cost less impairment losses. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses on the related funds borrowed during the construction, installation and testing periods prior to the commissioning date. Plant is considered to be commissioned when it is capable of producing saleable quality output in commercial quantities on an ongoing basis.

1 Principal accounting policies *(continued)*

(e) Government grants

A government grant is recognised, when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

Grants relating to income are deferred and recognised in the profit and loss account over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to the profit and loss account on a straight-line basis over the expected lives of the related assets.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(g) Investments in securities

(i) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

1 Principal accounting policies *(continued)*

(h) Inventories

Inventories comprise stocks and work in progress and are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

(k) Employee benefits

(i) Pension obligation

The Group's contributions to the defined contribution retirement scheme organised by the Guangzhou People's Municipal Government are expensed when services are rendered by the employees.

(ii) Housing benefit

The Group's contributions to the housing fund scheme organised by the Guangzhou People's Municipal Government are expensed when services are rendered by the employees.

Costs of the housing allowance scheme designed and implemented by the Group are expensed when a legal or constructive obligation is established.

(iii) Medical insurance

The Group's contributions to the defined contribution medical insurance scheme organised by the Guangzhou People's Municipal Government for existing employees are expensed when services are rendered by the employees.

Contributions to the defined contribution medical insurance scheme for retired and retiring employees are accrued based on the period of their past services. Where the contributions do not fall due wholly within twelve months, the contributions payable are discounted using the discount rate determined by reference to market yields at the balance sheet date on high quality investments.

Further information of the Group's employee benefits is set out in Note 26.

1 Principal accounting policies *(continued)*

(l) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in Note 22 to the accounts, opening retained earnings at 1 January 2002 and 2003 have been increased by Rmb37,550,000 and Rmb43,492,000, respectively, which represent the unprovided net deferred tax assets. Capital reserve at 1 January 2002 and 2003 have been reduced by Rmb45,130,000 and Rmb44,478,000, respectively, which represent the unprovided deferred tax liabilities on the revaluation surplus arising from the revaluation of fixed assets in 1997. The combined effect has resulted in an increase in deferred tax assets and deferred tax liabilities as at 31 December 2002 by Rmb49,075,000 and Rmb45,873,000, respectively and an increase in the profit for the year ended 31 December 2002 by Rmb6,594,000.

(m) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

1 Principal accounting policies *(continued)*

(n) Revenue recognition

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Revenue from provision of services is recognised when the services are rendered.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Royalty income is recognised on an accrual basis.

Dividend income is recognised when the right to receive payment is established.

Operating lease rental income is recognised on a straight-line basis.

Promotional income from suppliers is recognised when the right to receive payment is established.

(o) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(p) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format. No geographical segments are presented unless the turnover and results attributable to the markets outside the PRC are more than 10% of the Group's consolidated turnover and consolidated results.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and mainly exclude investments in securities and investment properties. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to intangible assets, fixed assets and construction in progress, including additions resulting from acquisition through purchase of subsidiaries.

2 Turnover, revenue and segment information

The Group is principally engaged in the manufacturing and sales of Chinese Patent Medicine ("CPM") and the wholesale, retail, import and export of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus. Revenues recognised during the year are as follows:

	2003 Rmb'000	2002 Rmb'000
Turnover:		
Sales of goods	**6,973,113**	5,943,823
Other revenues:		
Government grants and subsidies	**290**	8,432
Income arising from dilution of interest in a subsidiary	**3,565**	—
Income arising from disposal of a joint venture	**934**	—
Income arising from disposal of a subsidiary	**1,786**	—
Interest income	**11,210**	13,475
Gross rental income from investment properties	**21,286**	21,347
Gross rental income from other properties	**9,201**	11,060
Promotional income from suppliers	**12,947**	8,556
Royalty income	**1,600**	851
Dividend income from unlisted investments	**4,880**	4,652
Others	**7,224**	—
	74,923	68,373
Total revenue	**7,048,036**	6,012,196

The Group is organised into the following business segments:

- Manufacturing of CPM;
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Import and export of western pharmaceutical products.

Other operations of the Group mainly comprise holding of investment properties and investment securities, neither of which are of a sufficient size to be separately reported.

2 Turnover, revenue and segment information (continued)

	Year ended 31 December 2003					
	Manufacturing *Rmb'000*	Wholesale *Rmb'000*	Retail *Rmb'000*	Import and export *Rmb'000*	Elimination *Rmb'000*	Group *Rmb'000*
Turnover						
External	1,890,364	4,544,134	354,438	184,177	—	6,973,113
Internal	27,648	189,671	17,015	33,568	(267,902)	—
Total	1,918,012	4,733,805	371,453	217,745	(267,902)	6,973,113
Segment results	280,038	95,055	5,205	1,565	(12,445)	369,418
Unallocated costs						(27,881)
Operating profit						341,537
Finance costs						(34,172)
Share of profits less losses of						
– Associated companies	464					464
Profit before taxation						307,829
Taxation						(148,393)
Profit after taxation						159,436
Minority interests						(12,769)
Net profit						146,667
Segment assets	2,193,747	2,004,166	179,183	120,949	(309,913)	4,188,132
Interests in associated companies	2,644					2,644
Unallocated assets						763,315
Total assets						4,954,091
Segment liabilities	658,459	1,642,500	63,367	71,444	(309,913)	2,125,857
Unallocated liabilities						94,190
Total liabilities						2,220,047
Capital expenditure	303,812	54,732	4,145	665		363,354
Depreciation	80,901	20,481	4,064	209		105,655
Amortisation charge	7,469	3,015	—	30		10,514
Impairment charge	1,186	—	—	—		1,186

2 Turnover, revenue and segment information *(continued)*

	Year ended 31 December 2002 (As restated)					
	Manufacturing *Rmb'000*	Wholesale *Rmb'000*	Retail *Rmb'000*	Import and export *Rmb'000*	Elimination *Rmb'000*	Group *Rmb'000*
Turnover						
External	1,743,449	3,794,686	307,501	98,187	—	5,943,823
Internal	25,585	250,757	8,944	28,280	(313,566)	—
Total	1,769,034	4,045,443	316,445	126,467	(313,566)	5,943,823
Segment results	194,804	74,691	7,653	2,670	(11,625)	268,193
Unallocated costs						(19,904)
Operating profit						248,289
Finance costs						(28,804)
Share of profits less losses of						
– Jointly controlled entities	(23,435)					(23,435)
– Associated companies	310					310
Profit before taxation						196,360
Taxation						(82,892)
Profit after taxation						113,468
Minority interests						(12,313)
Net profit						101,155
Segment assets	2,006,187	1,684,881	180,333	80,524	(271,614)	3,680,311
Interests in joint ventures	6,208					6,208
Interests in associated companies	2,930					2,930
Unallocated assets						720,761
Total assets						4,410,210
Segment liabilities	506,391	1,322,774	65,997	69,765	(271,614)	1,693,313
Unallocated liabilities						113,745
Total liabilities						1,807,058
Capital expenditure	219,521	26,174	6,487	311		252,493
Depreciation	67,337	16,295	5,408	201		89,241
Amortisation charge	7,401	3,015	—	30		10,446
Impairment charge	18,099	1,930	—	—		20,029

3 Operating profit

Operating profit is stated after charging and crediting the following:

	2003 Rmb'000	2002 Rmb'000
Charging:		
Depreciation and amortisation of fixed assets	**105,655**	89,241
Amortisation of intangible assets	**10,514**	10,446
Impairment charge of fixed assets (Note a)	**1,186**	20,029
Impairment charge of investment securities (Note c)	**4,671**	—
Outgoings in respect of investment properties	**4,030**	4,037
Outgoings in respect of other properties	**1,840**	2,212
Loss on disposal of fixed assets	**4,917**	3,696
Loss on disposal of a joint venture	—	16
Realised losses on disposal of trading securities	—	1,929
Unrealised losses on trading securities	—	1,714
Research and development costs	**35,536**	26,500
Auditors' remuneration	**3,180**	3,187
Staff costs:		
Pension benefit (Note 26(a))	**58,311**	50,537
Housing fund (Note 26(b))	**22,113**	12,066
Medical insurance (Note 26(c))	**24,244**	97,233
Housing allowances (Note 26(d))	**19,290**	7,817
Salaries, wages and other staff benefits	**436,145**	412,808
Operating leases for land and buildings	**30,716**	27,315
Crediting:		
Reversal of impairment charge of trading securities (Note b)	**690**	—
Recovery of bad debts previously written off	**9,437**	—
Reversal of write-down of inventories	—	785

Note:

(a) *Impairment charge mainly arose as a result of technology upgrade, modernisation of production facilities and significant decline in market value of the assets.*

(b) *Reversal of impairment charge of trading securities was a result of the increase in market values of the securities (Note 16).*

(c) *Impairment charge of investment securities was a result of the decrease in fair value at balance sheet date.*

4 Finance costs

	2003 Rmb'000	2002 Rmb'000
Interest on bank loans	**37,385**	27,918
Other incidental borrowing costs	**1,966**	1,244
Total borrowing costs incurred	**39,351**	29,162
Less: interest capitalised in construction in progress	**(5,179)**	(358)
	34,172	28,804

The capitalisation rate applied to funds borrowed generally and used for the development of construction in progress is approximately 5.49% (2002: 5.49%).

5 Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	2003 Rmb'000	2002 Rmb'000
Current taxation:		
- PRC enterprise income tax	**134,425**	113,123
Deferred taxation relating to the origination and reversal of temporary differences	**13,882**	(30,341)
	148,307	82,782
Share of taxation attributable to:		
- Jointly controlled entities	**—**	—
- Associated companies	**86**	110
Taxation charges	**148,393**	82,892

The PRC enterprise income tax has been provided at the principal rate of 33% (2002: 33%) on the estimated assessable profit for the year.

5 Taxation *(continued)*

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the PRC enterprise income tax as follows:

	2003	2002
	Rmb'000	*Rmb'000*
Profit before taxation	**307,829**	196,360
Calculated at a taxation rate of 33% (2002: 33%)	**101,584**	64,799
Effect of different taxation rates in a subsidiary	**(2,488)**	(2,666)
Income not subject to taxation	**(13,350)**	(6,371)
Expenses not deductible for taxation purposes	**63,995**	50,217
Tax refund	**(1,348)**	(23,087)
Taxation charges	**148,393**	82,892

An amount of Rmb1,348,000 relating to income tax credits granted for a reason of qualified purchase of domestic equipment has been net off against the taxation charges for the year 2003.

Pursuant to a document [2000] 1063 issued by the Guangzhou Finance Bureau, enterprise income tax of listed companies in Guangzhou City in 2001 was initially based on the unified tax rate of 33% and the portion over 15% of the tax attributable to local government (i.e., 60% of the 18% of tax) was refunded. Accordingly, the effective income tax refund rate of 2001 was 10.8%. The Company and its major subsidiaries were effectively taxed at 22.2% in the year 2001.

An amount of Rmb23,087,000 relating to the said tax refund for tax paid during the second half of 2001 was received and net off against the taxation charges for the year 2002.

There is no such income tax refund since year 2002.

Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

6 Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of Rmb67,000,000 (2002: Rmb42,910,000).

7 Earnings per share

The calculation of earnings per share for the year ended 31 December 2003 is based on the net profit of Rmb146,667,000 (2002: Rmb101,155,000) and the 810,900,000 shares (2002: 810,900,000 shares) in issue.

8 Directors' and senior management's emoluments

(a) Directors', supervisors' and senior management's emoluments

The aggregate amounts of emoluments payable to directors, supervisors and senior management of the Company during the year are as follows:

	2003 Rmb'000	2002 Rmb'000
Fees		
Executive directors	—	—
Non-executive directors	309	313
Supervisors	—	—
Other emoluments for executive directors		
Basic salaries, allowances and benefits in kind	866	865
Bonuses	2,438	1,863
Retirement benefits	57	49
Other emoluments for supervisors		
Basic salaries, allowances and benefits in kind	242	273
Bonuses	321	288
Retirement benefits	14	12
Other emoluments for senior management		
Basic salaries, allowances and benefits in kind	370	383
Bonuses	489	875
Retirement benefits	28	26
	5,134	4,947

The emoluments for each of the Company's directors (executive and non-executive), supervisors and senior management, totalling 15 individuals (2002: 16 individuals) are within the band of Nil to Rmb1,000,000 for the years ended 31 December 2003 and 31 December 2002.

No director, supervisor or senior management waived emoluments in respect of the years ended 31 December 2003 and 31 December 2002.

8 Directors' and senior management's emoluments *(continued)*

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2002: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2002: two) individual during the year are as follows:

	2003	2002
	Rmb'000	*Rmb'000*
Basic salaries, allowances and benefits in kind	**140**	456
Bonuses	**690**	1,118
Retirement benefits	**14**	25
	844	1,599

The emoluments fell within the following band:

	Number of individuals	
	2003	2002
Emolument bands		
Nil - Rmb1,000,000	**1**	1
Rmb1,000,001 - Rmb1,500,000	**—**	1

9 Intangible assets

	Group		
	Staff quarters reform costs *Rmb'000*	**Patent** *Rmb'000*	**Total** *Rmb'000*
For the year ended 31 December 2003			
Net book value at 1 January 2003	**69,017**	**—**	**69,017**
Additions	**—**	**2,980**	**2,980**
Amortisation charge	**(10,446)**	**(68)**	**(10,514)**
Net book value at 31 December 2003	**58,571**	**2,912**	**61,483**
At 31 December 2003			
Cost	**104,467**	**2,980**	**107,447**
Accumulated amortisation	**(45,896)**	**(68)**	**(45,964)**
Net book value	**58,571**	**2,912**	**61,483**
At 31 December 2002			
Cost	104,467	—	104,467
Accumulated amortisation	(35,450)	—	(35,450)
Net book value	69,017	—	69,017

	Company	
	2003 *Rmb'000*	2002 *Rmb'000*
Staff quarters reform costs		
Net book value at 1 January	**1,701**	1,944
Amortisation charge	**(243)**	(243)
Net book value at 31 December	**1,458**	1,701
At 31 December		
Cost	**2,524**	2,524
Accumulated amortisation	**(1,066)**	(823)
Net book value	**1,458**	1,701

10 Fixed assets

Group

	Investment properties *Rmb'000*	Land use rights *Rmb'000*	Buildings *Rmb'000*	Plant, machinery and equipment *Rmb'000*	Motor vehicles *Rmb'000*	Total *Rmb'000*
Cost or valuation						
At 1 January 2003	8,712	108,569	758,538	604,877	76,858	1,557,554
Additions	—	651	30,861	24,986	16,514	73,012
Transfer from construction in progress	—	—	179,836	61,298	2,549	243,683
Disposals	—	—	(8,558)	(26,908)	(4,701)	(40,167)
At 31 December 2003	**8,712**	**109,220**	**960,677**	**664,253**	**91,220**	**1,834,082**
Accumulated depreciation and amortisation						
At 1 January 2003	—	14,753	159,920	304,047	46,600	525,320
Charge for the year	—	3,383	40,480	52,888	8,904	105,655
Impairment charge (Note 3)	—	—	—	1,186	—	1,186
Disposals	—	—	(1,856)	(24,327)	(3,813)	(29,996)
At 31 December 2003	**—**	**18,136**	**198,544**	**333,794**	**51,691**	**602,165**
Net book value						
At 31 December 2003	**8,712**	**91,084**	**762,133**	**330,459**	**39,529**	**1,231,917**
At 31 December 2002	8,712	93,816	598,618	300,830	30,258	1,032,234

The analysis of the cost or valuation at 31 December 2003 of the above assets is as follows:

	Investment properties	Land use rights	Buildings	Plant, machinery and equipment	Motor vehicles	Total
At cost	—	109,220	960,677	664,253	91,220	1,825,370
At 2003 valuation	8,712	—	—	—	—	8,712
	8,712	**109,220**	**960,677**	**664,253**	**91,220**	**1,834,082**

The analysis of the cost or valuation at 31 December 2002 of the above assets is as follows:

	Investment properties	Land use rights	Buildings	Plant, machinery and equipment	Motor vehicles	Total
At cost	—	108,569	758,538	604,877	76,858	1,548,842
At 2002 valuation	8,712	—	—	—	—	8,712
	8,712	**108,569**	**758,538**	**604,877**	**76,858**	**1,557,554**

10 Fixed assets *(continued)*

Company

	Buildings *Rmb'000*	Plant, machinery and equipment *Rmb'000*	Motor vehicles *Rmb'000*	Total *Rmb'000*
Cost				
At 1 January 2003	24,028	10,970	662	35,660
Additions	1,027	5,184	868	7,079
Disposals	—	(247)	—	(247)
At 31 December 2003	**25,055**	**15,907**	**1,530**	**42,492**
Accumulated depreciation				
At 1 January 2003	11,169	4,706	165	16,040
Charge for the year	2,307	2,471	134	4,912
Disposals	—	(200)	—	(200)
At 31 December 2003	**13,476**	**6,977**	**299**	**20,752**
Net book value				
At 31 December 2003	**11,579**	**8,930**	**1,231**	**21,740**
At 31 December 2002	12,859	6,264	497	19,620

All of the Group's investment properties and buildings are located in the PRC, except for a property with a net book value of Rmb9,919,000 (2002: Rmb10,282,000) which is located in Hong Kong. The land use rights of the land where the Group's investment properties and buildings situated in the PRC were granted by the State Land Administration Bureau of Guangzhou for a period of 20 to 50 years.

Investment properties have been revalued at their open market value by Mr. K.K. Ip of Greater China Appraisal Limited, an independent valuer, at 31 December 2003. Mr. K.K. Ip is a Chartered Valuation Surveyor and a Registered Professional Surveyor.

At 31 December 2003, the net book value of fixed assets pledged as security for the Group's bank loans amounted to Rmb118,400,000 (2002: Rmb118,030,000).

11 Construction in progress

	Group		Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
At 1 January	**236,616**	174,212	**4,330**	—
Additions	**312,996**	134,255	**—**	4,330
Acquisition of a subsidiary	**—**	363	**—**	—
Transfer to fixed assets	**(243,683)**	(72,214)	**(4,330)**	—
At 31 December	**305,929**	236,616	**—**	4,330

Construction in progress included interest capitalised amounted to Rmb62,540 (2002: Rmb13,487,000).

Government grants of Rmb1,317,000 relating to the construction of fixed assets are deducted from the carrying amount of the assets.

12 Investments in subsidiaries

	Company	
	2003	2002
	Rmb'000	*Rmb'000*
Unlisted shares, at cost	**1,504,535**	1,484,435

Particulars of principal subsidiaries are set out in Note 30.

13 Interests in joint ventures

Jointly controlled entities

	Group	
	2003	2002
	Rmb'000	*Rmb'000*
Share of net assets	**—**	6,208
Unlisted shares, at cost	**—**	39,644

14 Interests in associated companies

	Group 2003 Rmb'000	Group 2002 Rmb'000
Share of net assets	**5,292**	2,930
Unlisted shares, at cost	**5,469**	2,338

At 31 December 2003 the Group held shares in the following major associated companies:

Name	Particulars of equity held	Place of establishment/ registration	% of equity interest	Principal activities
Guangzhou Zhong Fu Medical Co., Ltd.	Registered capital: Rmb800,000	PRC	50	Production of CPM
Ming Tai Enterprise (Thailand) Ltd.	Ordinary shares of Baht1 each	Thailand	35.1	Dormant
Guangzhou Jihua Bio-chemical Co., Ltd.	Registered capital; Rmb10,000,000	PRC	24	Development, manufacture and sales of medical apparatus and instruments
PT. Purusa Bhakti	Ordinary shares of US$1 each	Indonesia	45.6	Dormant
Guangzhou Jinshen Medical Co., Ltd.	Registered capital: Rmb1,500,000	PRC	45	Production of healthcare medicine

15 Investment securities

	Group		Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Unlisted equity securities	**68,873**	77,802	**68,527**	70,725

At 31 December 2003 and 2002, all investment securities were stated at cost less any provision for impairment losses.

The amount of provision for the unlisted equity securities at 31 December 2003 was Rmb4,671,000 (2002: Nil).

16 Trading securities

	Group		Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Equity securities, listed in the PRC	**3,565**	2,742	**3,565**	2,742
Other unlisted investments	**45,935**	58,452	**45,935**	58,452
	49,500	61,194	**49,500**	61,194
Market value of listed investments	**4,476**	2,742	**4,476**	2,742

17 Inventories

	Group	
	2003	2002
	Rmb'000	*Rmb'000*
Raw materials	**116,341**	106,295
Work-in-progress	**62,652**	35,134
Finished goods	**80,768**	85,135
Merchandise	**802,337**	613,929
Production supplies	**5,802**	8,026
	1,067,900	848,519

18 Trade and other receivables

	Group		Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Trade receivables (Note a)	**930,728**	689,976	—	—
Other receivables and prepayments	**335,238**	274,599	**7,840**	5,593
Due from:				
Joint ventures (Note b)	—	3,400	—	—
Associated companies (Note b)	—	3,420	—	—
Subsidiaries (Note c)	—	—	**307,991**	271,013
Ultimate holding company and fellow subsidiaries (Note b)	**23,809**	11,930	**3,795**	9,186
Dividend receivable from subsidiaries	—	—	**62,499**	56,751
	1,289,775	983,325	**382,125**	342,543

(a) Trade receivables generated from credit sales generally have credit terms of one to three months. The ageing analysis of the trade receivables net of doubtful debt provision at 31 December 2003 is as follows:

	Group	
	2003	2002
	Rmb'000	*Rmb'000*
Within 6 months	**860,302**	646,977
6 months to 1 year	**53,452**	39,972
Over 1 year	**16,974**	3,027
	930,728	689,976

Provision is made for long outstanding and doubtful debts based on reviews of the status of individual accounts.

(b) The amounts due are unsecured, interest free and repayable on demand.

(c) The amounts due are unsecured, interest bearing at commercial market rate and repayable on demand.

19 Trade and other payables

	Group		Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Trade payables (Note a)	**857,682**	663,105	**—**	—
Due to subsidiaries (Note b)	**—**	—	**36,407**	344
Due to ultimate holding company (Note b)	**13,762**	14,099	**—**	—
Other payables and accrued charges	**399,684**	327,212	**13,956**	20,148
	1,271,128	1,004,416	**50,363**	20,492

(a) The ageing analysis of the trade payables at 31 December 2003 is as follows:

	Group	
	2003	2002
	Rmb'000	*Rmb'000*
Within 1 year	**811,038**	617,433
1 year to 2 years	**17,399**	13,695
Over 2 years	**29,245**	31,977
	857,682	663,105

(b) The amounts due are unsecured, interest free and have no fixed term of repayments.

20 Short-term bank loans

	Group	
	2003	2002
	Rmb'000	*Rmb'000*
Secured	**148,300**	155,000
Unsecured	**515,930**	400,340
	664,230	555,340

21 Share capital

	Registered, issued and fully paid			
	2003		2002	
	No. of shares	Rmb'000	No. of shares	Rmb'000
State Shares	513,000,000	513,000	513,000,000	513,000
H Shares	219,900,000	219,900	219,900,000	219,900
A Shares	78,000,000	78,000	78,000,000	78,000
Total	810,900,000	810,900	810,900,000	810,900

22 Reserves

	Group						
	Share premium Rmb'000	Capital reserve (Note a) Rmb'000	Statutory surplus reserve (Note b) Rmb'000	Statutory public welfare (Note b) Rmb'000	Discretionary surplus reserve (Note b) Rmb'000	Retained earnings Rmb'000	Total Rmb'000
At 1 January 2002, as previously reported	780,405	440,151	120,402	92,758	37,861	125,953	1,597,530
Changes in accounting policy - provision for net deferred tax liabilities (Note 24)	—	(51,861)	—	—	—	44,281	(7,580)
At 1 January 2002, as restated	780,405	388,290	120,402	92,758	37,861	170,234	1,589,950
2001 Final dividend paid	—	—	—	—	—	(48,654)	(48,654)
Profit for the year	—	—	—	—	—	101,155	101,155
Transfers	—	1,881	40,233	16,971	28,205	(87,290)	—
Overprovision of share issue expenses	729	—	—	—	—	—	729
At 31 December 2002	781,134	390,171	160,635	109,729	66,066	135,445	1,643,180
Representing:							
2002 Final dividend proposed (Note c)						48,654	
Others						86,791	
Retained earnings at 31 December 2002						135,445	
The Company and subsidiaries	781,134	390,171	160,635	109,729	66,066	172,394	1,680,129
Jointly controlled entities	—	—	—	—	—	(35,602)	(35,602)
Associated companies	—	—	—	—	—	(1,347)	(1,347)
	781,134	390,171	160,635	109,729	66,066	135,445	1,643,180

22 Reserves *(continued)*

	Group						
	Share premium	Capital reserve (Note a)	Statutory surplus reserve (Note b)	Statutory public welfare (Note b)	Discretionary surplus reserve (Note b)	Retained earnings	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1 January 2003, as previously reported	781,134	443,355	160,635	109,729	66,066	83,247	1,644,166
Change in accounting policy - provision for net deferred tax liabilities (Note 24)	—	(53,184)	—	—	—	52,198	(986)
At 1 January 2003, as restated	781,134	390,171	160,635	109,729	66,066	135,445	1,643,180
Profit for the year	—	—	—	—	—	146,667	146,667
2002 Final dividend paid	—	—	—	—	—	(48,654)	(48,654)
Transfers	—	7,418	33,978	24,893	21,821	(88,110)	—
Release upon disposal of a subsidiary	—	—	(307)	(163)	(206)	—	(676)
At 31 December 2003	**781,134**	**397,589**	**194,306**	**134,459**	**87,681**	**145,348**	**1,740,517**
Representing:							
2003 Final dividend proposed (Note c)						48,654	
Others						96,694	
Retained earnings at 31 December 2003						**145,348**	
The Company and subsidiaries	781,134	397,589	194,306	134,459	87,681	150,904	1,746,073
Associated companies	—	—	—	—	—	(5,556)	(5,556)
	781,134	**397,589**	**194,306**	**134,459**	**87,681**	**145,348**	**1,740,517**

22 Reserves (continued)

	Company					
	Share premium	Capital reserve (Note a)	Statutory surplus Reserve (Note b)	Statutory public welfare (Note b)	Retained earnings	Total
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
At 1 January 2002	780,405	394,259	57,096	44,411	63,448	1,339,619
2001 Final dividend paid	—	—	—	—	(48,654)	(48,654)
Profit for the year	—	—	—	—	65,679	65,679
Transfers	—	—	15,179	7,590	(22,769)	—
Reversal of overprovision of share issue expenses	729	—	—	—	—	729
At 31 December 2002	781,134	394,259	72,275	52,001	57,704	1,357,373
Representing:						
2002 Final dividend proposed (Note c)					48,654	
Others					9,050	
Retained earnings at 31 December 2002					57,704	
At 1 January 2003	781,134	394,259	72,275	52,001	57,704	1,357,373
2002 Final dividend paid	—	—	—	—	(48,654)	(48,654)
Profit for the year	—	—	—	—	92,093	92,093
Transfers	—	3,565	14,352	7,176	(25,093)	—
At 31 December 2003	**781,134**	**397,824**	**86,627**	**59,177**	**76,050**	**1,400,812**
Representing:						
2003 Final dividend proposed (Note c)					48,654	
Others					27,396	
Retained earnings at 31 December 2003					**76,050**	

22 Reserves *(continued)*

(a) Capital reserve

Transfers from retained earnings included:

- an amount of Rmb254,000 (2002: Rmb3,204,000), which is government grants received net of minority interests during the year;
- an amount of Rmb3,565,000 (2002: Nil), which is income arising from dilution of interest in a subsidiary;
- an amount of Rmb4,922,000 (2002: Nil), which is waiver of debts net of minority interests entitled to the subsidiaries during the year.

Transfer to retained earnings was:

- an amount of Rmb1,323,000 (2002: Rmb1,323,000), which is the depreciation on revalued fixed assets net of deferred tax credits.

(b) Surplus reserve

The Company, its subsidiaries, jointly controlled entities and associated companies established in the PRC ("PRC Companies") are required to maintain certain surplus reserves by transferring from their profit after taxation in accordance with the relevant laws and regulations and, if applicable, Articles of Association, before any dividend is declared and paid.

Statutory surplus reserve

The PRC Companies are required to transfer 10% of their profit after taxation, in accordance with the PRC accounting standards and systems, to the statutory surplus reserve fund until the balance reaches 50% of their respective registered capital, where further transfers will be at their directors' recommendation. The statutory surplus reserve fund can only be used to make up prior year losses or to increase share capital.

Statutory public welfare reserve

The PRC Companies are required to transfer 5% to 10% of their profit after taxation calculated in accordance with PRC accounting standards and systems to the statutory public welfare fund. The statutory public welfare fund can only be used for capital expenditure on employees' collective welfare facilities. The fund is non-distributable other than in liquidation.

22 Reserves (continued)

(b) Surplus reserve (continued)

Discretionary surplus reserve

In accordance with relevant PRC regulations and subject to approval by shareholders in general meeting, discretionary surplus reserve fund can be used to reduce any losses incurred, to increase share capital, and to pay dividends.

(c) Dividends

	2003	2002
	Rmb'000	*Rmb'000*
Final, proposed, of Rmb0.06 (2002: Rmb0.06) per share	**48,654**	48,654

At a meeting held on 26 March 2004, the directors declared a final dividend of Rmb0.06 per ordinary share. The proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004.

(d) Profit distribution

The net profit of the Company shall be applied in accordance with the following order:

(i) making up losses;

(ii) allocation to statutory surplus reserve fund;

(iii) allocation to statutory public welfare fund;

(iv) allocation to discretionary surplus reserve fund - to be recommended by directors; and

(v) payment of dividends.

According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with PRC accounting standards and systems and the amount determined in accordance with HK GAAP. The amount of retained earnings available for distribution determined in accordance with HK GAAP as at 31 December 2003 was Rmb76,050,000 (2002: Rmb57,704,000).

23 Long-term liabilities

	Group 2003 Rmb'000	2002 Rmb'000
Bank loans		
Secured	**59,500**	32,000
Unsecured	**77,680**	57,680
	137,180	89,680
Current portion of long-term liabilities	**(30,000)**	—
	107,180	89,680

The analysis of the above bank loans is as follows:

	2003 Rmb'000	2002 Rmb'000
Wholly repayable within five years	**137,180**	89,680
Not wholly repayable within five years	**—**	—
	137,180	89,680

At 31 December 2003, the Group's bank loans were repayable as follows:

	2003 Rmb'000	2002 Rmb'000
Within one year	**30,000**	—
In the second year	**47,680**	89,680
In the third to fifth year	**59,500**	—
After the fifth year	**—**	—
	137,180	89,680

24 Deferred taxation

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 33% (2002: 33%).

The movement on the deferred tax liabilities / (assets) account is as follows:

	Group	
	2003	2002
	Rmb'000	*Rmb'000*
At 1 January	**(26,589)**	3,752
Deferred taxation charged / (credited) to profit and loss account (Note 5)	**13,882**	(30,341)
At 31 December	**(12,707)**	(26,589)

Deferred taxation of Rmb652,000 (2002: Rmb652,000) was transferred within shareholders' equity from revaluation reserves (Note 22 (a)) to retained earnings. This represents deferred taxation on the difference between the actual depreciation on land and buildings, plant, machinery and equipment and the equivalent depreciation based on the historical cost of land and buildings, plant, machinery and equipment.

The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax assets	Provisions		Impairment of assets		Employee benefits		Others		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
At 1 January	**(25,335)**	(24,785)	**(18,699)**	(18,902)	**(23,387)**	–	**(5,041)**	(3,454)	**(72,462)**	(47,141)
Charged / (credited) to profit and loss account	**6,164**	(550)	**11,350**	203	**1,623**	(23,387)	**(3,208)**	(1,587)	**15,929**	(25,321)
At 31 December	**(19,171)**	(25,335)	**(7,349)**	(18,699)	**(21,764)**	(23,387)	**(8,249)**	(5,041)	**(56,533)**	(72,462)

24 Deferred taxation *(continued)*

Deferred tax liabilities	Fixed assets revaluation		Research and development expenses		Total	
	2003	2002	**2003**	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
At 1 January	**44,478**	45,130	**1,395**	5,763	**45,873**	50,893
Charged / (credited) to profit and loss account	**(652)**	(652)	**(1,395)**	(4,368)	**(2,047)**	(5,020)
At 31 December	**43,826**	44,478	**—**	1,395	**43,826**	45,873

The amounts shown in the balance sheet include the following:

	2003	2002
	Rmb'000	*Rmb'000*
Deferred tax assets to be recovered after more than 12 months	**26,145**	29,153
Deferred tax liabilities to be settled after more than 12 months	**43,174**	45,221

25 Notes to the consolidated cash flow statement

(a) Reconciliation of operating profit to cash generated from operations

	2003	As restated 2002
	Rmb'000	*Rmb'000*
Operating profit	**307,365**	219,485
Amortisation of intangible assets	**10,514**	10,446
Depreciation and amortisation charges	**105,655**	89,241
Impairment charges	**5,857**	20,029
(Gain)/loss on disposal of a joint venture	**(934)**	16
Gain on disposal of a subsidiary	**(1,786)**	—
Realised losses on disposal of trading securities	**—**	1,929
Unrealised (gains)/losses on trading securities	**(699)**	1,714
Loss on disposal of fixed assets	**4,917**	3,696
Government grants recognised	**—**	(8,432)
Interest income	**(11,210)**	(13,475)
Interest expenses	**34,172**	27,918
Income from unlisted investments	**(4,880)**	(4,652)
Income arising from dilution of interest in a subsidiary	**(3,565)**	—
Operating profit before working capital changes	**445,406**	347,915
Increase in inventories	**(220,060)**	(11,810)
Increase in trade and other receivables	**(273,606)**	(200,234)
Increase in trade and other payables	**154,528**	74,865
Increase in employee benefits	**—**	62,975
Cash generated from operations	**106, 268**	273,711

25 Notes to the consolidated cash flow statement *(continued)*

(b) Analysis of changes in financing during the year

	Share capital including premium		Minority interests		Bank loans and other liabilities	
	2003	As restated 2002	**2003**	As restated 2002	**2003**	As restated 2002
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000	**Rmb'000**	Rmb'000
At 1 January	**1,592,034**	1,591,305	**149,072**	127,526	**645,020**	442,680
Reversal of overprovision of share issue expenses	**—**	729	**—**	—	**—**	—
Acquisition of a subsidiary	**—**	—	**—**	8,973	**—**	1,850
Cash contribution by minority shareholders	**—**	—	**7,650**	6,545	**—**	—
Non-cash contribution by minority shareholders (Note 25(c))	**—**	—	**25,634**	—	**—**	—
Minority interests' share of profits	**—**	—	**12,769**	12,313	**—**	—
Cash inflows	**—**	—	**—**	—	**236,345**	200,490
Dividend paid to minority shareholders	**—**	—	**(8,933)**	(6,285)	**—**	—
Changes arising from dilution of interest in a subsidiary	**—**	—	**(3,565)**	—	**—**	—
At 31 December	**1,592,034**	1,592,034	**182,627**	149,072	**881,365**	645,020

(c) Major non-cash transactions

During the year, Guangzhou Pharmaceutical Holdings Limited ("GZPHL") made a additional capital contribution of Rmb25,634,000 to Guangzhou Hanfang Contemporary Chinese Medicine Research and Development Co., Ltd. ("GZ Hanfang"), a subsidiary of the Company. GZPHL is the minority shareholder of GZ Hanfang. The capital consideration is in form of land, buildings and machinery.

25 Notes to the consolidated cash flow statement *(continued)*

(d) Disposal of a subsidiary

	2003 **Rmb'000**	2002 Rmb'000
Current assets	**(1,174)**	—
Total liabilities	**(23)**	—
Net assets	**(1,197)**	—
Net assets sold	**(1,077)**	—
Reclassifications from shareholders' equity		
- reserves (Note 22)	**676**	—
Proceeds from sale	**4,734**	—
Gain on disposal of a subsidiary	**4,333**	—
Less: return of investment	**(2,000)**	—
Net gain on disposal of a subsidiary	**2,333**	—
Taxation thereon	**(547)**	—
After-tax gain on disposal	**1,786**	—

The net cash inflow on sale is determined as follows:

	2003 **Rmb'000**	2002 Rmb'000
Net proceeds from sale	**2,734**	—
Less: cash and cash equivalents in a subsidiary sold	**(1,165)**	—
Sales of a subsidiary, net of cash disposed	**1,569**	—

25 Notes to the consolidated cash flow statement *(continued)*

(e) Analysis of balances of cash and cash equivalent

	2003 Rmb'000	2002 Rmb'000
Bank balances and cash on hand	**816,889**	1,019,903
Less: Deposits pledged with a bank for banking facilities granted to the Group	**—**	(21,119)
	816,889	998,784

26 Employee benefits

	Group	
	2003 Rmb'000	2002 Rmb'000
Medical insurance scheme (Note c)	**64,333**	67,955
Housing allowances scheme (Note d)	**12,062**	4,154
	76,395	72,109
Less: Current portion of employee benefits included in other payables and accrued charges	**(17,537)**	(9,134)
	58,858	62,975

As stipulated by the relevant regulations of the PRC, the Company and its subsidiaries in the Guangzhou City have participated in a number of defined contribution employees benefit plans for its existing and retired employees organised by the government. The Group has no other material obligation for payment of employee benefits, including any post-employment benefits, beyond the schemes as described below:

(a) Pension scheme

All employees are entitled to retirement pension benefits equal to a fixed proportion of their salary at their normal retirement age. The Group's annual obligation for payment of this pension contribution is calculated at a rate of approximately 20% based on the total salaries of its employees.

The Group has no contributions payable to the pension scheme at the year-end (2002: Nil).

26 Employee benefits *(continued)*

(b) Housing fund scheme

The Company and its subsidiaries in the PRC are obligated to make contribution to a defined contribution scheme for the housing benefit of their employees. The Group's annual obligation for payment of this housing benefit contribution is calculated at a rate of approximately 8% based on the total salaries of its employees.

The Group has no contributions payable to the housing scheme at the year-end (2002: Nil).

(c) Medical insurance scheme

As required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government effective on 1 December 2001, it is mandatory for the Company and its subsidiaries in the PRC to participate in a medical insurance scheme set up and managed by the Government. Employees, included those retired employees, can be benefited from the medical insurance scheme around one month after the registration date.

The Group's annual obligations for payment of this medical insurance contribution is based on 7.5% to 8 % of the preceding year's average annual salary of the Group or the preceding year's average annual salary of the Guangzhou City, depending on the length of the employment period of the employee concerned.

(d) Housing allowances scheme

Pursuant to the resolution passed at the directors' meeting on 1 July 2002, the Group developed and implemented a housing allowance scheme, which took effect in 2002. The scheme allows the Company and its subsidiaries in the PRC to pay its employees housing allowances if the Company and its subsidiaries are able to meet the budgeted after-tax profit as determined by the board of directors. The final housing allowances payable however is limited to the difference between the actual and budgeted after-tax profit of the Company.

27 Commitments

(a) Capital commitments

	Group 2003 Rmb'000	2002 Rmb'000
Contracted but not provided for		
Land use rights and buildings	**78,730**	56,604
Plant, machinery and equipment	**152,271**	162,787
	231,001	219,391
Authorised but not provided for		
Land use rights	—	—
Plant, machinery and equipment	**135,692**	68,401
	366,693	287,792

(b) Financial commitments

	Group 2003 Rmb'000	2002 Rmb'000
Contracted but not provided for		
Investment securities	**2,850**	3,000
Authorised but not provided for		
Investment in unit-trust	—	8,000

(c) Commitments under operating leases

At 31 December 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings as follows:

	2003 Rmb'000	2002 Rmb'000
Not later than one year	**21,441**	20,243
Later than one year and not later than five years	**32,101**	22,454
Later than five years	**15,813**	6,978
	69,355	49,675

28 Future operating lease arrangements

At 31 December 2003, the Group had future aggregate minimum lease receipts under non-cancellable operating leases in respect of land and buildings are as follows:

	2003 Rmb'000	2002 Rmb'000
Not later than one year	**19,484**	20,352
Later than one year and not later than five years	**81,911**	101,395
	101,395	121,747

29 Related party transactions

Significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

	Note	2003 Rmb'000	2002 Rmb'000
Ultimate holding company			
Licence fee expense	a	**7,542**	5,879
Service fee expense	b	**857**	522
Welfare facilities fee expense	c	**361**	463
Rental expense	d	**2,690**	2,621
Capital contribution to a subsidiary of the Company	f	**25,634**	—
Jointly controlled entities			
Sales of semi-finished goods	e	**1,177**	631
Associated companies			
Sales of finished goods	e	**1,460**	1,853
Fellow subsidiaries			
Sales of finished goods and raw materials	e	**105,806**	85,020
Purchase of finished goods and raw materials	e	**156,655**	110,890
Purchase of buildings		—	69,071

(a) Pursuant to the Trademark Licence Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay a licence fee for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries.

(b) Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Services Agreement will expire on 31 December 2007.

29 Related party transactions *(continued)*

(c) Pursuant to the Accommodation Services Agreement entered into by the Company and GZPHL on 1 September 1997 and supplemented by a notice dated 31 December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.

(d) Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three years at a fixed annual rent and is subject to the adjustment of standard rent as prescribed from time to time by Guangzhou Real Estate Administration Bureau, plus utilities and other outgoings which are payable based on actual consumption. The agreement had expired on 31 August 2003.

(e) The sales and purchase transactions with jointly controlled entities, associated companies and fellow subsidiaries were at terms similar to those transactions with other third parties.

(f) During the period, GZPHL had made additional capital contribution to Guangzhou Hanfang in form of land, buildings and machinery (Note 25 (c)).

30 Principal subsidiaries

The following is a list of principal subsidiaries at 31 December 2003:

Name	% of equity interest held		Registered capital	Principal activities
	Directly	Indirectly	Rmb	
Guangzhou First Chinese Medicine Company Limited[2]	97.02	—	166,000,000	Production of CPM
Guangzhou Chen Li Ji Chinese Medicine Factory[1]	100.00	—	94,000,000	Production of CPM
Guangzhou Qi Xing Pharmaceutical Factory[1]	100.00	—	82,416,741	Investment Holdings
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.[3]	88.40	—	86,232,345	Production of CPM
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.[3]	87.77	—	65,436,232	Production of CPM
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.[3]	92.48	—	106,378,439	Production of CPM
Guangzhou Xing Qun Pharmaceutical Co., Ltd.[3]	88.99	—	77,168,904	Production of CPM
Guangzhou Pharmaceutical Corporation Limited[2]	96.99	—	222,000,000	Trading of western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation[1]	100.00	—	69,700,000	Trading of CPM and Chinese raw medicine
Guangzhou Pharmaceutical Corporation Jianmin Medicine Chain Pharmacies[1]	—	96.99	10,694,000	Wholesaling and retailing of medicine, pharmaceutical and related products
Guangzhou Guo Xin Te Pharmaceutical Miscellaneous Medicine Wholesale Company[1]	—	96.99	3,000,000	Wholesaling of miscellaneous medicine

30 Principal subsidiaries *(continued)*

Name	% of equity interest held Directly	Indirectly	Registered capital Rmb	Principal activities
Guangzhou Jianmin Medicine Pharmaceutical Sales and Marketing Company[1]	—	96.99	500,000	Wholesaling of western patent medicine
Guangzhou Pharmaceutical Import & Export Corporation[1]	100.00	—	3,540,000	Import and export of medicine
Guangzhou Qi Xing Pharmaceutical Co., Ltd.[4]	—	75.00	100,000,000	Production of CPM
Guangzhou Chinese Medicine Corporation Chinese Medical Drink and Pill Factory[1]	—	100.00	3,113,000	Processing of healthcare beverages and drinks
Guangzhou Chinese Medicine Corporation Medical Powder and Herb Wholesale Company[1]	—	100.00	534,000	Wholesaling of Chinese raw medicine
Guangzhou Chinese Medicine Corporation Sales and Marketing Company[1]	—	100.00	2,083,000	Wholesaling and retailing of CPM
Guangzhou Chinese Medicine Corporation Cai Zhi Lin Medicine Chain Pharmacies[1]	—	100.00	3,934,000	Retailing of Chinese raw medicine and CPM
Guangzhou Medical Equipment and Chemical Testing Equipment Co., Ltd.[2]	—	89.32	11,880,000	Wholesaling and retailing of medical apparatus and chemical testing equipment
Guangzhou Hanfang Contemporary Chinese Medicine Research and Development Co., Ltd.[2]	56.49	—	83,284,300	Research and development of CPM
Guangzhou Baidi Biological Pharmaceutical Co., Ltd.[2]	94.86	—	70,100,000	Research and development of patented biological products
Guangzhou Huanye Medicine Co., Ltd.[2]	59.70	—	6,000,000	Production of western medicine
Guangzhou Guo Ying New and Special Medicine Wholesale Company[1]	—	96.99	9,070,000	Wholesaling of medicine and healthcare products

The place of operation of the above principal subsidiaries is in the PRC.

Kind of legal entities:

1 State-owned enterprise

2 Limited company

3 Joint stock company

4 Sino-foreign joint venture

31 Ultimate holding company

The directors regard Guangzhou Pharmaceutical Holdings Limited, a PRC State-owned enterprise under the control and supervision of the Guangzhou Municipal Government, as being the ultimate holding company.

32 Approval of accounts

The accounts were approved by the Board of Directors on 26 March 2004.

1. The original copy of the annual report signed by the legal representative, Financial Controller and head of the financial department.

2. The accounts prepared in accordance with PRC accounting standards and systems for the year ended 31 December 2003 together with the auditors' report thereon signed by the Guangzhou Yangcheng Certified Public Accountants Co., Ltd.

   The accounts prepared under HK GAAP for the year ended 31 December 2003 together with the auditors' report thereon signed by PricewaterhouseCoopers.

3. The original copies of documents and announcements disclosed in Shanghai Securities, Hong Kong Economic Daily and The Standard during the Reporting Period.

4. The documents listed above are available at the Secretariat to the Board of Directors of the Company (located at 45 Sha Mian North Street, Guangzhou, Guangdong, the PRC).

包括下列文件：

（一） 載有本公司法人代表、財務總監、財務負責人簽名並蓋章的會計報表；

（二） 載有羊城會計師事務所有限公司蓋章、註冊會計師親筆簽名的審計報告正文及按中國會計準則編制的財務報表及羅兵咸永道會計師事務所簽署的審計報告正文及按香港會計準則編制的財務報表；

（三） 本報告期內在《上海證券報》、香港的《經濟日報》及《The Standard》上公開披露過的所有本公司文件的正本及公告原稿。

（四） 上述文件的原件備置地點在本公司董事會秘書處（中國廣東省廣州市沙面北街45號二樓）。

三十 主要附屬公司(續)

名稱	應佔權益百分比(%) 直接	間接	註冊資本人民幣	主要業務
廣州市健民醫藥經營部[1]	—	96.99	500,000	批發西藥
廣州醫藥進出口公司[1]	100.00	—	3,540,000	藥物進出口
廣州奇星藥業有限公司[4]	—	75.00	100,000,000	生產中成藥
廣州市藥材公司中藥飲片廠[1]	—	100.00	3,113,000	加工中藥材
廣州市藥材公司藥粉中草藥批發部[1]	—	100.00	534,000	批發中藥材
廣州市藥材公司經營部[1]	—	100.00	2,083,000	批發及零售中成藥
廣州市藥材公司采芝林藥業連鎖店[1]	—	100.00	3,934,000	零售中藥材及中成藥
廣州市器化醫療設備有限公司[2]	—	89.32	11,880,000	批發及零售醫療器材，化學試劑及器材
廣州漢方現代中藥研究開發有限公司[2]	56.49	—	83,284,000	研究與開發中藥材
廣州拜迪生物醫藥有限公司[2]	94.86	—	70,100,000	研究與開發生物制藥
廣州環葉制藥有限公司[2]	59.70	—	6,000,000	西藥生產
廣州市國盈新藥特藥批發部[1]	—	96.99	9,070,000	批發西藥及保健產品

以上主要附屬公司均於中國境內經營。

企業性質：

1 國營企業
2 有限責任公司
3 股份制有限公司
4 中外合資企業

三十一 最終控股公司

董事認為本公司之最終控股公司為廣州市人民政府轄下的國營企業廣州醫藥集團有限公司。

三十二 賬目通過

本年度賬目已於二零零四年三月二十六日經董事會通過。

二十九 有關連人士交易(續)

(c) 根據廣藥集團與本公司於一九九七年九月一日簽訂之職工住房服務合同及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本集團的員工繼續提供職工住房。本公司同意每年按照該等職工住房賬面淨值的6%支付服務費。此職工住房服務合同將於二零零七年十二月三十一日到期。

(d) 根據廣藥集團與本公司於一九九七年九月一日簽訂之租賃協議及辦公樓租賃協議，廣藥集團授權本集團使用若干樓宇作為貨倉及辦公樓，為期三年，每年按固定租金收費並會按照由廣州市房地產管理局厘定之標準租金作出調整，加上按實際使用量支付之公用設施及其它雜項費用。該協議已於二零零三年八月三十一日到期。

(e) 與共同控制實體，聯營公司及其附屬公司之銷售及採購是以相近於與第三方交易的條款進行的。

(f) 報告期內，廣藥集團以土地、機器設備和房屋建築物等固定資產向本公司其中一家附屬公司廣州漢方現代中藥研究開發有限公司投入註冊資本(附註二十五(c))。

三十 主要附屬公司

以下是於二零零三年十二月三十一日的主要附屬公司:

名稱	應佔權益百分比(%)		註冊資本人民幣	主要業務
	直接	間接		
廣州中一藥業有限公司[2]	97.02	—	166,000,000	生產中成藥
廣州陳李濟藥廠[1]	100.00	—	94,000,000	生產中成藥
廣州奇星藥廠[1]	100.00	—	82,416,741	投資控股
廣州敬修堂(藥業)股份有限公司[3]	88.40	—	86,232,345	生產中成藥
廣州潘高壽藥業股份有限公司[3]	87.77	—	65,436,232	生產中成藥
廣州羊城藥業股份有限公司[3]	92.48	—	106,378,439	生產中成藥
廣州星群(藥業)股份有限公司[3]	88.99	—	77,168,904	生產中成藥
廣州醫藥有限公司[2]	96.99	—	222,000,000	西藥及醫療器材貿易
廣州市藥材公司[1]	100.00	—	69,700,000	中成藥及中藥材貿易
廣州市醫藥公司健民醫藥連鎖店[1]	—	96.99	10,694,000	批發及零售配方藥物、醫藥設備及有關產品
廣州市國欣特醫藥小商品批發部[1]	—	96.99	3,000,000	批發醫藥小商品

二十八 未來經營租賃安排

於二零零三年十二月三十一日，本集團根據土地及樓宇不可撤銷之經營租賃而於未來收取之最低租賃款項總額如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元
第一年內	**19,484**	20,352
第二至第五年內	**81,911**	101,395
	101,395	121,747

二十九 有關連人士交易

本集團在正常業務範圍內進行之重要有關聯人士交易摘要如下：

	附註	二零零三年 人民幣千元	二零零二年 人民幣千元
最終控股公司			
商標使用費	a	**7,542**	5,879
綜合服務費	b	**857**	522
福利設施服務費	c	**361**	463
租金支出	d	**2,690**	2,621
於附屬公司之資本性投資	f	**25,634**	—
共同控制實體			
銷售半製成品	e	**1,177**	631
聯營公司			
銷售製成品	e	**1,460**	1,853
同系附屬公司			
銷售製成品及原材料	e	**105,806**	85,020
採購製成品及原材料	e	**156,655**	110,890
購置建築物		**—**	69,071

(a) 根據廣藥集團與本公司於一九九七年九月一日簽訂之商標許可協議，廣藥集團授予本公司及其附屬公司一項獨佔許可權，本集團於商標許可協議簽訂日期起計十年內可使用三十八個廣藥集團擁有的商標。本公司同意按照本公司及其附屬公司的總銷售淨額的0.1%支付商標使用費。

(b) 根據廣藥集團與本公司於一九九七年九月一日簽訂之綜合服務合同，廣藥集團同意為本集團提供若干福利設施。本集團同意負責經營、管理及維修該等福利設施與及支付按照一九九七年十二月三十一日止年度該等福利設施的總折舊額而厘定的福利設施服務費，並於每年按去年福利設施服務費的10%遞增。此綜合服務合同將於二零零七年十二月三十一日到期。

二十七 承擔

(a) 資本承擔

	集團	
	二零零三年	二零零二年
	人民幣千元	*人民幣千元*
已簽約但未撥備		
土地使用權及物業	**78,730**	56,604
廠房、機器及設備	**152,271**	162,787
	231,001	219,391
已批准但未簽約		
土地使用權	**—**	—
廠房、機器及設備	**135,692**	68,401
	366,693	287,792

(b) 財務性承擔

	集團	
	二零零三年	二零零二年
	人民幣千元	*人民幣千元*
已簽約但未撥備		
非買賣證券	**2,850**	3,000
已批准但未簽約		
投資基金	**—**	8,000

(c) 經營租賃承擔

於二零零三年十二月三十一日，集團根據不可撤銷之有關土地及物業經營租賃而於未來支付之最低租賃付款總額如下：

	二零零三年	二零零二年
	人民幣千元	*人民幣千元*
第一年內	**21,441**	20,243
第二至第五年內	**32,101**	22,454
五年後	**15,813**	6,978
	69,355	49,675

二十六 僱員福利 *(續)*

(b) 住房公積金計劃

本公司及在中國境內成立的附屬公司須為僱員繳納住房公積金供款。本集團每年按僱員工資總額約8%繳納住房公積金供款。

於本年末，本集團並無任何應付而未付之住房公積金供款。(二零零二年：無)

(c) 醫療保險計劃

根據廣州市人民政府於二零零一年十二月一日頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本公司及在廣州市成立的附屬公司須參加由廣州市人民政府統籌的醫療保險計劃。在登記後一個月，在職及退休員工可享受此等醫療福利。

就每年應為僱員繳納之醫療保險供款，本集團根據僱員受雇年限按上年度本集團僱員平均工資或上年度廣州市職工平均工資的7.5%至8%計繳。

(d) 住房補貼計劃

本集團根據二零零二年七月一日的董事會決議，從二零零二年起為本公司及在中國境內成立的附屬公司的僱員提供住房補貼，前提是本公司及附屬公司須完成董事會預定之當年稅後利潤預算。然而，當年支付之住房補貼不可超過實際稅後利潤與預算稅後利潤的差額。

二十五 綜合現金流量表附註（續）

(e) 現金及現金等價物之分析

	二零零三年 人民幣千元	二零零二年 人民幣千元
銀行存款及現金	**816,889**	1,019,903
減：為獲得銀行信貸額度而繳存之抵押金	**—**	(21,119)
	816,889	998,784

二十六 僱員福利

	集團	
	二零零三年 人民幣千元	二零零二年 人民幣千元
醫療保險計劃（附註c）	**64,333**	67,955
住房補貼計劃（附註d）	**12,062**	4,154
	76,395	72,109
減：一年內應支付額，已列載於其他應付款及應計費用內	**(17,537)**	(9,134)
	58,858	62,975

根據中國有關規定，本公司及其附屬公司為在職及退休員工參加由廣州市人民政府統籌的一系列僱員福利供款計劃。除下述計劃之外，本集團並無其他重大僱員福利（包括已退休員工福利）之承諾。

(a) 養老金計劃

所有僱員在法定退休年限內均可享受退休養老福利。該福利按僱員工資之一定比例計算。本集團每年按僱員工資總額約20%繳納養老金供款。

於本年末，本集團並無任何應付而未付之養老金供款。（二零零二年:無）

二十五 綜合現金流量表附註(續)

(d) 處置一家附屬公司

	二零零三年 人民幣千元	二零零二年 人民幣千元
流動資產	(1,174)	—
負債總計	(23)	—
淨資產	(1,197)	—
出售的淨資產	(1,077)	—
股東權益重分類－保留盈餘(附註二十二)	676	—
收到的現金	4,734	—
處置附屬公司之收益	4,333	—
減：收回之投資	(2,000)	—
處置附屬公司之淨收益	2,333	—
相關稅費	(547)	—
處置附屬公司之稅後淨收益	1,786	—

出售附屬公司產生之現金流入淨額分析：

	二零零三年 人民幣千元	二零零二年 人民幣千元
處置的淨現金流入	2,734	—
減：處置公司之現金及現金等價物	(1,165)	—
處置附屬公司產生之現金流入淨額	1,569	—

二十五 綜合現金流量表附註(續)

(b) 年內融資變動分析

	股本及股份溢價		少數股東權益		銀行貸款及其他負債	
		經重列		經重列		經重列
	二零零三年	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
一月一日	**1,592,034**	1,591,305	**149,072**	127,526	**645,020**	442,680
沖回多提的股份發行費用	**—**	729	**—**	—	**—**	—
收購一家附屬公司	**—**	—	**—**	8,973	**—**	1,850
少數股東投入之現金股本	**—**	—	**7,650**	6,545	**—**	—
少數股東投入之非現金股本 (附註二十五(c))	**—**	—	**25,634**	—	**—**	—
少數股東應佔盈利	**—**	—	**12,769**	12,313	**—**	—
融資之現金流入	**—**	—	**—**	—	**236,345**	200,490
支付少數股東股息	**—**	—	**(8,933)**	(6,285)	**—**	—
減持附屬公司權益所產生的變化	**—**	—	**(3,565)**	—	**—**	—
十二月三十一日	**1,592,034**	1,592,034	**182,627**	149,072	**881,365**	645,020

(c) 不涉及現金之重大交易

於二零零三年，廣州醫藥集團有限公司(「廣藥集團」)向本集團附屬公司廣州漢方現代中藥研究開發有限公司(「廣州漢方」)增加投入註冊資本人民幣25,634,000元。廣藥集團是廣州漢方的少數股權持有者。此增資形式為土地、機器設備和房屋建築物。

二十五 綜合現金流量表附註

(a) 經營盈利與經營業務之現金流入淨額對賬表

	二零零三年 人民幣千元	經重列 二零零二年 人民幣千元
經營盈利	**307,365**	219,485
無形資產攤銷	**10,514**	10,446
折舊及攤銷	**105,655**	89,241
減值支出	**5,857**	20,029
出售合營公司之(收益)/損失	**(934)**	16
出售附屬公司之收益	**(1,786)**	—
出售買賣證券之已變現虧損	**—**	1,929
買賣證券之未變現(收益)/虧損	**(699)**	1,714
出售固定資產虧損	**4,917**	3,696
確認政府補助收入	**—**	(8,432)
利息收入	**(11,210)**	(13,475)
利息支出	**34,172**	27,918
來自非上市投資之收入	**(4,880)**	(4,652)
減持附屬公司股權而產生之收益	**(3,565)**	—
營運資金變動前之經營盈利	**445,406**	347,915
存貨增加	**(220,060)**	(11,810)
貿易應收款及其他應收款增加	**(273,606)**	(200,234)
貿易應付款及其他應付款增加	**154,528**	74,865
僱員福利增加	**—**	62,975
經營產生之現金流入淨額	**106,268**	273,711

二十四 遞延稅項(續)

遞延稅項負債	固定資產重估		研究與開發支出		合計	
	二零零三年	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
於一月一日	**44,478**	45,130	**1,395**	5,763	**45,873**	50,893
於損益賬支銷/(計入)	**(652)**	(652)	**(1,395)**	(4,368)	**(2,047)**	(5,020)
於十二月三十一日	**43,826**	44,478	**—**	1,395	**43,826**	45,873

於資產負債表中載列之數額包括：

	二零零三年	二零零二年
	人民幣千元	人民幣千元
超過十二個月撥回之遞延稅項資產	**26,145**	29,153
超過十二個月撥回之遞延稅項負債	**43,174**	45,221

二十四 遞延稅項

遞延稅項採用負債法就暫時性差異按主要稅率33%(二零零二年：33%)作全數撥備。

遞延稅項負債/(資產)之變動如下：

	集團 二零零三年 人民幣千元	二零零二年 人民幣千元
於一月一日	**(26,589)**	3,752
於損益賬支銷/(計入)(附註五)	**13,882**	(30,341)
於十二月三十一日	**(12,707)**	(26,589)

其中，遞延稅項人民幣652,000元(二零零二年：人民幣652,000元)為從股東權益中的重估增值(附註二十二(a))轉至保留盈餘。其為土地及樓宇、廠房、機器及設備的實際折舊額與基於歷史成本折舊額的差異產生之遞延稅項。

年內遞延稅項資產及負債之變動如下：

遞延稅項資產	撥備		資產減值		僱員福利		其他		合計	
	二零零三年 人民幣千元	二零零二年 人民幣千元	**二零零三年 人民幣千元**	二零零二年 人民幣千元	**二零零三年 人民幣千元**	二零零二年 人民幣千元	**二零零三年 人民幣千元**	二零零二年 人民幣千元	**二零零三年 人民幣千元**	二零零二年 人民幣千元
於一月一日	**(25,335)**	(24,785)	**(18,699)**	(18,902)	**(23,387)**	—	**(5,041)**	(3,454)	**(72,462)**	(47,141)
於損益賬支銷/(計入)	**6,164**	(550)	**11,350**	203	**1,623**	(23,387)	**(3,208)**	(1,587)	**15,929**	(25,321)
於十二月三十一日	**(19,171)**	(25,335)	**(7,349)**	(18,699)	**(21,764)**	(23,387)	**(8,249)**	(5,041)	**(56,533)**	(72,462)

二十三 長期負債

	集團	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
銀行貸款		
有抵押	**59,500**	32,000
無抵押	**77,680**	57,680
	137,180	89,680
長期負債之一年內應償還額	**(30,000)**	—
	107,180	89,680

以上銀行貸款分析如下：

五年內應全部償還額	**137,180**	89,680
五年內非全部償還額	**—**	—
	137,180	89,680

於二零零三年十二月三十一日，本集團銀行貸款應付分析如下：

一年內	**30,000**	—
第二年	**47,680**	89,680
第三至第五年	**59,500**	—
五年以上	**—**	—
	137,180	89,680

二十二 儲備(續)

(b) 盈餘公積金(續)

任意盈餘公積金

根據中國有關法規，並須經股東大會決議，任意盈餘公積金可用於彌補虧損、增加資本及分派股息。

(c) 股息

	二零零三年 ***人民幣千元***	二零零二年 *人民幣千元*
擬派末期每股股息人民幣0.06元 (二零零二年:人民幣0.06元)	**48,654**	48,654

董事於二零零四年三月二十六日召開會議並宣佈普通股每股分派末期股息人民幣0.06元。擬派股息在相關科目不再作為應付股利反映，惟將於截至二零零四年十二月三十一日止年度列作保留盈餘分派。

(d) 盈利分配

公司的淨利潤應按下列順序分配：

(i) 彌補虧損；

(ii) 轉入法定盈餘公積金；

(iii) 轉入法定公益金；

(iv) 轉入任意盈餘公積金 - 由董事建議；及

(v) 派發股息。

根據本公司章程，可供本公司股東分配之盈利乃按照中國會計準則及制度計算之數額與按照香港普遍採納會計原則計算之數額兩者孰低而定。按照香港普遍採納會計原則計算，本公司於二零零三年十二月三十一日可供股東分配之盈利為人民幣76,050,000元(二零零二年：人民幣57,704,000元)。

二十二 儲備（續）

(a) 資本公積金

轉出保留盈餘的項目包括：

- 人民幣254,000元（二零零二年：人民幣3,204,000元）為二零零三年收到之政府補助收入減去少數股東權益的淨額。
- 人民幣3,565,000元（二零零二年：無）為由於減持一家附屬公司股權而產生之收益。
- 人民幣4,922,000元（二零零二年：無）為確認長期未支付之應付款項減去少數股東權益的淨額。

轉至保留盈餘的項目包括：

- 人民幣1,323,000元（二零零二年：人民幣1,323,000元）為固定資產評估增值部分之折舊減去相應之遞延税項的淨額。

(b) 盈餘公積金

根據有關法例、規則及公司章程（如適用），本公司及其於中國成立的附屬公司，共同控制實體及聯營公司（「中國公司」）須於宣派或支付股息前將個別之除税後盈利轉入若干盈餘公積金。

法定盈餘公積金

中國公司須提取相等於按根據中國會計準則及制度計算之除税後盈利10%之金額轉入法定盈餘公積金。若法定盈餘公積金餘額已達其公司註冊資本50%時可不再提取，任何額外之提取須經董事提議。法定盈餘公積金只可用於彌補以往年度虧損或增加股本。

法定公益金

中國公司須提取相等於按根據中國會計準則及制度計算之除税後盈利5%至10%之金額轉入法定公益金。法定公益金只可用於員工集體福利設施之資本性支出，除於清盤時，並不能分配予股東。

二十二 儲備(續)

	公司					
	股份溢價	資本公積金(附註a)	法定盈餘公積金(附註b)	法定公益金(附註b)	保留盈餘(附註b)	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零二年一月一日	780,405	394,259	57,096	44,411	63,448	1,339,619
二零零一年已派末期股息	—	—	—	—	(48,654)	(48,654)
本年度盈利	—	—	—	—	65,679	65,679
轉撥	—	—	15,179	7,590	(22,769)	—
沖回多計提的股份發行費用	729	—	—	—	—	729
二零零二年十二月三十一日	781,134	394,259	72,275	52,001	57,704	1,357,373
組成如下:						
二零零二年擬派末期股息(附註c)					48,654	
其他					9,050	
二零零二年十二月三十一日之保留盈餘					57,704	
二零零三年一月一日	781,134	394,259	72,275	52,001	57,704	1,357,373
二零零二年已派末期股息	—	—	—	—	(48,654)	(48,654)
本年度盈利	—	—	—	—	92,093	92,093
轉撥	—	3,565	14,352	7,176	(25,093)	—
二零零三年十二月三十一日	**781,134**	**397,824**	**86,627**	**59,177**	**76,050**	**1,400,812**
組成如下:						
二零零三年擬派末期股息(附註c)					48,654	
其他					27,396	
二零零三年十二月三十一日之保留盈餘					**76,050**	

二十二 儲備 (續)

	集團						
	股份溢價	資本公積金 (附註 a)	法定盈餘公積金 (附註 b)	法定公益金 (附註 b)	任意盈餘公積金 (附註 b)	保留盈餘	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零三年一月一日，如前呈報	781,134	443,355	160,635	109,729	66,066	83,247	1,644,166
會計政策之變動							
一 遞延税項負債淨額							
之撥備(附註二十四)	—	(53,184)	—	—	—	52,198	(986)
二零零三年一月一日，經重列	781,134	390,171	160,635	109,729	66,066	135,445	1,643,180
本年度盈利	—	—	—	—	—	146,667	146,667
二零零二年已派末期股息	—	—	—	—	—	(48,654)	(48,654)
轉撥	—	7,418	33,978	24,893	21,821	(88,110)	—
出售附屬公司後撥往損益賬之儲備	—	—	(307)	(163)	(206)	—	(676)
二零零三年十二月三十一日	**781,134**	**397,589**	**194,306**	**134,459**	**87,681**	**145,348**	**1,740,517**
組成如下：							
二零零三年擬派末期股息(附註c)						48,654	
其他						96,694	
二零零三年十二月三十一日之保留盈餘						**145,348**	
本公司及附屬公司	781,134	397,589	194,306	134,459	87,681	150,904	1,746,073
聯營公司	—	—	—	—	—	(5,556)	(5,556)
	781,134	**397,589**	**194,306**	**134,459**	**87,681**	**145,348**	**1,740,517**

(按香港普遍採納會計原則編制)

二十一 股本

	已註冊，發行及繳足股本			
	二零零三年		二零零二年	
	股數	**人民幣千元**	股數	人民幣千元
國家股	**513,000,000**	**513,000**	513,000,000	513,000
H股	**219,900,000**	**219,900**	219,900,000	219,900
A股	**78,000,000**	**78,000**	78,000,000	78,000
合計	**810,900,000**	**810,900**	810,900,000	810,900

二十二 儲備

	集團						
	股份溢價	資本公積金 (附註 a)	法定盈餘公積金 (附註 b)	法定公益金 (附註 b)	任意盈餘公積金 (附註 b)	保留盈餘	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零二年一月一日，如前呈報	780,405	440,151	120,402	92,758	37,861	125,953	1,597,530
會計政策之變動							
一遞延稅項負債淨額之撥備(附註二十四)	—	(51,861)	—	—	—	44,281	(7,580)
二零零二年一月一日，經重列	780,405	388,290	120,402	92,758	37,861	170,234	1,589,950
二零零一年已派末期股息	—	—	—	—	—	(48,654)	(48,654)
本年度盈利	—	—	—	—	—	101,155	101,155
轉撥	—	1,881	40,233	16,971	28,205	(87,290)	—
沖回多計提的股份發行費用	729	—	—	—	—	—	729
二零零二年十二月三十一日	781,134	390,171	160,635	109,729	66,066	135,445	1,643,180
組成如下：							
二零零二年擬派末期股息(附註c)						48,654	
其他						86,791	
二零零二年十二月三十一日之保留盈餘						135,445	
本公司及附屬公司	781,134	390,171	160,635	109,729	66,066	172,394	1,680,129
共同控制實體	—	—	—	—	—	(35,602)	(35,602)
聯營公司	—	—	—	—	—	(1,347)	(1,347)
	781,134	390,171	160,635	109,729	66,066	135,445	1,643,180

(按香港普遍採納會計原則編制)

十九 貿易及其他應付款

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
貿易應付款(附註a)	**857,682**	663,105	**—**	—
應付附屬公司款(附註b)	**—**	—	**36,407**	344
應付最終控股公司款(附註b)	**13,762**	14,099	**—**	—
其他應付款及應計費用	**399,684**	327,212	**13,956**	20,148
	1,271,128	1,004,416	**50,363**	20,492

(a) 於二零零三年十二月三十一日，貿易應付款之賬齡分析如下：

	集團	
	二零零三年	二零零二年
	人民幣千元	*人民幣千元*
一年內	**811,038**	617,433
一至二年內	**17,399**	13,695
二年以上	**29,245**	31,977
	857,682	663,105

(b) 此等應付款項為無抵押，免息及無固定還款期。

二十 短期銀行貸款

	集團	
	二零零三年	二零零二年
	人民幣千元	*人民幣千元*
有抵押	**148,300**	155,000
無抵押	**515,930**	400,340
	664,230	555,340

十八 貿易及其他應收款

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
貿易應收款(附註a)	**930,728**	689,976	**—**	—
其他應收款及預付款	**335,238**	274,599	**7,840**	5,593
應收款：				
合營企業(附註b)	**—**	3,400	**—**	—
聯營公司(附註b)	**—**	3,420	**—**	—
附屬公司(附註c)	**—**	—	**307,991**	271,013
最終控股公司與其他關聯方(附註b)	**23,809**	11,930	**3,795**	9,186
應收附屬公司股息	—	—	**62,499**	56,751
	1,289,775	983,325	**382,125**	342,543

(a) 由除銷所產生的貿易應收款一般可享受有一至三個月的信用期。於二零零三年十二月三十一日，扣除壞賬準備後貿易應收款之賬齡分析如下：

	集團	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
六個月以內	**860,302**	646,977
六個月至一年	**53,452**	39,972
一年以上	**16,974**	3,027
	930,728	689,976

對於長期未能收回的可能呆壞應收款項，經評估其狀況後，對其計提壞賬準備。

(b) 此等應收款項為無抵押，免息並於要求時即時償還。

(c) 此等應收款項為無抵押，按市場利率計息並於要求時即時償還。

十五 非買賣證券

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
非上市公司股份	**68,873**	77,802	**68,527**	70,725

於二零零三年十二月三十一日及二零零二年十二月三十一日，所有非買賣證券均為成本值扣除減值虧損準備後入賬。

於二零零三年十二月三十一日，本集團為非買賣證券計提的減值虧損準備為人民幣4,671,000元(二零零二年：無)

十六 買賣證券

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
股本證券，中國上市	**3,565**	2,742	**3,565**	2,742
其他非上市投資	**45,935**	58,452	**45,935**	58,452
	49,500	61,194	**49,500**	61,194
上市投資之市值	**4,476**	2,742	**4,476**	2,742

十七 存貨

	集團	
	二零零三年	二零零二年
	人民幣千元	*人民幣千元*
原材料	**116,341**	106,295
在製品	**62,652**	35,134
製成品	**80,768**	85,135
商品	**802,337**	613,929
生產物料	**5,802**	8,026
	1,067,900	848,519

十四 聯營公司權益

	集團	
	二零零三年 人民幣千元	二零零二年 人民幣千元
應佔資產淨值	5,292	2,930
非上市股份,按成本值	5,469	2,338

於二零零三年十二月三十一日之主要聯營公司如下:

名稱	持有之已發行股份詳情			註冊及營業地點	應佔權益百分比%	主要業務
廣州中富藥業有限公司	註冊資本	:	人民幣800,000元	中國	50	生產中成藥
明泰(泰國)實業有限公司	普通股	:	每股一泰銖	泰國	35.1	暫停營業
暨華醫療器械責任有限公司	註冊資本	:	人民幣10,000,000元	中國	24	開發、生產及銷售醫療器械
印尼三有實業有限公司	普通股	:	每股一美元	印尼	45.6	暫停營業
廣州金申醫藥科技有限公司	註冊資本	:	人民幣1,500,000元	中國	45	生產保健品

十一 在建工程

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
於一月一日	**236,616**	174,212	**4,330**	—
添置	**312,996**	134,255	**—**	4,330
收購一家附屬公司	**—**	363	**—**	—
轉予固定資產	**(243,683)**	(72,214)	**(4,330)**	—
於十二月三十一日	**305,929**	236,616	**—**	4,330

在建工程包括資本化的利息支出人民幣62,540元(二零零二年：人民幣13,487,000元)。

有關固定資產購建的政府補助收入人民幣1,317,000元已抵減該資產的帳面價值。

十二 附屬公司投資

	公司	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
非上市股份，按成本值	**1,504,535**	1,484,435

主要附屬公司詳情載於附註三十內。

十三 合營業務權益

共同控制實體

	集團	
	二零零三年	二零零二年
	人民幣千元	人民幣千元
應佔資產淨值	**—**	6,208
非上市股份，按成本值	**—**	39,644

十 固定資產（續）

公司

	樓宇 人民幣千元	廠房、機器及設備 人民幣千元	汽車 人民幣千元	總計 人民幣千元
成本值				
二零零三年一月一日	24,028	10,970	662	35,660
添置	1,027	5,184	868	7,079
出售	—	(247)	—	(247)
二零零三年十二月三十一日	**25,055**	**15,907**	**1,530**	**42,492**
累積折舊				
二零零三年一月一日	11,169	4,706	165	16,040
本年度折舊	2,307	2,471	134	4,912
出售	—	(200)	—	(200)
二零零三年十二月三十一日	**13,476**	**6,977**	**299**	**20,752**
賬面淨值				
二零零三年十二月三十一日	**11,579**	**8,930**	**1,231**	**21,740**
二零零二年十二月三十一日	12,859	6,264	497	19,620

除了一所賬面淨值為人民幣9,919,000元（二零零二年：人民幣10,282,000元）之物業位於香港外，集團其他所有投資物業及樓宇均位於中國大陸。位於中國大陸的投資物業及樓宇的有關土地使用權由廣州土地管理局授予20至50年使用期限。

投資物業於二零零三年十二月三十一日按公開市值基準由獨立特許測量師漢華評值有限公司之葉國光先生重估。葉國光先生是特許估值測量師及註冊專業測量師。

於二零零三年十二月三十一日，集團之銀行借款是以賬面淨值人民幣118,400,000元（二零零二年：人民幣118,030,000元）的固定資產作抵押。

十 固定資產

集團

	投資物業 人民幣千元	土地使用權 人民幣千元	樓宇 人民幣千元	廠房、機器及設備 人民幣千元	汽車 人民幣千元	總計 人民幣千元
成本值或估值						
二零零三年一月一日	8,712	108,569	758,538	604,877	76,858	1,557,554
添置	—	651	30,861	24,986	16,514	73,012
轉撥自在建工程	—	—	179,836	61,298	2,549	243,683
出售	—	—	(8,558)	(26,908)	(4,701)	(40,167)
二零零三年十二月三十一日	**8,712**	**109,220**	**960,677**	**664,253**	**91,220**	**1,834,082**
累積折舊及攤銷						
二零零三年一月一日	—	14,753	159,920	304,047	46,600	525,320
本年度折舊	—	3,383	40,480	52,888	8,904	105,655
減值開支(附註三)	—	—	—	1,186	—	1,186
出售	—	—	(1,856)	(24,327)	(3,813)	(29,996)
二零零三年十二月三十一日	**—**	**18,136**	**198,544**	**333,794**	**51,691**	**602,165**
賬面淨值						
二零零三年十二月三十一日	**8,712**	**91,084**	**762,133**	**330,459**	**39,529**	**1,231,917**
二零零二年十二月三十一日	8,712	93,816	598,618	300,830	30,258	1,032,234

於二零零三年十二月三十一日，以上資產之成本值或估值分析如下：

成本值	—	109,220	960,677	664,253	91,220	1,825,370
二零零三年估值	8,712	—	—	—	—	8,712
	8,712	**109,220**	**960,677**	**664,253**	**91,220**	**1,834,082**

於二零零二年十二月三十一日，以上資產之成本值或估值分析如下：

成本值	—	108,569	758,538	604,877	76,858	1,548,842
二零零二年估值	8,712	—	—	—	—	8,712
	8,712	**108,569**	**758,538**	**604,877**	**76,858**	**1,557,554**

九 無形資產

	集團		
	職工住房改造款項 人民幣千元	專利權 人民幣千元	總計 人民幣千元
截至二零零三年十二月三十一日止年度			
期初帳面淨值	**69,017**	**—**	**69,017**
添置	**—**	**2,980**	**2,980**
攤銷支出	**(10,446)**	**(68)**	**(10,514)**
期末賬面淨值	**58,571**	**2,912**	**61,483**
於二零零三年十二月三十一日			
成本	**104,467**	**2,980**	**107,447**
累計攤銷	**(45,896)**	**(68)**	**(45,964)**
賬面淨值	**58,571**	**2,912**	**61,483**
於二零零二年十二月三十一日			
成本	104,467	—	104,467
累計攤銷	(35,450)	—	(35,450)
賬面淨值	69,017	—	69,017

	公司	
	二零零三年 人民幣千元	二零零二年 人民幣千元
職工住房改造款項		
於一月一日之淨值	**1,701**	1,944
攤銷支出	**(243)**	(243)
於十二月三十一日之淨值	**1,458**	1,701
於十二月三十一日		
成本	**2,524**	2,524
累計攤銷	**(1,066)**	(823)
賬面淨值	**1,458**	1,701

八 董事及高級管理人員酬金(續)

(b) 五位最高薪酬人士

本年度集團內五位最高薪酬人士包括四名(二零零二年：三名)董事，其酬金已載於上文分析。其餘一名(二零零二年：兩名)最高薪酬人士之酬金分析如下：

	二零零三年 **人民幣千元**	二零零二年 *人民幣千元*
基本薪金、津貼及實物利益	**140**	456
花紅	**690**	1,118
退休福利	**14**	25
	844	1,599

薪酬範圍如下：

	人數 **二零零三年**	二零零二年
薪酬		
人民幣零至1,000,000元	**1**	1
人民幣1,000,001至1,500,000元	**—**	1

八 董事及高級管理人員酬金

(a) 董事、監事及高級管理人員酬金

年內本公司的董事、監事及高級管理人員之酬金支付總額如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元
袍金		
執行董事	—	—
非執行董事	309	313
監事	—	—
執行董事之其他酬金		
基本薪金、津貼及實物利益	866	865
花紅	2,438	1,863
退休福利	57	49
監事之其他酬金		
基本薪金、津貼及實物利益	242	273
花紅	321	288
退休福利	14	12
高級管理人員之其他酬金		
基本薪金、津貼及實物利益	370	383
花紅	489	875
退休福利	28	26
	5,134	4,947

截至二零零三年十二月三十一日止年度及截至二零零二年十二月三十一日止年度，公司的董事(執行及非執行)、監事和高級管理人員共15人(二零零二年：16人)的酬金均在人民幣零元至人民幣1,000,000元的範圍內。

截至二零零三年十二月三十一日止年度及截至二零零二年十二月三十一日止年度，並無董事、監事及高級管理人員放棄其所授酬金。

五　稅項（續）

本集團有關除稅前溢利之稅項與假若採用中國企業所得稅之稅率而計算之理論稅額之差額如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元
除稅前溢利	**307,829**	196,360
按稅率33%（二零零二年：33%）計算之稅項	**101,584**	64,799
附屬公司不同稅率之影響	**(2,488)**	(2,666)
無須課稅之收入	**(13,350)**	(6,371)
不可扣稅之支出	**63,995**	50,217
稅收返還	**(1,348)**	(23,087)
稅項支出	**148,393**	82,892

本集團取得有關國內採購固定資產的所得稅優惠人民幣1,348,000元。此等所得稅優惠已沖減二零零三年度支銷之稅項。

根據廣州市財政局[2000]1063號文件規定，廣州市上市公司的企業所得稅於二零零一年按33%的法定稅率徵收後，對其中超過15%的歸屬地方政府的部分（即所得稅18%的60%）給予返還。故此二零零一年所得稅退稅率為10.8%。本公司及主要子公司於二零零一年實際所得稅率為22.2%。

於二零零二年，本集團已收到有關二零零一年下半年度已付稅款的退稅為人民幣23,087,000元。此等退稅已沖減本年度支銷之稅項。

自二零零二年起並無此等所得稅返還計劃。

集團屬下於中國以外地方成立的公司另根據彼等經營的國家的稅務法律按應課稅收入繳付所得稅。

六　股東應佔盈利

計入本公司賬目之股東應佔盈利為人民幣67,000,000元（二零零二年：人民幣42,910,000元）。

七　每股盈利

截至二零零三年十二月三十一日止年度每股盈利乃根據淨盈利人民幣146,667,000元（二零零二年：人民幣101,155,000元）及已發行普通股數810,900,000股計算（二零零二年：810,900,000股）。

四　理財成本

	二零零三年 人民幣千元	二零零二年 人民幣千元
銀行貸款之利息	**37,385**	27,918
其他附帶之借貸成本	**1,966**	1,244
產生之借貸成本總額	**39,351**	29,162
減：資本化作為在建工程之成本	**(5,179)**	(358)
	34,172	28,804

從一般借貸得來並用作開發在建工程之資金所用之資本化比率約為5.49%(二零零二年：5.49%)。

五　稅項

在綜合損益賬支銷之稅項如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元
當期稅項：		
一中國企業所得稅	**134,425**	113,123
遞延稅項暫時性差異之產生及轉回	**13,882**	(30,341)
	148,307	82,782
應佔以下實體之稅項：		
一共同控制實體	**—**	—
一聯營公司	**86**	110
稅項支出	**148,393**	82,892

中國企業所得稅乃按照本年度估計應課稅溢利主要依稅率33%(二零零二年：33%)提撥準備。

三 經營盈利

經營盈利已扣除及計入下列項目：

	二零零三年 人民幣千元	二零零二年 人民幣千元
扣除：		
固定資產之折舊及攤銷	**105,655**	89,241
無形資產攤銷	**10,514**	10,446
固定資產減值支出(附註a)	**1,186**	20,029
非買賣證券減值支出(附註c)	**4,671**	—
有關投資物業之支出	**4,030**	4,037
有關其他物業之支出	**1,840**	2,212
出售固定資產損失	**4,917**	3,696
出售合營業務損失	**—**	16
出售買賣證券之已變現虧損	**—**	1,929
買賣證券之未變現虧損	**—**	1,714
研究及開發成本	**35,536**	26,500
核數師酬金	**3,180**	3,187
員工成本：		
養老金(附註二十六(a))	**58,311**	50,537
住房公積金(附註二十六(b))	**22,113**	12,066
醫療保險(附註二十六(c))	**24,244**	97,233
住房補貼(附註二十六(d))	**19,290**	7,817
薪金、工資及其他福利支出	**436,145**	412,808
土地及樓宇經營租賃	**30,716**	27,315
計入：		
買賣證券減值準備之撥回(附註b)	**690**	—
壞帳準備之撥回	**9,437**	—
存貨撇減之撥回	**—**	785

附註:

a. *減值的成因主要由於生產線的技術改造、設備更新和顯著之市場價格下跌所引致。*

b. *買賣證券減值準備之撥回主要由於該買賣證券的市場價值回升所引致(附註十六)。*

c. *非買賣證券的減值支出主要是於資產負債表日該證券的公允價值低於其帳面價值。*

二　營業額、收益及分部資料(續)

	二零零二年(經重列)					
	製造	批發	零售	進出口	抵銷	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額						
外部	1,743,449	3,794,686	307,501	98,187	—	5,943,823
內部	25,585	250,757	8,944	28,280	(313,566)	—
總計	1,769,034	4,045,443	316,445	126,467	(313,566)	5,943,823
分部業績	194,804	74,691	7,653	2,670	(11,625)	268,193
未分配成本						(19,904)
經營盈利						248,289
理財成本						(28,804)
應佔盈利減虧損						
共同控制實體	(23,435)					(23,435)
聯營公司	310					310
除税前盈利						196,360
税項						(82,892)
除税後盈利						113,468
少數股東權益						(12,313)
淨盈利						101,155
分部資產	2,006,187	1,684,881	180,333	80,524	(271,614)	3,680,311
合營業務投資	6,208					6,208
聯營公司投資	2,930					2,930
未分配資產						720,761
總資產						4,410,210
分部負債	506,391	1,322,774	65,997	69,765	(271,614)	1,693,313
未分配負債						113,745
總負債						1,807,058
資本性開支	219,521	26,174	6,487	311		252,493
折舊	67,337	16,295	5,408	201		89,241
攤銷開支	7,401	3,015	—	30		10,446
減值開支	18,099	1,930	—	—		20,029

二 營業額、收益及分部資料(續)

	二零零三年					
	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
營業額						
外部	1,890,364	4,544,134	354,438	184,177	—	6,973,113
內部	27,648	189,671	17,015	33,568	(267,902)	—
總計	1,918,012	4,733,805	371,453	217,745	(267,902)	6,973,113
分部業績	280,038	95,055	5,205	1,565	(12,445)	369,418
未分配成本						(27,881)
經營盈利						341,537
理財成本						(34,172)
應佔盈利減虧損 聯營公司	464					464
除税前盈利						307,829
税項						(148,393)
除税後盈利						159,436
少數股東權益						(12,769)
淨盈利						146,667
分部資產	2,193,747	2,004,166	179,183	120,949	(309,913)	4,188,132
聯營公司投資	2,644					2,644
未分配資產						763,315
總資產						4,954,091
分部負債	658,459	1,642,500	63,367	71,444	(309,913)	2,125,857
未分配負債						94,190
總負債						2,220,047
資本性開支	303,812	54,732	4,145	665		363,354
折舊	80,901	20,481	4,064	209		105,655
攤銷開支	7,469	3,015	—	30		10,514
減值開支	1,186	—	—	—		1,186

二 營業額、收益及分部資料

本集團主要從事中成藥製造及銷售，以及西藥、中成藥、中藥材及各種醫療儀器的批發、零售及進出口業務。本年度列賬之收益如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元
營業額：		
銷售貨品	6,973,113	5,943,823
其他收益：		
政府補貼和其他補助收入	290	8,432
對一家附屬公司的股權沖淡而產之收入	3,565	—
出售共同控制實體之收入	934	—
出售一家附屬公司之收入	1,786	—
利息收入	11,210	13,475
投資物業之總租金收入	21,286	21,347
其他物業之總租金收入	9,201	11,060
供應商推廣收入	12,947	8,556
專利費收入	1,600	851
非上市投資之股息收入	4,880	4,652
其他	7,224	—
	74,923	68,373
總收益	7,048,036	6,012,196

集團經營以下主要業務分部：

- 製造中成藥；
- 批發西藥、中成藥、中藥材及醫療器械；
- 零售西藥、中成藥、中藥材及醫療器械；
- 進出口西藥。

集團其他業務主要為持有投資物業及非買賣證券，兩者的規模皆不足以作出獨立報告。

一 主要會計政策(續)

(n) 收益確認

銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

服務收益在服務提供後確認。

利息收入依據未償還本金額及適用利率按時間比例確認。

專利費收入按權責發生制確認。

股息收入在收取股息之權利確定時入賬。

經營租賃之租金收入按直線法確認。

從供應商處取得之推銷收入於收取該款項之權利成立時確認。

(o) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在損益賬支銷。

(p) 分部報告

按照集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分佈資料則以從屬報告形式呈列。因海外市場之業務佔本集團綜合營業額及經營業績不足10%，則毋須呈列地區營業額和經營業績之分析。

未分配成本指集團整體性開支。分部資產主要包括無形資產、固定資產、存貨、應收款項及經營現金，不包括之項目主要為證券投資及投資物業。分部負債指經營負債，而不包括例如税項及若干企業借款等項目。資本性開支包括購入固定資產和在建工程的費用，當中包括因收購附屬公司而添置之資產。

一 主要會計政策(續)

(l) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在賬目之賬面值兩者之短暫時差作全數撥備。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率厘定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算之盈利與賬目所示之盈利二者間之時差，根據預期於可預見將來支付或可收回之負債及資產而按現行稅率計算。採納新訂之會計準則第12號構成會計政策之變動並已追溯應用，故比較數字已重列以符合經修訂之政策。

如賬目附註二十二所詳述，二零零二年及二零零三年一月一日之期初保留盈餘已分別增加人民幣37,550,000元及人民幣43,492,000元，為未撥備遞延稅項資產淨額。二零零二年及二零零三年一月一日之期初資本公積金已分別減少了人民幣45,130,000元和人民幣44,478,000元，為未撥備之固定資產重估增值部分相應之遞延稅項負債。此固定資產重估增值是本公司於1997年評估產生的。上述調整導致二零零二年十二月三十一日之遞延稅項資產及遞延稅項負債分別增加人民幣49,075,000元及人民幣45,873,000元。截至二零零二年十二月三十一日止年度之盈利金額已增加人民幣6,594,000元。

(m) 或然負債及或然資產

或然負債指因為已發生的事件而可能引起之責任，此等責任就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若資源流出之可能性改變導致可能出現資源消耗，此等負債將被確認拔備。

或然資產指因已發生的事件而可能產生之資產，此等資產需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。

或然資產不會被確認，但會於可能收到經濟收益時在賬目附註中披露。若實質確定有收到經濟收益時，此等效益才被確認為資產。

一 主要會計政策(續)

(h) 存貨

存貨包括製成品及在製品，按成本值或可變現淨值二者之較低者入賬。成本值以先進先出法計算，並包括原材料、直接人工及所有生產經常開支之應佔部分。可變現淨值乃按預計銷售所得款扣除估計營銷費用計算。

(i) 應收賬款

凡被視為呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關之準備金。

(j) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金、銀行通知存款，三個月或以內到期的現金投資及銀行透支。

(k) 僱員福利

(i) 養老金

集團根據廣州市人民政府設立之退休計劃而繳納之供款，於員工服務提供期間確認為費用。

(ii) 住房福利

集團根據廣州市人民政府設立之住房公積金計劃而繳納之供款，於員工服務提供期間確認為費用。

集團設立及實施住房補貼計劃之開支，在有關法定或約定義務之條件成立時確認為費用。

(iii) 醫療保險

集團根據廣州市人民政府設立之醫療保險供款計劃，為在職僱員繳納的醫療保險金在該僱員服務期間確認為費用。

為退休及將予退休員工而計提之醫療保險金，按其過往所提供之服務年限預提列支。倘有關供款無需在未來十二個月內全數支付，則供款採用折讓率折讓。該折讓率參考高質投資項目於結算日之市場收益率厘定。

關於集團僱員福利之詳情見附註二十六。

一　主要會計政策(續)

(e) 政府補貼

當能夠合理地保證集團會符合附帶條件以及補貼將可收取時，政府補貼確認入賬。

與收入有關之補貼遞延，於擬補償之成本支銷期間在損益賬中確認。

與購買固定資產有關之政府補貼列作非流動負債下之遞延收入，並按有關資產之預計可用年期以直線法計入損益賬。

(f) 經營租賃

經營租賃是指擁有資產之風險及回報實質上全部由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益賬中支銷。

(g) 證券投資

(i) 非買賣證券

非買賣證券按成本值減任何耗蝕準備入賬。

個別投資之賬面值在每年結算日均作檢，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須撇減至其公平值。耗蝕虧損在損益賬中支銷。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項耗蝕虧損撥回損益表。

(ii) 買賣證券

買賣證券按公平值列賬。在每年結算日，買賣證券之公平值變動而引致之未變現盈虧淨額均在損益賬記賬。出售買賣證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益賬記賬。

一 主要會計政策(續)

(d) 固定資產(續)

(ii) 物業、機器及設備(續)

其他固定資產以原值減累計折舊及累計減值虧損列賬。折舊以直線基準按預計可被集團使用的年期撇銷原值減累計減值虧損及估計餘值計算。固定資產的預計可使用年期如下：

廠房、機器及設備	5至15年
汽車及辦公設備	5至10年

(iii) 減值與出售盈虧

在每年結算日，在建工程、廠房、機器及設備項內之資產皆透過集團內部及外界所獲得的信息，評核該等資產有否耗蝕。如有迹象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益賬內支銷，但假若某資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，此等虧損則當作重估減值。

除出售投資物業之收益或虧損外，出售固定資產之收益或虧損將列算於損益賬內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。任何屬於被出售的資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

(iv) 在建工程

在建工程乃按成本減累計減值虧損入賬。成本包括收購或建築樓宇、廠房及機器的所有直接及間接成本，以及於投產日期前在興建、安裝及測試期間發生的有關借貸的利息支出。當機器可以持續生產出商業數量的具可銷售質量之產品，則視為已經投產。

一　主要會計政策(續)

(c) 無形資產(續)

(iv) 研究及開發成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產，並以直線法按不超過5年之期間攤銷，以反映相關經濟效益確認之模式。不符合上述條件之開發成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

(v) 無形資產耗蝕

如有迹象顯示出現耗蝕，則無形資產之賬面值，包括之前已在儲備記賬之商譽，均需評估及即時撇減至可收回價值。

(d) 固定資產

(i) 投資物業

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

投資物業皆由獨立估值師每年評估。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後任何增值將撥入經營盈利，惟最高以先前扣減之金額為限。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備轉撥至損益賬。

(ii) 物業、機器及設備

土地使用權及投資物業以外之樓宇按成本減除累計折舊及累計減值虧損列賬。

土地使用權之成本扣除累計減值虧損後按其剩餘之土地使用年期分20至50年以直線基準攤銷。

樓宇折舊之計算乃按原值減除累計減值虧損及估計餘值後按直線基準就其剩餘之土地使用年期分20至50年或預計被集團使用的年期兩者之較短者提取。

一 主要會計政策(續)

(c) 無形資產

(i) 商譽/負商譽

商譽指收購成本超出於收購日集團應佔所收購附屬公司/合營企業/聯營公司之淨資產之數額。

於二零零一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期以直線法攤銷。本集團進行大型策略性收購以開拓產品或地區市場佔有率所產生之商譽，以不多於15年之期間攤銷。所有其他收購商譽，一般以5至10年之期間攤銷。

於二零零一年一月一日前產生之收購商譽已於儲備中對銷。若該商譽有耗蝕，所產生之任何減值均記入損益賬。

負商譽指本集團應佔所購淨資產之公平值超出收購成本之數額。

於二零零一年一月一日後進行之收購，負商譽於資產負債表內之分類方式與商譽一樣。涉及本集團收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽，於未來虧損及開支可予確認時在損益賬內確認，惟此等負商譽不代表收購日之可予識別負債。任何剩餘負商譽，以不超過購入非貨幣性資產之公平值為限，按該等資產餘下之加權平均可用年期在損益賬內確認；而超出該等非貨幣性資產公平值之負商譽乃即時於損益帳內確認。

在二零零二年一月一日前進行之收購，負商譽已直接計入收購儲備。

(ii) 專利權

購入專利權之開支將予資本化，並以直線法按不超過20年之可使用年期攤銷。由於專利權並無活躍市場，故其價值不會進行重估。

(iii) 職工住房改造款

職工住房改造款是指集團於二零零零年前為其職工購置職工住房所付出的款項。該款項被列為資產。此項成本以直線法按不超過10年之期間攤銷，以反映相關經濟效益確認之模式。上述之相關經濟效益是按職工的平均剩餘服務年而作出評估。

一 主要會計政策(續)

(b) 集團會計(續)

(ii) 合營業務

合營業務指集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益賬包括集團應佔共同控制實體本年度業績，而綜合資產負債表則包括集團應佔共同控制實體之資產淨值。

(iii) 聯營公司

聯營公司為附屬公司或合營企業以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益賬包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

在本公司之資產負債表內，聯營公司之投資以成本值減去減值虧損準備列賬。本公司將聯營公司之業績按已收及應收股息入賬。

(iv) 外幣換算

本公司及其附屬公司的賬目均是以人民幣為記賬本位幣。

以外幣為本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兑盈虧均計入損益賬。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益賬則按平均匯率折算。由此產生之匯兑盈虧作為儲備變動入賬。

一 主要會計政策

編制此等賬目所採用之主要會計政策列載如下：

(a) 編制基準

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之會計標準編制。賬目並依據歷史成本常規法編制，惟若干物業及證券投資乃按公平值列賬（見下文會計政策）。

於本年度，本集團採納由香港會計師公會頒佈之會計準則第35號「政府補貼及政府資助之披露」及會計準則第12號「所得税」，分別於二零零二年七月一日及二零零三年一月一日或以後開始之會計期間生效。

本集團採納此等新會計政策之影響載列於附註(I)。

(b) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

附屬公司指本公司直接或間接控制過半數投票權；有權控制財政及營運決策；委任或撤換董事會大多數成員；或在董事會會議上有大多數投票權之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額，連同之前並未在綜合損益賬內支銷或入賬之任何未攤銷商譽或負商譽，或已在儲備記賬之商譽/負商譽，以及任何相關之累積外幣匯兑儲備。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

綜合現金流量表

	附註	二零零三年 人民幣千元	經重列 二零零二年 人民幣千元
經營產生之現金流入淨額	25(a)	**106,268**	273,711
支付利息		**(34,252)**	(27,918)
支付税項 - 中國企業所得税		**(131,633)**	(94,200)
經營活動之現金(流出)/流入淨額		**(59,617)**	151,593
投資活動			
購置固定資產		**(46,620)**	(100,936)
在建工程支出		**(314,313)**	(134,255)
購置無形資產		**(2,980)**	—
出售固定資產		**5,254**	11,072
出售一家附屬公司,扣除售出之現金	25(d)	**1,569**	—
收取政府補貼		**23,075**	30,968
收取利息		**11,202**	13,475
收購一家附屬公司,扣除購入之現金		—	2,285
收取投資股息		**3,671**	4,652
收取聯營公司股息		**281**	182
出售買賣證券		**20,000**	3,151
購入買賣證券		**(8,000)**	—
出售合營業務所得之收入		—	173
購入聯營公司		**(1,675)**	—
購入非買賣證券		**(150)**	(29,468)
投資活動之現金流出淨額		**(308,686)**	(198,701)
理財前之現金流出淨額		**(368,303)**	(47,108)
理財活動	25(b)		
少數股東投入之股本		**7,650**	6,545
應付新借貸款		**882,685**	662,310
償還借款		**(646,340)**	(461,820)
派發股息		**(48,654)**	(48,654)
派發予少數股東之股息		**(8,933)**	(6,285)
理財活動之現金流入淨額		**186,408**	152,096
現金及現金等價物之(減少)/增加		**(181,895)**	104,988
一月一日之現金及現金等價物		**998,784**	893,796
十二月三十一日之現金及現金等價物	25(e)	**816,889**	998,784

截至二零零三年十二月三十一日止年度
（按香港普遍採納會計原則編制）

	附註	二零零三年 人民幣千元	二零零二年 人民幣千元
於一月一日之總權益，如前呈報		**2,455,066**	2,408,430
修訂會計政策之影響	22	**(986)**	(7,580)
於一月一日之總權益，經重列		**2,454,080**	2,400,850
本年度盈利	22	**146,667**	101,155
出售附屬公司後撥往損益賬之儲備	22	**(676)**	—
股息	22	**(48,654)**	(48,654)
股份發行費用	22	**—**	729
於十二月三十一日之總權益		**2,551,417**	2,454,080

二零零三年十二月三十一日結算
(按香港普遍採納會計原則編制)

	附註	二零零三年 人民幣千元	經重列 二零零二年 人民幣千元
非流動資產			
無形資產	9	**1,458**	1,701
固定資產	10	**21,740**	19,620
在建工程	11	—	4,330
附屬公司投資	12	**1,504,535**	1,484,435
聯營公司權益		**2,648**	—
非買賣證券	15	**68,527**	70,725
		1,598,908	1,580,811
流動資產			
其他應收款	18	**382,125**	342,543
買賣證券	16	**49,500**	61,194
銀行結餘及現金		**231,542**	204,624
		663,167	608,361
流動負債			
其他應付款	19	**50,363**	20,492
應付税項		—	407
		50,363	20,899
流動資產淨額		**612,804**	587,462
總資產減流動負債		**2,211,712**	2,168,273
資金來源：			
股本	21	**810,900**	810,900
儲備	22	**1,400,812**	1,357,373
		2,211,712	2,168,273

蔡志祥 *董事*　　　　**李益民** *董事*

二零零三年十二月三十一日結算
(按香港普遍採納會計原則編制)

	附註	二零零三年 人民幣千元	經重列 二零零二年 人民幣千元
非流動資產			
無形資產	9	**61,483**	69,017
固定資產	10	**1,231,917**	1,032,234
在建工程	11	**305,929**	236,616
合營業務權益	13	—	6,208
聯營公司權益	14	**5,292**	2,930
非買賣證券	15	**68,873**	77,802
遞延税項資產	24	**56,533**	72,462
		1,730,027	1,497,269
流動資產			
存貨	17	**1,067,900**	848,519
貿易及其他應收款	18	**1,289,775**	983,325
買賣證券	16	**49,500**	61,194
銀行結餘及現金		**816,889**	1,019,903
		3,224,064	2,912,941
流動負債			
貿易及其他應付款	19	**1,271,128**	1,004,416
應付税項		**44,825**	48,774
長期負債之一年內應償還額	23	**30,000**	—
短期銀行貸款	20	**664,230**	555,340
		2,010,183	1,608,530
流動資產淨額		**1,213,881**	1,304,411
總資產減流動負債		**2,943,908**	2,801,680
資金來源：			
股本	21	**810,900**	810,900
儲備	22	**1,740,517**	1,643,180
股東權益		**2,551,417**	2,454,080
少數股東權益		**182,627**	149,072
非流動負債			
長期負債	23	**107,180**	89,680
僱員福利	26	**58,858**	62,975
遞延税項負債	24	**43,826**	45,873
		2,943,908	2,801,680

蔡志祥 *董事*

李益民 *董事*

綜合損益表

	附註	二零零三年 人民幣千元	經重列 二零零二年 人民幣千元
營業額	2	**6,973,113**	5,943,823
銷售成本		**(5,576,164)**	(4,630,443)
毛利		**1,396,949**	1,313,380
其他收益	2	**74,923**	68,373
分銷成本		**(504,230)**	(442,051)
行政開支		**(606,298)**	(677,678)
其他經營開支		**(19,807)**	(13,735)
經營盈利	3	**341,537**	248,289
理財成本	4	**(34,172)**	(28,804)
應佔盈利減虧損			
共同控制實體		**—**	(23,435)
聯營公司		**464**	310
除稅前盈利		**307,829**	196,360
稅項	5	**(148,393)**	(82,892)
除稅後盈利		**159,436**	113,468
少數股東權益		**(12,769)**	(12,313)
本年淨利潤		**146,667**	101,155
股息	22(c)	**48,654**	48,654
每股盈利	7	**人民幣0.181元**	人民幣0.125元

致：廣州藥業股份有限公司全體股東
(於中華人民共和國成立的股份有限公司)

本核數師已完成審核第109頁至第155頁之賬目，該等賬目乃按照香港普遍採納之會計原則編制。

董事及核數師各自之責任

編制真實兼公平之賬目乃貴公司董事之責任。在編制該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編制賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零三年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例之披露規定妥為編制。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年三月二十六日

7. 本集團在按中國會計準則及制度編制的賬目中將形成固定資產的政府撥款確認為資本公積，而按香港普遍採納之會計原則編制的賬目中，該等補助收入遞延，並於有關資產之預計可用年期以直綫法計入損益賬。

8. 本集團在按中國會計準則及制度編制的賬目中將由於對子公司的股權沖淡而產生之收益確認為資本公積，而按香港普遍採納之會計原則編制的賬目中，該等收益於當期損益賬中確認，並由稅後利潤轉撥至資本公積。

9. 此項差異為在按中國會計準則及制度編制的賬目中於稅後利潤計提之職工福利基金。而按香港普遍採納之會計原則編制的賬目中，該等職工福利及獎勵基金於當期損益賬中支銷。

10. 本集團在按中國會計準則及制度編制的賬目中將應付款項的核銷確認為資本公積。而按香港普遍採納之會計原則編制的賬目中，該等應付款項的核銷於損益賬中確認，並由稅後利潤轉撥至資本公積。

11. 由於上述調整使按香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤存在差異，因而引致少數股東權益產生差異。

差異說明

1. 此項差異為在香港普遍採納之會計原則編制的賬目中已於以前年度計提之應收賬款壞賬準備。該等準備在本年度或已在按中國會計準則及制度編制的賬目中計提或有證據顯示已計提壞賬準備的應收款項回收可能性增大，因而在香港普遍採納之會計原則編制的賬目中予以回轉。

2. 此職工住房改造款為二零零零年本集團職工向本集團購買職工住房發生之房改損失。按照香港普遍採納之會計原則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

3. 本集團在一九九七年H股上市時，集團資產由一國際評估師進行重估。該重估增值已反映於按香港普遍採納之會計原則編制之賬目中，而不被反映在按中國會計準則及制度編制之賬目中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

4. 於二零零三年以前，在按中國會計準則及制度編制的賬目中，本集團按照銷售收入之一定比例計提研究開發費用。然而，於二零零三年及以後年度，在按中國會計準則及制度編制的賬目中，本集團改變研究開發費用計提的會計政策，改由根據法定或約定之責任和可靠之估算進行計提，與按香港普遍採納之會計原則的處理方法一致。對於按中國會計準則及制度在二零零三年以前計提並於二零零三年度使用之研究開發費用，按香港普遍採納之會計原則於二零零三年度損益賬中支銷。

5. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編制的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計原則不採納現金收付實現制。

6. 本集團在按中國會計準則及制度編制的賬目中未計提遞延稅項，而在按香港普遍採納之會計原則編制的賬目中，採用負債法就所有之短暫時差作全數撥備遞延稅款負債，就有可能將未來應課稅盈利與可動用之短暫時差抵銷確認遞延稅款資產。

(1) 其他業務利潤本年累計數比上年累計數增加11,533千元，增幅36.27%，主要原因是：本集團本年度為藥品生產商提供新產品市場調查服務，相應增加諮詢費收入3,394千元及將部分倉庫出租，相應增加倉儲收入3,577千元；

(2) 經營活動產生的現金流量淨額比上年下降104.04%，主要是由於本集團本年年末應收賬款及存貨增加而佔用了資金所致。

十七、按中國會計準則及制度與香港普遍採納之會計原則計算的淨資產與淨利潤的差異說明

		集團	
	附註	**2003年12月31日** **人民幣千元**	經重列 2002年12月31日 *人民幣千元*
按中國會計準則及制度編制之淨資產		**2,429,476**	2,335,583
壞帳準備	1	**—**	(26,067)
資本化之無形資產	2	**58,571**	69,017
固定資產重估價值差異	3	**132,808**	134,783
多計提的研究開發費用	4	**—**	4,228
計提之過渡性醫療保險	5	**(66,782)**	(71,762)
計提之遞延稅款	6	**12,708**	26,590
回轉冲銷的應付款項	10	**—**	(5,144)
少數股東權益差異	11	**(15,364)**	(13,148)
按香港普遍採納之會計原則編制之淨資產		**2,551,417**	2,454,080

		2003年度 **人民幣千元**	經重列 2002年度 *人民幣千元*
按中國會計準則及制度編制之淨利潤		**139,795**	158,478
無形資產之攤銷	2	**(10,446)**	(10,446)
固定資產重估增值部分所計提之折舊	3	**(1,975)**	(1,975)
補計研究開發費用	4	**(4,228)**	(8,530)
確認之政府補助收入	7	**290**	3,600
回轉/(計提)之過渡性醫療保險	5	**4,980**	(71,762)
(支銷)/計入之遞延稅款	6	**(13,882)**	30,341
於稅後利潤計提之職工福利基金	9	**(2,507)**	(2,144)
本年度回轉的壞帳準備	1	**26,067**	—
確認由於對子公司的股權冲淡而產生之收益	8	**3,565**	—
確認核銷的應付款項	10	**7,224**	—
少數股東權益的變動差異	11	**(2,216)**	3,593
按香港普遍採納之會計原則編制之淨利潤		**146,667**	101,155

十一、承諾事項

截至2003年12月31日止，本集團的重要承諾事項如下：

貨幣單位：人民幣千元

	本年數	上年數
已簽約未支付的工程及設備支出	**231,101**	159,643
已簽約未支付的租賃支出	**69,355**	49,675
承諾認購的證券投資基金	**—**	8,000

十二、資產負債表日後事項中的非調整事項

1. 根據本公司與廣藥集團於2004年2月6日簽訂的《產權交易合同》，廣藥集團將其持有的廣州醫藥集團盈邦營銷有限公司51%的股權轉讓給本公司。本公司已於2004年2月27日將股權受讓價款3,888,713.99元一次性支付給廣藥集團，從而取得廣州醫藥集團盈邦營銷有限公司51%的股權。

2. 經本公司董事會建議，2003年度的利潤分配方案中股利分配方案是：2003年度每股擬派發股息0.06元，按總股本810,900,000股計算，合共派發股息48,654,000.00元。

十三、債務重組事項

截至2003年12月31日止，本集團沒有發生債務重組事項。

十四、非貨幣性交易

截至2003年12月31日止，本集團沒有發生重大非貨幣性交易事項。

十五、其他重要事項

本集團擬於2004年解散子公司深圳市奇星藍藻生物有限公司及廣州陳李濟星馬有限公司，並進行清算。

十六、會計報表數據變動項目分析

於二零零三年十二月三十一日及二零零二年十二月三十一日，比較合併資產負債表各科目金額變動幅度超過30%，且該科目金額佔本公司及其子公司二零零三年十二月三十一日資產總額5%以上的項目及合併利潤表各科目金額變動幅度超過30%，且該科目金額佔本公司及其子公司二零零三年度利潤總額10%以上的項目變動列示如下：

貨幣單位：人民幣元

			差異變動	
項目	**2003年度**	**2002年度**	**金額**	**變動幅度%**
其他業務利潤(1)	43,331,577.75	31,799,024.38	11,532,553.37	36.27
經營活動產生的現金流量淨額(2)	(6,830,395.98)	169,014,289.92	(175,844,685.90)	(104.04)

(8) 預付租金

根據本公司與廣藥集團於1998年8月28日簽訂的協議書，廣藥集團同意本公司租用其擴建的新辦公大樓的部分場地。本公司支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓擴建工程，本公司已根據上述協議書的規定向廣藥集團預付租金6,000千元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的辦公樓租金。租賃年期為預付租金完全抵扣為止，截至2003年12月31日止，預付租金餘額為5,448千元。

十、或有事項

1) 集團

截止2003 年12 月31 日，本集團不存在任何對外擔保。

2) 公司

截止2003 年12 月31 日，本公司對控股子公司提供如下擔保：

貨幣單位：人民幣千元

被擔保單位名稱	擔保事項	金額	期限
廣州醫藥有限公司	流動資金借款	360,000	1年
廣州醫藥有限公司	商業(銀行)承兑匯票貼現	71,500	1年
廣州市藥材公司	流動資金借款	35,000	1年
廣州市藥材公司	商業(銀行)承兑匯票貼現	29,520	1年
醫藥進出口公司	流動資金借款	22,000	1年
醫藥進出口公司	最高額擔保	3,110	1年
合計		521,130	

(5) 提供或接受勞務

貨幣單位：人民幣千元

項目	註	**本年累計數**	上年累計數
職工住房服務費	[1]	**361**	463
綜合服務費	[2]	**857**	522
		1,218	985

註[1] 根據本公司與廣藥集團於1997年9月1日簽訂的職工住房服務合同，以及於1997年12月31日所發出的補充通告，廣藥集團同意為本公司的員工繼續提供職工住房。本公司按照上述職工住房賬面淨值的6%支付服務費。上述職工住房服務合同將於2007年12月31日期滿。

註[2] 根據本公司與廣藥集團於1997年9月1日簽訂的綜合服務合同，廣藥集團為本公司提供若干福利設施，本公司負責經營、管理及維修這些福利設施，並按照截至1997年末止這些福利設施的累計折舊厘定服務費，服務費每年按上年度水平的10%遞增。此綜合服務合同將於2007年12月31日期滿。

(6) 租賃

根據本集團與廣藥集團於1997年9月1日簽訂的租賃協議及辦公樓租賃協議，本集團租用廣藥集團若干樓宇作倉庫及辦公樓用途，其中辦公樓租賃協議為期3年，期滿續租，每年支付固定租金(參考廣州市房地產管理局制定的標準租金進行調整)；其餘物業租賃協議將於2007年9月1日期滿，以及按實際使用量支付公用設施和其他雜項費用。

根據本公司與廣藥集團於2004年2月6日簽訂的辦公樓租賃協議，本公司於2003年1月1日起租用廣藥集團沙面北街45號後座，每年支付固定租金(參考廣州市房地產管理局制定的標準租金進行調整)，租期為預付租金抵扣完畢為止。

本公司本年度應向廣藥集團支付上述租金3,242千元(上年度：2,621千元)。

(7) 許可協議

根據本集團與廣藥集團於1997年9月1日簽訂的商標許可協議，本集團於商標許可協議簽訂日起計10年內可使用38個廣藥集團擁有的商標，並按照本集團的銷售淨額的千分之一支付商標使用費。此商標許可協議將於2007年9月1日期滿。本集團本年度應向廣藥集團支付上述商標許可使用費7,542千元(上年度：5,879千元)。

應付帳款		
廣州僑光制藥廠	**987**	20
廣州明興制藥廠	**487**	59
廣州天心藥業股份有限公司	**438**	322
廣州何濟公制藥廠	**106**	127
廣州光華藥業股份有限公司	**782**	584
廣州衛生材料廠	**962**	345
廣州華南醫療器械有限公司	**23**	—
廣州市醫藥物資供應公司	**22**	—
廣州醫藥集團盈邦營銷有限公司	**844**	517
廣州醫藥經濟拓展公司	**17**	—
保聯拓展有限公司	**361**	3,311
廣州醫藥工業研究所	**18**	18
廣州白雲山制藥總廠	**47**	—
廣州白雲山中藥廠	**297**	24
其他應收款：		
廣州醫藥集團有限公司	**7,227**	8,130
廣州僑光制藥廠	**—**	197
廣州醫藥機械廠	**—**	33
廣州華南醫療器械有限公司	**100**	100
廣州醫藥集團盈邦營銷有限公司	**5,000**	5,030
保聯拓展有限公司	**8,222**	5,796
廣州中富藥業有限公司	**3**	—
其他應付款：		
廣州醫藥集團有限公司	**13,814**	10,806
廣州中富藥業有限公司	**207**	—
廣州醫藥工業研究所	**831**	—
廣州僑光制藥廠	**—**	36
廣州市醫藥物資供應公司	**—**	1,024

(3) **銷售貨物**

貨幣單位：人民幣千元

公司名稱	本年累計數	上年累計數
廣州僑光制藥廠	**37,068**	29,800
廣州明興制藥廠	**1,424**	397
廣州天心藥業股份有限公司	**17,776**	8,567
廣州何濟公制藥廠	**1,066**	—
廣州光華藥業股份有限公司	**2,767**	1,917
廣州衛生材料廠	**1,544**	2,488
廣州華南醫療器械有限公司	**1**	—
廣州醫藥集團盈邦營銷有限公司	**19,839**	29,767
廣州醫藥經濟拓展公司	**152**	288
廣州中富藥業有限公司	**1,459**	1,853
廣州醫藥工業研究所	**62**	—
廣州白雲山企業集團	**—**	5,927
廣州白雲山制藥總廠	**22,756**	5,045
廣州白雲山中藥廠	**1,352**	824
	107,266	86,873

以上銷售業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

(4) **應收應付款項**

貨幣單位：人民幣千元

	年末數	年初數
應收賬款：		
廣州僑光制藥廠	**5,572**	7,237
廣州明興制藥廠	**288**	2
廣州天心藥業股份有限公司	**3,140**	918
廣州何濟公制藥廠	**18**	17
廣州光華藥業股份有限公司	**434**	337
廣州衛生材料廠	**329**	1,142
廣州醫藥集團盈邦營銷有限公司	**1,763**	3,507
廣州醫藥經濟拓展公司	**26**	—
廣州中富藥業有限公司	**188**	477
廣州白雲山企業集團	**—**	6,414
廣州白雲山制藥總廠	**7,766**	—
廣州白雲山中藥廠	**852**	370

(2) 採購貨物

貨幣單位：人民幣千元

公司名稱	本年累計數	上年累計數
廣州僑光制藥廠	**26,602**	15,798
廣州明興制藥廠	**24,975**	18,106
廣州天心藥業股份有限公司	**6,815**	6,259
廣州何濟公制藥廠	**3,081**	1,264
廣州光華藥業股份有限公司	**29,538**	26,480
廣州藥用玻璃廠	**413**	—
廣州衛生材料廠	**4,581**	6,611
廣州華南醫療器械有限公司	**124**	60
廣州市醫藥物資供應公司	**19**	—
廣州醫藥集團盈邦營銷有限公司	**46,395**	34,074
廣州醫藥經濟拓展公司	**15**	—
保聯拓展有限公司	**6,244**	1,601
廣州白雲山企業集團	**109**	—
廣州白雲山制藥總廠	**785**	181
廣州白雲山中藥廠	**3,601**	306
廣州白雲山外用藥廠	**—**	150
	153,297	110,890

以上購貨業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

(4) 關聯方交易

(1) 不存在控制關係的關聯方關係的性質

企業名稱	與本公司的關係
廣州僑光制藥廠	同一母公司
廣州明興制藥廠	同一母公司
廣州天心藥業股份有限公司	同一母公司
廣州何濟公制藥廠	同一母公司
廣州光華藥業股份有限公司	同一母公司
廣州藥用玻璃廠	同一母公司
廣州醫藥機械廠	同一母公司
廣州衛生材料廠	同一母公司
廣州華南醫療器械有限公司	同一母公司
廣州醫藥物資供應公司	同一母公司
廣州醫藥貿易中心	同一母公司
廣州醫藥集團盈邦營銷有限公司	同一母公司
廣州醫藥經濟拓展公司	同一母公司
保聯拓展公司	同一母公司
廣州中富藥業有限公司	合營企業
廣州醫藥工業研究所	同一母公司
廣州醫藥工業設計所	同一母公司
廣州白雲山企業集團	同一母公司
廣州白雲山制藥總廠	同一母公司
廣州白雲山中藥廠	同一母公司
廣州白雲山外用藥廠	同一母公司

(3) 存在控制關係的關聯方所持股份及其變化

貨幣單位：人民幣萬元

	年初數		本年增加數		本年減少數		年末數	
企業名稱	**金額**	**%**	**金額**	**%**	**金額**	**%**	**金額**	**%**
廣州醫藥集團有限公司	51,300	63.26	—	—	—	—	**51,300**	**63.26**
廣州星群(藥業)股份有限公司	6,867	88.99	—	—	—	—	**6,867**	**88.99**
廣州中一藥業有限公司	15,000	90.36	—	—	—	—	**15,000**	**90.36**
廣州陳李濟藥廠	9,400	100	—	—	—	—	**9,400**	**100**
廣州奇星藥廠	8,242	100	—	—	—	—	**8,242**	**100**
廣州敬修堂(藥業)股份有限公司	7,623	88.40	—	—	—	—	**7,623**	**88.40**
廣州潘高壽藥業股份有限公司	5,744	87.77	—	—	—	—	**5,744**	**87.77**
廣州羊城藥業股份有限公司	9,838	92.48	—	—	—	—	**9,838**	**92.48**
廣州醫藥有限公司	20,000	90.09	—	—	—	—	**20,000**	**90.09**
廣州市藥材公司	6,970	100	—	—	—	—	**6,970**	**100**
廣州市醫藥進出口公司	1,500	100	—	—	—	—	**1,500**	**100**
廣州環葉制藥有限公司	358	59.70	—	—	—	—	**358**	**59.70**
廣州漢方現代中藥研究開發有限公司	4,500	90.00	—	—	—	35.96	**4,500**	**54.04**
廣州拜迪生物醫藥有限公司	4,640	92.80	2,010	2.07	—	—	**6,650**	**94.87**

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質或類型	法定代表人
廣州市醫藥進出口公司	廣州市沙面北街59號	批發及零售	子公司	國有控股	塗克金
廣州環葉制藥有限公司	廣州市芳村區芳村大道東195號	生產及銷售	子公司	有限責任公司	馮錦玲
廣州漢方現代中藥研究開發有限公司	廣州市海珠區江南大道中路134號自編3號	批發、零售及研究開發	子公司	有限責任公司	周躍進
廣州拜迪生物醫藥有限公司	廣州市海珠區江南大道中134號自編2號樓412房	批發、零售及研究開發	子公司	有限責任公司	張明森

(2) **存在控制關係的關聯方的註冊資本(實收資本)及其變化**

貨幣單位：人民幣萬元

企業名稱	年初數	本年增加數	本年減少數	年末數
廣州醫藥集團有限公司	100,770	—	—	**100,770**
廣州星群(藥業)股份有限公司	7,717	—	—	**7,717**
廣州中一藥業有限公司	16,600	—	—	**16,600**
廣州陳李濟藥廠	9,400	—	—	**9,400**
廣州奇星藥廠	8,242	—	—	**8,242**
廣州敬修堂(藥業)股份有限公司	8,623	—	—	**8,623**
廣州潘高壽藥業股份有限公司	6,544	—	—	**6,544**
廣州羊城藥業股份有限公司	10,638	—	—	**10,638**
廣州醫藥有限公司	22,200	—	—	**22,200**
廣州市藥材公司	6,970	—	—	**6,970**
廣州市醫藥進出口公司	1,500	—	—	**1,500**
廣州環葉制藥有限公司	600	—	—	**600**
廣州漢方現代中藥研究開發有限公司	5,000	3,328	—	**8,328**
廣州拜迪生物醫藥有限公司	5,000	2,010	—	**7,010**

3. 投資收益

		本年累計數	上年累計數
股票投資		281,205.24	(2,002,393.21)
債權投資	債券投資	698,950.74	—
	委託貸款	—	—
	其他債權投資	—	—
聯營或合營公司分來利潤		4,324,345.00	3,992,165.00
股權投資權益法核算淨增減額		160,534,295.00	176,646,830.31
投資減值準備		689,236.76	—
股權投資處置收益		—	—
		166,528,032.74	178,636,602.10

九、關聯方關係及其交易

(1) 存在控制關係的關聯方

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質或類型	法定代表人
廣州醫藥集團有限公司	廣州市沙面北街45號	生產及銷售	母公司	有限責任公司	蔡志祥
廣州星群(藥業)股份有限公司	廣州市人民中路252號	生產及銷售	子公司	股份有限公司	李興華
廣州中一藥業有限公司	廣州市杉木欄路77號	生產及銷售	子公司	有限責任公司	麥奇傑
廣州陳李濟藥廠	廣州市廣州大道南1688號	生產及銷售	子公司	國有控股	李國駒
廣州奇星藥廠	廣州市新港中路赤崗北街33號	生產及銷售	子公司	國有控股	溫憲文
廣州敬修堂(藥業)股份有限公司	廣州市人民南路179號	生產及銷售	子公司	股份有限公司	黃海濤
廣州潘高壽藥業股份有限公司	廣州市解放北路618~620號	生產及銷售	子公司	股份有限公司	劉潤發
廣州羊城藥業股份有限公司	廣州市白雲區江村橋頭側	生產及銷售	子公司	股份有限公司	施少斌
廣州醫藥有限公司	廣州市大同路97號	批發及零售	子公司	有限責任公司	馮贊勝
廣州市藥材公司	廣州市光復南路140號	批發及零售	子公司	國有控股	蘇德貴

2. 長期股權投資

被投資公司名稱	初始投資額	佔被投資公司股比	累計權益增減額	年末數
廣州星群(藥業)股份有限公司	125,322,318.71	88.99%	55,184,875.40	**180,507,194.11**
廣州中一藥業有限公司	156,209,321.79	90.36%	144,405,305.21	**300,614,627.00**
廣州陳李濟藥廠	98,465,344.60	100.00%	91,079,904.31	**189,545,248.91**
廣州奇星藥廠	126,775,482.62	100.00%	36,412,786.15	**163,188,268.77**
廣州敬修堂(藥業)股份有限公司	101,489,814.94	88.40%	(12,677,043.73)	**88,812,771.21**
廣州潘高壽藥業股份有限公司	144,298,132.51	87.77%	11,483,228.36	**155,781,360.87**
廣州羊城藥業股份有限公司	102,035,124.44	92.48%	28,707,063.83	**130,742,188.27**
廣州醫藥有限公司	230,189,155.53	90.09%	122,169,082.66	**352,358,238.19**
廣州市藥材公司	69,051,978.34	100.00%	23,179,160.64	**92,231,138.98**
廣州醫藥進出口公司	17,957,328.73	100.00%	1,863,849.74	**19,821,178.47**
廣州環葉制藥有限公司	15,331,246.76	59.70%	(19,169.22)	**15,312,077.54**
廣州拜迪生物醫藥有限公司	66,500,000.00	94.86%	(6,861,577.59)	**59,638,422.41**
廣州漢方現代中藥研究開發有限公司	45,000,000.00	54.04%	(6,520,567.15)	**38,479,432.85**
南海市南方包裝有限公司	30,000,000.00	21.42%	—	**30,000,000.00**
暨華醫療器械責任有限公司	3,000,000.00	24.00%	(1,027,947.21)	**1,972,052.79**
國藥集團工業股份有限公司	8,000,000.00	10.00%	—	**8,000,000.00**
金鷹基金管理有限公司	20,000,000.00	20.00%	(4,671,376.60)	**15,328,623.40**
廣州金申醫藥科技有限公司	675,000.00	45.00%	—	**675,000.00**
中國光大銀行	10,725,000.00	0.30%	—	**10,725,000.00**
合計	1,371,025,248.97		482,707,574.80	**1,853,732,823.77**

42. 收到的其他與經營活動有關的現金

主要項目	金額(人民幣千元)
營業外收入	2,232
利息收入	12,175
財政補貼撥款	23,078
折讓款收入	30,321
代收會議費	8,365

43. 支付的其他與經營活動有關的現金

主要項目	金額(人民幣千元)
使用現金支付的各項營業費用	333,634
使用現金支付的各項管理費用	278,634
營業外支出	10,321
財務費用-銀行手續費	1,697
代墊會議費	8,310

八、母公司會計報表主要項目附註(如無特別註明,貨幣單位均為人民幣元)

1. 其他應收款

(1) 其他應收款年末餘額按賬齡分析如下:

賬齡	年末數			
	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	129,998,940.69	40.65%	—	—
1~2年	24,461,984.40	7.65%	—	—
2~3年	82,625,413.97	25.84%	—	—
3~4年	22,298,715.76	6.97%	—	—
4~5年	59,900,000.00	18.73%	—	—
5年以上	502,843.54	0.16%	502,043.54	99.84%
	319,787,898.36	100%	502,043.54	0.16%

賬齡	年初數			
	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	25,411,541.19	8.88%	—	—
1~2年	119,059,174.05	41.60%	—	—
2~3年	63,853,054.95	22.31%	—	—
3~4年	76,443,870.77	26.71%	—	—
4~5年	1,425,486.08	0.50%	401,634.83	28.18%
5年以上	800.00	—	—	—
	286,193,927.04	100.00%	401,634.83	0.14%

上述其他應收款餘額中,持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本公司的往來款5,889,426.36元。

39. 營業外收入

	本年累計數	上年累計數
處理固定資產淨收益	**384,949.31**	617,288.05
出售廢料	**88,308.85**	7,758.14
罰款及滯納金	**58,014.50**	56,099.15
地鐵工程拆遷補償	**603,472.42**	1,563,295.02
拆建補償收入	**519,520.00**	—
轉讓費	**466,555.00**	—
其他	**495,823.91**	614,223.24
	2,616,643.99	2,858,663.60

40. 營業外支出

	本年累計數	上年累計數
處理固定資產淨損失	**5,303,043.39**	11,322,791.63
資產減值準備	**1,263,270.00**	11,802,296.39
捐贈	**3,814,592.99**	1,553,131.13
罰款及滯納金	**153,383.69**	404,519.41
非常損失	**—**	4,227.75
市區堤圍防護費	**5,130,331.66**	2,846,536.82
計劃生育獎	**923,350.13**	147,071.00
其他	**306,275.58**	1,300,233.01
	16,894,247.44	29,380,807.14

營業外支出本年數比上年數減少12,487千元，減幅為42%，主要原因是：本集團上年度提取了資產減值準備11,802千元，而本年度只提取資產減值準備1,263千元，比上年度減少10,539千元。

41. 非經常性損益

	金額
處置長期股權投資產生的損益	**(3,014,823.54)**
各種形式的政府補貼	**276,208.28**
短期投資收益	**738,155.98**
委托投資收益	**—**
營業外收入	**2,231,694.68**
扣除計提的資產減值準備的其他各項營業外支出	**(10,327,934.05)**
以前年度已經計提各項減值準備的轉回	**3,489,907.18**
	(6,606,791.47)

37. 財務費用

	本年累計數	上年累計數
利息淨支出	**20,236,580.46**	14,091,898.54
匯兑損益	**266,959.39**	186,310.31
金融機構手續費	**1,623,259.20**	1,041,175.39
其他	**73,364.94**	9,781.29
	22,200,163.99	15,329,165.53

財務費用本年數比上年數增加6,871千元，增幅45%，主要原因是：本集團短期借款餘額比上年增加19%，長期借款餘額比上年增加53%，使利息支出增加。

38. 投資收益

		本年累計數	上年累計數
股票投資		**294,447.72**	78,094.09
債權投資：	債券投資	**698,950.74**	—
	委託貸款	**—**	—
	其他債權投資	**—**	3,150,000.00
聯營或合營公司分來利潤		**4,872,521.97**	5,394,255.36
股權投資權益法核算淨增減額		**(5,410,972.27)**	(2,475,585.78)
投資減值準備		**1,290,053.23**	(23,045,616.22)
股權投資處置收益		**969,762.78**	—
		2,714,764.17	(16,898,852.55)

(1) 投資收益本年數比上年數增加19,614千元，主要原因是：本集團上年對廣東星華保健飲料有限公司投資項目計提了減值準備22,096千元。本集團於本年出售該公司股權，股權轉讓價款與該項投資賬面價值的差額934千元作為本年投資收益；

(2) 本集團本年按應分擔的金鷹基金管理有限公司淨虧損的份額確認投資損失4,671千元；

(3) 本集團本年轉讓廣州市永信醫藥貿易公司股權取得收益800千元。

35. 主營業務稅金及附加

	本年累計數	上年累計數
營業稅	**820,395.64**	650,094.22
城市維護建設稅	**16,185,358.55**	16,372,409.64
教育費附加	**6,852,172.95**	6,751,985.69
其他	**9,994.13**	196,570.57
	23,867,921.27	23,971,060.12

36. 其他業務利潤

	本年累計數	上年累計數
(1) 其他業務收入		
資產出租	**33,362,108.14**	35,521,912.81
材料銷售	**4,198,632.65**	1,645,826.79
倉儲費及會議費	**3,706,150.13**	230,954.96
代理進出口手續費	**318,018.27**	695,978.20
加盟店收入	**633,927.34**	341,000.00
產品宣傳收入	**2,386,347.53**	2,699,778.97
諮詢費收入	**6,593,540.01**	3,199,388.44
其他	**1,297,774.61**	1,339,829.29
	52,496,498.68	45,674,669.46
(2) 其他業務支出		
資產出租	**4,338,101.44**	5,029,383.20
材料銷售	**3,147,317.56**	5,478,554.09
稅金及附加	**1,106,800.99**	852,020.38
其他	**572,700.94**	2,515,687.41
	9,164,920.93	13,875,645.08
	43,331,577.75	31,799,024.38

其他業務利潤本年數比上年數增加11,533千元，增幅36%，主要原因是：

(1) 本集團本年度為藥品生產商提供新產品市場調查服務，相應增加諮詢費收入3,394千元；

(2) 本集團本年度將部分倉庫出租，相應增加倉儲收入3,577千元。

(2) 本公司屬下廣州市醫藥進出口公司原持有廣州市永信醫藥貿易公司100%的股權，廣州市醫藥進出口公司於2003年8月 轉讓其90%的股權，因此本集團將被出售的子公司自報告期期初至出售日止的相關收入、成本、利潤納入合併利潤表，其相關資產、負債及權益不納入合併資產負債表。即本集團盈餘公積餘額不再包含廣州市永信醫藥貿易公司的盈餘公積年初數675,985.05元，相應調整增加本集團年初未分配利潤675,985.05元。

(3) 本公司的利潤分配政策詳見上述註釋第五點的說明。

(4) 根據本公司2002年度派息方案，本公司2002年度每股派發股息0.06元，按總股本810,900,000股計算，合共派發股息48,654,000.00元。

(5) 經本公司董事會建議，2003 年度的利潤預分配方案是：2003年度每股擬派發股息0.06元，按總股本810,900,000股計算，合共派發股息48,654,000.00元。

33. 主營業務收入淨額

		本年累計數	上年累計數
(1)	製造及銷售	**1,889,214,683.01**	1,743,449,746.47
(2)	貿易		
	批發	**4,544,133,795.01**	3,794,685,908.00
	零售	**354,437,902.37**	307,500,860.52
	進出口	**184,176,865.82**	98,186,815.52
		5,082,748,563.20	4,200,373,584.04
		6,971,963,246.21	5,943,823,330.51

本集團前5名客戶銷售的收入總額為388,692,569.74元，佔全部主營業務收入的5.58%。

34. 主營業務成本

		本年累計數	上年累計數
(1)	製造及銷售	**880,274,084.73**	789,366,023.51
(2)	貿易		
	批發	**4,250,863,145.85**	3,524,050,881.74
	零售	**270,293,631.73**	227,241,620.52
	進出口	**173,950,632.26**	89,784,466.45
		4,695,107,409.84	3,841,076,968.71
		5,575,381,494.57	4,630,442,992.22

資本公積本年增加5,237千元，主要包括：

(1) 股權投資準備本年增加數是本公司屬下廣州漢方現代中藥研究有限公司在2003年4月增資擴股，新股東溢價入股產生的資本公積中本集團所享有的份額；

(2) 撥款轉入本年增加數是本公司屬下廣州陳李濟藥廠和廣州環葉制藥有限公司完成國家專項資金技術改造項目，將財政專項撥款由專項應付款轉入資本公積；

(3) 其他資本公積主要是轉入無需支付的應付款項。

31. 盈餘公積

	年初數	本年增加數	本年減少數	年末數
法定盈餘公積	160,635,151.61	33,016,287.34	306,675.31	**193,344,763.64**
法定公益金	109,728,912.38	24,892,774.22	163,126.19	**134,458,560.41**
任意盈餘公積	61,092,288.10	22,761,364.18	184,786.33	**83,668,865.95**
減免稅轉入	4,973,493.07	—	—	**4,973,493.07**
	336,429,845.16	80,670,425.74	654,587.83	**416,445,683.07**

(1) 本年增加數主要反映按本年度淨利潤計提的盈餘公積。根據本公司董事會第二屆第二十九次會議決議，本公司分別按稅後利潤的10%和5%提取法定盈餘公積和法定公益金；本公司屬下的工業企業提取法定盈餘公積、法定公益金和任意盈餘公積的比例均為稅後利潤的10%；本公司屬下的商品流通企業則按稅後利潤的的10%提取法定盈餘公積和法定公益金，按稅後利潤的20%提取任意盈餘公積。

(2) 本年減少數主要反映本年度本公司改變合併會計報表合併範圍後從合併範圍中剔除的子公司的盈餘公積年初餘額675,985.05元。

32. 未分配利潤

未分配利潤具體數字詳見附表三。

(1) 根據財政部於2003 年4 月14 日頒佈的《企業會計準則－資產負債表日後事項》，本集團對資產負債表日後至財務報告批准報出日之間由董事會所制定利潤分配方案中分配的現金股利進行了追溯調整(詳見合併會計報表附註第六點)。

28. 專項應付款

款項內容	年末數	年初數
政府撥給的科技基金	**28,402,491.94**	20,719,649.94
政府貼息	**16,926,405.54**	1,468,638.24
技術出口發展專項資金	**925,000.00**	25,000.00
GMP易地改造排污費支出項目	**640,000.00**	680,000.00
	46,893,897.48	22,893,288.18

專項應付款年末數比年初數增加24,001千元，增幅為105%，主要原因是本年度收到政府有指定用途的專項撥款22,292千元。

29. 股本

股東名稱	年初數	本年增加數	本年減少數	年末數
國家股	513,000,000.00	—	—	**513,000,000.00**
境內普通股	78,000,000.00	—	—	**78,000,000.00**
境外普通股	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

本公司股本業經廣州羊城會計師事務所有限公司[2001]羊驗字第4526號驗資報告驗證。

30. 資本公積

	年初數	本年增加數	本年減少數	年末數
股本溢價	912,565,150.29	3,564,622.18	—	**916,129,772.47**
接受捐贈非現金資產準備	1,773,107.29	—	—	**1,773,107.29**
接受現金捐贈	219,652.84	—	—	**219,652.84**
撥款轉入	14,206,086.32	253,730.00	—	**14,459,816.32**
其他資本公積	185,196,334.81	1,419,625.59	—	**186,615,960.40**
外幣資本折算差額	373,893.09	—	—	**373,893.09**
	1,114,334,224.64	5,237,977.77	—	**1,119,572,202.41**

24. 預提費用

	年末數	年初數
借款利息	**675,992.25**	683,341.90
租金	**408,735.53**	539,648.30
審計費	**2,000,000.00**	3,250,000.00
防洪工程費	**139,981.86**	—
廣告費	**911,582.91**	—
其他	**320,000.00**	152,116.62
	4,456,292.55	4,625,106.82

25. 一年內到期的長期負債

本年度一年內到期的長期負債年末餘額30,000,000.00元全部是人民幣保證借款。

26. 長期借款

貸款單位	借款起止期	年利率	年末數	借款條件
中國工商銀行廣州市第一支行	2003.07.22~2005.07.21	4.94%	**20,000,000.00**	保證
中國工商銀行廣州十三行路支行	2003.1.6~2006.1.2	5.49%	**59,500,000.00**	抵押
中國建設銀行荔灣支行	2002.12.2~2005.12.2	5.49%	**27,680,000.00**	保證
			107,180,000.00	

長期借款年末數比年初數增加17,500千元，增幅為20%，主要原因是：(1) 本公司屬下的廣州潘高壽藥業股份有限公司為進行GMP改造工程向銀行借入人民幣27,500千元；(2) 本公司屬下的廣州中一藥業有限公司為進行雲埔廠房易地改造工程向銀行借入人民幣20,000千元。

27. 長期應付款

債權人	款項內容	年末數	年初數
廣州市財政局	國家股股利	**2,732,919.49**	2,732,919.49
其他		**883,863.68**	886,978.12
		3,616,783.17	3,619,897.61

23. 其他應付款

(1) 其他應付款期末餘額的具體內容如下：

	年末數	年初數
收取的保證金、押金及定金	**8,975,189.47**	8,780,521.04
技術開發費	**1,236,707.46**	5,768,611.34
租金	**518,746.38**	390,321.04
工會經費	**1,216,230.20**	1,052,161.41
職工教育經費	**10,443,909.59**	9,813,531.62
與外單位的往來款	**35,358,597.55**	51,578,116.68
行政收費及稅金附加費	**248,990.64**	1,556.10
暫收員工款	**2,894,381.70**	640,345.21
勞動保險	**413,811.12**	609,183.24
職工住房貨幣補貼	**14,089,890.99**	2,051,227.59
應付廣州醫藥集團有限公司款項	**13,813,546.79**	10,806,457.07
職工獎勵及福利基金	**1,964,745.69**	6,473,607.43
行業集中款	**11,937,942.10**	14,212,615.04
經營者獎勵基金	**3,800,000.00**	5,522,549.41
應付交通銀行廣州分行(代收款項)	**79,954,738.54**	—
暫估應付固定資產價款	**9,883,917.00**	—
其他	**2,867,751.06**	6,368,891.68
	199,619,096.28	124,069,695.90

(2) 上述其他應付款餘額中，欠持本公司5%(含5%)以上股份股東的款項是應付廣藥集團的款項13,813,546.79元。

(3) 其他應付款年末數比年初數增加75,549千元，增幅61%，其中應付交通銀行廣州分行是本年新增項目，主要原因是本公司下屬的廣州醫藥有限公司為加快資金回籠，與銀行簽訂應收帳款轉讓協議，將部份應收帳款轉讓給銀行，並按協議規定代銀行進行收款，年末餘額反映廣州醫藥有限公司已代為收款但未向銀行還款的金額。

21. 應交稅金

	年末數	年初數
營業稅	**912,882.34**	740,573.03
增值稅	**(27,869,188.13)**	1,333,586.80
城市維護建設稅	**948,807.24**	1,003,648.19
企業所得稅	**44,824,745.71**	42,033,131.60
房產稅	**273,815.82**	284,122.75
代扣稅金	**2,318,100.42**	3,218,901.49
其他	**196,227.07**	159,665.03
	21,605,390.47	48,773,628.89

應交稅金年末數比年初數減少27,168千元，減幅為56%，主要原因是本集團的商品流通企業本年商品採購大幅增加，導致增值稅進項稅額大於銷項稅額。

22. 其他應交款

	附註	年末數	年初數
教育費附加	(1)	**410,733.97**	434,453.48
市區堤圍防護費	(2)	**2,216,500.01**	3,383,546.08
其他		**24,361.13**	136,085.47
		2,651,595.11	4,171,680.15

(1) 教育費附加按增值稅、營業稅及消費稅稅額的3%計繳；

(2) 市區堤圍防護費本集團的商業流通批發企業和其他企業分別按應稅(增值稅、營業稅、消費稅及資源稅)收入的0.05%和0.13%計繳，外商投資企業按0.09%計繳。

其他應交款年末數比年初數減少1,302千元，其中年末應交防洪費較年初數減少1,167千元，減幅34%，主要原因是本集團的商品流通批發企業本年度市區堤圍防護費費率由0.13%下降為0.05%。

16. 短期借款

	年末數	年初數
信用借款	**50,000,000.00**	—
抵押、質押借款	**148,300,000.00**	123,590,000.00
保證借款	**465,930,000.00**	431,750,000.00
	664,230,000.00	555,340,000.00

17. 應付票據

	年末數	年初數
銀行承兑匯票	**212,533,538.69**	75,396,044.40
商業承兑匯票	**—**	2,782,540.00
	212,533,538.69	78,178,584.40

應付票據年末數比年初數增加134,355千元，增幅172%，主要原因是本年度本集團的商品流通企業銷售量大幅度上升，購貨量相應增加，為加強資金管理而增加對部分採購業務採用銀行承兑匯票方式進行結算。

18. 應付賬款

應付賬款年末餘額中，沒有欠持本公司5%(含5%)以上表決權股份股東的款項。

19. 預收賬款

年末沒有預收持本公司5%(含5%)以上表決權股份股東的款項。

20. 應付股利

股東名稱	年末數	欠付原因
少數股東股利	**41.03**	尚未支付的2002年度股息
境外公眾股	**11,137.00**	以前年度未支付股息
	11,178.03	

15. 長期待攤費用

(1) 長期待攤費用明細如下：

項目	預計攤銷年限	原始發生額	剩餘攤銷年限
裝修費	5年	35,542,916.42	1至5年
租入固定資產改良支出	5年	1,982,790.62	已攤銷完畢
電話初裝費	5年	2,756,400.00	6個月
固定資產修理支出	5年	7,162,070.45	6個月
H股上市資產評估增值	5年	8,199,065.99	已攤銷完畢
電腦系統費用	5年	5,798,076.31	1年
GMP改造費用	5年	4,426,817.44	1年
ERP系統費用	5年	5,257,364.82	1年
離休幹部醫療統籌金	5年	2,414,500.00	2至4年
退休人員過渡性基本醫療保險金	10年	3,049,676.46	1年
勞動保險費	5年	417,623.11	1至3年
其他	2-5年	5,840,569.96	1-5年
		82,847,871.58	

(2) 長期待攤費用本年變動情況如下：

項目	年初數	本年增加額	本年攤銷額	累計攤銷額	年末數
裝修費	17,108,045.83	4,294,936.79	2,230,402.17	16,370,335.97	19,172,580.45
租入固定資產改良支出	231,192.50	—	231,192.50	1,982,790.62	—
電話初裝費	152,859.00	—	46,899.74	2,650,440.74	105,959.26
固定資產修理支出	5,104,460.57	322,790.06	3,417,309.89	5,152,129.71	2,009,940.74
H股上市資產評估增值	195,927.46	—	195,927.46	8,199,065.99	—
電腦系統費用	1,506,826.80	122,128.00	1,076,702.24	5,245,823.75	552,252.56
GMP改造費用	351,528.60	—	222,018.00	4,297,306.84	129,510.60
ERP系統費用	1,926,353.84	479,270.00	1,291,378.90	4,143,119.88	1,114,244.94
離休幹部醫療統籌金	1,410,759.11	—	527,992.18	1,531,733.07	882,766.93
退休人員過渡性基本醫療保險金	2,897,121.96	—	206,109.02	358,663.52	2,691,012.94
勞動保險費	250,573.93	—	83,524.56	250,573.74	167,049.37
其他	1,953,742.85	611,027.24	977,027.22	4,252,827.09	1,587,742.87
	33,089,392.45	5,830,152.09	10,506,483.88	54,434,810.92	28,413,060.66

項目名稱	年初數	本年增加額	本年攤銷額	累計攤銷額	年末數
松崗廠區土地	1,820,381.37	—	44,989.64	18,642,578.27	1,775,391.73
南海黃岐土地	3,703,220.86	—	473,589.92	860,369.06	3,229,630.94
番禺東沙開發區土地	14,051,869.00	—	318,941.00	2,214,091.00	13,732,928.00
白雲區江村廠房土地	3,153,970.17	—	70,875.72	379,997.55	3,083,094.45
十二甫新街土地	3,279,846.75	—	94,839.00	324,033.25	3,185,007.75
和平西路136-138號土地	1,435,436.48	—	41,506.56	141,814.08	1,393,929.92
黃金圍倉庫土地	983,004.99	—	28,424.28	97,116.29	954,580.71
大同路103號土地	15,287,410.16	—	495,272.40	3,136,725.24	14,792,137.76
北京路328號土地	1,135,445.93	—	35,397.57	206,939.64	1,100,048.36
新洲倉庫A區土地	938,794.64	—	21,934.08	179,843.44	916,860.56
新洲倉庫B區土地	2,307,494.74	—	42,483.60	411,129.86	2,265,011.14
塞壩口倉庫土地	344,561.48	—	8,050.32	66,006.84	336,511.16
長安倉庫土地	96,889.37	—	2,548.32	20,333.95	94,341.05
九佛倉庫土地	54,128.97	—	1,628.40	12,635.43	52,500.57
上九路85號土地	2,373,105.58	361,514.33	158,076.92	619,250.34	2,576,542.99
鴻昌大街26號土地	264,547.69	—	6,180.96	50,679.27	258,366.73
寶華北20號土地	135,946.78	—	4,089.72	31,733.94	131,857.06
濱江西44號土地	487,818.92	—	12,830.28	102,377.36	474,988.64
西華路54號土地	19,602.40	—	430.80	2,369.40	19,171.60
洪德路69號土地	57,321.52	—	1,246.11	2,492.23	56,075.41
大新路265號土地	290,534.64	—	6,603.06	46,221.42	283,931.58
沙園三街南1號土地	32,866.88	—	927.96	5,181.08	31,938.92
廣紙路22號土地	96,538.85	—	2,725.80	15,218.95	93,813.05
同福中路龍導通津29號土地	23,945.77	—	676.20	3,775.43	23,269.57
芳村塞壩路12號土地	1,568,821.87	—	35,290.44	230,991.47	1,533,531.43
浪城財務軟件	871,253.94	—	342,478.64	1,120,971.61	528,775.30
新藥技術轉讓費	—	1,000,000.00	50,004.00	50,004.00	949,996.00
新港中路赤崗北街33號土地	1,614,863.96	—	35,104.76	175,528.80	1,579,759.20
番禺東升工業區5號土地	2,146,382.01	181,818.29	60,781.20	810,678.81	2,267,419.10
藥品處方及生產工藝	156,360.00	—	156,360.00	338,640.00	—
螺旋藻養殖技術	199,920.00	—	199,920.00	500,000.00	—
	94,734,717.78	3,631,174.02	3,684,535.13	36,071,443.37	94,681,356.67

項目名稱	取得方式	原值	減值準備	剩餘攤銷月數
廣紙路22號土地	購買	109,032.00	—	660.00
同福中路龍導通津29號土地	購買	27,045.00	—	660.00
芳村塞壩路12號土地	購買	1,764,522.90	—	521.00
浪城財務軟件	購買	1,649,746.91	485,451.22	51.00
新藥技術轉讓費	購買	1,000,000.00	—	114.00
新港中路赤崗北街33號土地	接受投資	1,755,288.00	—	540.00
番禺東升工業區5號土地	購買	3,078,097.91	—	480.00
藥品處方及生產工藝	接受投資	338,640.00	—	—
螺旋藻養殖技術	接受投資	500,000.00	—	—
		130,752,800.04	966,151.46	

本集團按預計可收回金額低於賬面價值的部分提取無形資產減值準備。

(2) 無形資產本年變動情況如下：

項目名稱	年初數	本年增加額	本年攤銷額	累計攤銷額	年末數
南洲路新廠房土地	3,875,255.85	—	88,377.56	514,167.71	3,786,878.29
人民路舊廠房土地	2,365,584.82	—	54,828.63	375,845.81	2,310,756.19
觀綠路34號土地	35,531.27	—	890.26	6,232.94	34,641.01
馬洛替酯乳劑技術	—	1,500,000.00	37,500.00	37,500.00	1,462,500.00
泛昔洛韋軟膠囊技術	—	480,000.00	24,000.00	24,000.00	456,000.00
寧溪橫街19-29號土地	1,390,974.72	17,520.38	34,420.37	243,992.65	1,374,074.73
叢桂路叢桂新街土地	220,929.32	—	10,186.03	34,733.71	210,743.29
杉木欄路77號土地	188,908.00	—	17,902.02	28,194.02	171,005.98
多寶路昌華新街32號、中山八路石桂里3號土地	1,196,782.00	73,678.00	68,664.00	264,026.00	1,201,796.00
廣州市北京路194號土地	2,151,148.77	—	47,251.62	258,683.93	2,103,897.15
廣州大道南1688號土地	24,125,515.36	—	540,123.48	3,420,782.04	23,585,391.88
廣州大道南1688號門口土地	251,801.95	16,643.02	6,183.50	63,556.55	262,261.47

項目名稱	取得方式	原值	減值準備	剩餘攤銷月數
南海黃岐土地	購買	4,090,000.00	—	469.00
番禺東沙開發區土地	購買	15,947,019.00	—	504.00
白雲區江村廠房土地	購買	3,463,092.00	—	522.00
十二甫新街土地	購買	3,509,041.00	—	403.00
和平西路136-138號土地	購買	1,535,744.00	—	403.00
黃金圍倉庫土地	購買	1,051,697.00	—	403.00
大同路103號土地	土地評估增值	17,928,863.00	—	358.00
北京路328號土地	購買	1,306,988.00	—	102.00
新洲倉庫A區土地	購買	1,096,704.00	—	502.00
新洲倉庫B區土地	購買	2,676,141.00	480,700.24	503.00
塞壩口倉庫土地	購買	402,518.00	—	502.00
長安倉庫土地	購買	114,675.00	—	444.00
九佛倉庫土地	購買	65,136.00	—	387.00
上九路85號土地	購買	3,195,793.33	—	432.00
鴻昌大街26號土地	購買	309,046.00	—	502.00
寶華北20號土地	購買	163,591.00	—	387.00
濱江西44號土地	購買	577,366.00	—	444.00
西華路54號土地	購買	21,541.00	—	534.00
洪德路69號土地	購買	58,567.64	—	528.00
大新路265號土地	購買	330,153.00	—	516.00
沙園三街南1號土地	購買	37,120.00	—	660.00

(4) 在建工程所包含的借款費用資本化金額如下：

工程名稱	年初數	本年增加數	本年轉入固定資產	其他減少數	年末數
星群易地遷廠	13,048,046.72	—	13,048,046.72	—	—
中藥飲片廠GMP工程	—	62,540.00	—	—	62,540.00
醫藥公司黃金圍倉物流工程	80,202.80	—	—	80,202.80	—
	13,128,249.52	62,540.00	13,048,046.72	80,202.80	62,540.00

14. 無形資產

(1) 無形資產明細如下：

項目名稱	取得方式	原值	減值準備	剩餘攤銷月數
南洲路新廠房土地	購買	4,301,046.00	—	504.00
人民路舊廠房土地	購買	2,686,602.00	—	504.00
觀綠路34號土地	購買	40,873.95	—	468.00
馬洛替酯乳劑技術	購買	1,500,000.00	—	117.00
泛昔洛韋軟膠囊技術	購買	480,000.00	—	114.00
寧溪橫街19-29號土地	購買	1,618,067.38	—	474.00
叢桂路叢桂新街土地	購買	245,477.00	—	528.00
杉木欄路77號土地	購買	199,200.00	—	557.00
多寶路昌華新街32號、中山八路石桂里3號土地	購買	1,465,822.00	—	199.00
廣州市北京路194號土地	購買	2,362,581.08	—	533.00
廣州大道南1688號土地	購買	27,006,173.92	—	524.00
廣州大道南1688號門口土地	購買	325,818.02	—	476.00
松崗廠區土地	購買	20,417,970.00	—	480.00

工程名稱	年初數	本年增加數	本年轉入 固定資產	其他減少數	年末數
羊城健脾理腸片暗瘡片技改	—	7,222,700.57	6,843,265.57	—	379,435.00
醫藥公司黃金圍物流配送中心	8,542,407.42	34,267,152.19	—	—	42,809,559.61
健民伊人天地	—	210,940.00	—	—	210,940.00
醫藥公司電腦安裝	336,078.00	—	336,078.00	—	—
醫藥公司辦公樓裝修工程	800,000.00	4,896,000.00	5,696,000.00	—	—
采芝林嘉鴻花園商鋪	2,179,473.00	—	—	—	2,179,473.00
采芝林萬豐花園	—	84,500.00	—	—	84,500.00
中藥飲片廠GMP工程	—	2,955,874.12	—	—	2,955,874.12
醫藥進出口ERP項目	97,909.45	—	—	—	97,909.45
商業ERP工程	4,330,352.17	—	4,330,352.17	—	—
拜迪防雷工程	—	26,249.13	—	—	26,249.13
拜迪GMP改造工程	—	62,862.00	—	—	62,862.00
拜迪設備安裝	—	1,283,400.00	—	—	1,283,400.00
拜迪設備安裝	2,678,291.02	61,681.00	2,678,291.02	—	61,681.00
環葉開發區辦公樓工程	402,919.11	78,623.46	159,436.57	75,170.00	246,936.00
環葉開發區固體製劑車間工程	67,928.23	2,413,528.04	141,414.07	1.14	2,340,041.06
環葉開發區化驗操作臺	115,500.00	—	—	115,500.00	—
環葉芳村植化前處理改造	329,967.80	225,225.96	480,023.76	75,170.00	—
環葉芳村廠區改造	40,000.00	464,528.06	364,682.48	75,170.00	64,675.58
環葉開發區原料藥車間工程	—	1,146,336.72	1,071,166.72	75,170.00	—
奇星新創舉大廈辦公樓	—	16,872,455.01	—	—	16,872,455.01
天保GMP廠房加固改造工程	1,669,072.73	670,337.14	2,339,409.87	—	—
	236,616,437.79	325,316,801.48	252,213,811.32	3,710,839.12	306,008,588.83

在建工程年末數比年初數增加69,392千元，增幅為29.33%，主要原因是本年度本公司之子公司廣州中一藥業股份有限公司雲埔廠房易地改造、廣州漢方現代中藥研究開發有限公司從化基地建設、廣州醫藥有限公司黃金圍物流配送中心等工程按工程進度增加投入工程支出。

(3) 由於中一除塵工程長期停建且在可預見的將來不會重新開工，本集團本年末對該工程全額提取減值準備80,000元

工程名稱	預算數	資金來源	工程投入佔預算的比例
環葉開發區辦公樓工程	323,120.00	自有資金	149%
環葉開發區固體製劑車間工程	4,738,900.00	自有資金	52%
環葉開發區化驗操作臺	115,500.00	自有資金	100%
環葉芳村植化前處理改造	304,153.06	自有資金	100%
環葉芳村廠區改造	—	自有資金	—
環葉開發區原料藥車間工程	4,198,100.00	自有資金	100%
奇星新創舉大廈辦公樓	16,872,455.01	自有資金	100%
天保GMP廠房加固改造工程	—	自有資金	—

(2) 在建工程本年變動情況如下：

工程名稱	年初數	本年增加數	本年轉入固定資產	其他減少數	年末數
星群易地遷廠改造	136,019,083.45	50,631,019.39	184,922,416.16	—	1,727,686.68
星群製劑車間三期工程	4,498,512.02	11,881,640.13	—	15,750.00	16,364,402.15
星群機修車間二期工程	33,636.64	431,749.68	—	14,940.00	450,446.32
中一除塵工程	80,000.00	—	—	—	80,000.00
中一雲埔廠房易地改造	23,172,973.19	51,570,427.26	—	—	74,743,400.45
陳李濟廠房易地擴建	3,320,038.08	322,578.00	1,280,461.82	1,025,878.50	1,336,275.76
陳李濟中藥材提取基地	7,692.00	—	—	—	7,692.00
陳李濟產品技改工程	9,909,891.37	3,396,829.14	—	—	13,306,720.51
陳李濟產品陳列館	29,400.00	1,893,848.86	—	—	1,923,248.86
陳李濟噪聲改造工程	—	36,100.00	—	—	36,100.00
漢方從化基地建設	1,686,180.99	38,423,833.40	—	—	40,110,014.39
漢方設備安裝工程	2,029,731.25	1,765,025.75	2,506,426.50	34,403.50	1,253,927.00
敬修堂機器設備預付款	1,641,085.18	4,939,867.15	3,919,071.73	542,082.00	2,119,798.60
敬修堂安必克設備安裝	50,000.00	—	—	—	50,000.00
敬修堂栓劑灌裝生產線	7,631,363.06	3,304,976.35	6,572,312.93	411,360.00	3,952,666.48
敬修堂追風透骨丸灌裝生產線	7,985,355.32	1,227,537.46	1,740,604.14	640,031.00	6,832,257.64
敬修堂GMP工程改造	1,080,040.06	804,917.60	—	157,093.50	1,727,864.16
敬修堂萬花油GMP項目	1,152,200.00	2,274,073.43	470,720.00	—	2,955,553.43
敬修堂污水處理池	—	558,281.00	—	—	558,281.00
潘高壽運輸設備	532,200.00	—	532,200.00	—	—
潘高壽辦公設備	45,800.00	—	45,800.00	—	—
潘高壽GMP改造工程	7,427,043.52	59,638,317.45	1,462,052.88	—	65,603,308.09
潘高壽府前大廈辦公樓	80,000.00	—	80,000.00	—	—
羊城廠內維修工程	170,000.00	817,119.48	140,000.00	453,119.48	394,000.00
羊城製劑GMP車間工程	5,774,285.37	15,847,916.84	21,622,202.21	—	—
羊城污水處理站改造工程	11,007.64	586,094.75	—	—	597,102.39
羊城鍋爐改造工程	10,000.00	91,851.96	—	—	101,851.96
羊城提取車間改造工程	649,019.72	1,200,403.00	1,849,422.72	—	—
羊城丸劑車間	—	730,000.00	630,000.00	—	100,000.00

13. 在建工程

(1) 在建工程明細如下：

工程名稱	預算數	資金來源	工程投入佔預算的比例
星群易地遷廠改造	243,688,046.72	自有資金及金融機構借款	77%
星群製劑車間三期工程	16,835,778.76	自有資金	97%
星群機修車間二期工程	465,000.00	自有資金	100%
中一除塵工程	—	自有資金	—
中一雲埔廠房易地改造	197,030,000.00	自有資金、金融機構借款及政府撥款	42%
陳李濟廠房易地擴建	126,000,000.00	自有資金	101%
陳李濟中藥材提取基地	—	自有資金	—
陳李濟產品技改工程	29,100,000.00	自有資金及募股資金	80%
陳李濟產品陳列館	4,000,000.00	自有資金	48%
陳李濟噪聲改造工程	38,000.00	自有資金	95%
漢方從化基地建設	118,840,000.00	募股資金及政府撥款	35%
漢方設備安裝工程	3,786,349.50	募股資金及政府撥款	100%
敬修堂機器設備預付款	—	自有資金及金融機構借款	—
敬修堂安必克設備安裝	—	自有資金	—
敬修堂栓劑灌裝生產線	12,821,045.48	自有資金及募股資金	100%
敬修堂追風透骨丸灌裝生產線	11,339,612.77	自有資金及募股資金	96%
敬修堂GMP工程改造	30,300,000.00	自有資金及金融機構借款	28%
敬修堂萬花油GMP項目	4,196,978.09	自有資金	96%
敬修堂污水處理池	—	自有資金	—
潘高壽運輸設備	—	自有資金	—
潘高壽辦公設備	—	自有資金	—
潘高壽GMP改造工程	104,910,000.00	金融機構貸款及政府撥款	64%
潘高壽府前大廈辦公樓	7,707,542.02	自有資金	100%
羊城廠內維修工程	1,000,000.00	自有資金	99%
羊城製劑GMP車間工程	23,000,000.00	自有資金及金融機構借款	99%
羊城污水處理站改造工程	400,000.00	自有資金	61%
羊城鍋爐改造工程	600,000.00	自有資金	12%
羊城提取車間改造工程	1,700,000.00	自有資金	109%
羊城丸劑車間	11,000,000.00	自有資金及募股資金	87%
羊城健脾理腸片暗瘡片技改	17,800,000.00	募股資金及金融機構借款	54%
醫藥公司黃金圍物流配送中心	52,680,000.00	自有資金、募股資金及金融機構借款	81%
健民伊人天地	6,000,000.00	自有資金	4%
醫藥公司電腦安裝	1,120,260.00	自有資金及募股資金	100%
醫藥公司辦公樓裝修工程	6,160,000.00	自有資金	92%
采芝林嘉鴻花園商鋪	2,179,473.00	自有資金及募股資金	100%
采芝林萬豐花園	2,385,100.00	自有資金及募股資金	100%
中藥飲片廠GMP工程	5,000,000.00	自有資金	59%
醫藥進出口ERP項目	600,000.00	募股資金	16%
商業ERP工程	4,080,000.00	募股資金	100%
拜迪防雷工程	37,499.00	自有資金	70%
拜迪GMP改造工程	104,770.00	自有資金	60%
拜迪設備安裝	2,000,000.00	政府撥款	64%
拜迪設備安裝	2,739,972.00	自有資金	100%

(1) 本集團本年對部份固定資產進行重新分類，並追溯調整年初數，變動對照如下：

原值	2003年年初數	2002年年末數	變動
房屋及建築物	681,829,795.79	681,829,795.79	—
機器設備	419,142,341.08	439,590,073.71	(20,447,732.63)
運輸設備	83,408,757.51	83,408,757.51	—
電器設備	23,786,362.81	11,877,149.99	11,909,212.82
辦公設備	39,312,332.31	30,773,812.50	8,538,519.81
	1,247,479,589.50	1,247,479,589.50	—

累計折舊	2003年年初數	2002年年末數	變動
房屋及建築物	137,809,341.32	137,809,341.32	—
機器設備	226,314,756.01	235,017,893.00	(8,703,136.99)
運輸設備	47,056,018.35	47,056,018.35	—
電器設備	12,069,418.42	7,063,937.52	5,005,480.90
辦公設備	18,957,726.66	15,260,070.57	3,697,656.09
	442,207,260.76	442,207,260.76	—

減值準備	2003年年初數	2002年年末數	變動
房屋及建築物	21,648,669.49	18,763,309.95	2,885,359.54
機器設備	7,505,296.38	10,390,655.92	(2,885,359.54)
運輸設備	280,857.44	280,857.44	—
電器設備	—	—	—
辦公設備	129,520.14	129,520.14	—
	29,564,343.45	29,564,343.45	—

(2) 本年度由在建工程轉入固定資產原值的金額為252,214千元。

(3) 截至2003年12月31日止，本集團以淨值118,400千元(上年數：118,030千元)的固定資產作抵押，用於獲取銀行提供的借款。

(4) 本集團於年末對由於技術陳舊、毀損、長期閒置等原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面價值的差額計提固定資產減值準備25,787千元。

註4： 廣州環葉制藥有限公司合併價差893,107.07元，反映本公司於2002年12月購買廣州環葉制藥有限公司的股權及增資所支付的價款超過應享有廣州環葉制藥有限公司權益份額的差額，從2003年1月起分期平均攤銷，本年攤銷額為99,234.12元，累計攤銷99,234.12元。

註5： 廣州拜迪生物醫藥有限公司合併價差273,283.13元，反映本公司分別於2002年6月和2003年11月向該公司進行增資時，支付的價款超過應享有其權益份額的差額，本年攤銷額為18,072.26元，累計攤銷18,072.26元。

12. 固定資產及累計折舊

原值	年初數	本年增加額	本年減少額	年末數
房屋及建築物	681,829,795.79	173,225,895.05	13,368,409.29	841,687,281.55
機器設備	419,142,341.08	94,631,301.11	39,627,882.63	474,145,759.56
運輸設備	83,408,757.51	13,136,584.86	4,978,379.27	91,566,963.10
電器設備	23,786,362.81	3,042,414.03	1,182,191.56	25,646,585.28
辦公設備	39,312,332.31	17,616,936.55	2,342,307.17	54,586,961.69
固定資產裝修	—	17,809,198.38	—	17,809,198.38
	1,247,479,589.50	319,462,329.98	61,499,169.92	1,505,442,749.56

累計折舊	年初數	本年增加額	本年減少額	年末數
房屋及建築物	137,809,341.32	29,460,932.03	3,892,445.99	163,377,827.36
機器設備	226,314,756.01	34,039,731.38	20,775,141.76	239,579,345.63
運輸設備	47,056,018.35	8,803,947.81	3,984,353.62	51,875,612.54
電器設備	12,069,418.42	3,152,271.06	1,122,880.12	14,098,809.36
辦公設備	18,957,726.66	9,247,628.33	1,854,119.05	26,351,235.94
固定資產裝修	—	3,303,779.94	—	3,303,779.94
	442,207,260.76	88,008,290.55	31,628,940.54	498,586,610.77

減值準備	年初數	本年增加額	本年減少額	年末數
房屋及建築物	21,648,669.49	—	3,508,844.99	18,139,824.50
機器設備	7,505,296.38	1,157,064.00	1,422,947.96	7,239,412.42
運輸設備	280,857.44	26,206.00	28,996.03	278,067.41
電器設備	—	—	—	—
辦公設備	129,520.14	—	—	129,520.14
固定資產裝修	—	—	—	—
	29,564,343.45	1,183,270.00	4,960,788.98	25,786,824.47

(2) 長期股權投資本年變動情況如下：

被投資公司名稱	年末數	本年權益法增減額	累計權益法增減額	長期投資減值準備	註
印尼三有實業有限公司	1,260,144.45	—	(261,418.37)	1,260,144.45	[1]
廣州中富藥業有限公司	1,707,895.91	504,969.53	1,307,895.91	—	
上海九和堂國藥有限公司	615,000.00	—	—	—	
廣州陳李濟星馬保健品有限公司	346,209.02	(55,097.29)	(617,740.98)	—	
杭州浙大漢方中藥信息工程有限公司	347,062.55	(53,009.20)	(92,937.45)	—	
明泰實業(泰國)有限公司	320,843.90	9,094.58	(196,086.430)	—	
華東醫藥股份有限公司	264,000.00	—	—	—	
廣州市醫藥商品展銷商場	542,241.53	12,422.70	(319,151.05)	—	
廣州市藥材公司北京路藥材商場	218,399.05	—	58,399.05	—	
廣州市永信醫藥貿易公司	119,700.00	—	—	—	
金鷹基金管理有限公司	15,328,623.40	(4,671,376.60)	(4,671,376.60)	—	
暨華醫療器械責任有限公司	1,972,052.79	(417,613.74)	(1,027,947.21)	—	
廣州金申醫藥科技有限公司	675,000.00	—	—	—	
南海市南方包裝有限公司	30,000,000.00	—	—	—	
國藥集團工業股份有限公司	8,000,000.00	—	—	—	
廣州華因生物技術有限公司	150,000.00	—	—	—	
深圳市奇星藍藻生物有限公司	870,923.25	(487,106.25)	(2,729,076.75)	522,553.95	[2]
奇星馬中藥業有限公司	362,826.38	—	—	—	
交通銀行廣東分行	362,750.00	—	—	—	
中國光大銀行	10,725,000.00	—	—	—	
廣州潘高壽天然保健品有限公司合併價差	1,294,828.94	—	—	—	[3]
廣州環葉制藥有限公司合併價差	893,107.07	—	—	—	[4]
廣州拜迪生物醫藥有限公司合併價差	273,283.13	—	—	—	[5]
	76,649,891.37	(5,157,716.27)	(8,549,439.88)	1,782,698.40	

註1：由於本集團自對印尼三有實業有限公司的財務資料缺乏了解，無法掌握該投資項目的現狀，基於謹慎性原則，本集團對該項目全額提取減值準備。

註2：深圳市奇星藍藻生物有限公司虧損嚴重，難以繼續經營，於2003年末開始清算。根據清算組估計資產回收情況，本集團對該項目提取60%減值準備。

註3：廣州潘高壽天然保健品有限公司合併價差1,294,828.94元，反映本公司屬下的廣州潘高壽藥業股份有限公司分別於1999年10月及2002年11月購買廣州潘高壽天然保健品有限公司32%及15%股權所支付的價款，與應享有廣州潘高壽天然保健品有限公司所有者權益份額之間的差額的攤餘價值。該股權投資差額的初始金額為1,990,885.94元，從形成次月起在投資合同規定的投資期限內分期平均攤銷，本年攤銷額為171,853.68元，累計已攤銷696,057.00元。

本集團於年末對殘損、長期積壓和銷售價格低於成本的存貨按預計可變現淨值低於成本的差額計提了存貨跌價準備859,734.19元。其中，根據國家藥品監督管理局國藥監註[2003]96號文規定，從2004年1月1日起，藥品批准文號統一為「國藥准字」批准文號，所有地方批准文號的藥品在2003年12月31日後停止生產和銷售。本公司屬下的商品流通企業對年末尚存的地方批准文號的藥品提取存貨跌價準備449,914.69元。殘損存貨的可變現淨值按預計可收回的變價收入確定，積壓存貨的可變現淨值按市場價格確定。

10. 待攤費用

	年初數	本年增加數	本年攤銷數	年末數
預付保險費	2,600,600.95	2,356,736.66	3,140,588.06	1,816,749.55
固定資產修理費用	582,927.48	3,247,962.85	3,830,890.33	—
路橋費	31,253.28	125,460.00	30,280.00	126,433.28
廣告費	1,152,000.00	14,990,380.00	9,903,222.00	6,239,158.00
待抵扣進項稅	76,886,436.31	307,794,393.54	302,284,720.93	82,396,108.92
其他	474,401.17	2,878,681.75	2,631,177.61	721,905.31
	81,727,619.19	331,393,614.80	321,820,878.93	91,300,355.06

11. 長期股權投資

(1) 長期股權投資明細如下：

被投資公司名稱	投資期限	持有股權比例	初始投資額
印尼三有實業有限公司	2014年	50.00%	1,521,562.82
廣州中富藥業有限公司	無期限	50.00%	400,000.00
上海九和堂國藥有限公司	2007年	31.56%	615,000.00
廣州陳李濟星馬保健品有限公司	2004年	65.00%	963,950.00
杭州浙大漢方中藥信息工程有限公司	無期限	44.00%	440,000.00
明泰實業(泰國)有限公司	2007年	40.00%	516,930.33
華東醫藥股份有限公司	無期限	13.47%	264,000.00
廣州市醫藥商品展銷商場	無期限	80.00%	861,392.58
廣州市藥材公司北京路藥材商場	無期限	20.00%	160,000.00
廣州市永信醫藥貿易公司	無期限	10.00%	119,700.00
金鷹基金管理有限公司	無期限	20.00%	20,000,000.00
暨華醫療器械責任有限公司	無期限	24.00%	3,000,000.00
廣州金申醫藥科技有限公司	無期限	45.00%	675,000.00
南海市南方包裝有限公司	2011年	21.42%	30,000,000.00
國藥集團工業股份有限公司	無期限	10.00%	8,000,000.00
廣州華因生物技術有限公司	無期限	15.00%	150,000.00
深圳市奇星藍藻生物有限公司	2016年	72.00%	3,600,000.00
奇星馬中藥業有限公司	2005年	40.00%	362,826.38
交通銀行廣東分行	無期限		362,750.00
中國光大銀行	無期限	0.30%	10,725,000.00

(2) 其他應收款年末數的具體內容如下：

	金額
備用金	2,076,005.92
各種保證金、押金及定金	6,802,582.70
工程及設備款	17,762,100.48
業務活動借支	13,708,930.15
員工備用金借款	882,418.13
關聯公司往來	20,551,803.91
其他應收暫付款	24,858,965.66
與外單位的往來款	54,273,015.65
	140,915,822.60

上述其他應收款餘額中，持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本公司的往來款7,226,782.86元。

(3) 其他應收款年末餘額前5名金額合計為38,685,880.12元，佔其他應收款總額的27.45%。

(4) 本年實際沖銷其他應收款壞賬共29筆，合計2,873,992.95元，均不涉及關聯交易。

7. 預付賬款

(1) 預付賬款年末數中，沒有預付持本公司5%(含5%)以上表決權股份股東的款項。

(2) 預付賬款年末數比年初數增加39,402千元，增幅為49%，主要原因是本集團取得藥品代理權而需預付的購貨款增加。

8. 應收補貼款

	年末數	年初數
商品出口退稅款	**10,325,834.50**	10,064,712.63

9. 存貨

	年末數		年初數	
	餘額	存貨跌價準備	餘額	存貨跌價準備
在途物資	3,697,330.09	—	3,920,280.65	—
原材料	80,703,963.41	298,752.78	78,262,771.39	298,752.78
在產品	62,052,049.41	—	35,133,621.26	—
產成品	80,545,553.20	111,066.72	85,135,120.98	—
低值易耗品	1,916,496.77	—	1,554,527.27	—
包裝物	32,111,255.96	—	28,032,228.25	—
委託加工物資	600,394.57	—	1,342,025.86	—
庫存商品	802,786,887.82	449,914.69	613,928,504.51	390,344.03
其他	3,885,332.06	—	1,899,090.95	—
	1,068,299,263.29	859,734.19	849,208,171.12	689,096.81

賬齡	年初數 餘額	佔總額的比例	壞賬準備	計提比例
1年以內	702,018,180.98	92.95%	7,463,417.61	1.06%
1~2年	13,915,260.16	1.84%	1,396,272.50	10.03%
2~3年	9,243,624.58	1.23%	3,026,900.14	32.75%
3~4年	8,174,940.32	1.08%	6,028,518.11	73.74%
4~5年	5,680,233.64	0.75%	4,634,598.70	81.59%
5年以上	16,241,805.31	2.15%	16,241,805.31	100.00%
	755,274,044.99	100.00%	38,791,512.37	5.14%

上述應收賬款餘額中，沒有持本公司5%(含5%)以上表決權股份股東的欠款。

(2) 應收賬款年末餘額前5名金額合計為61,799,467.27元，佔應收賬款總額的6.62%。

(3) 本年實際沖銷應收賬款壞賬共119筆，合計3,025,977.87元，均不涉及關聯交易。

(4) 賬齡1~2年的應收賬款年末餘額中有11,720,123.47元是應收普寧市宏海藥業有限公司貨款。由於普寧市宏海藥業有限公司不確認該項貨款，基於謹慎性原則，本集團對該項應收賬款全額提取壞賬準備。

6. 其他應收款

(1) 其他應收款年末餘額按賬齡分析如下：

賬齡	年末數 餘額	佔總額的比例	壞賬準備	計提比例
1年以內	93,173,619.62	66.12%	119,286.94	0.13%
1~2年	6,873,747.02	4.88%	63,544.95	0.92%
2~3年	13,298,935.52	9.44%	26,706.28	0.20%
3~4年	8,057,699.86	5.72%	512,939.25	6.37%
4~5年	2,202,650.53	1.56%	265,780.12	12.07%
5年以上	17,309,170.05	12.28%	8,946,826.69	51.69%
	140,915,822.60	100.00%	9,935,084.23	7.05%

賬齡	年初數 餘額	佔總額的比例	壞賬準備	計提比例
1年以內	71,525,059.73	55.04%	811,666.25	1.13%
1~2年	19,685,420.24	15.15%	1,862,697.62	9.46%
2~3年	13,800,383.35	10.62%	41,052.51	0.30%
3~4年	4,449,861.62	3.42%	50,000.00	1.12%
4~5年	7,570,986.98	5.83%	668,841.08	8.83%
5年以上	12,921,465.03	9.94%	3,543,419.72	27.42%
	129,953,176.95	100.00%	6,977,677.18	5.37%

2. **短期投資**

	年末數	短期投資跌價準備	年末市價
股票投資	**3,565,014.57**	—	5,175,021.15
國債投資	**29,720,600.00**	1,677,300.00	28,043,300.00
基金投資	**17,919,995.80**	29,000.00	18,275,435.96
	51,205,610.37	1,706,300.00	

本集團根據上海證券交易所及深圳證券交易所2003年12月31日的證券收市價，對證券投資項目市價低於賬面價值的部分計提了短期投資跌價準備。

3. **應收票據**

	年末數	年初數
銀行承兑匯票	**35,611,830.71**	180,000.00
商業承兑匯票	**16,668,924.48**	—
	52,280,755.19	180,000.00

應收票據年末數比年初數增加52,101千元，主要原因是本集團的部分大客戶本年起較多使用票據進行結算。

4. **應收股利**

	年末數	年初數
南海市南方包裝有限公司	**6,316,510.00**	5,106,895.00
廣州經濟技術開發區永誠醫藥貿易有限公司	**—**	367,789.92
	6,316,510.00	5,474,684.92

5. **應收賬款**

(1) 應收賬款年末餘額按賬齡分析如下：

	年末數			
賬齡	**餘額**	**佔總額的比例**	**壞賬準備**	**計提比例**
1年以內	870,056,908.56	93.16%	8,856,680.31	1.02%
1~2年	22,879,523.01	2.45%	13,419,533.32	58.65%
2~3年	8,144,462.74	0.87%	3,185,631.44	39.11%
3~4年	6,774,493.37	0.73%	4,570,482.67	67.47%
4~5年	7,191,215.04	0.77%	6,652,596.13	92.51%
5年以上	18,862,568.76	2.02%	18,862,568.76	100.00%
	933,909,171.48	100.00%	55,547,492.63	5.95%

六、本年度會計政策變更的影響

根據財政部於2003 年4 月14 日頒佈的《企業會計準則－資產負債表日後事項》，本集團對資產負債表日後至財務報告批准報出日之間由董事會所制定利潤分配方案中分配的現金股利進行了追溯調整，調整金額對各年度財務狀況的影響如下所示：

	2002年	2001年	2000年
未分配利潤：			
調整前	25,264,608.87	1,011,627.95	(26,958,138.43)
調整數	48,654,000.00	48,654,000.00	26,133,000.00
調整後	73,918,608.87	49,665,627.95	(825,138.43)

七、合併會計報表主要項目附註(如無特別註明，貨幣單位均為人民幣元)

1. 貨幣資金

	年末數	年初數
現金	**1,636,651.51**	1,613,278.00
銀行存款	**813,935,035.65**	993,825,484.15
其他貨幣資金	**867,353.98**	24,464,416.80
	816,439,041.14	1,019,903,178.95

(1) 銀行存款餘額明細如下：

	年末數	年初數
活期存款	**795,273,557.32**	964,825,484.15
定期存款	**18,661,478.33**	29,000,000.00
	813,935,035.65	993,825,484.15

(2) 其他貨幣資金餘額明細如下：

	年末數	年初數
外埠存款	**49,292.78**	—
信用卡存款	**257,790.04**	238,696.27
信用證保證金存款	**453,121.55**	7,387,026.21
銀行匯票存款	—	16,838,694.32
其他	**107,149.61**	—
	867,353.98	24,464,416.80

本集團年末持有存於香港的活期銀行存款，其中港元161,185.65(折合人民幣171,775.55元)、美元851.89 (折合人民幣7,050.84元)。

(3) 本公司屬下廣州市醫藥進出口公司原持有廣州市永信醫藥貿易公司100%的股權。廣州市醫藥進出口公司已於2003年8月對外轉讓其持有的廣州市永信醫藥貿易公司90%的股權，本集團將被出售的子公司自報告期期初至出售日止的相關收入、成本、利潤納入本年度合併利潤表，其相關資產、負債及權益不納入年末合併資產負債表。

廣州市永信醫藥貿易公司相關財務數據如下(貨幣單位：人民幣千元)：

項目	**2002年末**	**股權轉讓日**
資產總額	13,454	1,174
負債總額	9,125	(23)
所有者權益	4,329	1,197

	2002年度	**2003年初至股權轉讓日**
主營業務收入	59,085	1,919
主營業務利潤	2,236	151
利潤總額	657	(250)
淨利潤	522	(275)

(4) 本公司屬下的廣州星群(藥業)股份有限公司及廣州敬修堂(藥業)股份有限公司原分別持有廣東星華保健品飲料有限公司41%及12%的股權。根據廣州星群(藥業)股份有限公司及廣州敬修堂(藥業)股份有限公司於2003年8月與南海維美食品貿易有限公司簽訂的《股權轉讓協議》，廣州星群(藥業)股份有限公司及廣州敬修堂(藥業)股份有限公司分別以人民幣676.5萬元及198萬元價格將其特有的廣東星華保健品有限公司權益全部轉讓給南海淮美食品貿易有限公司。

五、 利潤分配

本公司繳納所得税後的利潤按下列順序分配：

(1) 彌補虧損；

(2) 提取法定盈餘公積金；

(3) 提取法定公益金；

(4) 提取任意盈餘公積金；

(5) 支付股利。

税後利潤的分配和股利支付，由董事會提出方案，報股東大會審議通過。除非股東另有決議，股東會授權董事會可分派中期股利。

四、控股子公司及合營企業

(1) 納入合併會計報表合併範圍的子公司

公司名稱	實收資本/股本(人民幣萬元)	本集團實際投資額(人民幣萬元)	本集團持股比例(%)	業務性質
廣州漢方現代中藥研究開發有限公司	8,328	4,885	58.66	醫藥、保健品研究開發
廣州拜迪生物醫藥有限公司	7,010	6,650	94.87	藥品研究開發
廣州環葉制藥有限公司	600	358	59.701	生產化學原料藥
廣州星群(藥業)股份有限公司	7,717	6,867	88.99	生產中成藥
廣州中一藥業有限公司	16,600	16,105	97.016	生產中成藥
廣州陳李濟藥廠	9,400	9,400	100	生產中成藥
廣州奇星藥廠	8,242	8,242	100	生產中成藥
廣州敬修堂(藥業)股份有限公司	8,623	7,623	88.4	生產中成藥
廣州潘高壽藥業股份有限公司	6,544	5,744	87.77	生產中成藥
廣州羊城藥業股份有限公司	10,638	9,838	92.48	生產中成藥
廣州醫藥有限公司	22,200	21,533	96.9941	銷售西藥及醫療器械
廣州市藥材公司	6,970	6,970	100	銷售中成藥及中藥材
廣州市醫藥進出口公司	1,500	1,500	100	藥品進出口

(2) 本集團持有子公司股權超過50%而沒有將其納入合併範圍的情況包括：

本集團持有廣州市醫藥商品展銷商場的80%的股權。由於該子公司已進入清算階段，本公司沒有將該子公司納入合併範圍；

本集團持有廣州陳李濟星馬保健品有限公司65%的股權。由於該子公司擬終止經營，本公司沒有將該子公司納入合併範圍；

本集團持有深圳市奇星藍藻生物有限公司72%的股權。由於該子公司已進入清算階段，本公司沒有將該子公司納入合併範圍。

三、稅項及附加

本集團的應納稅項情況如下：

1、流轉稅及附加

(1) 流轉稅

應稅項目	稅種	稅率
產品銷售收入	增值稅	17%
材料轉讓收入	增值稅	17%
勞務收入	營業稅	5%
租金收入	營業稅	5%
資金佔用費收入	營業稅	5%
酒類產品銷售收入	消費稅	10%

(2) 城市維護建設稅

按流轉稅稅額的7%計算和繳納。本集團屬下的外商投資企業按規定免繳城市維護建設稅。

(3) 教育費附加

按流轉稅稅額的3%計算和繳納。本集團屬下的外商投資企業按規定免繳教育費附加。

2、企業所得稅

本集團按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅，稅率為33%。

根據《中華人民共和國外商投資企業和外國企業所得稅法》的規定，本公司屬下的廣州奇星藥業有限公司的企業所得稅率為24%，地方所得稅稅率為3%。

15. **無形資產及其攤銷**

本集團的無形資產主要是土地使用權及專有技術，按取得資產的實際成本計價，自取得當月起在預計使用年限內分期平均攤銷。

本集團的無形資產在期末時按照賬面價值與預計可收回金額孰低計量，對可收回金額低於賬面價值的差額計提無形資產減值準備。

16. **長期待攤費用**

本集團的長期待攤費用按實際發生的支出入賬，按預計受益期平均攤銷。

本集團的開辦費於發生時在長期待攤費用中歸集，在開始生產經營當月一次計入損益。

17. **借款費用的會計處理方法**

本集團把與生產經營有關的借款費用計入當期財務費用。

與購建固定資產等長期資產相關的借款費用，於工程完工交付使用前予以資本化，於工程交付使用時結轉相關資產。

借款費用的資本化金額按期末購建固定資產等長期資產的加權平均累計支出與資本化率的乘積確定。

18. **收入確認原則**

本集團於產品或商品已經發出，產品或商品所有權上的主要風險及報酬已轉移給購貨方，本集團不再擁有對該產品或商品的繼續管理權及實際控制權，相關收入已收到或取得索取價款的憑據，並且相關成本能夠可靠計量時，確認銷售收入實現。

本集團於勞務已經提供，並收到價款或取得索取價款的憑據時確認營業收入實現。

19. **所得稅的會計處理方法**

本集團的所得稅採用應付稅款法核算。

20. **合併會計報表編制方法**

本集團的合併會計報表是按照財政部〔1995〕11號文《合併會計報表暫行規定》以及財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》，將所控制的所有重要子公司納入合併會計報表的合併範圍，在匯總本公司及所有納入合併範圍的子公司個別會計報表的基礎上，對本公司與子公司以及子公司之間的經濟業務進行充分抵銷後編制而成。

12. **長期投資減值準備**

經董事會批准，本集團對由於市價持續下跌或被投資企業經營狀況惡化等原因導致長期投資項目的可收回金額低於賬面價值，並且這種價值的降低在可預見的未來期間內不可能恢復，按預計可收回金額低於長期投資賬面價值的差額提取長期投資減值準備。

13. **固定資產及累計折舊**

本集團將使用期限在1年以上，單位價值在人民幣2,000元以上的房屋及建築物、運輸工具、設備、器具等資產作為固定資產。固定資產按實際成本計價，預留0%~10%的殘值，按以下折舊率採用直線法提取折舊：

固定資產類別	**折舊年限**	**年折舊率**
房屋及建築物	15~50年	1.80%~6.60%
機器設備	4~18年	5%~24.75%
運輸設備	5~10年	9%~19.80%
電器設備	5~10年	9%~19.80%
辦公設備	4~8年	11.25%~24.75%
固定資產裝修	5年	20%
其他設備	4~15年	6%~24.75%

已計提減值準備的固定資產在計提折舊時，按照該項固定資產的賬面價值(即固定資產原價減去累計折舊和已計提的減值準備)，以及尚可使用年限重新計算確定折舊率和折舊額；如果已計提減值準備的固定資產價值又得以恢復，該項固定資產的折舊率和折舊額的確定方法，按照固定資產價值恢復後的賬面價值，以及尚可使用年限重新計算確定折舊率和折舊額。

本集團對於市價持續下跌，或因技術陳舊、毀損、長期閒置或其他經濟原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面價值的差額計提固定資產減值準備。

14. **在建工程核算方法**

(1) 本集團的在建工程按實際發生的支出確定其工程成本，在達到預定可使用狀態時結轉為固定資產。

(2) 本集團對於發生長期停建且在可預見的將來不會重新開工，或在性能上、技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性，或其他足以證明已經發生減值情況的在建工程，按預計可收回金額低於賬面價值的差額計提在建工程減值準備。

(2) 商業：

批發企業採用實際成本核算，發出商品成本採用先進先出法核算。

零售企業採用售價法核算，月終按差價率分攤當月已銷商品應負擔的進銷價差。

本集團於期末對存貨進行清查，如由於存貨毀損、全部或部分陳舊過時或銷售價格低於成本等原因造成存貨成本高於可變現淨值，按預計可變現淨值低於存貨成本的差額計提存貨跌價準備。

9. 短期投資核算方法

(1) 本集團的短期投資按實際支付的價款扣除已宣告發放但未領取的現金股利或利息入賬。短期投資的現金股利或利息於實際收到時，沖減投資的賬面價值。短期投資處置時按收到的處置收入與賬面價值的差額確認為當期投資收益。

(2) 本集團的短期投資按成本與市價孰低計量，對期末市價低於成本的差額計提短期投資跌價準備。

10. 長期股權投資核算方法

本集團的長期股權投資按實際成本計價。

對於投資額佔被投資企業有表決權資本總額20%以下(不含20%)，或雖佔20%或以上但不具有重大影響的，採用成本法核算；對於投資額佔被投資企業有表決權資本總額20%或20%以上，或雖不足20%但具有重大影響的，採用權益法核算；對於投資額佔被投資企業有表決權資本總額超過50%，或雖不超過50%但具有實質控制權的，採用權益法核算，合併會計報表。

採用權益法核算的投資項目，於期末按分享或分擔的被投資企業實現的淨利潤或發生的淨虧損的份額確認投資收益或投資損失；採用成本法核算的投資項目，在被投資企業宣告發放股利時確認投資收益。

股權投資差額分期平均攤銷，投資合同規定了投資期限的，按投資期限攤銷；投資合同沒有規定投資期限的，借方差額按不超過10年的期限攤銷，貸方差額按不低於10年的期限攤銷。

11. 長期債權投資核算方法

本集團的長期債權投資按實際成本計價，採用成本法核算投資收益。

債券投資的溢價或折價在債券存續期間內於確定相關債券利息收入時採用直線法攤銷。

6. **現金等價物的確定標準**

本集團在編制現金流量表時將持有的期限短、流動性強、易於轉換為已知金額的現金、價值變動風險小的投資作為現金等價物。

7. **壞賬損失的核算方法**

本集團採用備抵法對壞賬損失進行核算。實際發生壞賬時，沖銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期3年以上未履行其償債義務，且有明顯迹象表明無法收回，並經董事會批准確認為壞賬的賬款。

本集團根據董事會批准的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本集團根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	**提取比例**
1年以內	1%
1年~2年	10%
2年~3年	30%
3年~4年	50%
4年~5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的掛賬後的餘額計提壞賬準備。

8. **存貨核算方法**

本集團的存貨包括產成品、庫存商品、在產品以及各類原材料、在途材料、低值易耗品、包裝物等。

本集團採用永續盤存制及實際成本對存貨進行核算。

納入合併會計報表範圍的子公司有工業企業和商品流通企業，存貨計價原則分別如下：

(1) 工業企業：

對於原材料及產成品，採用計劃成本核算的企業，日常收入、發出存貨均按計劃成本記賬，月度終了，按照發出存貨的計劃成本，根據成本差異率計算其應負擔的成本差異，將當月發出存貨的成本調整為實際成本；採用實際成本核算的企業，發出存貨成本按加權平均法或先進先出法計算。

低值易耗品及包裝物按實際成本記賬，於領用時一次攤銷。

一、 公司的基本情況

廣州藥業股份有限公司(以下簡稱本公司)是經國家經濟體制改革委員會以體改生[1997]139號文批准，由廣州醫藥集團有限公司(以下簡稱廣藥集團)獨家發起，將其屬下的8家中藥製造企業及3家醫藥貿易企業重組後，以其與生產經營性資產有關的國有資產權益投入，以發起方式設立的股份有限公司。本公司於1997年9月1日領取企業法人營業執照，註冊號為4401011101830。

經國家經濟體制改革委員會以體改生[1997]145號文和國務院證券委員會以證委發[1997]56號文批准，本公司於1997年10月上市發行了21,990萬股香港上市外資股(H股)股票。2001年1月10日，經中國證券監督管理委員會批准，本公司發行了7,800萬股人民幣普通股(A股)股票。本公司的股本總額為人民幣810,900,000元，其中國家股為人民幣513,000,000元，佔股本總額的63.26%，社會公眾股為人民幣297,900,000元，佔股本總額的36.74%。

本公司及納入合併會計報表範圍的子公司(以下簡稱本集團)主要從事資產經營、投資、開發、資金融通，並從事中成藥的開發、生產，生物製品、保健藥品、保健飲料的生產，以及從事中藥、西藥及醫療器械的批發、零售和進出口等業務。

目前本集團的架構主要包括7家中成藥製造企業、1家化學原料藥製造企業、2家醫藥研發企業和3家醫藥貿易企業。

二、 主要會計政策、會計估計及合併會計報表編制方法

1. 會計制度

本集團執行《企業會計準則》和《企業會計制度》及其補充規定。

2. 會計年度

本集團採用公曆年為會計年度，即自公曆每年1月1日起至12月31日止。

3. 記賬本位幣

本集團採用人民幣為記賬本位幣。

4. 記賬基礎和計價原則

本集團的會計核算以權責發生制為基礎，資產的計價遵循歷史成本原則。

5. 外幣業務的折算

本集團發生外幣業務時，按業務發生當日的市場匯價將外幣金額折合為人民幣金額記賬。年度終了，將各種外幣賬戶的外幣年末餘額，按照年末市場匯價折合為人民幣金額，其與原賬面人民幣金額之間的差額計入財務費用。

二零零三年度

附表九

貨幣單位：人民幣元

項目		年初餘額	本年增加數	本年減少數：因資產價值回升轉回數	本年減少數：其他原因轉出數	本年減少數：合計	年末餘額
一、	壞賬準備合計	45,769,189.55	28,802,542.77	—	9,089,155.46	9,089,155.46	65,482,576.86
其中：	應收賬款	38,791,512.37	19,781,958.13	—	3,025,977.87	3,025,977.87	55,547,492.63
	其他應收款	6,977,677.18	9,020,584.64	—	6,063,177.59	6,063,177.59	9,935,084.23
二、	短期投資跌價準備合計	2,395,536.76	1,677,300.00	2,366,536.76	—	2,366,536.76	1,706,300.00
其中：	股票投資	920,003.76	—	920,003.76	—	920,003.76	—
	債券投資	—	1,677,300.00	—	—	—	1,677,300.00
	基金投資	1,475,533.00	—	1,446,533.00	—	1,446,533.00	29,000.00
三、	存貨跌價準備合計	689,096.81	311,626.12	—	140,988.74	140,988.74	859,734.19
其中：	庫存商品	390,344.03	311,626.12	—	140,988.74	140,988.74	560,981.41
	原材料	298,752.78	—	—	—	—	298,752.78
四、	長期投資減值準備合計	32,555,294.68	522,553.95	1,123,370.42	30,171,779.81	31,295,150.23	1,782,698.40
其中：	長期股權投資	32,555,294.68	522,553.95	1,123,370.42	30,171,779.81	31,295,150.23	1,782,698.40
	長期債權投資	—	—	—	—	—	—
五、	固定資產減值準備合計	29,564,343.45	1,183,270.00	—	4,960,788.98	4,960,788.98	25,786,824.47
其中：	房屋、建築物	21,648,669.49	—	—	3,508,844.99	3,508,844.99	18,139,824.50
	機器設備	7,505,296.38	1,157,064.00	—	1,422,947.96	1,422,947.96	7,239,412.42
六、	無形資產減值準備	966,151.46	—	—	—	—	966,151.46
其中：	專利權	—	—	—	—	—	—
	商標權	—	—	—	—	—	—
七、	在建工程減值準備	—	80,000.00	—	—	—	80,000.00
八、	委託貸款減值準備	—	—	—	—	—	—
九、	總計	111,939,612.71	32,577,292.84	3,489,907.18	44,362,712.99	47,852,620.17	96,664,285.38

附表八之二
貨幣單位：人民幣元

補充資料	**金額**
1、將淨利潤調節為經營活動現金流量：	
淨利潤	143,516,258.92
加：計提的資產減值準備	100,408.71
固定資產折舊	3,137,038.85
無形資產攤銷	—
長期待攤費用攤銷	1,186,247.13
預提費用增加 (減：減少)	(1,250,000.00)
待攤費用減少(減：增加)	—
處置固定資產、無形資產和其他長期資產的損失(減：收益)	—
固定資產報廢損失	43,703.78
財務費用	153,235.76
投資損失(減：收益)	(166,528,032.74)
遞延稅款貸項(減：借項)	—
存貨的減少(減：增加)	—
經營性應收項目的減少(減：增加)	5,225,701.10
經營性應付項目的增加(減：減少)	1,532,204.95
其他	—
經營活動產生的現金流量淨額	**(12,883,233.54)**
2、不涉及現金收支的投資和籌資活動：	
債務轉為資本	—
一年內到期的可轉換公司債券	—
融資租入固定資產	—
3、現金及現金等價物淨增加情況	
現金的期末餘額	231,542,044.04
減：現金的期初餘額	204,624,119.72
加：現金等價物的期末餘額	—
減：現金等價物的期初餘額	—
現金及現金等價物淨增加額	**26,917,924.32**

二零零三年度

附表八之一
貨幣單位：人民幣元

項目		金額
一、	**經營活動產生的現金流量**	
	銷售商品、提供勞務收到的現金	—
	收到的稅費返還	—
	收到的其他與經營活動有關的現金	6,267,728.25
	現金流入小計	6,267,728.25
	購買商品、接受勞務支付的現金	—
	支付給職工以及為職工支付的現金	10,467,841.34
	支付的各項稅費	233,370.03
	支付的其他與經營活動有關的現金	8,449,750.42
	現金流出小計	19,150,961.79
	經營活動產生的現金流量淨額	(12,883,233.54)
二、	**投資活動產生的現金流量**	
	收回投資所收到的現金	20,000,000.00
	其中：出售子公司所收到的現金	—
	取得投資收益所收到的現金	109,477,064.46
	處置固定資產、無形資產和其他長期資產所收回的現金淨額	2,600.00
	收到的其他與投資活動有關的現金	225,941,418.07
	現金流入小計	355,421,082.53
	購建固定資產、無形資產和其他長期資產所支付的現金	1,824,350.35
	投資所支付的現金	29,775,000.00
	其中：購買子公司所支付的現金	—
	支付的其他與投資活動有關的現金	235,496,743.73
	現金流出小計	267,096,094.08
	投資活動產生的現金流量淨額	88,324,988.45
三、	**籌資活動產生的現金流量**	
	吸收投資所收到的現金	—
	借款所收到的現金	—
	收到的其他與籌資活動有關的現金	—
	現金流入小計	—
	償還債務所支付的現金	—
	分配股利、利潤和償付利息所支付的現金	48,677,066.35
	支付的其他與籌資活動有關的現金	—
	現金流出小計	48,677,066.35
	籌資活動產生的現金流量淨額	(48,677,066.35)
四、	**匯率變動對現金的影響額**	153,235.76
五、	**現金及現金等價物淨增加額**	26,917,924.32

附表七
貨幣單位：人民幣元

項目	本年累計數	上年累計數
一、 淨利潤	**143,516,258.92**	151,793,696.81
加：年初未分配利潤	**282,714,439.79**	201,269,113.29
加：其他轉入	—	1,074,684.21
二、 可供分配的利潤	**426,230,698.71**	354,137,494.31
減：提取法定盈餘公積	**14,351,625.89**	15,179,369.68
減：提取法定公益金	**7,175,812.95**	7,589,684.84
減：提取職工獎勵及福利基金	—	—
減：提取儲備基金	—	—
減：提取企業發展基金	—	—
減：利潤歸還投資	—	—
三、 可供股東分配的利潤	**404,703,259.87**	331,368,439.79
減：應付優先股股利	—	—
減：提取任意盈餘公積	—	—
減：應付普通股股利	**48,654,000.00**	48,654,000.00
減：轉作股本的普通股股利	—	—
四、 未分配利潤	**356,049,259.87**	282,714,439.79

附表六
貨幣單位：人民幣元

項目	附註	本年累計數	上年累計數
一、 主營業務收入		—	—
減：主營業務成本		—	—
減：主營業務税金及附加		—	—
二、 主營業務利潤			
加：其他業務利潤		**4,267,200.40**	3,299,534.99
減：營業費用		—	—
減：管理費用		**31,534,143.01**	27,642,298.17
減：財務費用		**(4,365,400.55)**	(5,006,323.96)
三、 營業利潤		**(22,901,542.06)**	(19,336,439.22)
加：投資收益	八-3	**166,528,032.74**	178,636,602.10
加：補貼收入		—	—
加：營業外收入		**725.46**	216,632.01
減：營業外支出		**110,957.22**	7,141,463.06
四、 利潤總額		**143,516,258.92**	152,375,331.83
減：所得税		—	581,635.02
五、 淨利潤		**143,516,258.92**	151,793,696.81

資產負債表

二零零三年十二月三十一日

附表五之二
貨幣單位：人民幣元

項目	年末數	年初數
流動負債：		
短期借款	—	—
應付票據	—	—
應付賬款	—	—
預收賬款	—	—
應付工資	**2,485,598.66**	2,629,148.66
應付福利費	**3,074,976.99**	2,568,305.87
應付股利	**11,137.00**	22,917.14
應交税金	**716,641.71**	408,494.06
其他應交款	**13,161.85**	9,880.96
其他應付款	**40,995,862.85**	11,947,614.68
預提費用	**2,000,000.00**	3,250,000.00
預計負債	—	—
一年內到期的長期負債	—	—
其他流動負債	—	—
流動負債合計	**49,297,379.06**	20,836,361.37
長期負債：		
長期借款	—	—
應付債券	—	—
長期應付款	—	—
專項應付款	**1,000,000.00**	—
其他長期負債	—	—
長期負債合計	**1,000,000.00**	—
遞延税項：		
遞延税款貸項	—	—
負債合計	**50,297,379.06**	20,836,361.37
股東權益：		
股本	**810,900,000.00**	810,900,000.00
減：已歸還投資	—	—
股本淨額	**810,900,000.00**	810,900,000.00
資本公積	**1,119,405,462.95**	1,114,220,189.56
盈餘公積	**145,803,875.54**	124,276,436.70
其中：法定公益金	**59,176,788.16**	52,000,975.21
未分配利潤	**356,049,259.87**	282,714,439.79
其中：現金股利	**48,654,000.00**	48,654,000.00
股東權益合計	**2,432,158,598.36**	2,332,111,066.05
負債及股東權益總計	**2,482,455,977.42**	2,352,947,427.42

二零零三年十二月三十一日

附表五之一
貨幣單位：人民幣元

項目	附註	年末數	年初數
流動資產:			
貨幣資金		**231,542,044.04**	204,624,119.72
短期投資		**49,499,310.37**	61,194,385.90
應收票據		—	—
應收股利		**6,316,510.00**	5,106,895.00
應收利息		—	—
應收賬款		—	—
其他應收款	八-1	**319,285,854.82**	285,792,292.21
預付賬款		—	—
應收補貼款		—	—
存貨		—	—
待攤費用		—	—
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		**606,643,719.23**	556,717,692.83
長期投資：			
長期股權投資	八-2	**1,853,732,823.78**	1,772,278,585.65
長期債權投資		—	—
長期投資合計		**1,853,732,823.78**	1,772,278,585.65
固定資產：			
固定資產原價		**37,407,029.02**	31,605,410.76
減：累計折舊		**10,215,684.50**	7,279,372.15
固定資產淨值		27,191,344.52	24,326,038.61
減：固定資產減值準備		**7,109,752.25**	7,109,752.25
固定資產淨額		**20,081,592.27**	17,216,286.36
工程物資		—	—
在建工程		—	4,330,352.17
固定資產清理		—	—
固定資產合計		**20,081,592.27**	21,546,638.53
無形資產及其他資產：			
無形資產		—	—
長期待攤費用		**1,997,842.14**	2,404,510.41
其他長期資產		—	—
無形資產及其他資產合計		**1,997,842.14**	2,404,510.41
遞延稅項：			
遞延稅款借項		—	—
資產總計		**2,482,455,977.42**	2,352,947,427.42

附表四之二
貨幣單位：人民幣

補充資料		金額
1、	**將淨利潤調節為經營活動現金流量：**	
	淨利潤	139,795,406.44
	少數股東損益	10,552,991.99
	加： 計提的資產減值準備	32,743,975.65
	固定資產折舊	88,008,290.55
	無形資產攤銷	3,684,535.13
	長期待攤費用攤銷	10,506,483.88
	待攤費用減少 (減：增加)	(9,572,735.87)
	預提費用增加 (減：減少)	(168,814.27)
	處置固定資產、無形資產和其他長期資產的損失(減：收益)	1,311,332.19
	固定資產報廢損失	3,606,761.89
	財務費用	32,678,736.34
	投資損失(減：收益)	(2,714,764.17)
	遞延税款貸項(減：借項)	—
	存貨的減少(減：增加)	(218,920,454.79)
	經營性應收項目的減少(減：增加)	(292,781,383.90)
	經營性應付項目的增加(減：減少)	190,126,875.89
	其他	4,312,36.07
	經營活動產生的現金流量淨額	(6,830,395.98)
2、	**不涉及現金收支的投資和籌資活動：**	
	債務轉為資本	—
	一年內到期的可轉換公司債券	—
	融資租入固定資產	—
3、	**現金及現金等價物淨增加情況**	
	現金的期末餘額	816,439,041.14
	減： 現金的期初餘額	1,019,903,178.95
	加： 現金等價物的期末餘額	—
	減： 現金等價物的期初餘額	—
	現金及現金等價物淨增加額	(203,464,137.81)

註： 合併現金流量表中「現金及現金等價物淨增加額」數字與補充資料的數字相差2,425,878.62元，原因是本年合併報表範圍發生變化(詳見合併會計報表附註第四點説明)，使補充資料中的現金及現金等價物餘額的年末數與年初數所包括的子公司範圍不同。而合併現金流量表中的現金及現金等價物淨增加額不包括本年末不納入合併範圍的子公司的現金流量及已出售子公司股權轉該日至年末的現金流量。

附表四之一
貨幣單位：人民幣元

項目	附註	金額
一、 經營活動產生的現金流量		
銷售商品、提供勞務收到的現金		7,949,850,555.19
收到的稅費返還		7,702,554.51
收到的其他與經營活動有關的現金	七-42	76,171,204.49
現金流入小計		8,033,724,314.19
購買商品、接受勞務支付的現金		6,463,193,346.47
支付給職工以及為職工支付的現金		491,208,618.60
支付的各項稅費		439,393,768.03
支付的其他與經營活動有關的現金	七-43	646,758,977.06
現金流出小計		8,040,554,710.16
經營活動產生的現金流量淨額		(6,830,395.98)
二、 投資活動產生的現金流量		
收回投資所收到的現金		24,138,436.81
其中：出售子公司所收到的現金		3,077,200.00
取得投資收益所收到的現金		4,900,136.83
處置固定資產、無形資產和其他長期資產所收回的現金淨額		2,777,805.04
收到的其他與投資活動有關的現金		—
現金流入小計		31,816,378.68
購建固定資產、無形資產和其他長期資產所支付的現金		367,176,513.22
投資所支付的現金		9,825,000.00
其中：購買子公司所支付的現金		—
支付的其他與投資活動有關的現金		—
現金流出小計		377,001,513.22
投資活動產生的現金流量淨額		(345,185,134.54)
三、 籌資活動產生的現金流量		
吸收投資所收到的現金		—
子公司吸收少數股東權益性投資所收到的現金		7,650,000.00
借款所收到的現金		678,230,000.00
收到的其他與籌資活動有關的現金		107,687,857.13
現金流入小計		793,567,857.13
償還債務所支付的現金		521,840,000.00
分配股利、利潤和償付利息所支付的現金		81,376,182.62
子公司支付少數股東股利所支付的現金		9,105,010.88
支付的其他與籌資活動有關的現金		30,422,628.06
現金流出小計		642,743,821.56
籌資活動產生的現金流量淨額		150,824,035.57
四、 匯率變動對現金的影響額		153,235.76
五、 現金及現金等價物淨增加額		(201,038,259.19)

合併利潤分配表

附表三
貨幣單位：人民幣元

項目	附註	本年累計數	上年累計數
一、 淨利潤		**139,795,406.44**	158,477,747.94
加：年初未分配利潤	七-32	**74,594,593.92**	49,665,627.95
加：其他轉入		—	3,972,143.34
二、 可供分配的利潤		**214,390,000.36**	212,115,519.23
減：提取法定盈餘公積	七-31	**32,076,133.21**	34,419,291.99
減：提取法定公益金	七-31	**24,892,774.22**	26,812,654.95
減：提取職工獎勵及福利基金		**2,507,077.69**	2,144,451.47
減：提取儲備基金		**940,154.13**	804,169.31
減：提取企業發展基金		**940,154.13**	804,169.31
減：利潤歸還投資		—	—
三、 可供股東分配的利潤		**153,033,706.98**	147,130,782.20
減：應付優先股股利			
減：提取任意盈餘公積	七-31	**21,821,210.05**	24,558,173.33
減：應付普通股股利	七-32	**48,654,000.00**	48,654,000.00
減：轉作股本的普通股股利		—	—
四、未分配利潤		**82,558,496.93**	73,918,608.87

二零零三年度

附表二之二

報告期利潤	2003年度				2002年度			
	淨資產收益率		每股收益(人民幣元)		淨資產收益率		每股收益(人民幣元)	
	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	56.50%	57.65%	1.69	1.69	55.21%	56.64%	1.59	1.59
營業利潤	12.19%	12.43%	0.37	0.37	14.16%	14.52%	0.41	0.41
淨利潤	5.75%	5.87%	0.17	0.17	6.79%	6.96%	0.20	0.20
扣除非經常性損益後的淨利潤	5.95%	6.06%	0.18	0.18	6.95%	7.12%	0.20	0.20

合併利潤表

附表二之一
貨幣單位：人民幣元

項目	附註	本年累計數	上年累計數
一、 主營業務收入	七-33	**6,971,963,246.21**	5,943,823,330.51
減：主營業務成本	七-34	**5,575,381,494.57**	4,630,442,992.22
減：主營業務稅金及附加	七-35	**23,867,921.27**	23,971,060.12
二、 主營業務利潤		**1,372,713,830.37**	1,289,409,278.17
加：其他業務利潤	七-36	**43,331,577.75**	31,799,024.38
減：營業費用		**480,112,918.89**	418,080,004.45
減：管理費用		**617,672,250.86**	557,186,117.00
減：財務費用	七-37	**22,200,163.99**	15,329,165.53
三、 營業利潤		**296,060,074.38**	330,613,015.57
加：投資收益	七-38	**2,714,764.17**	(16,898,852.55)
加：補貼收入		**276,208.28**	314,068.00
加：營業外收入	七-39	**2,616,643.99**	2,858,663.60
減：營業外支出	七-40	**16,894,247.44**	29,380,807.14
四、 利潤總額		**284,773,443.38**	287,506,087.48
減：所得稅		**134,425,044.95**	113,122,444.16
減：少數股東損益		**10,552,991.99**	15,905,895.38
五、 淨利潤		**139,795,406.44**	158,477,747.94

補充資料：

序號	項目	本年累計數	上年累計數
1.	出售、處置部門或被投資單位所得收益	**969,762.78**	—
2.	自然災害發生的損失	—	—
3.	會計政策變更增加(或)減少利潤總額	—	—
4.	會計估計變更增加(或)減少利潤總額	—	—
5.	債務重組損失	—	—
6.	其他	—	—

二零零三年十二月三十一日

附表一之二
貨幣單位：人民幣元

項目	附註	年末數	年初數
流動負債：			
短期借款	七-16	664,230,000.00	555,340,000.00
應付票據	七-17	212,533,538.69	78,178,584.40
應付賬款	七-18	644,880,577.38	580,755,642.12
預收賬款	七-19	34,182,508.08	46,266,805.26
應付工資		77,634,473.67	81,003,162.42
應付福利費		56,334,037.21	57,057,212.15
應付股利	七-20	11,178.03	470,722.36
應交稅金	七-21	21,605,390.47	48,773,628.89
其他應交款	七-22	2,651,595.11	3,954,085.03
其他應付款	七-23	199,619,096.28	124,069,695.90
預提費用	七-24	4,456,292.55	4,625,106.82
預計負債		—	—
一年內到期的長期負債	七-25	30,000,000.00	—
其他流動負債		—	—
流動負債合計		1,948,138,687.47	1,580,494,645.35
長期負債：			
長期借款	七-26	107,180,000.00	89,680,000.00
應付債券		—	—
長期應付款	七-27	3,616,783.17	3,619,897.61
專項應付款	七-28	46,893,897.48	22,893,288.18
其他長期負債		5,000,000.00	5,000,000.00
長期負債合計		162,690,680.65	121,193,185.79
遞延稅項：			
遞延稅款貸項		—	—
負債合計		2,110,829,368.12	1,701,687,831.14
少數股東權益		166,733,695.45	135,923,981.38
股東權益：			
股本	七-29	810,900,000.00	810,900,000.00
減：已歸還投資		—	—
股本淨額		810,900,000.00	810,900,000.00
資本公積	七-30	1,119,572,202.41	1,114,334,224.64
盈餘公積	七-31	416,445,683.07	336,429,845.16
其中：法定公益金	七-31	134,458,560.41	109,728,912.38
未分配利潤	七-32	82,558,496.93	73,918,608.87
其中：現金股利		48,654,000.00	48,654,000.00
股東權益合計		2,429,476,382.41	2,335,582,678.67
負債及股東權益總計		4,707,039,445.98	4,173,194,491.19

合併資產負債表

附表一之一
貨幣單位：人民幣元

項目	附註	年末數	年初數
流動資產：			
貨幣資金	七-1	816,439,041.14	1,019,903,178.95
短期投資	七-2	49,499,310.37	61,194,385.90
應收票據	七-3	52,280,755.19	180,000.00
應收股利	七-4	6,316,510.00	5,474,684.92
應收利息		—	—
應收賬款	七-5	878,361,678.85	716,482,532.62
其他應收款	七-6	130,980,738.37	122,975,499.77
預付賬款	七-7	120,102,331.41	80,700,451.50
應收補貼款	七-8	10,325,834.50	10,064,712.63
存貨	七-9	1,067,439,529.10	848,519,074.31
待攤費用	七-10	91,300,355.06	81,727,619.19
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		3,223,046,083.99	2,947,222,139.79
長期投資：			
長期股權投資	七-11	74,867,192.97	86,789,969.55
長期債權投資		—	—
長期投資合計		74,867,192.97	86,789,969.55
固定資產：			
固定資產原價	七-12	1,505,442,749.56	1,247,479,589.50
減：累計折舊	七-12	498,586,610.77	442,207,260.76
固定資產淨值		1,006,856,138.79	805,272,328.74
減：固定資產減值準備	七-12	25,786,824.47	29,564,343.45
固定資產淨額		981,069,314.32	775,707,985.29
工程物資		—	—
在建工程	七-13	305,928,588.83	236,616,437.79
固定資產清理		—	—
固定資產合計		1,286,997,903.15	1,012,324,423.08
無形資產及其他資產：			
無形資產	七-14	93,715,205.21	93,768,566.32
長期待攤費用	七-15	28,413,060.66	33,089,392.45
其他長期資產		—	—
無形資產及其他資產合計		122,128,265.87	126,857,958.77
遞延稅項：			
遞延稅款借項		—	—
資產總計		4,707,039,445.98	4,173,194,491.19

本所函件編號：(2004)羊查字第2297號

廣州藥業股份有限公司全體股東：

我們審計了後附的貴公司2003年12月31日的公司和合併資產負債表以及2003年度的公司和合併利潤表、利潤分配表及現金流量表。這些會計報表的編制是貴公司管理當局的責任。我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支持會計報表金額和披露的證據，評價管理當局在編制會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述會計報表符合國家頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允反映了貴公司2003年12月31日的財務狀況以及2003年度的經營成果和現金流量。

廣州羊城會計師事務所有限公司

中國註冊會計師
黃偉成

中國註冊會計師
張寧

中國 • 廣州

2004年3月26日

重大合同及履行情況

(1) 本報告期內，本集團未發生因託管、承包、租賃其他公司資產或因其他公司託管、承包、租賃本集團資產，而為本集團帶來達到本年度利潤總額10%以上利潤的事項。

(2) 本報告期內，本集團無重大擔保事項。

(3) 委託理財事項

本報告期內，本集團沒有任何委託理財事項。

除上述所披露外，本集團於本報告期內無其他重大合同。

本報告期末，本集團已簽約未支付的工程及設備支出為231,101千元、已簽約未支付的租賃支出為69,355千元。本報告期內，本集團按期履行承諾。

本報告期內，本集團分別向廣州羊城會計師事務所有限公司及羅兵咸永道會計師事務所支付報酬91萬元及227萬元，其中，支付廣州羊城會計師事務所有限公司二零零二年度審計費為80萬元，二零零三年中期審閱費10萬元，驗資費1萬元；支付羅兵咸永道會計師事務所二零零二年度審計費為194萬元，二零零三年中期審閱費33萬元。國內會計師及國際核數師已為本集團提供審計服務的時間均為7年。

本報告期內，本公司、公司董事會及董事概無受到中國證監會稽查、中國證監會行政處罰、通報批評或證券交易所處罰。

本報告期內，本集團無其他重要事項。

重大訴訟、仲裁事項

本報告期內，本集團無重大訴訟或仲裁事項。

重大收購及出售資產事項

本報告期內，本公司無重大收購及出售資產事項（包括附屬公司及聯營公司）、吸收合併事項。

重大關聯交易事項

本報告期內，本集團原控股97.44%之子公司廣州漢方經廣州漢方董事會決議同意以增資擴股方式引入新股東。本公司控股股東廣藥集團以經評估的實物資產價值人民幣2,563.43萬元向廣州漢方增資；華東中藥工程集團有限公司以現金增資人民幣500萬元；廣州漢方董事及高管人員劉菊妍、莫尚志、蔡杏春、趙向勇、葛發歡等5名自然人共以現金增資人民幣265萬元。廣州漢方上述增資事項已於二零零三年四月十七日完成工商變更登記手續。增資完成後，本公司直接及間接持有廣州漢方58.66%的權益。該關聯交易內容詳見二零零三年八月十二日的《上海證券報》、香港《經濟日報》及《The Standard》的公告。

本報告期末至本報告日期間進行的關聯交易如下：

(1) 本公司出資人民幣3,888,713.99元收購廣藥集團持有廣藥集團盈邦營銷有限公司51%股權的關聯交易，交易完成後，本公司持有廣藥集團盈邦營銷有限公司51%的股權；

(2) 本公司向廣藥集團租賃廣州沙面北街45號後座二、三樓辦公場地以及續租廣州沙面北街45號前座二樓辦公場地及其它場地的關聯交易；

有關以上關聯交易的公告刊登於二零零四年二月九日的《上海證券報》、香港的《經濟日報》及《The Standard》上。

上述關聯交易已嚴格履行有關法律、法規要求，並已辦理有關交易手續。

一般關聯交易情況詳見按中國會計準則及制度編制的財務報告之會計報表附註。

3. 第二屆第十四次監事會會議於二零零三年八月十五日召開，並通過如下決議案：

- 二零零三年半年度報告；
- 二零零三年半年度未經審核的財務報告及利潤分配方案。

4. 第二屆第十五次監事會會議於二零零三年十月十七日召開，並通過廣州藥業二零零三年三季度的業績報告。

本報告期內，本公司監事會根據國家有關法律、法規，對公司股東大會和董事會召開的程序、決議事項和董事會執行股東大會決議的情況，對公司董事、高級管理人員執行職務情況進行了監督。監事會認為，公司能嚴格執行國家法律、法規，按上市公司的規範程序運作，公司決策程序符合《公司法》、《公司章程》等的規定，公司建立了完善的管理制度，董事認真履行了董事會的決議；公司高級管理人員執行公司職務時，沒有違反法律、法規、《公司章程》和損害公司利益的行為發生。

本公司監事會對國內會計師及國際核數師出具的本公司二零零三年度的審計報告，進行了認真細緻的審查，認為審計報告真實準確的反映了本公司的財務狀況和經營成果。本年度國內會計師及國際核數師所為本公司出具了標準無保留意見的審計報告。

本公司於二零零一年一月十日發行7,800萬股A股股票，募集資金淨額為73,799萬元。本公司發行A股資金實際投入的項目與招股意向書承諾項目一致。本報告期內，沒有發生擠佔挪用募集資金等現象。

本公司收購、出售資產交易價格合理，無發現內幕交易，無損害部分股東的權益或造成公司資產流失。關聯交易公平合理，並無損害上市公司利益。

承監事會命
陳燦英
監事會主席

中國廣州，二零零四年三月二十六日

各位股東：

我代表廣州藥業股份有限公司監事會，依據公司章程的規定，向本次大會報告二零零三年度監事會的工作。

本報告期內監事會共召開4次會議，主要情況如下：

1. 第二屆第十二次監事會會議於二零零三年三月二十一日召開，並通過如下議案：

   - 本公司二零零二年度董事會報告書；
   - 本公司截至二零零二年度經審核的財務報告；
   - 本公司二零零二年度末的核數師報告；
   - 通過續聘任期屆滿的國內會計師（廣州羊城會計師事務所有限公司）及國際核數師（羅兵咸永道會計師事務所），並建議股東大會授權董事會決定其酬金；
   - 本公司二零零二年度末之利潤分配及派息方案；
   - 本公司預計二零零三年度利潤分配政策的議案；
   - 本公司董事及監事服務報酬總金額；
   - 關於授權董事配發及發行新股份的建議；
   - 關於召開二零零二年股東週年大會的議案。

2. 第二屆第十三次監事會會議於二零零三年八月十五日以書面表決形式進行，並通過了本公司控股股東廣藥集團及劉菊妍等5名自然人向本公司之子公司廣州漢方增資的關聯交易的議案。

獨立非執行董事對本公司累計和當期對外擔保情況、對本公司控股股東及其它關聯方佔用資金情況的專項說明及獨立意見

根據證監發[2003]56號《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》的精神，我們本著實事求是的原則，對本公司的對外擔保情況進行認真的檢查和落實，現將有關情況説明如下：

截至本報告期末本公司未對控股股東及其他關聯方提供任何擔保。

承董事會命
蔡志祥
董事長

中國廣州，二零零四年三月二十六日

資金佔用方	資金佔用方與上市公司的關係	相對應的會計報表科目	資金佔用期末金額(萬元)		資金佔用期初金額(萬元)		資金佔用借方累計發生額(萬元)		資金佔用貸方累計發生額(萬元)		佔用方式	佔用原因
廣州醫藥集團有限公司	母公司	其他應收款	722.68	—	813.03	—	—	—	90.35	—	預付款及往來款	預付租金及日常往來
廣州僑光製藥廠	同一母公司	應收賬款	—	557.25	—	723.65	—	3,581.57	—	3,747.97	採購	生產
		其他應收款	—	—	19.71	—	—	—	19.71	—	往來款	日常往來
廣州明興製藥廠	同一母公司	應收賬款	—	28.84	—	0.20	—	166.61	—	137.97	採購	生產
廣州天心藥業股份有限公司	同一母公司	應收賬款	—	314.00	—	91.76	—	1,752.78	—	1,530.54	採購	生產
廣州何濟公製藥廠	同一母公司	應收賬款	—	1.76	—	1.71	—	12.05	—	12.00	採購	生產
廣州光華藥業股份有限公司	同一母公司	應收賬款	—	43.38	—	33.69	—	323.78	—	314.09	採購	生產
廣州醫藥機械廠	同一母公司	其他應收款	—	—	3.33	—	—	—	3.33	—	往來款	日常往來
廣州衛生材料廠	同一母公司	應收賬款	—	32.93	—	114.17	—	180.65	—	261.89	採購	生產
廣州華南醫療器械有限公司	同一母公司	其他應收款	10.00	—	10.00	—	—	—	—	—	往來款	日常往來
廣州醫藥集團盈邦營銷有限公司	同一母公司	應收賬款	—	176.33	—	350.70	—	2,249.89	—	2,424.26	採購	銷售
		其他應收款	500.00	—	502.96	—	—	—	2.96	—	拆借	臨時佔用
廣州醫藥經濟拓展公司	同一母公司	應收賬款	—	2.58	—	—	—	2.58	—	—	採購	銷售
保聯拓展公司	同一母公司	其他應收款	822.16	—	579.62	—	408.86	—	166.32	—	拆借及撥付經費	日常往來及經費支出
廣州中富藥業有限公司	聯營公司	應收賬款	—	18.76	—	47.73	—	141.60	—	170.57	採購	生產
		其他應收款	0.34	—	—	—	22.72	—	22.38	—	往來款	日常往來
廣州醫藥工業研究所	同一母公司	其他應收款	—	—	200.00	—	—	—	200.00	—	拆借	臨時佔用
廣州白雲山企業集團	同一母公司	應收賬款	—	—	—	641.36	—	—	—	641.36	採購	生產
廣州白雲山製藥總廠	同一母公司	應收賬款	—	776.56	—	—	—	2,274.27	—	1,497.71	採購	生產
廣州白雲中藥廠	同一母公司	應收賬款	—	85.19	—	37.04	—	158.15	—	110.00	採購	生產
合計			2,055.18	2,037.58	2,128.65	2,042.01	431.58	10,843.93	505.05	10,848.36		

15. 銀行貸款、透支及其它借款

於二零零三年十二月三十一日，本集團之銀行貸款、透支及其它借款情況載於第83頁和第86頁及第139頁和第144頁。截止二零零三年十二月三十一日，本集團的銀行貸款、短期借款及總負債與去年相比並無重大不利變動。

16. 資產負債率

於二零零三年十二月三十一日，本集團的資產負債率相對去年數字並無重大不利變動。

17. 核數師

本公司二零零二年度股東週年大會批准，本公司續聘廣州羊城會計師事務所有限公司及羅兵咸永道會計師事務所分別為本公司二零零三年度之國內會計師及國際核數師。

董事會建議續聘廣州羊城會計師事務所有限公司及羅兵咸永道會計師事務所分別為本公司二零零四年度之國內會計師及國際核數師之議案將提請即將召開之二零零三年度股東週年大會通過。

過去三年內本公司沒有更換會計師和核數師。

註冊會計師對本公司控股股東及其他關聯方佔用資金情況的專項說明

廣州羊城會計師事務所有限公司對本公司控股股東及其它關聯方佔用資金情況做了專項說明。

根據中國證券監督管理委員會及國務院國有資產監督管理委員會《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》(證監發[2003]56號文)的要求，編制了截至二零零三年十二月三十一日止年度控股股東及其他關聯方佔用資金情況表如下：

13. 員工住房

根據廣藥集團與本公司簽訂之職工住房服務合同，廣藥集團同意以優惠房價向本集團的職工出售住房。本公司將按照優惠房價與廣藥集團在建設或購入該職工住房的成本並扣除累積折舊後之差額補貼給廣藥集團。於二零零三年十二月三十一日，須向廣藥集團支付的職工住房改造款合共約人民幣62,030千元(二零零二年：人民幣62,030千元)。

此外，本集團已建設或購入部分職工住房。於二零零三年十二月三十一日，處置該等住房的收入與其建設或購入的成本之差額合共人民幣42,437千元(二零零二年：人民幣42,437千元)。

相應地，上述之職工住房改造款於二零零三年十二月三十一日合共為人民幣104,467千元(二零零二年：人民幣104,467千元)。根據中國財政部財企[2000]29號文件《關於企業住房制度改革中有關財務處理問題的通知》的規定，上述之職工住房改造款應計入二零零三年十二月三十一日法定帳目的年初未分配利潤，由此造成年初未分配利潤的借方餘額，則可在董事會批准下以法定公益金、盈餘公積金及資本公積金彌補。此處理辦法已於按中國會計準則及制度編制的財務會計報告中處理。

按香港普遍採納之會計原則，本集團將以遞延職工住房改造款的形式，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。本集團於二零零三年十二月三十一日止，累計攤銷人民幣45,896千元，其中，二零零三年攤銷人民幣10,446千元，於二零零三年十二月三十一日，上述遞延職工住房改造款餘額為人民幣58,571千元。本公司董事會認為，如果上述遞延職工住房改造款餘額在二零零三年度攤銷，則本集團於二零零三年十二月三十一日的總資產值將減少約人民幣58,571千元。廣州市人民政府穗府[2000]18號文所陳述的對無分配住房及住房未達標老職工的一次性住房補貼的問題，董事會認為該文件對本集團不具有強制性約束力。從二零零一年開始，本集團根據各企業的實際情況制定職工住房補貼政策。

14. 發展／出售之物業

本報告期內，本集團並沒有持作發展及／或出售，或投資之用的物業金額，相等於本集團有形資產淨值的15%以上，或該等物業所提供的貢獻超過本集團除稅前營利的15%的情況。

7. 關聯交易

此等交易的詳情見本年報第95頁至第103頁及第153頁至第154頁。

其他與共同控制實體、聯營公司的交易亦已於財務報告附註中披露。惟此等交易並不構成上市規則中的關聯交易。

董事會認為上述之關連交易已按照港交所發予本公司的豁免而進行。

該等關聯交易已經本公司獨立非執行董事審核，並經各獨立非執行董事確認所有關聯交易是在本公司之日常及一般業務中進行，有關交易條款均為正常商業條款或不差於提供予第三者之條款，而該等交易已按有關協議的條款或不差於提供予第三者之條款而進行。

8. 管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽定或存在任何合約。

9. 最佳應用守則

本公司於本年度內一直遵守港交所上市規則附錄十四所載《最佳應用守則》的規定。

10. 審核委員會

審核委員會已經與管理層審閱本集團採納的會計原則、會計準則及方法，並探討審計、內部監控及財務匯報事宜，包括審閱截至二零零三年十二月三十一日止的經審計的年度賬目。

11. 稅項減免

根據中華人民共和國稅法[1993]045號的規定，對持有海外股(包括H股)的外籍個人，從發行海外股的中國境內企業所取得的股息(紅利)所得，暫免徵收個人所得稅。除以上稅項減免外，本公司並無其他稅項優惠政策。

12. 退休金計劃

有關本集團退休金計劃詳情及退休金供款額分別列於第120頁與第126頁。

信息披露報刊變更情況

本報告期內本公司信息披露報刊沒有發生變更。

其他事項

1. **賬目**

本集團按中國會計準則及制度和按香港普遍採納之會計原則編制截至二零零三年十二月三十一日止年度之業績載於第47頁及第109頁綜合損益表。

本集團按中國會計準則及制度和按香港普遍採納之會計原則編製於二零零三年十二月三十一日之財務狀況載於45頁及第110頁之相關資產負債表。

本集團按中國會計準則及制度和按香港普遍採納之會計原則編制截至二零零三年十二月三十一日止年度之現金流量分別載於第50頁及第113頁之相關綜合現金流量表。

本公司截至二零零三年十二月三十一日止年度按照中國會計準則及制度所編制之現金流量載於第56頁之現金流量表。

2. **財務摘要**

本集團過去五年按照香港普遍採納之會計原則所編制的業績、資產與負債的摘要載於第6頁。

本集團過去三年按照中國會計準則及制度所編制的業績、資產與負債的摘要載於第6頁。

3. **儲備**

本集團及本公司按中國會計準則及制度和按香港普遍採納之會計原則所編制的本年度內儲備的金額及變動詳情載於第88頁及第140頁至141頁。

4. **可供分派儲備**

根據本公司章程，可供股東分配的利潤乃按香港普遍採納之會計原則計算之數額與按中國會計準則及制度計算之數額兩者中之較低值計算。本公司於二零零三年十二月三十一日的可供分派儲備為按香港普遍採納之會計原則計算的人民幣76,050千元。

5. **固定資產**

於本年度內固定資產變動，詳情載於本年報第73頁至第74頁及第132頁至第133頁。

6. **董事及監事之合約權益**

本年度內或年結時，本公司、各同系附屬或控股公司概無簽訂任何涉及本集團之業務而本公司之董事或監事直接或間接在其中擁有重大權益之重要合約。

6. 第二屆第二十五次董事會會議於二零零三年八月十五日召開，並通過如下議案：

- 二零零三年半年度報告；
- 二零零三年半年度未經審計的財務報告及利潤分配方案。

7. 第二屆第二十六次董事會會議於二零零三年十月二十八日召開，並通過如下議案：

- 本公司二零零三年第三季度業績報告；
- 關於本公司購買董事與高級管理人員責任保險，並提請本公司股東大會批准的議案；
- 本公司《董事會審核委員會實施細則》；
- 本公司《董事會薪酬與考核委員會實施細則》；
- 本公司《董事會投資管理委員會實施細則》。

股東大會通過之決議的執行情況

二零零二年期末利潤分配

根據二零零二年度股東週年大會上通過之決議，二零零三年六月完成了本公司二零零二年度末期的分紅派息工作，分紅方案為每股派發現金紅利0.06元。H股股權登記日為二零零三年四月二十四日，除息日為二零零三年四月二十五日；A股股權登記日為二零零三年五月二十九日，除息日為二零零三年五月三十日。

本年度利潤分配預案或資本公積轉增股本預案

根據本公司章程，可供股東分配的利潤乃按香港普遍採納之會計原則計算之數額與按中國會計準則及制度計算之數額兩者中之較低者計算。董事會建議派發二零零三年全年股息為每股人民幣0.06元(A股含稅)(二零零二年：0.06元)，派發此項末期股息擬提交本公司二零零三年度股東週年大會審議通過(二零零三年度股東週年大會通告將另行公告)。

本年度不進行資本公積轉增股本。

董事會日常工作

董事會會議情況：

本公司董事會認真履行了《公司法》及本公司章程賦予的責任，認真執行了股東大會的決議，積極展開工作。本報告期內本公司共召開七次董事會會議，主要情況如下：

1. 第二屆第二十一次董事會會議於二零零三年一月二十三日召開，並通過如下議案：
   - 關於根據廣州市人民政府令17號《廣州市城鎮職工基本醫療保險試行辦法》的規定，並按香港普遍採納之會計原則，對本集團退休員工(包括未來10年內將退休的員工)的醫療保險費進行會計處理的議案。

2. 二零零三年第一次董事會會議於二零零三年三月十二日以書面表決形式進行，並通過如下議案：
   - 授權港交所將本公司日常披露的信息公告及相關資料呈送香港證券及期貨事務監察委員會備案存檔，並授權本公司董事、總經理周躍進先生簽署該份授權。

3. 第二屆第二十二次董事會會議於二零零三年三月二十一日召開，並通過如下議案：
   - 本公司二零零二年度董事會報告書；
   - 本公司二零零二年度經審核的財務報告；
   - 本公司二零零二年度末的核數師報告；
   - 續聘任期屆滿的國內會計師(廣州羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)，並建議股東大會授權董事會決定其酬金；
   - 本公司二零零二年度末之利潤分配及派息方案；
   - 本公司預計二零零三年度利潤分配政策的議案；
   - 本公司董事及監事服務報酬總金額；
   - 關於授權董事配發及發行新股份的建議；
   - 關於召開二零零二年股東週年大會的議案。

4. 第二屆第二十三次董事會會議於二零零三年四月二十五日召開，並通過了：
   - 本公司二零零三年第一季度業績報告。

5. 第二屆第二十四次董事會會議於二零零三年八月七日召開，並通過了：
   - 本公司控股股東廣藥集團及劉菊妍等5名自然人向本公司之子公司廣州漢方增資的關聯交易的議案。

6. 集團資產抵押詳情

於二零零三年十二月三十一日，本集團之銀行借款是以賬面淨值人民幣11,840萬元(二零零二年末：11,803萬元)的固定資產作抵押。

生產經營環境和宏觀政策的變化及對公司的影響

廣州藥業製造企業實施GMP改造後，生產成本將會有所上升。另外，國內醫藥市場競爭激烈，亦令貿易業務的銷售毛利率有所下降，上述因素將對本集團的經濟效益產生一定的影響。

本集團二零零三年度財務報告經國內廣州羊城會計師事務所有限公司和國際羅兵咸永道會計師事務所審計，註冊會計師簽字，分別出具了標準無保留意見的審計報告。

新年度的經營計劃

二零零四年是充滿挑戰的一年。中國加入世貿後，隨著中國醫藥市場特別是醫藥貿易市場的全面開放，醫藥市場的競爭將越來越激烈，廣州藥業亦將面臨新的挑戰與機遇。本公司仍將緊緊圍繞加快發展的思路，在完善企業治理結構、加強企業內部管理與監控的同時，努力發展壯大主營業務，發掘培育本集團新的盈利增長點。

1. 繼續加強重點支柱產品的市場營銷管理工作，加快推進重點培育產品的市場推廣策劃工作，儘快培育若干有市場競爭力的新的支柱產品，爭取銷售收入與利潤能上新的台階。

2. 加快技術創新平台建設，加速風濕平膠囊等新產品的投產和市場開發工作，努力培育新的經濟增長點。同時，繼續努力提高企業的技術競爭力水平。

3. 進一步規範與完善廣州藥業SAP系統，爭取上半年完成製造企業SAP系統的升級工作，同時加快推進廣州藥業商業ERP項目的實施和培訓工作。

4. 加大對外招商引資的力度，繼續積極物色與國內優秀醫藥企業合作的機會，加大力度對國內合適的醫藥企業實施並購，努力為本集團創造新的盈利增長點。

5. 逐步建立和完善企業內部的業績考核體制，繼續完善現有的長期激勵機制，進一步提升核心業務骨幹的積極性與創造性。

二零零四年，本集團將繼續勤勉進取、務實創新的精神，為股東創造更好的回報。

公司財務狀況(單位：人民幣千元)

1. 公司財務狀況

按中國會計準則及制度

項目	2003年度	2002年度		增減(±%)
		調整前	調整後	
總資產	**4,707,039**	4,173,194	4,173,194	12.79
股東權益	**2,429,476**	2,286,929	2,335,583	4.02
主營業務利潤	**1,372,714**	1,289,409	1,289,409	6.46
淨利潤	**139,795**	158,478	158,478	(11.79)
現金及現金等價物淨增加額	**(201,038)**	126,211	126,211	(259.29)

按香港普遍採納之會計原則

項目	2003年度	2002年度	增減(±%)
總資產	**4,954,091**	4,410,210	12.33
股東權益	**2,551,417**	2,454,080	3.97
經營盈利	**307,365**	219,485	40.03
淨利潤	**146,667**	101,155	44.99
現金及現金等價物淨增加額	**(181,895)**	104,988	(273.25)

變動原因：

現金及現金等價物淨增加額比上年下降259.29%，主要是由於本集團本年GMP改造投入的資金大大增加所致。

2. 資金流動性、財政資源及資本結構情況

於二零零三年十二月三十一日，本集團之長期借款為人民幣10,718萬元(二零零二年末：8,968萬元)，該借款為人民幣定息借款，借款期為二至三年。於二零零三年十二月三十一日，本集團的現金及現金等價物為人民幣81,644萬元(二零零二年末：101,990萬元)，其中約95.66%及4.34%分別為人民幣及港幣。

3. 資本性開支

本集團預計二零零四年資本性開支約為3.67億元(二零零三年：3.63億元)，本集團的資金完全能夠滿足資本性開支計劃和日常營運。

4. 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

5. 或有負債

截至二零零三年十二月三十一日止，本集團並無重大或有負債。

(2) 截至本報告期末，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目全部一致，未有任何項目變更。

3. 本報告期內非募集資金投資項目的情況

(1) 經本公司二零零三年一月三日的投資管理委員會會議審議通過，本公司投資120萬元用於「廣州藥業經營財務信息監控平台」。該方案經由廣州市經委組織的專家會議討論通過，並獲廣州市經委批准正式立項和資助。

(2) 經本公司二零零三年五月二十六日的投資管理委員會會議審議通過，本公司與廣州新綠洲生命科技有限公司、廣東省中醫院共同發起成立廣州金申醫藥科技有限公司，廣州藥業投資67.5萬元，佔股45%，為第一大股東。該公司專門從事中藥與中藥保健品的研究開發及經營。

(3) 經本公司二零零三年八月二十八日的投資管理委員會會議審議通過，本公司之控股子公司——廣州拜迪生物醫藥有限公司(「廣州拜迪」)出資100萬元與廣州翰賓生物技術有限公司和廣州市生物工程中心共同發起成立廣州華因生物技術有限公司。該公司的註冊資本為100萬元人民幣，其中廣州拜迪認繳的出資額為15萬元，佔公司註冊資本15%。同時，廣州拜迪另無償提供符合GMP標準的500平方米生物醫藥廠房予廣州華因生物技術有限公司使用5年。

(4) 經本公司二零零三年八月二十 八日的投資管理委員會會議審議通過，本公司之控股子公司—廣州醫藥有限公司(「醫藥公司」)與原湖北人福安康醫藥物資公司的兩位自然人共同投資成立湖北廣藥安康醫藥有限公司。該公司註冊資本為600萬元，醫藥公司出資306萬元人民幣，佔該公司註冊資本51%。該公司的成立有利於醫藥公司在湖北地區大力拓展醫院和零售終端市場，提高對終端客戶的服務水平，促進省外銷售的大幅度增長。

(5) 經本公司二零零三年九月十日的投資管理委員會會議審議通過，本公司向本公司之控股子公司—廣州拜迪增資2,010萬元。

上述項目進一步拓寬了本公司投資渠道和領域。

2. 截至本報告期末，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目全部一致。具體運用情況如下(單位：人民幣千元)：

類別	**項目名稱**	**募股計劃投入資金**	**本報告期末累計投入金額**	**進度(%)**
重點產品技術改造及新產品產業化				
小丸類	消渴丸技改	29,800	29,800	100
	保濟丸技改	11,000	11,000	100
	新產品胃熱清產業化	29,000	7,990	80
	引進高速全自動小丸生產線技改	11,000	11,000	100
	華佗再造丸技改	17,000	17,000	100
	喉疾靈、補脾益腸小丸技改	29,100	17,580	70
口服液	引進口服液生產線技改	29,500	29,500	100
	新產品克感利咽口服液產業化	19,600	19,600	100
沖劑類	虛汗停顆粒沖劑技改	12,000	12,000	100
	引進高速全自動顆粒劑生產線技改	29,900	29,900	100
	小兒速效感冒沖劑技改	23,000	23,000	100
片劑類	新產品婦炎消泡騰片產業化	29,500	8,640	45
	健脾理腸片、清熱暗瘡片技改	17,800	17,800	100
	膏露車間技改	29,500	29,500	100
	栓劑車間技改	12,000	12,000	100
新技術基地				
中藥現代化提取分離純化技術產業化基地		29,900	23,720	83
超臨界CO_2萃取技術產業化基地		29,900	13,180	80
貿易業類				
銷售網絡擴張項目				
增設健民連鎖店		89,300	84,230	94
增設采芝林連鎖店		59,500	20,840	60
物流中心技改		20,000	20,000	81
商業ERP系統技改		20,000	15,620	80
生物醫藥研究開發中心		80,000	50,180	63
補充流動資金		50,000	79,690(注)	—
合計		708,300	583,770	

註： *本公司發行A股實際募集資金淨額為73,799萬元，超出預計募集資金部分(2,969萬元)均作為補充企業流動資金使用。*

(1) 項目收益和未達到計劃進度項目的說明：

上述投資項目，已經完工的項目在本報告期內共新增銷售收入43,759萬元，新增毛利潤24,625萬元。

其中，婦炎消泡騰片、胃熱清膠囊等項目因廠房搬遷而延期，預計在二零零四年底完成；而銷售網絡建設項目則因市場競爭激烈而放緩。

4. 主要供應商及主要客戶情況：本集團向前五名供應商合計的採購金額為972,248千元，佔本年度採購總額的比例為16.51%；其中最大供應商的採購金額為255,763千元，佔本年度總採購額4.34%。前五個客戶銷售額合計388,693千元，佔本集團銷售總額的比例為5.58%；其中最大客戶銷售額為145,646千元，佔本集團本年度銷售總額2.09%。

據董事所知，無任何董事或彼等之聯繫人士或擁有本公司已發行股本5%以上的股東於本集團前五名供應商及客戶中擁有任何權益。

5. 經營中出現的問題與困難及解決方案

國家藥品價格政策的調整、部分原藥材價格的上升及平價藥店的大量湧現，對本集團的經營帶來一定的影響。面對嚴峻的市場形勢，本集團認真分析市場的變化，及時調整營銷策略，加大終端市場的拓展力度，努力擴大企業的銷售規模，確保了企業經營業績的穩步增長。

公司投資情況

1. 本報告期內發行A股募集資金運用情況

經中國證監會核准，二零零一年一月十日，本公司在境內以每股9.80元的價格發行7,800萬股A股股票，募集資金淨額為73,799萬元。截至本報告期末，共計投入A股募集資金58,377萬元；尚未使用的資金為15,422萬元，暫時存放於銀行或作為企業流動資金運用，本公司將根據項目實施進度分批投入。

3. 本公司持股超過50%的控股子公司經營之情況及業績

（單位：人民幣千元）

企業名稱	主要產品及業務性質	本年末總資產	本年末淨資產	本年度淨利潤
廣州中一藥業有限公司	消渴丸等中成藥製造	469,808	332,680	56,999
廣州陳李濟藥廠	烏雞白鳳丸等中成藥製造	265,364	189,545	20,130
廣州奇星藥廠	華佗再造丸等中成藥製造	178,517	166,969	12,906
廣州星群(藥業)股份有限公司	夏桑菊等中成藥製造	304,468	202,840	27,202
廣州敬修堂(藥業)股份有限公司	清熱消炎寧等中成藥製造	183,939	100,467	5,270
廣州潘高壽藥業股份有限公司	蜜煉川貝枇杷膏等中成藥製造	299,628	177,489	3,029
廣州羊城藥業股份有限公司	保濟丸等中成藥製造	178,657	141,373	18,810
廣州環葉製藥有限公司	植物藥製造	34,303	24,152	253
廣州拜迪生物醫藥有限公司	生物醫藥研發、製造	67,831	62,575	(4,704)
廣州漢方現代中藥研究開發有限公司	中成藥研發、製造	85,382	71,205	(4,131)
廣州醫藥有限公司	西藥、醫療器械銷售	1,824,061	391,118	40,173
廣州市藥材公司	中藥材、中成藥銷售	351,949	92,231	(1,126)
廣州市醫藥進出口公司	中成藥、西藥藥品進出口	121,144	19,821	848

本公司並無單個參股公司的投資收益對本集團淨利潤影響達到10%以上。

本集團繼續推進新產品的研發及重點產品的二次開發工作。年內，新藥申報臨床的有2項，獲得臨床批文的有1項，申報新藥證書的有1項，正在開展臨床的有1項，投產的新產品有痔炎消顆粒(無糖)，復方小兒退熱栓，克感利咽口服液等18個。

本報告期內，本公司已全面完成下屬7家製造企業ERP系統的實施並已上線運行。該項目年內已通過了廣州市經濟委員會組織的專家鑒定驗收並得到專家們的高度評價和肯定。目前，本公司正積極進行商業ERP項目的實施工作。

(3) 醫藥貿易業務(包括批發、零售和進出口)

二零零三年度本集團貿易業務按中國會計準則及制度和香港普遍採納之會計原則編制的營業額均為5,082,749千元，同比增長21.01%。按中國會計準則及制度編制的除稅前盈利為71,687千元，同比下降3.02%；按香港普遍採納之會計原則編制的除稅前盈利為69,139千元，同比上升41.51%。

本報告期內，受國家藥品價格政策及醫院藥品招標採購等因素的影響，本公司二零零三年度貿易業務的銷售毛利率持續下降，同時年末應收賬款也呈現增長的勢頭。本公司屬下貿易企業一是根據市場的變化及時調整銷售策略，做好急需「非典」藥品貨源的採購、調撥和市場拓展工作，特別是做好醫院和零售藥店的供應工作，盡最大努力滿足市場需求的增加；二是積極拓展名牌產品、新藥和特效藥的代理及經銷業務，努力拓展省外主要城市和農村的銷售市場，保持獨家代理品種以及名牌系列產品的良好銷售勢頭；三是加強批發銷售力量，保持批發業務的迅速增長；四是根據醫藥流通市場的變化，適時調整醫藥零售市場拓展的策略；五是加快醫藥物流配送中心的建設，進一步優化業務流程、提高配送效率及庫存資金周轉速度。

截至二零零三年十二月三十一日，本集團的醫藥零售網點共有224家，其中，主營中藥的「采芝林」藥業連鎖店124家，主營西藥的「健民」醫藥連鎖店100家；新增銷售客戶2,103家，新增代銷品種2,077多個，新增總經銷品種36個，對貿易業務銷售額的增長起到重要作用。

本年度，製造業務一是加強與大型醫藥企業的緊密聯係和合作，年內組織了多次的大型全國展銷會和技術推介會議，有效提高了廣藥的品牌形象和擴大了產品的銷售；二是認真做好消渴丸、華佗再造丸等七個重點支柱產品的營銷策劃工作，逐步建立了重點產品經理負責制，加強了對重點支柱產品的市場監控管理；三是積極推進化痔栓、虛汗停、蜜煉川貝枇杷膏和烏雞白鳳丸等重點培育品種的市場策劃工作，努力培育新的經濟增長點；四是加強對醫院終端的推介工作，努力彌補在「非典」期間醫院銷售下滑的影響。

上述一系列措施的實施收到了良好的效果。二零零三年度銷售額顯著增長的重點產品有蜜煉川貝枇杷膏、王老吉清涼茶系列產品、化痔栓和虛汗停等，其銷售額分別比去年同期增長59.95%、33.25%、54.67%與51.08%。

受「非典」疫情等因素的影響，本集團的糖尿病藥產品銷售額比去年同期下降14.58%。

製造業務主要品種的銷售情況 （單位：人民幣千元）

產品類型	**二零零三年度銷售收入**	**毛利潤**
清熱解毒藥	475,617	236,707
糖尿病藥	311,501	207,160
止咳化痰利肺藥	248,569	121,894
疏風活血藥	210,935	123,204
胃腸用藥	102,690	47,796

本報告期內，本集團致力於加快企業的技術改造步伐。年內已完成並投入生產的有：消渴丸技改、引進口服液生產線技改、引進高速全自動顆粒劑生產線技改、膏露車間技改等12個項目。目前，廣州奇星藥業有限公司、廣州敬修堂、廣州環葉製藥有限公司、廣州星群、廣州陳李濟藥廠和廣州羊城等已通過了全廠GMP認證。至此，本公司屬下八家製造企業除廣州中一藥業有限公司因遷廠改造外，其餘全部通過了全廠GMP認證（其中廣州潘高壽通過GMP認證現場檢查，暫未獲得GMP證書）。

本報告期內，製造業務的存貨周轉天數比去年加速5.77天，而應收賬款周轉天數則比去年放慢1.07天。

本年度各主要業務的營業額及主營業務利潤如下：

	營業額		主營業務利潤	
	按中國會計準則及制度	按香港普遍採納之會計原則	按中國會計準則及制度	按香港普遍採納之會計原則
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
主要業務：				
製造及銷售	1,889,215	1,890,364	990,842	1,009,308
貿易　批發	4,544,134	4,544,134	288,774	293,271
零售	354,438	354,438	82,913	84,144
進出口	184,177	184,177	10,185	10,226
貿易小計	5,082,749	5,082,749	381,872	387,641
合計	6,971,963	6,973,113	1,372,714	1,396,949

本集團製造業務(「製造業務」)及貿易業務(「貿易業務」)的地區銷售情況

(單位：人民幣千元)

	製造業務		貿易業務			
地區	銷售額	佔製造業務銷售額比重%	銷售額	佔貿易業務銷售額比重%	合計銷售額	佔總銷售額比重%
華南	1,192,253	63.11	4,322,167	85.04	5,514,420	79.09
華東	243,940	12.91	225,862	4.44	469,802	6.74
華北	140,232	7.42	129,146	2.54	269,378	3.86
東北	110,342	5.84	75,014	1.48	185,356	2.66
西南	101,433	5.37	171,321	3.37	272,754	3.91
西北	61,693	3.27	80,926	1.59	142,619	2.05
出口	39,322	2.08	78,312	1.54	117,634	1.69
合計	1,889,215	100.00	5,082,749	100.00	6,971,963	100.00

(2) 中成藥製造業務

二零零三年度，本集團製造業務按中國會計準則及制度編制的營業額為1,889,215千元，同比增長8.36%；按香港普遍採納之會計原則編制的營業額為 1,890,364千元，同比增長8.43%；按中國會計準則及制度編制的除税前盈利為213,086千元，同比下降0.23%；按香港普遍採納之會計原則編制的除税前盈利為238,690千元，同比上升61.82%。

(除特別註明外，本報告涉及的財務數據均節錄自本集團按中國會計準則及制度編制之賬項)

管理層討論與分析

主營業務的範圍及其經營狀況

1. 經營業務範圍

本集團主要從事：(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

2. 經營狀況分析

(1) 主營業務及地區分析

二零零三年，國內醫藥市場受到較大的衝擊。一是受非典疫情的影響，部分醫藥產品市場呈現急劇變化，同時部分地區醫院門診量顯著下降而導致醫院用藥下降；二是國家關於藥品價格政策的調整，導致部分藥品的價格下滑；三是部分原藥材價格上升導致生產成本上升，致使製造業務毛利率下降；四是平價藥店的大量湧現令主要城市的醫藥市場競爭日趨激烈，給醫藥貿易業務帶來直接的衝擊。面對嚴峻的市場形勢，本集團認真分析市場的變化，及時調整營銷策略，加大終端市場的拓展力度，努力擴大企業的銷售規模，確保了經營業績的穩定增長。

二零零三年度本集團按中國會計準則及制度編制的營業額為6,971,963千元，同比增長17.30%；按香港普遍採納之會計原則編制的營業額為6,973,113千元，同比增長17.32%；按中國會計準則及制度編制的除稅前盈利為284,773千元，同比下降0.95%；按香港普遍採納之會計原則編制的除稅前盈利為307,829千元，同比上升56.77%。

本報告期內，本公司召開了一次年度股東週年大會

本公司第二屆第二十二次董事會會議通過了召開二零零二年度股東週年大會的決議，並於二零零三年三月二十四日在《上海證券報》、香港的《經濟日報》、《The Standard》上刊登通告。二零零三年五月十六日上午，二零零二年度股東週年大會在本公司會議室召開，出席會議的股東和股東授權代表共3人，代表本公司股份513,216,000股，約佔本公司股份總數的63.29%。會議由董事長蔡志祥先生主持，本公司董事、監事及高級管理人員出席了本次會議，公司律師列席了本次會議。會議的召開符合《公司法》和《公司章程》的有關規定。

本次股東大會審議通過了如下事項：

(1) 本公司二零零二年度董事會報告；

(2) 本公司二零零二年度監事會工作報告；

(3) 本公司二零零二年度經審核的財務報告；

(4) 本公司二零零二年度的核數師報告；

(5) 續聘任期屆滿的國內會計師（廣州羊城會計師事務所有限公司）及國際核數師（羅兵咸永道會計師事務所），並授權公司董事會決定其酬金；

(6) 本公司二零零二年度之利潤分配及派息方案；

(7) 授權董事會決定二零零三年度公司董事服務報酬總金額；

(8) 授權董事會決定二零零三年度公司監事服務報酬總金額；

(9) 授權董事會配發及發行新股份的建議。

該股東大會決議公告刊登於二零零三年五月十九日的《上海證券報》、香港的《經濟日報》與《The Standard》上。

獨立非執行董事履行職責情況

獨立非執行董事能夠按照相關法律、法規、公司章程的要求，認真履行職責，維護本公司整體利益，使中小股東的合法權益不受損害，並對本公司的經營發展提出良好之建議。獨立非執行董事能夠獨立履行職責，不受本公司主要股東、實際控制人、以及其他與本公司存在利害關係的單位或個人的影響。

公司與控股股東在業務、人員、資產、機構、財務等方面的分開情況：

1. 業務分開方面：本集團業務獨立於控股股東，自主經營，業務結構完整。

2. 在人員方面：本公司在勞動、人事及工資管理等方面均保持獨立。總經理、副總經理、董事會秘書、財務總監等高級管理人員均在本公司領取報酬，且沒有在控股股東單位擔任職務。

3. 在資產方面：本集團擁有獨立的生產系統、輔助生產系統和配套設施；擁有獨立的採購和銷售系統。本公司目前正在使用的38個商標所有權屬於本公司的控股股東廣藥集團。本公司與廣藥集團簽訂了有償使用《商標許可協議》。此外，本公司自行擁有4個註冊商標，該商標註冊在有效期內。

4. 機構獨立方面：本公司與控股股東完全不存在混合經營、合署辦公的情形。本公司設立了健全的組織機構體系，董事會、監事會及其它管理機構獨立運作，擁有獨立的決策管理機構和完整的生產單位，不存在與控股股東職能部門之間的從屬或上下級關係。

5. 在財務方面：本公司設有獨立的財務部門，建立了獨立的會計核算體系和財務管理制度，並在銀行獨立開戶和獨立納税。

董事、監事及高級管理人員的考評及激勵機制、相關獎勵制度

本公司已成立董事會屬下的薪酬與考核委員會，負責研究及審查董事、監事及高級管理人員的薪酬政策、考核標準與方案。本公司長期激勵機制方案已經二零零二年第一次臨時股東大會審議批准，自二零零一年度起實施。本次長期激勵機制的實施對象包括本公司董事(不包括獨立非執行董事)、監事(不包括外部監事)、高級管理人員、中級管理人員和主要技術骨幹。該方案將企業核心骨幹的責任、風險和收益與本公司的長期發展結合起來，以保持本公司經營業績的持續增長。

公司治理情況

本公司嚴格按照《公司法》、《證券法》和中國證監會有關法律法規的要求，不斷完善公司法人治理結構，規範公司運作，加強公司信息披露工作。

1. 本年內，本公司繼續致力於完善公司的治理結構，以提升公司的治理水平。在《公司章程》的基礎上，公司已建立了包括《股東大會議事規則》、《董事會議事規則》、《監事會議事規則》、《總經理工作細則》、《獨立董事制度》以及審核委員會、薪酬與考核委員會和投資管理委員會三個專門委員會的實施細則在內的較完善的公司治理規則，進一步加強了本公司的內部制度建設。

2. 關於控股股東與上市公司的關係：本公司控股股東廣藥集團行為規範，沒有超越股東大會直接或間接干預本公司的決策和經營活動，沒有佔用公司資金或要求為其擔保或替他人擔保；本公司與控股股東在業務、人員、資產、機構、財務方面做到「五分開」；本公司董事會、監事會和內部組織機構能夠獨立規範運作。本公司的關聯交易公平合理，並對定價依據、關聯交易協議的訂立及履行情況予以及時充分的披露。

3. 關於董事與董事會：本公司嚴格按照《公司章程》的規定選舉產生董事；本公司董事會的人數和人員構成符合法律、法規的要求；本公司各位董事能夠以忠實、誠信、勤勉的的態度履行職責，並積極參加有關培訓，熟悉有關的法律法規，瞭解作為董事的權利義務和責任；本公司嚴格按照有關規定建立了獨立董事制度和董事會專門委員會，使獨立董事的作用得到了充分的發揮。

4. 關於監事和監事會：本公司監事會的人數和人員構成符合法律、法規的要求，本公司監事能夠本著對股東負責的精神認真履行自己的職責，對本公司財務以及董事、經理人員履行職責的合法性、合規性進行有效的監督。

5. 關於績效評價與激勵約束機制：公司已成立了董事會薪酬與考核委員會，並制定了相關績效評價和激勵約束機制政策，以進一步完善董事、經理和其他高管人員的績效評價標準和激勵約束機制。

6. 關於相關利益者：本公司能夠充分尊重和維護銀行及其它債權人、職工、客戶等其他利益相關者的合法權益，關註環境保護、公益事業等問題，力求本公司持續、健康地發展。

7. 關於信息披露與透明度：本公司指定由董事會秘書負責信息披露工作並接待股東來訪，負責相關事務諮詢，及時處理股東來函，根據股東要求郵寄所需的資料；本公司始終能夠按照法律法規及《公司章程》的規定，本著誠信、勤勉的原則，客觀、真實、準確、及時、完整地披露有關信息，並確保全體股東在平等的基礎上獲得信息。

5. 本報告期內，本公司董事、監事及高級管理人員離任以及委任情況

本報告期內，未發生本公司董事、監事及高級管理人員離任情況，也未發生新選公司董事、監事及高級管理人員的情況。

註：　本報告期後，經第二屆第二十八次董事會會議批准，黎德成先生因工作調動而辭去本公司副總經理一職。

6. 董事及監事的服務合約

各董事及監事與本公司訂立書面服務合約，主要方面如下：

第二屆董事會及監事會每一位成員與本公司訂立之合約由二零零零年十月十八日開始，至第三屆董事會及監事會成員選舉產生之日止；本公司董事及監事的委任期約為三年，至第三屆董事會及監事會成員選舉產生之日止，任期屆滿可以連選連任。

上述的董事及監事服務合約中並無關於在任期未屆滿期間終止服務合約需作補償之條款，亦無對任期屆滿後不再連任而需作補償之條款。

7. 員工情況

二零零三年末本集團在冊員工人數為		8,772人
其中：	生產人員	4,883人
	銷售人員	1,756人
	工程技術人員	870人
	財務人員	273人
	行政人員	990人

本集團持有碩士文憑以上的員工有66人，本科文憑的員工有735人，另外，退休職工有4,362人。本年度的工資總額約為人民幣3.81億元。

本集團員工的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

(2) 除上述披露外，於二零零三年十二月三十一日，本公司董事、監事及高級管理人員或彼等之聯繫人概無擁有根據證券條例第十五部第7及第8分部須知會本公司及港交所有關於本公司或其任何相聯法團（定義見證券條例第十五部）之股份、相關股份或債券中任何個人、家族、公司或其他權益或淡倉（包括根據證券條例之該等規定被認為或視作擁有之權益或淡倉），或必須列入根據證券條例第352條予以存置之登記冊內，或根據《公司董事進行證券交易的標準守則》必須知會本公司及港交所之任何個人、家族、公司或其他權益或淡倉。

4. 本年度報酬情況

本年度，在本集團領取報酬的董事、監事和高級管理人員的報酬總額為513萬元；報酬金額最高的前三名董事的報酬總額為270萬元；報酬金額最高的前三名高級管理人員的報酬總額為89萬元。

獨立非執行董事的津貼及其它待遇情況如下：

單位：人民幣千元

姓名	二零零三年度津貼	其他待遇
朱幼麟	94.3	無
吳　張	42.0	無
劉錦湘	58.9	無
張伯華	94.3	無
黃卜仁	19.8	無

在本集團領取報酬的董事、監事及高級管理人員共15人，其中10萬元以下7人，10萬元至40萬元2人，40萬元以上6人。

註：　在本集團領取報酬金額最高的前五名人士的報酬總額載列於財務報表附註第130頁。

報酬決策程序：

本公司董事及監事領取薪酬均由董事會提出建議，經年度股東週年大會普通決議通過授權董事會決定公司董事、監事服務報酬金額及支付方法。高級管理人員的報酬金額及支付方法則由董事會結合本公司年度業績及個人績效考評確定。

本公司董事、監事及高級管理人員均在本集團領取報酬。

董事

姓名	權益類別	公司	股份數目（股）
蔡志祥	個人	本公司(A股)	14,700
	家族	廣州星群藥業股份有限公司(「廣州星群」)	1,900
	家族	廣州潘高壽藥業股份有限公司(「廣州潘高壽」)	1,670
	家族	廣州羊城藥業股份有限公司(「廣州羊城」)**	1,960
	家族	廣州敬修堂藥業股份有限公司(「廣州敬修堂」)	2,240
	家族	廣州光華藥業股份有限公司(「廣州光華」)	1,670
	家族	廣州天心藥業股份有限公司(「廣州天心」)	1,670
	信託*	保聯拓展有限公司(「保聯」)	200,000
李益民	個人	本公司(A股)	14,700
	家族	廣州星群	1,900
	家族	廣州潘高壽	1,670
	家族	廣州羊城	1,960
	家族	廣州敬修堂	2,240
	家族	廣州天心	1,670
	家族	廣州光華	1,670
	信託*	保聯	200,000
周躍進	個人	本公司(A股)	28,900
	信託*	保聯	200,000

監事

姓名	權益類別	公司	股份數目（股）
陳燦英	個人	本公司(A股)	9,800
	個人	廣州羊城	22,150

高級管理人員

姓名	權益類別	公司	股份數目（股）
何舒華	個人	本公司(A股)	27,700
黎德成	個人	廣州敬修堂	3,820
	個人	廣州羊城	1,680

* *蔡志祥先生、李益民先生和周躍進先生僅以信託人身份持有上述保聯之股份。上述股份除保聯公司股份及本公司A股外，其餘均為職工股。*

** *廣州羊城藥業股份有限公司於二零零四年二月五日正式更名為「廣州王老吉藥業股份有限公司」。*

高　昉先生，45歲，二零零二年加入廣州藥業，現任本公司財務總監，研究生畢業，持有律師、註冊會計師、高級經濟師等專業資格。曾任深圳證券交易所上市稽核部負責人，香港廣信企業公司董事副總經理，北京比特科技控股股份有限公司副總經理、財務總監。

2.　本報告期內，本公司董事、監事及高級管理人員持股(A股)情況

姓名	職務	年初持股數(股)	年末持股數(股)	變動原因
蔡志祥	董事	14,700	14,700	見備註
李益民	董事	14,700	14,700	見備註
周躍進	董事	3,700	28,900	見備註
馮贊勝	董事	—	—	
朱幼麟	獨立非執行董事	—	—	
張伯華	獨立非執行董事	—	—	
劉錦湘	獨立非執行董事	—	—	
吳　張	獨立非執行董事	—	—	
黃卜仁	獨立非執行董事	—	—	
陳燦英	監事會主席	9,800	9,800	見備註
譚思馬	監事	—	—	
羅繼東	監事	—	—	
何舒華	副總經理、董事會秘書	11,200	27,700	見備註
黎德成	副總經理	—	—	
高　昉	財務總監	—	—	

註：　*根據二零零二年第一次臨時股東大會批准實施的長期激勵機制方案，在實現經營業績目標的前提下，本公司高級管理人員的部分激勵獎金用於購買本公司的人民幣普通股(A股)股票，並依法向上海證券交易所申報及鎖定。*

3.　董事、監事及高級管理人員於股份、相關股份及債券之權益及淡倉

(1)　於二零零三年十二月三十一日，本公司董事、監事及高級管理人員根據證券條例第十五部第7及第8分部已知會本公司及港交所其於本公司或其任何相聯法團(定義見證券條例第十五部)之股份及相關股份中擁有之權益或淡倉(包括根據證券條例之該等規定被認為或視作擁有之權益或淡倉)，或必須列入根據證券條例第352條予以存置之登記冊內，或根據《上市公司董事進行證券交易的標準守則》必須知會本公司及港交所之權益或淡倉載列如下：

劉錦湘先生，64歲，二零零零年至今任本公司獨立非執行董事，原任越秀企業(集團)有限公司及越秀投資有限公司董事長，越秀交通有限公司董事長。於一九六四年在中國西安建築科技大學畢業，在工業技術、企業及經濟事務管理方面積逾40年經驗。曾任廣州市經濟委員會主任及廣州市副市長。

吳　張先生，46歲，二零零零年至今任本公司獨立非執行董事，現任廣州證券有限責任公司董事長、金鷹基金管理有限公司董事長、廣州珠江實業有限公司獨立董事。於澳洲梅鐸大學取得工商管理碩士學位，具有堅實的經濟金融理論基礎和豐富的證券管理經驗。吳先生於一九八九年至一九九九年先後擔任廣州越銀財務發展公司總經理、香港越秀財務有限公司董事副總經理、香港越秀證券有限公司董事副總經理。

黃卜仁先生，68歲，二零零零年至今任本公司獨立非執行董事，於一九九六年取得中國稅務師及註冊稅務師職稱，從事財稅工作四十餘年，具有豐富的財政、稅務管理經驗。曾先後擔任廣州市財政(稅務)局分局局長、廣州市財政(稅務)局副局長及廣州市物價局局長。

監事

陳燦英先生，54歲，本公司監事會主席。陳先生於一九七三年加入廣藥集團，於一九八五年在廣州市行政學院畢業。現兼任廣藥集團工會主席、本公司工會主席。陳先生同時也為廣州市企業家協會常務理事、《中藥事業報》編輯委員會委員及全國中藥經濟研究會常務理事。

譚思馬先生，40歲，二零零零年至今任本公司監事，現任廣州證券有限責任公司副董事長、總裁，中山大學經濟學碩士，具有豐富的證券理論知識和證券管理經驗。曾任香港越秀財務公司副總經理，廣州越銀財務發展公司執行董事、總經理，廣州證券公司副總經理。

羅繼東先生，50歲，二零零零年至今任本公司監事，現任招商銀行廣州市分行行長，高級經濟師，西南財經大學經濟學碩士，有豐富的財經管理經驗。

高級管理人員

何舒華先生，47歲，本公司副總經理兼董事會秘書，彼於一九八二年加入廣藥集團，於一九八二年畢業於中山大學生物系。一九九五年，何先生取得中山大學理學碩士學位。何先生同時亦為廣東省現場統計學會常務理事，廣州市十二屆人大代表。

黎德成先生，43歲，本公司副總經理，兼任廣州潘高壽藥業股份有限公司總經理，一九七八年加入廣藥集團，一九八八年在廣州師範學院畢業，持有政治及經濟管理大學專科文憑，東北財經大學金融專業研究生，中國中藥協會常務理事。

1. 董事、監事、高級管理人員履歷簡介

董事

蔡志祥先生，54歲，本公司董事長，於一九八一年加入廣藥集團，具有二十多年的醫藥業經驗。蔡先生於一九九一年在廣州市行政學院畢業並獲得經濟管理大學本科文憑，二零零零年獲美國管理技術大學管理學碩士學位。蔡先生同時兼任廣藥集團董事長，亦為廣州市紅十字會常務理事、副主席，廣東省醫藥工商聯合會名譽副會長，廣州市企業家協會常務理事，廣州市企業評價協會副會長，中國企業家全國理事會理事，中國百強企業文化建設協會理事會常務理事。

李益民先生，53歲，本公司副董事長及主管中藥師，於一九七零年加入廣藥集團，具有三十三年中藥業經驗。於一九七六年在中山大學生物系進修，二零零零年獲美國管理技術大學管理學碩士學位。現任廣藥集團的副董事長兼總經理、廣州白雲山製藥股份有限公司董事長，兼任廣州鋼鐵企業集團有限公司獨立董事。李先生同時亦為中國中醫藥學會常務理事、廣東省醫藥行業協會會長、廣東省藥學會副會長、廣東省中醫藥學會副會長及廣州連鎖經營協會副會長。

馮贊勝先生，53歲，本公司董事，於一九七零年加入廣藥集團。馮先生於一九七七年在廣州醫學院畢業，持有醫療系大學本科文憑，主管藥師。現任廣州醫藥有限公司董事長兼總經理，亦任中國醫藥商業協會副會長、廣東省藥學會常務理事及貿易專業副主任委員。

周躍進先生，46歲，本公司董事兼總經理，工學學士、經濟學碩士、高級經濟師，執業藥師。於一九七五年加入廣藥集團，周先生曾先後任廣州何濟公製藥廠經營部部長、廣州何濟公製藥廠廠長助理、副廠長、廠長、香港保聯拓展有限公司董事、副總經理，二零零一年十二月起任本公司總經理。周先生在企業管理及投資工作方面具有豐富經驗。

獨立非執行董事

朱幼麟先生，59歲，一九九七年至今任本公司獨立非執行董事，香港特別行政區第一屆立法會議員，亦為華德豐集團有限公司的主席。於美國東北大學取得管理學碩士學位，並在美國哈佛大學取得工商管理碩士學位。

張伯華先生，71歲，一九九七年至今任本公司獨立非執行董事，越秀中國投資有限公司董事長、China Canton Investment Ltd. 董事長。

5. **於二零零三年十二月三十一日，本公司前10名流通股股東情況如下：**

股東名稱	持有流通股數量(股)	股票種類
香港中央結算(代理人)有限公司	218,170,999	H股
HSBC Nominees (Hong Kong) Limited	862,000	H股
Wong Chung King	308,000	H股
鄧大凱	305,746	A股
興和證券投資基金	302,415	A股
陳宇亮	166,557	A股
張臘	123,000	A股
劉志忠	120,000	A股
謝鳳華	115,000	A股
江蘇省江海糧油貿易公司	100,000	A股

註：

1. *根據香港中央結算(代理人)有限公司提供的資料，其持有之H股股份乃代表多個客戶所持有。*

2. *本公司並不知悉前10名流通股股東之間是否存在關聯關係，且並不知悉前10名流通股股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。*

6. **本年度內，本公司或其任何附屬公司概無買賣或購回本公司之股份。**

7. **本報告期內，本公司控股股東未發生變更。**

優先認股權

本公司章程及中國法律並無要求本公司按照持有股份比例發行新股予現有股東之優先認購股權條款。





(2) 於二零零三年十二月三十一日，本公司前10名股東情況如下：

股東名稱	持股數(股)	股份類別	佔總股本比例(%)	股份性質
廣州醫藥集團有限公司	513,000,000	未流通	約63.26	國家股
香港中央結算（代理人）有限公司	218,170,999	已流通	約26.90	H股
HSBC Nominees (Hong Kong) Limited	862,000	已流通	約0.11	H股
Wong Chung King	308,000	已流通	約0.04	H股
鄧大凱	305,746	已流通	約0.04	A股
興和證券投資基金	302,415	已流通	約0.04	A股
陳宇亮	166,557	已流通	約0.02	A股
張臘	123,000	已流通	約0.02	A股
劉志忠	120,000	已流通	約0.01	A股
謝鳳華	115,000	已流通	約0.01	A股

註：

1. *根據香港中央結算（代理人）有限公司提供的資料，其持有之H股股份乃代表多個客戶所持有。*

2. *本公司前10名股東中，廣藥集團與其他9名流通股股東均無關聯關係。本公司並不知悉其餘9名流通股股東之間是否存在關聯關係，且並不知悉其餘9名股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。*

3. 持股10%以上（含10%）的法人股東情況

控股股東名稱	：	廣州醫藥集團有限公司
法定代表人	：	蔡志祥
成立日期	：	一九九六年八月七日
註冊資本	：	壹拾億零柒佰柒拾萬元
公司類別	：	有限責任公司
股權結構	：	國有獨資
經營範圍	：	國有資產的經營、投資。生產、銷售：醫藥中間體、中西成藥、中藥材、生物技術產品、醫療器械、製藥機械、藥用包裝材料、保健食品及飲料、衛生材料及醫藥整體相關的商品。與醫藥產品有關的進出口業務，及房地產開發。

4. 其他持股10%（含10%）以上的法人股東情況

本報告期內，本公司沒有其他持股10%（含10%）以上的法人股東。

股東情況介紹

1. 本報告期末股東總數

截止二零零三年十二月三十一日，持有本公司股票的股東戶數為52,718戶，其中，發起人國家股股東1戶，境內上市人民幣普通股(A股)股東52,674 戶，境外上市外資股(H股)股東43戶。

2. 股東於本公司股份及相關股份之權益及淡倉

(1) 於二零零三年十二月三十一日，任何人士(並非本公司董事、監事或高級管理人員)於本公司的股份及相關股份中，擁有根據證券及期貨條例(「證券條例」)第十五部的第2及第3分部須知會本公司及港交所，以及須記入本公司根據證券條例第336條存置的登記冊的權益如下:

股東名稱	持股種類	持有股份數目 (股)	佔已發行 國家股百分比	約佔已發行 H股百分比
廣州醫藥集團有限公司(「廣藥集團」)[1]	國家股	513,000,000	100%	—
香港上海滙豐銀行[2]	H股	41,212,194	—	18.74%
國泰君安證券(香港)有限公司[2]	H股	21,138,000	—	9.61%
香港中國銀行[2]	H股	18,803,000	—	8.55%
恒生銀行[2]	H股	11,464,274	—	5.21%
花旗銀行[2]	H股	11,228,000	—	5.11%

除上述所披露外，就董事所知，並無任何其他人士或公司於二零零三年十二月三十一日於本公司之股份及相關股份中擁有佔本公司之已發行任何類別股份5%或以上之權益或淡倉。

註：

1. *本報告期內，廣藥集團以其持有的部分本公司國家股用於廣州白雲山製藥股份有限公司債務重組，涉及股份15,260萬股，其中1,248萬股擬轉讓予中國華融資產管理公司廣州辦事處、2,200萬股擬轉讓予中國長城資產管理公司廣州辦事處，有關手續正在辦理中，其餘涉及的股份目前仍處於質押期中。*

2. *根據香港中央結算(代理人)有限公司的通知，於二零零三年十二月三十一日，各公司在中央結算系統股票戶口內持有超過本公司已發行H股股份總數的5%。*

股本變動情況

1. 股份變動情況表及股本結構

數量單位：股

	變動前	變動增減(+/-)						變動後
		配股	送股	公積金轉股	增發	其他	小計	
一、 未上市流通股份								
1. 發起人股份								
其中：								
國家持有股份	513,000,000	—	—	—	—	—	—	513,000,000
境內法人持有股份	—	—	—	—	—	—	—	—
境外法人持有股份	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2. 募集法人股份	—	—	—	—	—	—	—	—
3. 內部職工股	—	—	—	—	—	—	—	—
4. 優先股或其他	—	—	—	—	—	—	—	—
未上市流通股份合計	513,000,000							513,000,000
二、 已上市流通股份	—	—	—	—	—	—	—	—
1. 人民幣普通股	78,000,000							78,000,000
2. 境內上市的外資股	—	—	—	—	—	—	—	—
3. 境外上市的	—	—	—	—	—	—	—	—
外資股(H股)	219,900,000	—	—	—	—	—	—	219,900,000
4. 其他	—	—	—	—	—	—	—	—
已上市流通股份合計	297,900,000	—	—	—	—	—	—	297,900,000
三、 股份總數	810,900,000	—	—	—	—	—	—	810,900,000

2. 股票發行及上市情況

一九九七年十月二十四日，本公司在香港發行21,990萬股H股，發行價格為每股1.65港元；一九九七年十月三十日，本公司H股在香港聯合交易所有限公司(「港交所」)上市。

二零零一年一月十日，本公司在國內發行7,800萬股A股，發行價格為每股9.8元人民幣；二零零一年二月六日，本公司A股在上海證券交易所上市。

A股發行後，本公司已發行的股份總數為81,090萬股。

3. 內部職工股情況

本公司無任何內部職工股。

按香港普遍採納之會計原則編制的賬項：
(單位：人民幣千元)

項目	股本	股份溢價	資本公積金	法定盈餘公積金	法定公益金	任意盈餘公積金	保留盈利	總額
於二零零三年								
一月一日，如前呈報	810,900	781,134	443,355	160,635	109,729	66,066	83,247	2,455,066
會計政策變動								
一遞延税項負債淨額之撥備	—	—	(53,184)	—	—	—	52,198	(986)
於二零零三年一月一日， 經重列	810,900	781,134	390,171	160,635	109,729	66,066	135,445	2,454,080
本年度盈利	—	—	—	—	—	—	146,667	146,667
已派發二零零二年末期股息	—	—	—	—	—	—	(48,654)	(48,654)
轉撥	—	—	7,418	33,978	24,893	21,821	(88,110)	—
出售附屬公司後撥往損益之儲備	—	—	—	(307)	(163)	(206)	—	(676)
於二零零三年 十二月三十一日	810,900	781,134	397,589	194,306	134,459	87,681	145,348	2,551,417



按照中國證監會《公開發行證券公司信息披露編制規則(第9號)》要求計算的財務指標(按中國會計準則及制度編制)

本報告期利潤	淨資產收益率%		每股收益(元)	
	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	56.50	57.65	1.69	1.69
營業利潤	12.19	12.43	0.37	0.37
淨利潤	5.75	5.87	0.17	0.17
扣除非經常性損益後的淨利潤	5.95	6.06	0.18	0.18

二零零三年度股東權益變動情況(合併)

按中國會計準則及制度編制的賬項：
(單位：人民幣元)

項目	股本	資本公積	盈餘公積	其中：法定公益金	未分配利潤	股東權益合計
年初數	810,900,000.00	1,114,334,224.64	336,429,845.16	109,728,912.38	73,918,608.87	2,335,582,678.67
本年增加	—	5,237,977.77	80,670,425.74	24,892,774.22	140,471,391.49	226,379,795.00
本年減少	—	—	654,587.83	163,126.19	131,831,503.43	132,486,091.26
年末數	810,900,000.00	1,119,572,202.41	416,445,683.07	134,458,560.41	82,558,496.93	2,429,476,382.41

變動原因：

1. 資本公積增加主要是本公司屬下子公司廣州漢方現代中藥研究有限公司(「廣州漢方」)在2003年4月增資擴股時新股東溢價入股轉入、形成固定資產的政府撥款轉入，及不用支付的應付賬款轉入數；

2. 盈餘公積變動主要是由於本年本集團按淨利潤計提數。

主要會計資料及財務指標

按中國會計準則及制度編制的賬項
(單位：人民幣)

指標項目		二零零三年	二零零二年		二零零一年	
			調整前	調整後	調整前	調整後
1.	主營業務收入(千元)	**6,971,963**	5,943,823	5,943,823	5,334,029	5,334,029
2.	淨利潤(千元)	**139,795**	158,478	158,478	146,134	146,134
3.	總資產(千元)	**4,707,039**	4,173,194	4,173,194	3,702,113	3,702,113
4.	股東權益(不含少數股東權益)(千元)	**2,429,476**	2,286,929	2,335,583	2,172,916	2,221,570
5.	每股收益(元)	**0.17**	0.20	0.20	0.18	0.18
6.	每股淨資產(元)	**3.00**	2.82	2.88	2.68	2.74
7.	調整後每股淨資產(元)	**2.92**	2.74	2.80	2.59	2.65
8.	每股經營活動產生的現金流量淨額(元)	**(0.01)**	0.21	0.21	0.17	0.17
9.	淨資產收益率(攤薄)%	**5.75**	6.93	6.79	6.73	6.58
10.	淨資產收益率(加權)%	**5.87**	7.04	6.96	7.04	6.96
11.	扣除非經常性損益後淨利潤的加權平均淨資產收益率%	**6.06**	7.20	7.12	7.11	7.02
12.	股東權益(不含少數股東權益)比率%	**51.61**	54.80	55.97	58.69	60.00
13.	資產負債率%(註)	**44.84**	41.94	40.78	38.19	36.87

按香港普遍採納之會計原則編制的賬項
(單位：人民幣)

指標項目		二零零三年	經重列 二零零二年	二零零一年	二零零零年	一九九九年
1.	營業額(千元)	**6,973,113**	5,943,823	5,334,029	4,222,857	3,454,492
2.	除税前盈利(千元)	**307,829**	196,360	205,987	204,572	178,115
3.	本年淨利潤(千元)	**146,667**	101,155	95,868	135,250	128,688
4.	總資產(千元)	**4,954,091**	4,410,210	3,877,969	3,256,426	3,072,057
5.	總負債(千元)	**2,402,674**	1,956,130	1,469,539	1,657,609	1,593,832
6.	股東權益(千元)	**2,551,417**	2,454,080	2,408,430	1,598,817	1,478,225
7.	每股收益(元)	**0.181**	0.125	0.119	0.185	0.176
8.	每股淨資產(元)	**3.15**	3.03	2.97	2.18	2.02
9.	淨資產收益率%	**5.75**	4.12	3.98	8.46	8.71
10.	股東權益比率%	**51.50**	55.65	62.11	49.10	48.12
11.	資產負債率%(註)	**48.50**	44.35	37.89	50.90	51.88

註： 資產負債率乃根據此公式計算：負債總值÷資產總值×100%

按中國會計準則及制度與香港普遍採納之會計原則計算的本公司及本集團之淨資產與淨利潤的差異說明

	集團		公司	
		經重列		經重列
	二零零三年十二月三十一日	二零零二年十二月三十一日	**二零零三年十二月三十一日**	二零零二年十二月三十一日
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
按中國會計準則及制度編制之淨資產	**2,429,476**	2,335,583	**2,432,159**	2,332,111
壞帳準備	—	(26,067)	—	—
資本化之無形資產	**58,571**	69,017	**1,458**	1,701
固定資產重估價值差異	**132,808**	134,783	—	—
多計提的研究開發費用	—	4,228	—	—
計提之過渡性醫療保險	**(66,782)**	(71,762)	—	—
計提之遞延税款	**12,708**	26,590	—	—
回轉冲銷之應付款項	—	(5,144)	—	—
少數股東權益差異	**(15,364)**	(13,148)	—	—
冲回對子公司之應佔淨資產	—	—	**(221,905)**	(165,539)
按香港普遍採納之會計原則編制之淨資產	**2,551,417**	2,454,080	**2,211,712**	2,168,273

	二零零三年	二零零二年	**二零零三年**	二零零二年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
按中國會計準則及制度編制之淨利潤	**139,795**	158,478	**143,516**	151,794
無形資產之攤銷	**(10,446)**	(10,446)	—	—
固定資產重估增值部分所計提之折舊	**(1,975)**	(1,975)	**(243)**	(243)
補計研究開發費用	**(4,228)**	(8,530)	—	—
確認之政府補助收入	**290**	3,600	—	—
回轉/(計提)之過渡性醫療保險	**4,980**	(71,762)	—	—
(支銷)/計入之遞延税款	**(13,882)**	30,341	—	—
於税後利潤計提之職工福利基金	**(2,507)**	(2,144)	—	—
本年度回轉之壞帳準備	**26,067**	—	—	—
確認由於對子公司的股權冲淡而產生之收益	**3,565**	—	**3,565**	—
確認核銷之應付款項	**7,224**	—	—	—
少數股東權益之變動差異	**(2,216)**	3,593	—	—
冲回應佔子公司當年業績	—	—	**(54,745)**	(85,872)
按香港普遍採納之會計原則編制之淨利潤	**146,667**	101,155	**92,093**	65,679

本年度本公司及附屬公司(合稱「本集團」)業績

按中國會計準則及制度編制的賬項：

項　目		二零零三年 人民幣千元
1.	利潤總額	284,773
2.	淨利潤	139,795
3.	扣除非經常性損益後的淨利潤(註)	144,460
4.	主營業務利潤	1,372,714
5.	其他業務利潤	43,332
6.	營業利潤	296,060
7.	投資收益	2,715
8.	補貼收入	276
9.	營業外收支淨額	(14,278)
10.	經營活動產生的現金流量淨額	(6,830)
11.	現金及現金等價物淨增加額	(201,038)

註：非經常性損益涉及項目及金額包括

項目		*金額* *人民幣千元*
1.	*處置長期股權投資產生的損失*	*3,015*
2.	*各種形式的政府補貼*	*276*
3.	*短期投資收益*	*738*
4.	*營業外收入*	*2,232*
5.	*扣除計提的資產減值準備的其他各項營業外支出*	*10,328*
6.	*以前年度已經計提各項減值準備的轉回*	*3,490*
7.	*所得税影響*	*1,942*

7. 公司其他資料：

廣州藥業首次登記日期：	一九九七年九月一日
廣州藥業首次登記地點：	中國廣東省廣州市沙面北街45號
廣州藥業變更登記日期：	二零零一年一月十七日
廣州藥業變更登記地點：	中國廣東省廣州市沙面北街45號
企業法人營業執照註冊號：	4401011101830
稅務登記號碼：	44010063320680x
所聘會計師事務所名稱及地址：	國際核數師： 羅兵咸永道會計師事務所 香港中環太子大廈22樓 國內會計師： 廣州羊城會計師事務所有限公司 中國廣東省廣州市東風中路410號健力寶大廈25樓





1.	公司法定中文名稱：	廣州藥業股份有限公司
	中文名稱縮寫：	廣州藥業
	英文名稱：	Guangzhou Pharmaceutical Company Limited
	英文名稱縮寫：	GPC
2.	公司法定代表人：	蔡志祥
3.	公司董事會秘書：	何舒華
	證券事務代表：	黃雪貞
	聯繫地址：	中國廣東省廣州市沙面北街45號
	電話：	(8620) 8121 8119
	傳真：	(8620) 8121 6408
	電子郵箱：	hesh@gpc.com.cn/ huangxz@gpc.com.cn
4.	公司註冊及辦公地址：	中國廣東省廣州市沙面北街45號
	郵政編碼：	510130
	公司國際互聯網網址：	http://www.gpc.com.cn
	電子郵箱：	sec@gpc.com.cn
	在香港辦事機構地點：	香港金鐘道89號力寶中心第2座20樓2005室
5.	公司選定的信息披露報紙：	中國《上海證券報》 香港《經濟日報》、《The Standard》(英文報)
	中國證監會指定登載公司年度報告的國際互聯網網址：	http://www.sse.com.cn
	香港登載公司年度報告的互聯網網址：	http://www.hkex.com.hk
	公司年度報告備置地點：	廣州藥業股份有限公司董事會秘書處
6.	股票上市交易所名稱及代碼：	A股： 上海證券交易所 代碼： 600332 公司簡稱： 廣州藥業 H股： 香港聯合交易所有限公司 代碼： 0874 公司簡稱： 廣州藥業

公司基本情況簡介 2
會計數據和業務數據摘要 4
股本變動及股東情況 9
董事、監事、高級管理人員和員工情況 13
公司治理結構 19
股東大會情況簡介 21
董事會報告
管理層討論與分析 22
董事會日常工作 32
利潤分配預案或資本公積轉增股本預案 33
其他事項 34
監事會報告 40
重要事項 42
財務報告
根據中國會計準則及制度編制之財務會計報告 44
根據香港普遍採納之會計原則編制之財務會計報告 108
備查文件目錄 156

重要提示

廣州藥業股份有限公司(「廣州藥業」或「本公司」)董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

本公司截至二零零三年十二月三十一日止年度(「本報告期」或「本年度」)財務報告經國內廣州羊城會計師事務所有限公司和國際羅兵咸永道會計師事務所審計並出具了標準無保留意見報告書。

本公司董事長蔡志祥先生、總經理周躍進先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證年度報告中財務會計報告的真實、完整。

獨立非執行董事劉錦湘先生因公務未能出席本公司於二零零四年三月二十六日召開之董事會會議，委托獨立非執行董事張伯華先生代為出席並行使表決權。

本報告分別以中、英文兩種語言編訂，除按香港普遍採納之會計原則編制的簡明賬目，兩種文體若出現解釋上的歧義時，以中文本為準。


年

2003

annual report

報

廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited